SUSAN W. WILES Direct: 312-836-4192 Facsimile: 312-275-7616 E-mail: swiles@shefskylaw.com

IN REFERENCE TO: 028620-01

August 10, 2007

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitacost.com, Inc.
Registration Statement on Form S-1
File No. 333-143926
Filed June 20, 2007

Dear Mr. Owings:

We are writing on behalf of our client, Vitacost.com, Inc. (the “Company”), in response to comments contained in your correspondence, dated July 19, 2007. The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter. In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

General

1.        We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:        We note the Staff’s comment and respectfully submit that the requested information will be provided in a subsequent amendment. It is our intent to file the subsequent amendment with sufficient time to permit the Staff to review the disclosure before the distribution of any preliminary prospectus.

Mr. H. Christopher Owings

August 10, 2007

Outside Front Cover Page of Prospectus

2.        Please provide a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered. See Item 501(b)(3) of Regulation S-K.

Response:        We note the Staff’s comment and respectfully submit that the requested information will be provided in a subsequent amendment. It is our intent to file the subsequent amendment with sufficient time to permit the Staff to review the disclosure before the distribution of any preliminary prospectus.

3.        You state that you expect that delivery of the shares will be made to investors “on or about                             , 2007.” This statement is not necessary for the protection of investors. Please delete.

Response:        In response to the Staff’s comment, the sentence has been deleted.

Summary, page 1

4.        Please revise the first sentence to state that the summary highlights the key aspects of the offering and eliminate the language that states that the summary “does not contain all of the information that you should consider in making your investment decision.”

Response:        In response to the Staff’s comment, the requested revision has been made.

5.        Please delete the last sentence in your summary that contains definitions as the meaning is clear from context.

Response:        In response to the Staff’s comment, the sentence has been deleted.

6.        Please tell us why you have not also included your other website www.goNSI.com in the Summary. Also tell us what, if any, difference there is between these websites and what purpose they each serve.

Response:        In response to the Staff’s comment, the following disclosure has been inserted on page 52 of the prospectus:

We have the following websites in addition to www.vitacost.com including, www.ocupower.com, www.walkerdiet.com, www.csiskincare.com, www.health-fitness-tips.com, www.nutrals.com and www.goNSI.com. Only the www.vitacost.com and www.goNSI.com websites directly generate sales and the www.goNSI.com website generates less than 1% of our sales.

Mr. H. Christopher Owings

August 10, 2007

In further response to the Staff’s comments, the Company did not include the websites in the prior disclosure because only two of the Company’s seven websites generate revenue, the others are used primarily to direct traffic to www.Vitacost.com. Furthermore, the www.goNSI.com website generates less than 1% of the Company’s sales.

Our Business, page 1

7.        Please prominently disclose that your business depends on Wayne F. Gorsek, your former CEO and principal shareholder with whom you have a consulting agreement. Also disclose that in connection with your application for listing of your common stock on the Nasdaq Global Market, you were advised by Nasdaq that your listing would be considered for approval conditioned upon Mr. Gorsek’s resignation as an officer and director of the company. Disclose all judgments against him, all sections of the Securities Act he was found to have violated and fully describe the findings of the court against him.

Response:        In response to the Staff’s comment, the Company has added disclosure under the caption Summary—Our Business that states that our business depends on the contributions of Mr. Gorsek and describes the material aspects of Mr. Gorsek’s past violations of the federal securities laws and the conditions to listing imposed by the Nasdaq Global Market. The Company respectfully submits that the prospectus summary, as revised, discloses the material facts relating to Mr. Gorsek’s past violations and the listing conditions imposed by the Nasdaq Global Market which are discussed in detail on pages 56-57. The Company respectfully submits that the complete description of the findings against Mr. Gorsek is not appropriate for the prospectus summary because that level of detail is not required by the prospectus summary as prescribed by Item 503(a) of Regulation S-K and the related instruction, and would result in unnecessary duplication in the prospectus since the complete disclosure is included under the caption Business—Regulatory Proceedings, and Principal Stockholders on pages 79 and 80, and because further disclosure is outside the scope of Item 401(f) of Regulation S-K since the Court findings were entered more than five years ago.

Mr. H. Christopher Owings

August 10, 2007

8.        You state you are a “leading” online retailer of a broad selection of nutritional supplements and health and wellness products. Please clarify “leading” and provide support for this statement.

Response:        In response to the Staff’s comment, the word “leading” has been deleted from the sentence.

9.        Please indicate where the products you sell are manufactured and identify the manufacturers.

Response:        In response to the Staff’s comment, the following disclosure has been inserted on page one of the Summary:

All of our proprietary products are manufactured by third-party contract manufacturers, the top three of which, Health Wright Products, Nutra Manufacturing and NutriForce Nutrition, accounted for approximately 71% of our NSI finished goods in 2006.

10.        Also indicate, if true, that your vitamins, minerals, herbs and supplements generally are not regulated by the FDA and whether they may be regulated in the future.

Response:        In response to the Staff’s comment, the following disclosure has been inserted on page one of the Summary:

Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and generally are not subject to pre-market regulatory approval or clearance in the U.S. by the FDA or other governmental agencies. However, the products we sell could be subject to regulation in the future.

11.        Your disclosure also contains a significant amount of unsubstantiated language such as “unique” proposition, “scientifically-formulated” proprietary products, “outstanding” values, “exceptional” customer service, “unique” proprietary formulations, “state-of-the-art” distribution facilities, “industry leading” fulfillment and customer satisfaction statistics, etc. Please generally review your document to remove language of this nature.

Response:        In response to the Staff’s comment, the requested revisions have been made.

12.        Similarly, here and in your Business discussion, please remove your discussion of OcuPower, as it implies your products may improve the condition of persons with incurable diseases.

Mr. H. Christopher Owings

August 10, 2007

Response:        In response to the Staff’s comment, enclosed with this response is a copy of the American Optometric Association Medical Journal, Optometry, which showed that Lutein, taken alone or together with other nutrients improves vision function. In further response to the Staff’s comment, the words “a disease for which there is no known cure” have been deleted from the disclosure.

13.        Please furnish us a copy of the Inc, magazine article to which you make reference.

Response:        In response to the Staff’s comment, enclosed is a copy of the referenced Inc. Magazine article.

Our Markets and Opportunities, page 2

14.        You refer here and under Industry Overview on page 40 to various reports, articles and studies from such sources as the Natural Marketing Institute, Forrester Research, the Hartman Group, the Centers for Medicare and Medicaid, the American Medical Association, etc. in connection with industry data you discuss. Please provide these documents to us appropriately marked and dated for these and any similar statements, such as those that appear in your Business section. If any of this material was prepared especially for you and is not publicly available, please file a consent from the source.

Response:        In response to the Staff’s comment, enclosed are copies of articles and studies from Natural Marketing Institute, Forrester Research, the Hartman Group website, the Centers for Medicare and Medicaid site, the Journal of the American Medical Association and data information and U.S. Census Bureau Information. None of this material was prepared especially for the Company.

15.        You discuss several trends that you expect will drive continued growth of [y]our industry. In an appropriate place in your disclosure document, please elaborate upon the basis for your belief of the trend involving “medical acceptance of nutritional supplements” or remove this statement. We note the discussion you provide on page 41 but the establishment of the NCAAM does not appear to be the equivalent of “medical acceptance.”

Response:        In response to the Staff’s comment, the word “medical” on page two under the section Our Markets and Opportunities in the prospectus has been deleted. Respectfully, with respect to the disclosure on page 43, the Company believes the disclosure provided supports its statements regarding a trend toward acceptance of nutritional supplements while eliminating the statement that implies that this trend includes general “medical acceptance.”

Mr. H. Christopher Owings

August 10, 2007

The Offering, page 4

16.        Please add a separate paragraph indicating that your executive officers, directors and affiliated entities will own     % of your common stock after completion of the offering and will have significant control over your affairs.

Response:        In response to the Staff’s comment, the requested revision has been made to page 6 of the disclosure.

Risk Factors, page 7

17.        Please revise your headnote to clearly state that the material risks are set forth below and to remove the implication that they also appear elsewhere in your document.

Response:        In response to the Staff’s comment, the requested revision has been made and the following sentence has been added:

The risks and uncertainties described below may not be the only risks that we face.

18.        Please set forth your risk factors according to their relevance. Therefore please present as your first, second and third risk factors the following, respectively:

(a)	“We may incur material product liability claims...”

(b)	“If we experience product recalls...”

(c)	“Complying with new and existing government regulation...”

Response:        In response to the Staff’s comment, the requested revisions have been made.

19.        In addition, please review the caption “We may incur material product liability claims...” so that it is preceded by your statement: “Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption, therefore we may incur material product liability claims... .”

Response:        In response to the Staff’s comment, the requested revision has been made.

20.        Please move up the risk factor “We depend on our executive officers and other key personnel...” However, please revise this caption to state, as you indicate: “Our continued success will largely depend on the abilities and continued efforts of our

Mr. H. Christopher Owings

August 10, 2007

former CEO Wayne Gorsek who is prohibited by the Nasdaq Global Market from being an officer or director for an indefinite period of time.”

Response:        In response to the Staff’s comment, the requested revision has been made.

21.        Some of your risk factor captions state that the particular risk may damage or adversely affect your business but do not explain how. As an example, refer to “Computer viruses or Internet service interruptions could damage our business” and “Government regulation of the Internet and eCommerce is evolving and unfavorable changes could substantially harm our business and results of operations.” Other risk factor captions merely state facts and do not describe the risk. See, for example, “We face significant inventory risk” and “We are subject to a number of risks related to payments we accept.” Please generally review your risk factor captions to ensure they clearly and concisely describe the relevant risk.

Response:        In response to the Staff’s comment, the requested revisions have been made.

22.        In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

(a)	“Our quarterly results of operations may fluctuate in the future.”

(b)	“We cannot assure you that we will effectively manage our growth.”

(c)	“Our failure to appropriately respond to changing consumer preferences and demand for new products and services...”

(d)	“We may not be able to identify, negotiate, finance, close or integrate acquisitions.”

(e)	“We might require additional capital to support business growth, and this capital might not be available.”

(f)	“‘There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock...”

(g)	“If securities analysts do not publish research or reports about our business or if they downgrade our stock...”

Mr. H. Christopher Owings

August 10, 2007

(h)	“Being a public company will increase our administrative costs.”

Please note these are examples only. Please review your entire risk factor section and revise as necessary.

Response:        In response to the Staff’s comment, the requested revisions have been made. The (d), (e) and (g) risk factors listed above have been deleted and the (a), (b), (c), (f) and (h) risk factors listed above have been modified.

23.        Please eliminate language that mitigates the particular risk. See, for example, “Although raw materials are generally available from numerous sources...”; “Although it is anticipated that the common stock will be approved for quotation on the Nasdaq Global Market…”, and “An interruption or shortage in the supply or increase in the cost of raw materials could have a material adverse effect on our business and results of operations.”

Response:        In response to the Staff’s comment, the requested revisions have been made.

24.        We note the risk factor you include that states “We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.” You indicate in this risk factor that you have not determined the specific allocation of the net proceeds of the offering and yet, on page 23 you appear to have gone into some detail regarding your intended use of the proceeds. Please revise to remove this risk factor or explain why you believe it is appropriate.

Response:        In response to the Staff’s comment, the risk factor has been deleted and the use of proceeds disclosure amended.

Information Regarding Forward-Looking Statements, page 22

25.        Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to an issuer in an initial public offering. See Section 27A(b)(2)(D) of the Securities Act of 1933. Please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995.

Response:        In response to the Staff’s comment, the requested revision has been made.

Capitalization/Dilution, pages 24-25

26.        Please complete these sections in the next amendment.

Mr. H. Christopher Owings

August 10, 2007

Response:        We note the Staff’s comment and respectfully submit that the requested information will be provided in a subsequent amendment. It is our intent to file the subsequent amendment with sufficient time to permit the Staff to review the disclosure before the distribution of any preliminary prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 27

Historical Cash Flows, page 33 and Liquidity and Capital Resources, page 34

27.        Please update your discussion through the date of the most recent interim balance sheet presented.

Response:        In response to the Staff’s comment, the requested revision has been made to pages 34 and 36 of the disclosure.

Business, page 40

Our Value Proposition To Our Customers, page 42

28.        Please describe in further detail how together with your founder, the advisory board “utilizes current medical and scientific research to formulate your proprietary NSI-branded products to deliver nutrients in blends and at dosage levels that maximize their nutritional value.” Describe the process by which your products are formulated or reformulated. Explain, for example, if a member of your advisory board utilizes personal experience with his patients in his evaluation of a particular product.

Response:        In response to the Staff’s comment, the Company has revised the disclosure of Our Value Proposition To Our Customers—Proprietary Products on page 44.

29.        Please state the basis of your belief that certain of your competitors’ products contain vitamins and nutrients formulated at dosage levels which either do not provide optimal dietary benefit or lack the combination of supplements/nutrients to maximize nutritional value.

Response:        In response to the Staff’s comment, the Company has revised the disclosure to Our Value Proposition To Our Customers—Proprietary Products on page 44. Scientific studies indicate that the minimally efficacious level of lutein is 6 milligrams, CoQ10 is 30 milligrams and vitamin D is 700 IU (international units). NSI Synergy Rx provides these levels of nutrients while our main competitors, Centrum, Bayer, One-A-Day and GNC Multi Ultra Mega, do not. Included in this response are copies of studies and supplement product information in support of the disclosure.

Mr. H. Christopher Owings

August 10, 2007

Products, page 44

30.        Please provide a chart showing your major product categories and the percentage of your net sales provided by each category.

Response:        Respectfully, the Company advises the Staff that it does not track sales by category due to the fact that a single product can cross over multiple categories. For example, a protein bar could be included in the diet, sports nutrition and/or food categories. Instead, the Company analyzes individual products for velocity trends and makes strategic decisions based on demand for a particular product. This methodology enables the Company to respond quickly and capitalize on changes in the marketplace by adjusting inventory levels accordingly.

New Product Development, page 45

31.        We note that your product development is led by your Scientific Advisory Board. Seeing as how product development would seem to play such a crucial role in your business, please revise to elaborate upon exactly what they do, how often they meet, and who comprises your Board. Please indicate whether you compensate the members of this Board and whether they have any other financial interest in the development of your products.

Response:        In response to the Staff’s comment, the Company has revised the New Product Development disclosure on pages 47-48.

32.        Please define “nutraceutical” [products]. Please generally elaborate upon how your NSI product-line compares to that of what you offer from third-party brands. For example, disclose whether the NSI-branded products compete against third-party products on your web-site or in your catalog or whether they supplement the overall products you offer. Explain how you identify the brands that you choose to develop as compared to the brands you choose to retail that are manufactured by others.

Response:        In response to the Staff’s comment, the following disclosure was inserted on page 48:

Nutraceutical refers to foods claimed to have a medicinal effect on human health. It can also refer to individual chemicals present in common foods. NSI is a proprietary line of dietary supplements including multivitamins, minerals, herbs, amino acids, antioxidants and others. NSI consists of over 500 products and competes with other brands we sell on our websites and catalogs. NSI provides price conscious consumers with quality products at competitive prices as an alternative to often higher-priced, comparable third-party products. We use customer feedback and

Mr. H. Christopher Owings

August 10, 2007

competitive analysis to determine the product mix of NSI and third-party brand products.

Marketing, page 46

33.        Please explain in further detail your online advertising initiatives that include paid placement on search engines, shopping engines and other online media. Explain more specifically what you are doing in this regard.

Response:        In response to the Staff’s comment, the heading on page 48 has been renamed and the disclosure modified as follows:

Keyword and Shopping Engine Advertising. Online advertising initiatives include purchases of keywords such as “vitamins” and “supplements” on search engines, shopping engines and other online media. We constantly monitor the performance of our online advertising and adjust our keyword purchases to minimize our costs to attract new customers.

34.        Please explain “prospect activation.”

Response:        In response to the Staff’s comment, the Company deleted the words “prospect activation” and modified the disclosure on page 48 as follows:

Our e-mail marketing campaigns are designed to distribute health and wellness and product information to promote sales, customer referrals, customer retention and repeat purchases.

35.        Also explain in further detail how you attract customers and generate online revenue from affiliate programs.

Response:        In response to the Staff’s comment, the disclosure on page 48 was amended as follows:

We attract customers and generate revenue from online affiliate programs. We pay websites commissions when they refer visitors from their website who complete purchases on our website. These affiliate websites typically generate referrals through keywords, text links or banners posted on their website.

Contract Manufacturing, pace 46

36.        You state that currently all of the materials and ingredients for your NSI-branded products are purchased from third-party manufacturers and that the ingredients for your NSI products and the formulations are sent to one of 17 contract manufacturers for

Mr. H. Christopher Owings

August 10, 2007

production. Please indicate where these materials and ingredients are purchased, where they are manufactured and identify the manufacturers involved. If you have contracts in place with these manufacturers that ensure minimum production or purchase requirements, please describe them.

Response:        In response to the Staff’s comments, the disclosure on page 49 was amended as follows:

Currently, all of the materials and ingredients for our NSI-branded products are purchased from third-party manufacturers. The ingredients for the NSI products and the formulations are sent to one of 17 contract manufacturers for production, the top three of which, Health Wright Products, Nutra Manufacturing and Nutri-Force Nutrition accounted for approximately 71% of our finished goods in 2006. We do not have contracts in place with these manufacturers that ensure minimum production or purchase requirements.

37.        Please indicate whether any of these manufactures have been cited by the FDA for violations of FDA regulations.

Response:        Anabolic Laboratories, which accounts for approximately 10% of the Company’s manufactured goods, received a warning letter from the Department of Health and Human Services, dated February 26, 2007, a copy of which is included with this response.

Technology and Operations, page 47

38.        Please revise your discussion of Other Systems so that it is less technical in nature.

Response:        In response to the Staff’s comment, the disclosure on page 50 was amended as follows:

We use several information technology systems to support supply chain, customer relationships and marketing. We believe the systems have the proven ability to function efficiently as our revenues increase.

Regulatory Proceeding, page 54

39.        Please revise to disclose the April 2001 summary judgment that was entered against Mr. Gorsek and, in doing so, please state that he was also found liable and enjoined for violations of Section 17(b) of the Securities Act. Also, please revise your description of the findings of the Court as it appears that your description states that Mr. Gorsek merely failed to disclose the “exact” amount and nature of the compensation, when it is our understanding that he failed to disclose that he was

Mr. H. Christopher Owings

August 10, 2007

receiving cash and securities from the issuers of securities that he was, in turn, recommending to his clients. Clearly disclose that he was both the owner of the public relations firm and the broker-dealer that was implicated in the case.

Response:        In response to the Staff’s comment, the disclosure on pages 56-57 was amended as follows:

From 1992 to 1996, Wayne F. Gorsek, our founder and former Chief Executive Officer, was a registered representative and part-owner of a broker-dealer registered with the SEC. In a civil complaint filed in 1999, the SEC alleged that Mr. Gorsek, in his role as an owner of a public relations firm, published research profiles which failed to disclose material information, which in turn served to artificially inflate the trading prices for shares of common stock of approximately 20 publicly traded microcap companies.

On April 23, 2001, the Court found that Mr. Gorsek, acting through the public relations firm, failed to adequately disclose the receipt of compensation by it (in the form of cash and securities) from the issuer clients whose securities were being recommended, that in some instances additional compensation (in the form of securities) would be granted to Mr. Gorsek through the public relations firm based on the performance of the issuer clients securities, and that the reports and profiles published by the public relations firm of the issuer clients were reprints of projections and target prices received from the issuer clients whose securities were being recommended and that Mr. Gorsek acting through the public relations firm did not perform independent research on the issuer clients.

On April 23, 2001, the U.S. District Court entered a summary judgment against Mr. Gorsek and on May 28, 2002, the U.S. District Court entered an order finding Mr. Gorsek liable for violations of Sections 17(a) and (b) of the Securities Act of 1933, Section 10(b) of the Exchange Act of 1934, as amended and Rule 10(b)(5).

40.        Please revise to elaborate upon the role Mr. Gorsek will play as “founder” and “consultant” to the company.

Response:        In response to the Staff’s comments, the disclosure on page 57 has been modified as follows:

Pursuant to the terms of his consulting agreement, Mr. Gorsek will consult with such employees on matters as determined by the Chief Executive Officer including, but not limited to manufacturing, facilities design and

Mr. H. Christopher Owings

August 10, 2007

equipping, advertising, customer relations, marketing, Internet strategies, product formulation and packaging, scientific advisory board matters and business strategy. Mr. Gorsek is obligated to continue to remain current with medical and scientific literature as it relates to nutritional supplements, vitamins and nutrients, consistent with a comparable level of understanding as when he served as Chief Executive Officer of the Company.

Management, page 56

Directors, Executive Officers, and Key Employees, page 56

41.        Please generally revise the biographies to provide in a factual manner, and without excessive gratuitous detail, the information required by Item 401 of Regulation S-K for the requisite five year period. For example, please:

(a)	delete “integral” from Mr. Kerker’s biography;

(b)	briefly describe the businesses of Hair Club for Men, Inc., Coppercom, Inc., Rexall Sundown, NBTY, Inc, etc.

(c)

delete “He has had significant operating and financial positions throughout his 28-year career” from Mr. Oppenheimer’s biography; the asset size of Kenmar and Midatlantic National Bank; and his being named a “financial expert” under Sarbanes-Oxley.

(d)	delete “one of The American Lawyer top 100 law firms” from Ms. Rehnquist’s biography.

Response:        In response to the Staff’s comments, the requested revisions have been made.

Founder, pace 58

42.        Please delete “key” [advice], “broad” [knowledge], “extensive” [reading] and “frequent” [dialogue].

Response:        In response to the Staff’s comments, the requested revisions have been made.

Mr. H. Christopher Owings

August 10, 2007

Executive Compensation, page 61

Compensation Discussion and Analysis, page 61

43.        Much of this discussion appears to speak in terms of your future compensation policies and plans “once [you] become a publicly-held company.” Please revise to also discuss how you have for the last fiscal year established compensation amounts for your Named Executive Officers and, where applicable, draw distinctions between how you plan to establish such amounts in the future. For example, the Summary Compensation Table indicates that you have compensated your Named Executive Officers with a combination of base salary, short-term incentive compensation (i.e. bonuses), option awards and non-equity incentive plan compensation. Discuss how you arrived at each of these amounts.

Response:        In response to the Staff’s comments, the disclosure on page 63 has been amended as follows:

Historically, our former CEO and Founder, Wayne F. Gorsek, negotiated the terms of employment agreements for named executive officers subject to the review and approval of the board. There were no formal policies or guidelines dictating the types and amounts of compensation provided.

44.        In the context of your discussion of Short-Term Incentive Compensation, you mention that bonuses will be based upon your “overall corporate level performance measures including growth in EBIDTA, etc.” Please elaborate upon how compensation will be tied to these performance targets and what, if any, discretion may be exercised in awarding this form of compensation. See Item 402(b)(2)(vi) of Regulation S-K.

Response:        In response to the Staff’s comment, the disclosure on page 64 has been amended as follows:

The Compensation Committee has not specifically established how compensation will be tied to performance targets, or the level of discretion permitted in awarding this form of compensation.

45.        In the context of your discussion of Long-Term Incentive Compensation, you indicate that a total dollar pool will be recommended by your CEO and the compensation committee will then determine the final total dollar amount to be awarded to the Named Executive Officers. Please revise to elaborate upon how the amount of the total pool and individual grants will be arrived at.

Mr. H. Christopher Owings

August 10, 2007

Response:        In response to the Staff’s comment, the disclosure on page 64 has been amended as follows:

The Compensation Committee has not established the specific parameters and policies for the total dollar amount to be granted or the individual grants.

Director Compensation, page 66

46.        Please disclose by footnote the aggregate number of option awards outstanding at fiscal year end.

Response:        The aggregate number of option awards outstanding at December 31, 2006 was 3,993,500. In response to the Staff’s comment, the requested revision has been made.

Certain Relationships and Related Party Transactions, page 75

47.        Please state whether the terms of your related party transactions are comparable to terms of transactions with unrelated third parties.

Response:        In response to the Staff’s comment, the disclosure on page 78 has been amended as follows:

We believe the terms of our related party transactions are comparable to terms of transactions with unrelated third parties.

48.        Please describe the registrant’s policies and procedures for the review, approval or ratification of any related party transaction. See Item 404(b) of Regulation S-K.

Response:        In response to the Staff’s comment, the disclosure on page 78 has been amended as follows:

We believe the terms of our related party transactions are comparable to terms of transactions with unrelated third parties. All related party transactions must be reviewed, approved and/or ratified by our board of directors.

Principal Stockholders, page 77

49.        Footnote (5) to the ownership table appears incomplete. Please revise.

Response:        In response to the Staff’s comment, the disclosure on page 80 has been amended.

Mr. H. Christopher Owings

August 10, 2007

Selling Stockholders, page 79

50.        Please provide the information required by Item 507 of Regulation S-K as we may have further comment upon receipt of this information.

Response:        We note the Staff’s comment and respectfully submit that the requested information will be provided in a subsequent amendment. It is our intent to file the subsequent amendment with sufficient time to permit the Staff to review the disclosure before the distribution of any preliminary prospectus.

Where You Can Find Additional Information, page 91

51.        Please revise to show our address as 100 F Street, N.E. Washington, D.C. 20549.

Response:        In response to the Staff’s comment, the requested revision has been made to page 93.

Annual Financial Statements Balance Sheets, page F-3

52.        Please remove the two subtotals between total current assets and total assets, as such subtotals are not prescribed by Rule 5-02 of Regulation S-X.

Response:        In response to the Staff’s comment, the requested revision has been made.

Statements of Operations, page F-3

53.        Please remove the subtotal between operating Income (loss) and income (loss) before income taxes, as such subtotal is not prescribed by Rule 5-03 of Regulation S-X.

Response:        In response to the Staff’s comment, the requested revision has been made.

54.        Please separately present other non-operating income and other non-operating expense. Net presentation is generally not permitted. See paragraphs 7 and 9 to Rule 5-03 of Regulation S-X. Briefly disclose in a footnote the nature of the amounts included in the revised other non-operating income and other non-operating expense line items for each period presented. Additionally, revise your comparison of period to period operating results in MD&A to include a discussion of material changes in the other non-operating income and other non-operating expense line items, as it appears these items significantly affected reported net income or loss in the periods presented.

Response:        In response to the Staff’s comment, the requested revisions have been made to pages F-4 and F-20. However, we have not disclosed these items due to the fact that they have historically been immaterial with the exception of the gain related to the sale of the land in Utah during the three months ended March 31, 2007. We respectfully direct the Staff’s attention to

Mr. H. Christopher Owings

August 10, 2007

our discussion regarding this matter in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 1. Nature of Business and Significant Accounting Policies, page F-7

55.        Please disclose the amount of research and development costs charged to expense in each period presented, if material. Refer to paragraph 13 of SFAS 2. Please also disclose the line item in your financial statements that includes such costs.

Response:        The Company notes the Staff’s comment and respectfully submits that the Company does not have research and development costs although certain employees and advisors do engage, in addition to other activities, in the development of our products. As product development is considered to be only one aspect of the relevant responsibilities, the Company does not track this separately. These expenses are included in General and Administrative in our consolidated statement of operations.

Revenue Recognition and Shipping and Handling, page F-8

56.        Please tell us and disclose whether you stock inventory for all of your product sales, or whether certain of your sales are arranged through third-party suppliers who drop-ship merchandise on your behalf. To the extent any of your sales are derived from drop-ship type arrangements, please disclose whether such sales are recorded based on the gross amount billed to the customer or the net amount retained as a commission on the sale.

Also tell us in detail and disclose the basis in GAAP for gross or net reporting, as applicable. Refer to EITF 99-19.

Response:        The Company stocks all inventory for product sales and there are no drop-ship type arrangements. In response to the Staff’s comment, the disclosure has been amended to reflect this fact.

Stock Based Compensation, page F-9

57.        In estimating the fair value of share options issued during 2006, please tell us in a reasonable amount of detail the methodology you used to determine the fair value of the common shares underlying the share options. Refer, for best practices, to the AlCPA’s practice aid on valuation of privately-held company equity securities issued as compensation.

Response:        The Company notes the Staff’s comment and submits that the Company’s estimated fair value of share options for stock based compensation was obtained from a valuation analysis prepared by an investment banking firm. In performing this analysis, the investment banking firm selected ten public nutritional supplement companies: Herbalife, Mannatech,

Mr. H. Christopher Owings

August 10, 2007

Natrol, Nature’s Sunshine Products, NBTY, Nutraceutical International, Nu Skin Enterprises, Reliv International, USANA Health Sciences, and Weider Nutrition International. For these ten companies the valuation median and trimmed mean, which excludes high and low values, were both 1.2 times revenue. The Company therefore has historically used a multiple of 1.2 times revenue to estimate its enterprise value and related fair value of its common stock for stock based compensation. The Company considered using a discounted cash flow method, but due to the Company’s rapid growth in sales and lack of historical profitability, this approach was deemed inferior to the method selected.

58.        Because you use the calculated value method to estimate the expected volatility of your shares, please disclose the reasons why it is not practicable for you to estimate the expected volatility of your share price, the appropriate industry sector that you selected, the reasons for selecting that particular index, and how you calculated historical volatility using that index. Refer to paragraph A240.e.(2)(b) of SFAS 123(R).

Response:        The Company notes the Staff’s comment and respectfully submits that as a result of its limited trading history, the Company uses expected volatilities based on the historical volatility of a sample of companies in its industry. The Company selected comparable companies which are considered competitive in the e-commerce market. The selection was further narrowed to include those companies whose product offerings include dietary and/or nutritional supplements. The companies were evaluated in terms of total asset size and total revenues and includes the following comparable companies:

•	Mannatech Inc., with total revenues of $389.4 million and total assets of $122.8 million;

•	USANA Health Sciences, Inc., with total revenues of $374.2 million and total assets of $99.1 million;

•	drugstore.com, Inc., with total revenues of $415.8 million and total assets of $168.3 million; and

•	eDiets.com, Inc., with total revenues of $53.7 million and total assets of $20.6 million.

The Company determined historic volatility using the comparable companies. In response to the Staff’s comment, the Company has modified the disclosure in Footnote 1 to include, “As a result of its limited trading history, the Company uses expected volatilities based on the historical volatility of a sample of companies in its industry.”

Mr. H. Christopher Owings

August 10, 2007

Note 4. Intangible Assets, page F-l2

59.        With respect to the impairment loss recognized in 2006 related to your internet domain names, please disclose: 1) a description of the impaired intangible asset(s); 2) the facts and circumstances leading to the impairment(s); and 3) the caption in the statements of operations in which the impairment loss is aggregated. Refer to paragraph 46 of SFAS 142. Also tell us what the remaining balance in “internet domain names” relates to and how you concluded that the remaining balance is not impaired.

Response:        In response to the Staff’s comment, the disclosure on page F-13 has been amended as follows:

This impairment loss of $38,252 was charged to general and administrative expenses and related to Internet domain names that ceased being used during 2006.

The remaining book value of Internet domain names in the amount of $28,250, relates to Internet addresses that direct traffic to the Company’s website to generate sales. The Company periodically reviews the traffic patterns of these addresses to determine sales generation and to test impairment.

Note 8, Stock Option Plan, page F-l4

60.        For fully vested share options and share options expected to vest at the latest balance sheet date, please disclose the aggregate intrinsic value of options outstanding and options currently exercisable. Refer to paragraph A240d. of SFAS 123R.

Response:        The requested revision has been made.

Note 9. Income Tax Matters, page F-l 5

61.        Please tell us the items and their amounts included in “other” in the reconciliation between the reported amount of income tax expense or benefit and the amount from applying the federal statutory tax rate for the most recent fiscal year. In addition, please revise the reconciliation to disclose the amount and nature of each significant reconciling item between the reported amount of income tax expense or benefit and the amount from applying the federal statutory tax rate. Refer to paragraph 47 of SFAS 109.

Response:        In response to the Staff’s comment, the Company has revised the disclosure to disclose the amount and nature of each significant reconciling item and have eliminated the “other” in the reconciliation.

Mr. H. Christopher Owings

August 10, 2007

62.        Please explain to us why the line item captioned “[i]ncrease (decrease) in deferred tax asset valuation allowance” in your effective income tax rate reconciliation does not tie to the change in the valuation allowance as computed based on your disclosures regarding the balance in the valuation allowance as of year-end 2005 and 2006.

Response:        In response to the Staff’s comment, the Company has revised the disclosure relative to the deferred tax asset valuation allowance.

Interim Financial Statements

63.        Please provide a reconciliation of the beginning and ending balance of each caption of stockholders’ equity, with all significant reconciling items described by appropriate captions. We believe such disclosure is required in light of the significant changes in stockholders’ equity since your most recent fiscal year end. Refer to Rules 3-04 and 10-01(a)(5) of Regulation S-X.

Response:        In response to the Staff’s comment, the disclosure has been amended to include a consolidated statement of stockholders’ equity for the three months ended March 31, 2007 in the Company’s interim financial statements.

Recent Sales Of Unregistered Securities, page II-2

64.        Please revise to provide the information required by Item 701 of Regulation S-K.

Response:        In response to the Staff’s comment, the requested revision has been made.

Exhibits and Financial Statement Schedules, page II-3

65.        Please include your opinion of counsel in the next amendment to allow sufficient time for staff review.

Response:        We note the Staff’s comment and respectfully submit that the requested information will be provided in a subsequent amendment. It is our intent to file the subsequent amendment with sufficient time to permit the Staff to review the disclosure before the distribution of any preliminary prospectus.

66.        Exhibit 21 states that the company does not have any subsidiaries, but disclosures in your document show otherwise. See Summary, page 1 and Principles of Consolidation, page F-7.

Response:        In response to the Staff’s comment, Exhibit 21 has been amended to reflect the Company’s two subsidiaries, Nutraceutical Sciences Institute, Inc. and Nutraceutical

Mr. H. Christopher Owings

August 10, 2007

Life Sciences, Inc. Neither of the subsidiaries is an operating company nor do they have any assets.

Undertakings, page II-5

67.        Please include the undertakings required by Item 512(a) of Regulation S-K, such as those that may be applicable relating to the shares that may be resold in reliance upon Rule 430B or 403C.

Response:        The Company notes the Staff’s comment and respectfully believes that no additional revision is required at this time.

In addition to the disclosures described above, the Company has amended the document to update the Subsequent Events disclosure to reflect the receipt of an $8.0 million line of credit, update the Legal Proceedings disclosure to reflect the order of administrative closure of the Juvenon v. Vitacost, case, to amend the Company’s address, as well as make additional edits.

Please contact the undersigned at (312) 836-4192 with any questions or comments you may have regarding this letter or the amendment.

Very truly yours, SHEFSKY & FROELICH LTD.

/s/ Susan W. Wiles
Susan W. Wiles

SWW/dfh/1053519_2

cc:	Ira P. Kerker, Vitacost.com, Inc.
J. Scott Hodgkins, Latham & Watkins LLP

SUPPLEMENTAL RESPONSE TO COMMENT 12

American Optometric Association Medical Journal,
Optometry, April 2004, Volume 75/Number 4

12

APRIL 2004 • VOLUME 75/NUMBER 4

www.aoa.org

Optometry

Journal of the American Optometric Association

The Veterans LAST Study (Lutein Antioxidant Supplementation Trial)

Stuart Richer, O.D., Ph.D., William Stiles, M.D., J.D.
Laisvyde Statkute, M.D., Jose Pulido, M.D.,
James Frankowski, M.S., Ph.D. candidate, David Rudy, M.D., M.P.H.,
Kevin Pei, B.S., Michael Tsipursky, M.S., and Jill Nyland, R.N.

Developing the Marketing Mix see page 247

ISSUE HIGHLIGHT

Double-masked, placebo-controlled, randomized trial of lutein and antioxidant supplementation in the intervention of atrophic age-related macular degeneration: the Veterans LAST study (Lutein Antioxidant Supplementation Trial)*

Stuart Richer, O.D., Ph.D.[a,c]; William Stiles, M.D., J.D.[a]; Laisvyde Statkute, M.D.[a,†]; Jose Pulido, M.D.[b]; James Frankowski, M.S., Ph.D. candidate[a,†]; David Rudy, M.D., M.P.H.[c]; Kevin Pei, B.S.[c]; Michael Tsipursky, M.S.[c]; and Jill Nyland, R.N.[a]

[a]Department of Veterans' Affairs, Medical Center Eye Clinic, North Chicago, Illinois; [b]Department of Ophthalmology, University of Illinois Eye and Ear Infirmary Retina Service, Chicago, Illinois; and [c]FUHS/Chicago Medical School, Chicago, Illinois

† Dr. Statkute is currently affiliated with Internal Medicine, Cook County Hospital, Chicago, Illinois, and Dr. Frankowski is currently affiliated with Department of Research and Scientific Affairs, American Academy of Orthopaedic Surgeons, Rosemont, Illinois.

Background: Age-related macular degeneration (ARMD) is the leading cause of vision loss in aging Western societies. The objective of the lutein antioxidant supplementation trial (LAST) is to determine whether nutritional supplementation with lutein or lutein together with antioxidants, vitamins, and minerals, improves visual function and symptoms in atrophic ARMD.

Methods: The study was a prospective, 12-month, randomized, double-masked, placebo-controlled trial conducted at an urban midwestern Veterans Administration Hospital from August 1999 to May 2001. Ninety patients with atrophic ARMD were referred by ophthalmologists at two Chicago-area veterans medical facilities. Patients in Group 1 received lutein 10 mg (L); in Group 2, a lutein 10 mg/antioxidants/vitamins and minerals broad spectrum supplementation formula (L/A); and in Group 3, a maltodextrin placebo (P) over 12 months.

Results: In Groups 1 L and 2 L/A, mean eye macula pigment optical density increased approximately 0.09 log units from baseline, Snellen equivalent visual acuity improved 5.4 letters for Group 1 L and 3.5 letters for Group 2 L/A, and contrast sensitivity improved. There was a net subjective improvement in Amsler grid in Group 1 L. VFQ–14 questionnaires concerning subjective glare recovery were nearly significant at 4 months for Group 2 L/A. Patients who received the placebo (Group 3) had no significant changes any of the measured findings.

Conclusion: In this study, visual function is improved with lutein alone or lutein together with other nutrients. Further studies are needed with more patients, of both genders, and for longer periods of time to assess long-term effects of lutein or lutein together with a broad spectrum of antioxidants, vitamins, and minerals in the treatment of atrophic age-related macular degeneration.

Key Words: Age-related macular degeneration, anti-oxidants, lutein, nutrition

Richer S, Stiles W, Statkute L, et al. Double-masked, placebo-controlled, randomized trial of lutein and antioxidant supplementation in the intervention of atrophic age-related macular degeneration: the Veterans LAST study (Lutein Antioxidant Supplementation Trial). Optometry 2004;75:xxx-xx.

Age-related macular degeneration (ARMD) is the leading cause of untreated vision loss in aging Western societies, accounting for 45% of all visual disability in the United States.[1] Increasing age is associated with increasing prevalence of ARMD.[2] Atrophic ARMD constitutes 90% of all cases. It results in a chronic, painless, bilateral asymmetric, paracentral, or central photoreceptor-retinal pigment epithelium (RPE) disturbance.[3] ARMD has increased in prevalence in Great Britain in the last 60 years, suggesting that genetic predisposition is not the primary etiologic factor.[4] In Japan, the prevalence of ARMD is increasing, possibly from a shift to a more-Westernized diet.[5]

ARMD is a complex disorder that involves genetic, cardiovascular, environmental, and nutritional components. Recent identification of a locus on chromosome 1q31 associated with increased susceptibility to ARMD may some day allow testing of high-risk individuals.[6] After aging, smoking remains the most significant risk factor for ARMD.[7,8] Smoking is known to deplete serum antioxidants, alter blood viscosity, alter the auto regulation flow mechanism of blood vessels, and is associated with lower levels of macula xanthophylls pigments, such as lutein.[9,10] Environmental risk factors include exposure to solar radiation/blue light and photosensitizing drugs.[11-14]

Low fruit and vegetable consumption increases the risk of ARMD.[15,16] A population-based cross-sectional survey revealed that ARMD is lower in a self-sustained farming community than elsewhere in the industrial world.[17] The long-term, large-population National Eye Institute Age-related Eye Disease Study (NIH AREDS, 2001) showed that in people with intermediate or moderately advanced ARMD

1

VOLUME 75/NUMBER 4/APRIL 2004 OPTOMETRY

ISSUE HIGHLIGHT

in one eye (but not the opposite eye), the combination of vitamins C, E, beta-carotene, zinc, and copper reduced 5-year risk of severe visual loss by 25%.[18,19] As with AREDS, we also found that broad-spectrum antioxidant/mineral supplements delayed the progression of the disease, but did not reverse visual loss.[20,21]

Low intake of lutein, the primary dietary carotenoid xanthophyll pigment responsible for macula pigment optical density (MPOD) in primates, is a major risk factor for advanced ARMD.[16,22-24] The eyes of the elderly, smokers, blue-eyed individuals, post-menopausal women, and the retinas of autopsied ARMD patients have reduced lutein.[10,24-28] Lutein intake and high MPOD are hypothesized to play a preventive and therapeutic role in optimizing eye health.[29-31] AREDS did not evaluate lutein nor its potential effects on MPOD and ARMD.[18]

The objective of the lutein antioxidant supplementation trial (LAST study) is to evaluate the effect of lutein alone or a more complete nutritional supplement of lutein in combination with additional carotenoids, antioxidants, vitamins, and minerals (referred to as L/A), on MPOD and central vision outcome measures in atrophic ARMD.

Methods

The study was approved by the R&D and Human Subjects Committees at the Department of Veterans Affairs (DVA) North Chicago and Hines Hospitals and took place between August 1999 and May 2001. Eligibility included diagnosis of atrophic ARMD (ICD9 362.51) by stereo bio-ophthalmoscopy and at least one vision-degrading visual-psychophysical abnormality associated with ARMD in one or both eyes.[32,33] The latter include depressed contrast sensitivity (CSF, discussed later) at one or more of four spatial frequencies (3, 6, 12, or 18 cc/degree) not attributable to cataract or ocular disease; an abnormal photo-stress glare recovery (GR) deficit or deficits of the Amsler grid (i.e., intermittent/permanent visual spots [scotomas]); or distortions of lines (metamorphopsia). Inclusion criteria also included clear non-lenticular ocular media (cornea, aqueous, and vitreous), free of advanced glaucoma and diabetes or any other ocular or systemic disease that could affect central or parafoveal macula visual function. Subjects were excluded if they had undergone recent (within 6 months) cataract or retinal surgery, were taking photosensitizing drugs (such as phenothiazines and chloroquine), or did not meet ophthalmic/visual entrance criteria. Subjects were excluded if they had taken lutein supplements within the previous six months.

Study design

This was a 12-month randomized, double-masked, placebo-controlled clinical trial. One hundred nine subjects were registered by an optometrist and ophthalmologist, with 19 excluded because they: were fundus-positive, but had no visual psychophysical abnormality (n = 9); voluntarily withdrew during baseline workup (n = 6); received ARMD laser treatment (n = 2), or had pre-retinal membrane (n = 1) or Alzheimer's disease (n = 1). Following written informed consent, 90 subjects (86 men and 4 women) were randomly assigned to one of three capsule groups by consecutive random card—3-choice, allocation sequence.

Randomization was applied to the entire sample of 90 subjects, with 29 in Group 1 L, 30 in Group 2 L/A, and 31 in Group 3 P. Serial eye examinations were performed on 28, 28, and 30 subjects after 4 months of intervention; 26, 26, and 28 subjects after 8 months of intervention; 25, 24, and 27 subjects after 12 months of intervention (for Groups 1 L, 2 L/A, and 3 P, respectively). During the 12-months' clinical trial, 1, 2, and 1 subjects were lost to followup; 1, 0, and 2 subjects died; and 2, 4, and 1 subjects had other reasons for withdrawal (for Groups 1 L, 2 L/A, and 3 P, respectively). Compliance was assessed by telephone at 1 week, 2 weeks, 4 weeks, 6 weeks, 3 months, and 12 months. During the one-year study, 96% of the subjects took approximately 92% of their assigned capsules. There were no differences in compliance among the three groups.

We selected a dose of 10-mg non-esterified lutein to approximate food-equivalent lutein intake from spinach in our pilot case series experiments.[33-35] Group 1 L received only lutein (FloraGlo® from Kemin Foods International, Des Moines, Iowa); Group 2 L/A received lutein plus additional antioxidants and nutrients (OcuPower® from Nutraceutical Sciences Institute (NSI), Boynton Beach, Florida), and Group 3 P received maltodextrin. The L/A OcuPower supplement consists of 10-mg lutein (FloraGlo); 2,500 IU vitamin A;

2
OPTOMETRY VOLUME 75/NUMBER 4/APRIL 2004

ISSUE HIGHLIGHT

15,000 IU natural beta-carotene (Betatene®); 1,500-mg vitamin C (as calcium ascorbate–Ester C®); 400 IU vitamin D3; 500 IU natural vitamin E (d-alpha tocopherol succinate); 50-mg vitamin B1; 10-mg vitamin B2; 70-mg vitamin B3; 50-mg vitamin B5; 50-mg vitamin B6; 500-mcg vitamin B12; 800-mcg folic acid; 300-mcg biotin; 500-mg calcium; 300-mg magnesium; 75-mcg iodine; 25-mg zinc (as zinc L-methionine—L-OptiZinc®); 1-mg copper; 2-mg manganese; 200-mcg selenium; 200-mcg chromium; 75-mcg molybdenum; 600-mcg lycopene; 160-mg bilberry extract (standardized to 25% anthocyanosides); 150-mg alpha lipoic acid; 200-mg N-acetyl cysteine; 100-mg quercetin; 100-mg rutin; 250-mg citrus bioflavonoids; 50-mg plant enzymes; 5-mg black pepper extract (Bioperine®); 325-mg malic acid; 900-mg taurine; 100-mg L-glycine; 10-mg L-glutathione; and 2-mg boron. Nutraceutical Sciences Institute prepared the lutein capsules, the L/A capsules, and the P capsules and also maintained and concealed the blinding and four-digit allocation codes. Bottles with masked four-digit allocation codes were sent to the assigned research pharmacist at DVA Medical Center, North Chicago. All personnel at the DVA Medical Center were unaware of the masked allocation codes during the 12-month clinical study. Subjects were provided with opaque capsules of identical appearance in numbered containers taken as three capsules twice per day with food. Independent verification of lutein content was performed via random sampling and high-performance liquid chromatography at Kemin Foods, Inc..

Nutritional status was assessed using Food Frequency Questionnaires (FFQs), which the subject and/or spouse completed at baseline and final 12-month visit. All FFQs were analyzed by Harvard University, School of Public Health.[36,37] Subjects were encouraged not to alter their diets.

Objective measures

Ophthalmic testing was conducted at baseline and at 4 months, 8 months, and 12 months. Baseline and final ocular lens opacification (cataract) were evaluated subjectively by a single observer, using a Haag–Streit slit-lamp biomicroscope. A 7-increment validated Lens Opacity Cataract Scale (LOCSIII) photographic transparency was placed on a 5000 K color temperature, 8-watt fluorescent photographic light box, according to standard procedures.[38] Retinal images were taken with a Canon model CF-600 Vi Fundus camera at baseline and study completion, and were rated by a single retinologist, masked as to image date or intervention group.[39]

MPOD was measured by heterochromatic flicker photometry using a MacularMetrics® instrument (Rehoboth, Massachusetts), according to the manufacturers' protocol.[40] It was determined by subjects matching a one-degree 460/540 nanometer flickering stimulus for perceived brightness foveally and at a retinal location seven degrees extra-foveally, where the MPOD is virtually zero.

Refractive error was neutralized with lenses prior to acuity and glare testing at each visit, and resultant trial lenses were used for all vision tests. Glare recovery (GR) is a measure of both macula function and retinal health.[41,42] Subjects monocularly viewed a 6500 lux, 5000 K color temperature light box held at 40 cm from their eye for one minute pre-adaptation. Following this visual stress, the subject was asked to attempt to read a super-threshold low-contrast line of print. Examiners monitored accuracy and time required for macula function to return to normal following the photo-stressed condition. One minute or less to recovery is normal.[42,43,44]

Monocular visual acuity at distance was measured via random presentation of distance Snellen letters on a Mentor Opththalmics BVAT–II® computer screen under mesopic lighting conditions. Low-vision patients with Snellen acuity less than 20/200 were tested with a Designs for Vision® Feinbloom distance acuity test for the partially sighted. In both cases, fractional Snellen acuity was converted to Log minimal angle of resolution (LogMAR). Visual acuity at near was measured for each eye using low- and high-contrast SKILL test targets.[41]

Contrast sensitivity function (CSF) measures the least amount of contrast needed to detect visual stimuli at different spatial frequencies. It identifies selective retinal deficits in visual processing at an earlier stage than is possible with conventional visual acuity testing.[45] The Vistech, CSV 1000 ® contrast sensitivity test system was used. For low-vision patients, the CSV 1000L–V Pelli–Robson type single large letter chart of varying contrasts was used.[46]

Activities of daily living, night driving, and glare recovery symptoms were evaluated on a 4- to 20-

3

VOLUME 75/NUMBER 4/APRIL 2004 OPTOMETRY

ISSUE HIGHLIGHT

Table 1. Baseline characteristics

Variable	Lutein (*n* = 29)	Lutein/A (*n* = 30)	Placebo (*n* = 31)	*P* value
Sex Male	27	29	30	—
Female	2	1	1	—
Age, mean (SD), yrs.	74.4 (6.4)	73.5 (8.5)	76.1 (6.4)	0.34
ARMD Dx mean (SD), yrs.	4.1 (5.2)	4.4 (4.4)	4.9 (5.9)	0.82
Smoking pack-years	5.2 (14.1)	7.1 (17.3)	9.2 (22.6)	0.71
Alcohol grams	11.0 (26.7)	11.9 (17.8)	6.3 (11.8)	0.52
Caffeine mg	231 (192)	225 (247)	211 (171)	0.32
Body Mass Index	28.5 (4.2)	30.4 (4.8)	27.3 (5.7)	0.06
Iris color				
Blue/Gray – light (n)	13	14	18	0.63
Gray/Hazel – light (n)	9	6	3	0.22
Brown/Black – dark (n)	7	10	9	0.76
Multivitamin use				
None (n)	14	13	14	0.97
Pabulum (n)	7	8	9	0.88
RDA+ (n)	8	9	8	0.96
Dietary Zn include *Supplements mg*	18.5 (16)	16.3 (13)	30.7 (33)	0.04
Dietary lutein mg	3.0 (2.6)	2.1 (1.4)	1.9 (1.6)	0.13
Dietary iron mg *	17.7 (18)	22.2 (34)	23.7 (19)	0.70
Ocular Baseline Data and Significance				
Cataract (R LOCSIII rating)				
Nuclear color	28.3 (1.03)	3.26 (1.13)	2.86 (1.09)	0.28
Nuclear opalescence	2.73 (0.96)	3.30 (1.14)	2.76 (1.12)	0.11
Cortical	1.83 (1.07)	1.56 (0.80)	1.55 (0.82)	0.48
Posterior subcapsular	1.04 (0.21)	1.04 (0.19)	1.00 (0.00)	0.56
Cataract (L LOCSIII rating)				
Nuclear color	2.81 (0.85)	3.15 (0.99)	3.00 (1.31)	0.51
Nuclear opalescence	2.73 (0.87)	3.15 (0.99)	2.92 (1.36)	0.39
Cortical	1.73 (0.87)	1.41 (0.70)	1.75 (1.01)	0.27
Posterior subcapsular	1.12 (0.43)	1.04 (0.19)	1.21 (0.78)	0.47

point VFQ–14 rating scale used by the National Eye Institute and described previously.[33,47] Subjects were also provided an integrated instruction sheet/questionnaire/Amsler grid to monitor changes in vision over time. Subjects at each visit were asked if they felt their overall vision had worsened, remained the same, or improved, and the number of boxes missing (scotomas) or distorted (metamorphopsia) were counted. Reports of vision change were digitally videotaped.

Statistical analysis

Repeated measures analysis of variance (ANOVA) assessed main ophthalmic outcome variables attributable to the time of measurement, treatment condition, and their interaction. Follow-up analyses for significant group differences were done by pair-wise comparisons between baseline and each time point (using pooled error terms) for unequal *n*'s, and a Bonferroni correction factor. The Friedman's two-way ANOVA by rank test, a non-parametric test, was used in place of the repeated measures ANOVA when the assumptions for a parametric ANOVA were not satisfied (i.e., severity of disease comparisons with small sample sizes). Finally, all analyses were conducted for each eye separately. At no time were results averaged across both eyes.

Power analysis was based on the guidelines put forth by Kirk.[48] A minimum group size of 30 would be needed to detect a standard effect size of 1.0 at an error rate (Alpha) of 0.01, with a desired power (Beta) of 80 for three groups. Similarly, a minimum group size of 30 is considered adequate to detect a standard effect size of 1.0 with an error rate (Alpha) of 0.05

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OPTOMETRY VOLUME 75/NUMBER 4/APRIL 2004

ISSUE HIGHLIGHT

Table 1, continued

AREDS, mean retinal photographic grade and distribution (percent)				
R AREDS retinal grade, mean	3.33 (0.62)	2.88 (1.03)	3.05 (0.90)	0.51
R Eyes ***% Grade I***	4.5	11.1	0.0	0.002
% Grade II	18.2	16.7	12.0	0.51
% Grade III	45.4	44.4	56.0	0.43
% Grade IV	31.8	27.8	32.0	0.83
L Eyes retinal grade, mean	2.85 (0.55)	2.71 (1.2)	3.28 (0.83)	0.13
L Eyes ***% Grade I***	0.0	4.5	4.2	0.10
% Grade II	36.4	31.8	16.7	0.02
% Grade III	54.5	40.1	37.5	0.15
% Grade IV	9.1	22.7	41.7	0.0002
MPOD † ***R***	0.23 (0.14)	0.16 (0.08)	0.23 (0.14)	0.05
L	0.24 (0.16)	0.21 (0.12)	0.24 (0.15)	0.63
Visual Baseline Data and Significance				
Visual acuity ***R (Snellen Eq)***	0.359	0.324	0.445	0.19
L (Snellen Eq)	0.279	0.303	0.286	0.15
Glare ***recovery R (sec)***	100.7 (65.1)	88.7 (58.2)	73.4 (54.4)	0.34
recovery L (sec)	83.4 (59.2)	82.2 (64.0)	89.7 (65.2)	0.92
Contrast sensitivity R				
3 cc/degree (log)	1.55 (0.28)	1.53 (0.23)	1.62 (0.30)	0.52
6 cc/degree (log)	1.56 (0.35)	1.46 (0.33)	1.65 (0.28)	0.14
12 cc/degree (log)	1.10 (0.34)	1.06 (0.43)	1.20 (0.42)	0.47
18 cc/degree (log)	0.60 (0.38)	0.55 (0.34)	0.64 (0.44)	0.70
Contrast sensitivity L				
3 cc/degree (log)	1.63 (0.24)	1.51 (0.20)	1.62 (0.21)	0.10
6 cc/degree (log)	1.55 (0.21)	1.51 (0.32)	1.56 (0.25)	0.80
12 cc/degree (log)	1.07 (0.36)	1.08 (0.36)	1.10 (0.36)	0.97
18 cc/degree (log)	0.54 (0.42)	0.50 (0.29)	0.51 (0.32)	0.95
Amsler grid defects ***R (n)***	15	10	11	0.56
L ***(n)***	11	18	11	0.29

SD, Standard deviation; ***ARMD Dx***, years diagnosed with atrophic age-related macular degeneration; ***RDA+***, vitamin consumption beyond the Recommended Daily Allowance; ***LOCSIII***, Lens Opacity Classification System, 3rd revision; ***AREDS***, NIH National Eye Institute Age-Related Eye Disease Study; ***MPOD***, macula pigment optical density; and ***Snellen Eq***, distance Snellen equivalent visual acuity calculated from log minimal angle of resolution charts. Smoking status included present and past smoking, and not exposure to passive (second-hand) smoke. Eye color was assessed by categorical visual inspection (blue/gray; gray/hazel, and brown/black) under identical lighting conditions.

* Serum iron, transferrin saturation, ferritin, and total iron binding capacity ($n = 75$) published separately.[55] Additional postulated independent ARMD (and cardiovascular) risk factors obtained ($n = 29$) by GSDL Laboratories, Asheville, North Carolina. Fibrinogen was elevated at 409 ± 89%; homocysteine was elevated at 13.6 ± 9.2 mg %; and C-reactive protein was slightly elevated at 2.3 ± 4.9 mg % against GSDL normative data.

† ***R*** (right eye) and ***L*** (left eye) baseline MPOD are correlated, describing 40% of the variance of macula pigmentation in this veteran population. Low spatial frequency contrast sensitivity (3 cc/degree – large object vision) is weakly positively correlated with MPOD (Pearson $r = 0.28$; $P = 0.02$).[49]

and a desired power (Beta) of 0.90 for three groups. Repeated measures involve multiple instances of sampling the same subjects, thereby substituting for larger samples consisting of independent subjects.

Baseline characteristics

The L, L/A, and P groups did not differ in age, years diagnosed with ARMD, smoking, caffeine/alcohol use, iris color, multivitamin use, and dietary lutein and iron intake (*see* Table 1). There were also no statistical differences among the three intervention groups in cataract or ocular lens opacification parameters, visual acuity, glare recovery ability, quality of vision as measured by CSF, or the presence or absence of scotomas/metamorphopsias on Amsler grid testing. Right eyes Group 2 L/A have 0.7 log units less MPOD at baseline ($P = 0.05$) with a commensurate trend in increased lens color and decreased low spatial frequency CSF ($P = 0.10$), relationships reported previously.[49,50] All of this is consistent with a higher body mass index which was found in Group 2 L/A ($P = 0.06$).

Nutritional characteristics at baseline and 12 months

Intervention groups were similar as to caloric and nutrient intake at baseline and 12 months, except

5
VOLUME 75/NUMBER 4/APRIL 2004 OPTOMETRY

ISSUE HIGHLIGHT

Right Eyes Baseline
Right Eyes Final Visit
Left Eyes Baseline
Left Eyes Final Visit
MPOD
0.6
0.5
0.4
0.3
0.2
0.1
0
n=24 P=.03
n=27 P=.01
n=26 P=.02
n=27 P=.17
n=23 P=.25
n=26 P=.37
Lutein
Lutein/A
Placebo

Figure 1 Primary Outcome Intervention Data: mean (SD) macula pigment ocular density (MPOD) by intervention group at baseline and final study visit. Mean eye MPOD improved 36% in the lutein group, 43% in the lutein/antioxidant group, and mildly decreased in the placebo group. Paired *t* test *P* values shown: *n* = number of eyes.

for higher supplemental zinc intake in Group 3 P ($P = 0.04$). There were no time-dependent dietary changes, or intra-group differences in consumption of total or individual bioflavonoids (apigenin, kaemferol, luteol, myricetin, or quercetin). There were no clinically significant time-dependent differences or intra-group differences in dietary consumption of five major carotenoids (lutein, alpha carotene, beta-carotene, lycopene, and cryptoxanthin), except for dietary lutein in Group 2 L/A, increasing from 2.1 mg to 3.3 mg by 12 months (*t* test, $P = 0.04$).

Primary outcome intervention data and significance

Repeated measures (RM ANOVA) were conducted on macula pigment optical density, near and distance visual acuity, glare recovery, quality of vision as measured by CSF at multiple spatial frequencies, and ARMD retinopathy differences. The analyses revealed significant between-group differences, as well as significant within-group differences over time.

Between-group differences

The RM ANOVA on right eye MPOD showed a significant group by time of measurement interaction [F (2,70) = 4.3, $P < 0.02$]. Group means (average of right and left eyes) showed a mean MPOD increase of 0.09 log units for Group 1 L, a 0.08 log unit increase for Group 2 L/A, but a 0.03 log unit decrease for Group 3 P. Follow-up pair-wise comparisons (using the pooled error) between baseline and each time point for each of the three groups was conducted. Changes in right-eyes MPOD indicated a significant difference between Group 2 L/A and Group 3 P (mean MPOD difference = 0.15, Bonferroni corrected $P = 0.02$). A trend was noted for the difference between Group 1 L and Group 3 P (mean MPOD difference = 0.11, Bonferroni corrected P = 0.10). A marginally significant interaction was noted for left-eyes MPOD change over time [F (2,77) = 2.8, $P = 0.068$]. To test for overall effects, the difference between mean eye MPOD at baseline and final study visit was calculated. The ANOVA on this difference was significant [F (2,80) = 3.7, $P = 0.03$]. Mean (average of right- and left-eyes) MPOD increased approximately 36% in Group 1 L (0.09 log units) and 43% in Group 2 L/A (0.08 log units), while Group 3 P showed a mean MPOD decrease of 0.03 log units over the duration of the study (*see* Figure 1). The MPOD

6
OPTOMETRY VOLUME 75/NUMBER 4/APRIL 2004

SUPPLEMENTAL RESPONSE TO COMMENT 13.

- Inc. 500 Hall of Fame (2006)
- Vitacost.com, Inc. Inc. 500 Ranking
- Inc. 500 Hall of Fame (2005)

Inc. 500 Hall of Fame

Companies achieve Hall of Fame status by making the Inc. 500 at least five times. Congratulations to Marlabs, this year's sole inductee, and its CEO, Siby Vadakekkara.

By: ***Inc.* Staff** **2006 Inductee**

- Marlabs

7-Time Honorees

- Capella Education
- Linksys
- Monitronics International
- Starmark International

6-Time Honorees

- Ameristar Technologies
- Chartway Technologies
- Comark
- Encore Marketing International
- ERM Group
- Franklin American Mortgage
- Hill International
- Lai, Venuti & Lai
- Metro Information Services
- Saturn Electronics & Engineering
- Securities Service Network
- Spectrum Communications Cabling Services
- Telamon
- Vocational Training Center

5-Time Honorees

- AC3 Computer Centers
- ACS International Resources
- Advantage Credit International
- Anstec
- Applied Energy Services
- ATX Forms
- Bertucci's

- Boxlight
- Cardtronics
- Cherokee Information Services
- DataLOK
- Designer Checks
- E & A Industries
- Eastern Marine Construction
- ECCS
- Financial Supermarkets
- Florida Infusion Services
- Gale Group (f.k.a. Weathashade)
- Grand Aire Express
- Gray Hawk Systems
- Hartex Property Group
- Heurikon
- HTC Global Services
- IMRS
- Integral Systems
- International Data Response
- Knowledge Systems
- Logistix
- Mainline Information Systems
- MedSpan
- Melaleuca
- Morningstar
- National Health Care Affiliates
- Navigator Systems
- Noodles & Co.
- Oldenburg Group
- Pacific Envelope
- PowerLight
- Progressive Medical
- QSS Group
- R.J. Gordon & Co.
- RJO Enterprises
- Royal Waterbeds
- SAS Institute
- Schlott Realtors
- The Scooter Store
- Security Leasing Partners
- Shawmut Design & Construction
- Skoda, Minotti & Co.
- Spencer Reed Group
- Starpak
- SupplyCore
- Synygy

- Sytel
- Tastefully Simple
- Transaction Information Systems
- TriNet VCO
- Univenture
- US Computer Maintenance
- Walker Richer & Quinn
- Working Assets Funding Service
- Vesta
- Vitacost.com

Published September 2006

Copyright © 2007 Mansueto Ventures LLC. All rights reserved. Inc.com, 7 World Trade Center, New York, NY 10007-2195

403. Vitacost.com

Boynton Beach, FL

Ranking	403
3 Year Growth	341%
2004 Revenue	$30,044,609.00
URL:	**http://www.vitacost.com**
Employees	72

What it does: Sells vitamins and nutraceuticals online and through a catalog. Why it's growing: Low prices, huge selection (about 6,000 different products), and marketing with an educational flavor, which is well received in an area in which information is often confusing and contradictory.

Read the full **Inc. 500 list**

Inc.500 Meet the companies that make our annual list

The Inc. 500 Hall of Fame

Companies achieve Hall of Fame status by making the Inc. 500 five times. We have seven inductees this year, and a repeat honoree: Capella Education, which appears on the Inc. 500 for the seventh time. We are inducting three companies that aren't on the current list. They would have made it if the criteria hadn't shifted—last year, we started measuring three-year growth instead of four-year growth. These companies are Noodles & Co., Tastefully Simple, and Vesta. We congratulate them and all the honorees.

We congratulate all the members of the Inc. 500 Hall of Fame.

2005 Inductees

Cardtronics | 2001-2005
Gray Hawk Systems | 2001–2005
Noodles & Co. | 2001–2004
Skoda, Minotti & Co. | 1987–1989, 2004, 2005
Tastefully Simple | 2001–2004
Vesta | 2001–2004
Vitacost.com | 2001–2005

Meet the 81 Members of the Inc. 500 Hall of Fame

(An asterisk denotes a six-time winner; two asterisks denote a seven-time winner)

ACS International Resources
(1999, 2000, 2001, 2002, 2004)
Ameristar Technologies *
(1991, 1992, 1993, 1994, 1995, 1996)
Applied Energy Services
(1986, 1987, 1988, 1989, 1990)
ATX Forms
(1998, 1999, 2000, 2001, 2002)
Boxlight
(1994, 1995, 1996, 1997, 1998)

AC3 Computer Centers
(1985, 1986, 1987, 1989, 1990)
Advantage Credit Intl.
(1999, 2000, 2001, 2002, 2003)
Anstec
(1991, 1992, 1993, 1994, 1995)
Bertucci's
(1986, 1987, 1988, 1989, 1990)
Capella Education **
(1999, 2000, 2001, 2002, 2003, 2004, 2005)

Cardtronics
(2001, 2002, 2003, 2004, 2005)
Cherokee Information Services
(2000, 2001, 2002, 2003, 2004)
dataLOK Company, The
(1990, 1991, 1992, 1993, 1994)
E & A Industries
(1982, 1983, 1984, 1985, 1986)
ECCS
(1987, 1988, 1989, 1990, 1991)
ERM Group *
(1983, 1984, 1985, 1987, 1988, 1989)
Florida Infusion Services
(1992, 1993, 1994, 1995, 1996)
Gale Group (fka Weathashade Corp.)
(1988, 1989, 1990, 1991, 1992)
HTC Global Services
(1997, 1998, 1999, 2000, 2001)
(Note: From 1997-1999 was named Hi Tech Consultants)
Hartex Property Group
(1996, 1997, 1998, 1999, 2000)
Hill International Inc. *
(1982, 1983, 1984, 1985, 1986, 1988)
Integral Systems
(1983, 1984, 1985, 1986, 1987)

Knowledge Systems Corp.
(1991, 1992, 1993, 1994, 1995)
Linksys**
(1997, 1998, 1999, 2000, 2001, 2002, 2003)
Mainline Information Systems
(1996, 1997, 1998, 1999, 2000)
Melaleuca
(1990, 1991, 1992, 1993, 1994)
Monitronics International**
(1997, 1998, 1999, 2000, 2001, 2002, 2003)
Navigator Systems
(1998, 1999, 2000, 2001, 2002)
Noodles & Co.
(2001, 2002, 2003, 2004)
Pacific Envelope
(1982, 1983, 1984, 1985, 1986)
Progressive Medical
(1999, 2000, 2001, 2002, 2003)

Chartway Technologies *
(1982, 1983, 1984, 1985, 1986, 1987)
Comark *
(1982, 1983, 1984, 1985, 1989, 1990)
Designer Checks Inc.
(1982, 1984, 1985, 1986, 1997)
Eastern Marine Construction
(1986, 1987, 1988, 1989, 1990)
Encore Marketing International *
(1984, 1985, 1986, 1987, 1988, 1989)
Financial Supermarkets
(1986, 1987, 1988, 1989, 1990)
Franklin American Mortgage *
(1999, 2000, 2001, 2002, 2003, 2004)
Grand Aire Express
(1992, 1993, 1994, 1995, 1996)
Gray Hawk Systems
(2001, 2002, 2003, 2004, 2005)

Heurikon
(1983, 1984, 1985, 1986, 1987)
IMRS
(1987, 1988, 1989, 1990, 1991)
International Data Response
(1994, 1995, 1996, 1997, 1998)
(Note: from 1994-1996 was named Promark One Marketing Services)
Lai, Venuti & Lai *
(1991, 1992, 1993, 1994, 1995, 1996)
Logistix
(1985, 1986, 1987, 1988, 1995)
MedSpan
(1996, 1998, 1999, 2000, 2001)
Metro Information Services *
(1982, 1983, 1984, 1985, 1986, 1987)
Morningstar
(1990, 1991, 1993, 1994, 1995)
National Health Care Affiliates
(1983, 1984, 1985, 1986, 1987)
Oldenburg Group
(1987, 1988, 1989, 1990, 1991)
PowerLight
(2000, 2001, 2002, 2003, 2004)
QSS Group
(1998, 1999, 2000, 2001, 2002)

R.J. Gordon & Co.
(1994, 1995, 1996, 1997, 1998)
Royal Waterbeds
(1983, 1984, 1985, 1986, 1987)
Saturn Electronics & Engineering *
(1991, 1992, 1993, 1994, 1995, 1996)
The Scooter Store
(2000, 2001, 2002, 2003, 2004)
Security Leasing Partners
(1997, 1998, 1999, 2000, 2001)
Skoda, Minotti & Co.
(1998, 1999, 2000, 2001, 2002, 2003)
(Note: From 1987-1989 was named Skoda, Minotti, Reeves & Co.)
Spencer Reed Group
(1996, 1997, 1998, 1999, 2000)
Starpak Inc.
(1989, 1990, 1991, 1992, 1993)
Synygy
(1997, 1998, 1999, 2000, 2001)
Tastefully Simple
(2001, 2002, 2003, 2004)
Transaction Information Systems
(1995, 1996, 1997, 1998, 1999)

Univenture
(1993, 1994, 1995, 1996, 1997)
Vesta
(2001, 2002, 2003, 2004)
Vocational Training Center *
(1982, 1983, 1984, 1985, 1986, 1987)
Working Assets Funding Service
(1993, 1994, 1995, 1996, 1997)

RJO Enterprises
(1986, 1987, 1988, 1989, 1990)
SAS Institute
(1982, 1983, 1984, 1985, 1986)
Schlott Realtors
(1984, 1985, 1986, 1987, 1988)
Securities Service Network *
(1990, 1991, 1992, 1993, 1998, 1999)
Shawmut Design & Construction
(1986, 1987, 1988, 1989, 1990)
Spectrum Communications Cabling Services
(1998, 1999, 2000, 2001, 2002, 2003)

Starmark**
(1983, 1984, 1985, 1986, 1987, 2003, 2004)
SupplyCore
(2000, 2001, 2002, 2003, 2004)
Sytel
(1994, 1996, 1997, 1998, 1999)
Telamon *
(1991, 1992, 1993, 1994, 1995, 1996)
TriNet VCO
(1995, 1996, 1997, 1998, 1999)
(Note: from 1995-1998 was named Trinet Employer Group)
US Computer Maintenance
(1991, 1992, 1993, 1994, 1995)
Vitacost.com
(2001, 2002, 2003, 2004, 2005)
Walker Richer & Quinn Inc.
(1986, 1987, 1988, 1989, 1990)

Inc.5 0 Interactive

Slideshows
View this year's list on our interactive slideshows
Top 25 Companies
Top 10 Companies by Revenue
Hot Products of the 2006 Inc. 500

Interactive Maps
Get a bird's eye view of the 2006 Inc. 500 list
Top 50 by Growth

SUPPLEMENTAL RESPONSE TO COMMENT 14.

- Natural Marketing Institute, Condition Specific Supplements, 2006 Report
- Forrester Research, US Retail eCommerce Forecast, 2006 To 2011, May 4, 2007
- The Hartman Group
- Centers for Medicare and Medicaid Services
- U.S. Census Bureau, Statistical Abstract of the United States 2007
- JAMA, November 11, 1998 – Volume 280, No. 18, Trends in Alternative Medicine Use in the United States, 1990-1997

Condition Specific Supplements

2006 Report

Prepared by:
The Natural Marketing Institute (NMI)
2006

The Natural Marketing Institute
KNOWLEDGE • INSIGHT • SOLUTIONS

Today's Condition Specific Trends Are Driven From NMI's Proprietary Research Tools

Health and Wellness Trends

The Health & Wellness Trends Database™
(HWTD)

eSP™
(E-Screener Panel)

Product Attribute
Trend Identifier

IMMERZIONS™
Custom On-Site Sessions
(NMI and Sloan Trends Partnership)

Supplements/OTC/Rx Database
(SORD)

Understanding the LOHAS Consumer Report

The LOHAS Consumer Trends Database™ (LCTD)
LOHAS = Lifestyles Of Health And Sustainability

HealthBeat Interactive
Omnibus & Primary Quantitative Vehicle

Healthy Aging/ Boomer Database

NMI also publishes over 100 secondary market research reports...

NMI 2006 Condition Specific Supplement Report
© The Natural Marketing Institute, 2005
2
The Natural Marketing Institute

NMI Health & Wellness Trends Database™ (HWTD) Summary Overview

The 2005
Health and Wellness Trends
Report

- Most comprehensive data available on health and wellness; based on attitudes, behavior and product usage within the world of health and wellness across 90+ product categories and 18 shopping channels
- Annual consumer research among 2000+ U.S. general population adults and primary grocery shoppers
- Currently 7 years of trended data: 1999 through 2005, inclusive; a total of 15,000+ consumers in the database
- Nationally representative sample of the U. S. population statistically valid at 95% confidence level to +/- 2%
- 2005 survey was conducted on-line among 2,800+ general population consumers; 2,000+ primary grocery shoppers are also identified
- Utilization of a leading on-line research firm
- Custom analysis can be performed across multiple consumer groups

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2005
3

Supplement/OTC/Rx Database (SORD): Methodology & Objectives

- This quantitative consumer research project is NMI's most comprehensive and robust data collection vehicle ever undertaken to examine the intersection of dietary supplements, OTC and pharmaceuticals. It contains the most in-depth consumer insight and breakthrough learnings about consumer usage of vitamins, minerals, botanicals, and other supplements combined with OTC and Rx products.
- The fundamental basis for this level of insight is based upon the level of specificity across ~50 supplements, 50 brands of supplements, more than 25 OTC brands and 85 prescription medications and the consumer pathways that affect the use of each.
- This database also examines which medical conditions/health problems consumers are concerned with preventing and treating and which products, or combination of products, they are using in their quest for better health as well as their sources of influence.
- The overall objectives are to develop unique and specific consumer insight to maximize client learnings and opportunities in terms of attracting new consumers, increasing compliance and developing compelling messaging/communications strategies.

METHODOLOGY

- Quantitative research of minimum 2,000 U.S. adults
- Nationally projectable to the U.S. population
- Over sampling to all demographics, including ethnic groups, to align with U.S. Census
- Online research survey methodology
- Statistically significant at the 95% confidence level to +/- 2%
- Custom analysis can be performed across multiple consumer groups

Source: *NMI's Supplements/OTC/Rx Database (SORD)*

© The Natural Marketing Institute, 2005

NMI 2006 Condition Specific Supplement Report 4

Table of Contents

Content	Slide
Group Definitions	6
Summary Overview	7
Overview of Condition Specific Usage	9
NMI Consumer Segmentation	13
Condition Specific User: Market Size, Attitudes, and Behaviors	17
Condition Specific Opportunities: Prevention and Treatment of Disease Conditions	43
Demographic Profiles	65

NMI 2006 Condition Specific Supplement Report 5

Group Definitions

- **General Population (GP)** is a representative sample of the U.S. general adult population, aged 18+.
- **Condition Specific Users (CS USER)** -are defined as consumers who have used condition specific supplements in the past year
- **Non-Users**- are defined as consumers who have **not** used condition specific supplements in the past year
- **Managers**

  Consumers who are actively managing the following conditions:
  - Heart conditions (Cholesterol, Hypertension, Heart Disease)
  - Diabetes
  - Vision problems
  - Lack of energy
  - Arthritis

Preventers

Consumers who are "very" concerned about preventing the following conditions
- Heart conditions (Cholesterol, Hypertension, Heart Disease)
- Diabetes
- Vision problems
- Lack of energy
- Arthritis

Weekend Warrior -agrees "completely/somewhat "that they will take whatever means necessary to control their own health" and they use any of the following: amino acids, creatine, protein, whey, or soy powders, sports nutrition supps, sports recovery supps, weight gain products, sport/energy drinks or bars and works out strenuously 1 day/week or more

Hard Core - agrees "completely/somewhat "that they will take whatever means necessary to control their own health" and they use any of the following: amino acids, creatine, protein, whey, or soy powders, sports nutrition supps, sports recovery supps and works out strenuously 3 days/week or more

NMI 2006 Condition Specific Supplement Report

6

The Natural Marketing Institute

Condition Specific Summary

- Two out of five consumers (44%) use condition specific supplements
- Compared to Non-Users, CS Users are demographically more likely to
  - Be female
  - Be more affluent
  - Be older
  - Be married
- Condition specific use is outpacing other supplements with a 5 year compound annual growth of 17%
- Condition specific supplements for joint and bone health and heart related conditions (cholesterol, hypertension, heart disease) are the top used condition specific supplements
- CS Users are also more integrated users of <u>all other</u> supplement categories
- Their higher usage shows higher involvement in VMHS for management and prevention indicative of greater internalization of benefits
- CS Users spend an average of $48.13 per month on supplements
- Lifetime value opportunities for condition specific supplements include high blood pressure, heart disease, high cholesterol, arthritis, diabetes, and lack of energy
  - Opportunities exist to grow usage penetration of condition specific supplements among consumers managing certain conditions and consumers concerned about preventing conditions as usage is relatively low.

NMI 2006 Condition Specific Supplement Report

7

The Natural Marketing Institute

Industry Overview: Drivers & Barriers

Drivers of condition specific supplement usage

- Orientation towards treatment & prevention
- Individualism & customization
- Convenience
- Clinical evidence
- Authoritative voices

Barriers to usage

- Overall value of/belief in supplements
- Tangible versus intangible benefits
- Mixed media messaging

Overcoming barriers

- Understand the target
- Provide consistent messaging
- Use authority to add value/proof/effectiveness
- Being consistent will increase penetration and profits

STOP

NMI 2006 Condition Specific Supplement Report

8

Overview of Condition Specific Usage

Prepared by:
Natural Marketing Institute (NMI)
2006

NMI The Natural Marketing Institute
KNOWLEDGE • INSIGHT • SOLUTIONS

Condition Specific Growth Outpacing Other Supplements

(Q.28 - % GP-PGS who have used the following products in the past year)

- ❖ Condition specific supplement usage shows a 5-year compound annual growth of 17%
- ❖ According to the NBJ, 44% of supplements are "oriented/packaged/marketed" to consumers according to a particular health condition*

100%
90%
80%
70%
60%
50%
40%
30%
20%
86%
83%
59%
61%
42%
51%
49%
22%
1999
2000
2001
2002
2003
2004
2005
Projected 2008
Vitamins
Minerals
Herbal supplements
Condition specific supplements

Trending is based on the Primary Grocery Shopper in the U.S. General Population

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

10

Condition Specific Usage Across Age Groups

(Q. 28 - % of age groups among general population who have used condition specific supplements in past year)

- Condition specific supplements show strong usage from the age of 18-75
- The condition specific label makes it easy for consumers of all ages and all "supplement knowledge levels" to partake in supplement usage behaviors which benefit their particular needs and stage in life

Strong lifetime value for condition specific supplements
70%
65%
60%
55%
50%
45%
40%
35%
30%
25%
37%
41%
47%
47%
47%
48%
29%
18-25
26-35
36-45
46-55
56-65
66-75
76+

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

11

Value of Condition Specific Supplements Increases With Age

(Q.12 - % supplement users who agree "completely/somewhat" with the following…)

"Condition Specific Supplements are a vital part of staying healthy"

69%
59%
57%
50%
46%
<30
30-39
40-49
50-59
60+

NMI 2006 Condition Specific Supplement Report

Source: *NMI's Supplements/OTC/Rx Database (SORD)*
© The Natural Marketing Institute, 2006

12

NMI Consumer Segmentation

Prepared by:
Natural Marketing Institute (NMI)
2006

The Natural Marketing Institute
KNOWLEDGE • INSIGHT • SOLUTIONS

A Comprehensive Statistical Modeling Process Was Used to Derive NMI's Consumer Segmentation

- **Identification of 20+ primary health & wellness drivers**
- **Comprehensive statistical techniques** (e.g. hierarchical clustering, iterative partitioning, structural equation modeling, profiling analyses, others)
- **The optimal solution was developed via cluster analysis to derive:**
  - Maximum differentiation between consumer groups
  - Maximum homogeneity within each consumer group
- **The 5 cluster solution is mutually exclusive and places <u>general adult population</u> U.S. consumers in one of five health and wellness segments**
- **NMI's segmentation model has predictive accuracy of 78%; therefore, this tool can be used to identify segment participation as part of a quantitative predictive analysis of future consumer behavior**

NMI 2006 Condition Specific Supplement Report 14

NMI's Health & Wellness Consumer Segmentation Identifies Five Distinct Segments

(% NMI Segments by General Population)

WELL BEINGS 23%
FOOD ACTIVES 18%
MAGIC BULLETS 10%
FENCE SITTERS 20%
EAT, DRINK & BE MERRYS 28%

WELL BEINGS	Driven to health by all means, including foods, supplements, other products and services. Strong preference for concepts that are natural and organic, with strong environmental linkage. Values-based opinion leaders.
FOOD ACTIVES	Dedicated to health through natural food, avoiding negatives and adding those with nutritional benefits. Have high belief in VM supplements for health, but lower than average on HS. Driven by desire for balance of diet, exercise, and nutrition; above average likelihood to manage weight.
MAGIC BULLETS	High belief in the value of supplements for health and higher usage of supplements – less concern with foods. Among groups most likely to manage weight, sensitive to environmental concerns, some leanings toward natural/organic foods/beverages.
FENCE SITTERS	Neutral on most health issues. Low belief in the value of healthy categories. Most likely to choose products based on brand image. Younger households, with kids, who buy on price and are driven by the "family" diet.
EAT,DRINK & BE MERRYS	Least concerned about health and healthy eating; least knowledgeable about health-related benefits. Fairly price sensitive, less regard for environment. Know they should eat healthier --- but don't. Most focused on taste.

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report

15

Condition Specific User Segment Membership

(% consumers across NMI segments)

- Not surprisingly, the CS User is more likely to belong to the WELL BEINGS segment, who are driven to health and wellness through all means
- The CS User is also more likely to belong to the MAGIC BULLET segment, understandably as they have a higher belief in the value of supplements

GP
23%
18%
10%
20%
28%
Condition Specific User (A)
27% B
18%
17% B
18%
21%
Non-User (B)
21%
18%
7%
22% A
32% A
WELL BEINGS
FOOD ACTIVES
MAGIC BULLETS
FENCE SITTERS
EAT, DRINK, & BE MERRYS
Non-User exhibits higher membership in the segments which show the least orientation toward health

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

16

Condition Specific User:
Market Size, Attitudes, Behaviors

Prepared by:
Natural Marketing Institute (NMI)
2006

The Natural Marketing Institute
KNOWLEDGE • INSIGHT • SOLUTIONS

Profiling The Condition Specific User

General Population Usage in Past Year

Do not use
56%
Use CS
supplements
44%

GP-PGS shows slightly higher usage levels of 49%

Condition Specific Users, compared to Non-Users are <u>more likely to:</u>

Be female: 51%

Be older: Average age 46.4

Be more affluent: Median income $49,000

Be married: 60%

Feel deficient in:

- Digestive enzymes
- Zinc
- Probiotics
- Magnesium
- Protein

Index contains full demographic profile of both CS User and Non-Users

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report

18

Condition Specific User Is More Involved In Prevention And Treatment

(Q.42a - % consumers indicating WHY they maintain a healthy, balanced lifestyle)

- The CS User shows a much stronger conviction towards living a healthy lifestyle in order to prevent and treat specific health issues or problems
- This desire towards prevention and treatment carries through many of their attitudes and behaviors relative to supplement use and healthy eating as shown throughout this report

76%B
67%
61%B
52%
To PREVENT specific health problems
To TREAT specific health problems
CS User (A)
Non-User (B)

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

19

Initial Drivers of VMHS Usage Shows CS User's Orientation Towards Treatment

(Q.31a - % consumers who initiated usage of vitamins and minerals for the following reasons)

	CS User	Non-User
	A	B
Overall health and wellness	78%	76%
To prevent health issues	73%	76%
Treat health issues	**52%**B	40%
Nutritional content	48%	47%
Performance and energy	48%	46%
Doctor recommended	41%	40%
Lifestyle change	**35%**B	26%
Manage weight	**29%**B	21%

CS Users are showing stronger acceptance of supplements as a safe option to both improve and treat many health issues

CS Users are also internalizing the benefits of supplement use into an improved lifestyle

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

20

CS User is More Driven by Overall Health Maintenance

(Q.42a - % consumers indicating WHY they maintain a healthy, balanced lifestyle)

Once again, the CS User's orientation towards prevention and treatment are shown in the reasons WHY they are trying to live a healthier lifestyle

	CS User A	Non-User B
To have good overall health	88%B	84%
To not get sick	81%B	77%
To live a long life	81%B	75%
To get proper nutrition in my diet	77%B	66%

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

21

CS Users Also Make the Connection Between A Healthy, Balanced Lifestyle and Emotional Health

(Q.42a - % consumers indicating WHY they maintain a healthy, balanced lifestyle)

75%B
65%
67%B
56%
To improve mental alertness
To manage stress
CS User (A)
Non-User (B)

CS Users reveal that the maintenance of health does not just refer to physical health but instead, casts a broad net across various conditions including both their mental state and stress levels

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

22

CS Users Are More Likely to Maintain Health For Specific Weight and Energy Reasons

(Q.42a - % consumers indicating WHY they maintain a healthy, balanced lifestyle)

To provide energy
78%B
70%
To lose weight
57%B
53%
To improve appearance
56%
54%
To build muscle
40%B
34%
To improve athletic performance
33%B
27%
CS User (A)
Non-User (B)

While over half (56%) of CS Users maintain health to improve their appearance, it is not a differentiating factor compared to Non-Users

CS Users *are*, however, more driven by:

Energy

Weight loss

Building muscle

Athletic performance

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

23

Healthy Food and Proper Diet Are Primary Ways CS User Maintains a Healthy Lifestyle

(Q.2 - % CS Users indicating HOW they maintain a healthy, balanced lifestyle)

✓ **Consumption of healthy nutritious foods**	**79%**
✓ **Overall consumption of food and beverages**	**75%**
✓ **Maintaining proper weight**	**75%**
✓ **Maintaining a balanced diet**	**73%**
✓ Exercise programs	66%
✓ Taking vitamins and minerals	64%
✓ Usage of conventional healthcare professionals	64%
✓ Spiritual factors	51%
✓ Consumption of functional foods/beverages	43%
✓ Consumption of natural foods/beverages	43%

All significantly higher than Non-Users

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report
24

CS Users Health Orientation Translates to Their Desire for Availability of Healthy Foods/Beverages…

(Q.42 - % consumers "completely/somewhat" agreeing with the following…)

Two-thirds (65%) of Condition Specific Users agree that eating healthy is a vital part of their life

Condition Specific Users are also **more likely** than Non-Users to feel:

"It's important for my store to have…."

- **Foods that are naturally high in vitamins/minerals 71%**
- **Foods that are fortified with vitamins/minerals 59%**
- **Foods that have a specific health claim 59%**
- **Foods that are fortified with herbs 34%**

Kashi
Heart to Heart

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

25

…And to Their Healthy Eating Attitudes…

(Q.35/39/44 - % consumers "completely/somewhat" agreeing with the following…)

CS Users exhibit both *challenges* and *successes* regarding healthy eating—they are willing to take whatever means necessary and give up convenience and taste in order to eat healthy

	CS User A	Non-User B
I believe there is a definite connection between diet and health	**85%[B]**	79%
It can be a challenge to eat right	**79%[B]**	75%
I eat healthier than I used to	**70%[B]**	64%
I will take whatever means necessary to control my own health	**71%[B]**	62%
I know I should eat healthier but don't	54%	53%
I often give up convenience for health benefits	**43%[B]**	32%
Taste is more important than health	21%	**28%[A]**

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

26

..As Well As To Their Healthy Food Consumption

(Q.28 - % CS Users who have used the following types of foods in the past year)

CS Users are significantly more likely to have used the following types of foods/beverages in the past year…

	CS User
✓ High fiber	87%
✓ Low fat	85%
✓ Fat free	83%
✓ Fortified	83%
✓ Low calorie	83%
✓ Functional	81%
✓ High protein	81%
✓ Low sugar	81%
✓ Low sodium	79%
✓ Low carbohydrate	75%
✓ Low glycemic	60%

All significantly higher than Non-Users

- CS Users high use of low/no beverages aligns with their desire to avoid negative ingredients
- In addition, their usage of fortified and functional foods also revelas their higher involvement with supplementation (via foods) for prevention and treatment

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

27

Perceived Effectiveness Of Vitamins & Minerals For Prevention And Treatment

(Q. 53 - % consumers "completely/somewhat" agreeing with the following, "...are effective in the ... of certain health conditions")

CS User assigns significantly higher value to VMHS effectiveness

	Vitamins/Minerals		Herbals	
	Prevention	Treatment	Prevention	Treatment
CS User (A)	**79%B**	**76%B**	**63%B**	**63%B**
Non-User (B)	68%	60%	49%	48%

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

28

Cross Usage of Other Supplement Categories

(Q.28 - % consumers who have used the following types of supplements)

- Condition Specific Users are more integrated users of all supplement categories making them prime targets for cross marketing efforts

98%B
64%
89%B
33%
82%B
18%
68%B
49%
Vitamins
Minerals
Herbal supplements
Multivitamins
CS User (A)
Non-User (B)

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

29

A Continuum of Motivations of Supplement Use

(Visual representation of a regression analysis performed on VMHS usage levels and drivers of VMHS Use among supplement users)

CS User is on the higher end of the VMHS usage scale, showing higher involvement in VMHS for management and prevention of health issues indicative of greater internalization of benefits

Low
USAGE
High
Dr recommended
Family recommended
Pharmacist recommended
Counteracts not eating right
Get nutrients I need
Overall health
Prevents health issues
Stay healthy
Decided it was good for me
As a dietary insurance policy
Enhances performance
Prevents medical conditions
Manages medical conditions

Healthcare →General Health →Prevention of Health Issues →Performance →Management of Health Issues

Source: *NMI's Supplements/OTC/Rx Database (SORD)*

© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report 30

Household Expenditures on VMHS; $$ Opportunity

(Q. 34 - % consumers indicating how much their household spends, in total, on vits/mins/herbals/dietary supps in typical month)

Non-User
$35.38
CS User
$48.13

Higher integration of VMHS translates into higher monthly expenditures on the supplement category

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

31

Types of Condition Specific Supplements Used

(Q. 28/61 - % consumers who have used the following types of condition specific supplements)

Used condition specific supplements in past year
44%
Based off consumers who "use" condition specific supplements
Acne
5%
Arthritis
18%
Blood sugar
7%
Cholesterol
16%
Diabetes
7%
Digestion
12%
Energy
14%
Heart health
18%
Immune support
17%
Joint health
24%
Menopause
14%
Osteoporosis
18%
PMS
7%
Prostate issues
15%
Sleeplessness
11%
Vision
10%
Joint and bone health, and heart health are the top used condition specific supplements

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

32

However, There Are Barriers

(Q. 53 - % consumers "completely/somewhat" agreeing with the following…)

- CS Users, possibly due to their high supplement use, are more likely to show concern and caution regarding supplement usage
- Almost half (48%) feel supplements need increased regulation
- This desire may be partly due to their concern over interactions with RX and possible "overdose" issues regarding all the nutrients they are consuming

Supplements need increased government regulation
48%
46%
I'm concerned about interaction between Rx and supplements I'm taking
46%B
36%
I'm overwhelmed about nutritional characteristics of supplements I use
26%B
20%
I'm dissatisfied with quantity of pills I take
23%B
17%
CS User (A)
Non-User (B)

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

33

Ingredient Source and Format Preferences

(Q. 53 - % consumers "completely/somewhat" agreeing with the following…)

I prefer to buy supplements….

54%B
40%
35%B
27%
31%B
27%
CS Users higher integration also creates a desire for more specialty supplements to fit their specific needs
…derived from natural sources
..from animal-free or vegetarian sources
…in other forms besides pills/capsules
CS User (A) Non User (B)

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

34

Format Preferences

(Q.56 - % CS Users indicating they would use supplements if they came in the following forms…)

Primary format preferences

- **Capsule (57%)**
- **Tablet (51%)**
- **Softgel (40%)**

Alternative format preferences

Approximately a quarter of CS Users would ***also*** like to have supplements available in:

- ✓ Chewable
- ✓ Ready to drink beverages
- ✓ Soft chew candy
- ✓ Fast dissolve tablet
- ✓ Liquids
- ✓ Nutritional bars

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

35

Role of Clinical Evidence Changing

(Q.53 - % GP-PGS "completely/somewhat" agreeing with the following…)

- ❖ The impact of clinical research has shown significant decline over the past five years possibly indicative of consumers desire for more tangible, immediate benefits and confusion created by conflicting or vacillating media reports with regard to the safety and effectiveness of supplementation
- ❖ The supplement industry needs to take the necessary steps to further break down these barriers to continue to fuel consumer confidence.

80%
79%
70%
69%
68%
Restoration in consumer interest?
63%
64%
62%
61%
64%
58%
54%
2000
2001
2002
2003
2004
2005
I prefer to buy supplements with proven clinical effectiveness
Proven clinical research has considerable impact on the believability of a supplement health claim

Trending is based on the Primary Grocery Shopper in the U.S. General Population

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

36

Role of Clinical Evidence Across Types of Condition Specific Users

(Q. 53 - % consumers "completely/somewhat" agreeing with the following…)

"I prefer VMHS that have a specific health claim"

"I prefer to buy VMHS that have been clinically proven to be effective"

Condition Specific User (A)
Non User (B)
Vision Supp User
Heart Supp User
Arthritis Supp User
Energy Supp User
56%B
42%
87%
79%
78%
74%
74%B
60%
86%
86%
80%
79%

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

37

Brand Loyalty Is Substantial; Room for Improvement

(Q. 53 - % consumers "completely/somewhat" agreeing with the following…)

"I'm loyal to supplement brands and regularly buy the same brand"

OPPORTUNITY
CS User (A)
41%B
Non-User (B)
30%
Diabetes Supp User
67%
Energy Supp User
59%
Heart Supp User
57%
Vision Supp User
57%
Arthritis Supp User
51%

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

38

Condition Specific Users as Adopters & Influencers

(Q. 44 - % CS Users "completely/somewhat" agreeing with the following…)

"I will take whatever means necessary to control my own health"

71%

"If I like something I will influence others to try it"

65%

Significantly more CS Users than Non-Users

"I will try new products regardless of brand"

58%

"I'm usually first in family or circle of friends to try a new product"

40%

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

39

The Natural Marketing Institute

Sources of Influence; Physician is Primary

*(Q. 48 - % consumers indicating the following sources have "a lot" of influence on their healthy and natural product purchase --**TOP 6**)*

Have "a lot" of influence....

	Physician	Package Label	Pharmacist	Spouse	Nutritionist	Books
CS User <A>	57%	**38%[B]**	34%	34%	**29%[B]**	**24%[B]**
Non-User <B>	54%	27%	31%	32%	18%	14%

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

40

The Internet Is Strong Channel To Reach CS Users Regarding Healthy And Natural Products & Services

(Q. 50 - % consumers indicating their use of the internet ***with respect to healthy & natural products or services)***

- Approximately 4 out of 5 (78%) of CS Users use the internet to either purchase or research healthy and natural products
- A quarter (26%) of CS Users purchase healthy and natural products online, significantly more than Non-Users (17%)

4%
8%B
3%
13%
18%B
11%
49%
53%B
47%
34%
22%
40%A
Frequently purchase online
Occasionally purchase online
Only use internet to gather information
Never research or purchase online
GP
CS User (A)
Non-User (B)

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

41

Two-Thirds of CS Users Shopping Mainstream for VMHS

(Q.54 - % consumers indicating where they purchase vitamins/minerals/herbal supps/sports nutrition/other supps MOST OFTEN)

	GP	CS User	Non-User
	A	B	C
Mainstream (NET)	**63%**	**60%**	**65%^{A}**
Mass merchandiser	25%	25%	26%
Drug Store	17%	16%	18%
Traditional grocery	13%	12%	14%
Warehouse clubs	8%	8%	8%
Natural channel (NET)	**15%**	**19%^{B}**	**13%**
Natural food supermarket	4%	5%	3%
GNC	6%	**8%^{B}**	5%
Other nutrition store	5%	6%	5%
Internet	**5%**	**7%^{B}**	**3%**
Catalog/Mail order	**3%**	**5%^{B}**	**2%**
Other	**3%**	**5%**	**3%**

- **While the majority of CS Users shop in mainstream channels for VMHS (60%), they are more likely to also shop alternative channels such as the natural channel, internet and catalog/mail order illustrating their use of a wider range of channels possibly due to the availability of various types of products**

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

42

The Natural Marketing Institute

Condition Specific Opportunities

Prevention and Treatment of Disease Conditions

Prepared by:
Natural Marketing Institute (NMI)
2006

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Top Health Issues Consumers Are Concerned About Preventing

(Q. 68 - % general population indicating they are concerned "a lot/little" about preventing)
Heart disease 76%
Vision problems 75%
Lack of energy 73%
Obesity/overweight 71%
Arthritis/joint disease 71%
High cholesterol 71%
High blood pressure 69%
Memory/concentration problems 66%
Diabetes 59%
Osteoporosis 58%
Frequent cold & flu 58%
Blood sugar imbalance 56%
Acid reflux/heartburn 56%
Intestinal regularity 53%
Menopausal issues 33%

With the exception of high blood pressure, **women are significantly more likely to be concerned** about preventing ***all listed medical conditions*** compared to men

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report
44

Top Health Issues Consumers Are Managing (1 of 2)

(Q. 66 - % general population indicating they or their households are currently managing or treating)

Need to lose weight(Appearance) 50%
Cholesterol level 44%
Need to lose weight (Health) 44%
Joint pain/stiffness 41%
Vision problems 41%
Seasonal allergies 40%
Hypertension/high blood pressure 37%
Acid reflux/heartburn 36%
Lack of energy 34%
Arthritis 34%
Stress 31%
Blood sugar level 26%
Sleeplessness 25%
Acne 24%
Depression 23%

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report

45

Top Health Issues Consumers Are Managing (2 of 2)

(Q.66 - % general population indicating they or their households are currently managing or treating)

Anxiety 22%
Indigestion 21%
Diabetes (Type I/II) 19%
PMS 17%
High Triglycerides 17%
Menopausal issues 17%
Irritable bowel 16%
Constipation 16%
Concentration problems 15%
Heart disease 15%
Memory problems 14%
Sex drive 14%
Osteoporosis 13%
Frequent cold & flu 11%
Eczema 11%

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

46

Lifetime Value Opportunities

(Q.68 - % general population indicating they are concerned "a lot" about preventing)

Five conditions which create high levels of concern throughout **all age groups after the age of 35** (***and don't let up***) are:

- **High blood pressure**
- **Heart disease**
- **High cholesterol**

- **Arthritis/joint disease**

- **Diabetes**

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

47

Lifetime Value Opportunities Highlighted by Age Group

(Q.68 - % general population indicating they are concerned "a lot" about preventing)

Similar levels of concern about preventing the following conditions starting at the age of 36 and continuing over the lifetime, highlight these conditions as prime opportunities for condition specific supplements

70%
60%
50%
40%
30%
20%
10%
0%
36-45
46-55
56-65
66-75
76+
Heart disease
High cholesterol
Arthritis
High blood pressure
Diabetes

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

48

Lack Of Energy Shows Age Immunity From 18 Years Of Age And On

(Q.68 - % general population indicating they are concerned "a lot/little" about preventing Lack of Energy)

MAJOR
LIFETIME VALUE
OPPORTUNITY
70%
69%
74%
74%
74%
79%
75%
18-25
26-35
36-45
46-55
56-65
66-75
76+

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report

49

Concern over Prevention and Management of Heart Related Conditions Highlights Prime Opportunity

(Q.68 - % general population-all indicating they are concerned "a lot/little" about preventing)

Half (54%) of population are also currently **concerned " a lot" about preventing** some type of heart related disease → Only 50% of consumers concerned "a lot" about preventing heart problems **use condition specific supplements**

Half (55%) of population are currently **managing** some type of heart related disease → Only 47% of *Heart managers* **use condition specific supplements**-similar to the general population

High need → **Different barriers**

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

50

The Natural Marketing Institute

Prevention Barrier → Perceived Need

(Q. 69/70 % general population-all indicating….)

Consumers concerned " a lot" about preventing heart related conditions who would use supplements to…..

	…Prevent	***…Treat***
❖Heart disease	55%	56%
❖High blood pressure	53%	56%
❖High cholesterol	46%	53%

"Do I need?"

However only….

- **23% are actually <u>using</u> CS supplements for <u>Heart Health</u>**
- **22% are <u>using</u> CS supplements for <u>Cholesterol</u>**

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

51

For Example, What Are Barriers To Use for Heart Managers?

(% Heart Managers indicating….)

Supplements are not part of attitudinal set regarding health

- *Only a little over half (57%) of Heart Managers feel vitamins and minerals are "extremely/ very important" in how they maintain health*

Lack of knowledge about relationship of supplementation and heart health

- *Only 2 out of 5 Heart Managers (39%) understand Omega 3 heart health benefits*

Rx interaction concerns

- *Half (50%) of those managing heart problems are concerned about the interaction between the Rx and the supplements they are taking*

STOP
STOP
STOP

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

52

Understanding/Knowing Cholesterol Levels May Increase Preventative Supplement Use

(Q. 46 - % consumers indicating their understanding of cholesterol level)

50% are NOT managing or don't know their cholesterol level!

% Daily Value*
Total Fat 12g 18%
Saturated Fat 3g 15%
Trans Fat 3g
Cholesterol 30mg 10%
Sodium 470mg 20%
Total Carbohydrate 31g 10%
Dietary Fiber 0g 0%
Sugars 5g
Protein 5g
Vitamin A 4%
Vitamin C 2%
Calcium 20%
Iron 4%

	GP	Cholesterol Concerned	Cholesterol Managers	Heart Managers
Not managing cholesterol	54%	30%	N/A	34%
Do not know cholesterol level	24%	22%	21%	21%

[shaded] = Low index compared to GP

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

53

Arthritis Preventers and Managers

(% Arthritis Managers & Preventers….)

Target Opportunity

- Three quarters of Arthritis Preventers and Managers indicate they **would use supplements to prevent** arthritis/joint disease (75% & 76% respectively)
- A little over half of both groups prefer to buy supplements with **a specific health claim**
- Two out of five indicate **they are loyal** to supplement brands they use and regularly buy same brand

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

54

Concerns and Lack of Knowledge Create Obstacles for Arthritis Managers & Preventers

(% Arthritis Managers & Preventers….)

Needs/concerns (greater than the GP):

- Half of Arthritis Managers and Preventers are concerned about **interaction between Rx and supplements** they're taking
- A quarter are **overwhelmed** about the characteristics of the supplements they use

Understanding of supplement benefits lacking

- Only half understand **glucosamine** benefits arthritis/joint health
- Only 16-18% of Managers and Preventers have **heard of acidosis related to joint health** (a new concept)

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report

55

Women's Conditions

Management & Prevention Concerns

(% women in GP indicating…)

19%
18%
22%
14%
38%
PMS
Menopause
Osteoporosis
☐ Managing ■ Concerned A LOT about preventing

Condition Specific Supplement Opportunities

Women Managing… who use….

	PMS	Osteoporosis	Menopause
Vitamins	78%	84%	94%
Herbal Supps	53%	55%	63%
Any CS Supps	**45%**	**65%**	**67%**

OPPORTUNITY

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report
56

Vision Treatment Message Effectiveness

(Q.5a - % CS users who have used a supplement to treat vision problems indicating which supplements they used for treatment)

Most used supplements for the treatment of vision problems…
(based on those who said they use supplements to treat vision problems)

Lutein
32%
New message
Multivitamin/min
22%
Antioxidants
12%
Vitamin A
12%
Vitamin E
7%
Beta Carotene
2%
Old message

It appears that the message about the benefits of beta carotene has diminished and has been replaced by the new messaging for Lutein

This does not mean that beta carotene has been shown to be ineffective—but may instead indicate which message is louder

Source: *NMI's Supplements/OTC/Rx Database (SORD)*
© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report
57

Top Conditions for Which Consumers Would Use Supplements to Treat & Prevent

(Q.69/70 - % general population-all concerned about preventing each condition indicating they would use supplements to prevent or treat the condition)

- Approximately half to two-thirds of consumers would use supplements to both prevent and treat the condition about which they were concerned

No difference in usage for prevention or treatment

Base=Those concerned about preventing...

	Prevent	Treat
Arthritis/joint disease	68%	69%
Osteoporosis	65%	64%
Frequent cold and flu	63%	62%
Lack of energy	58%	56%
Menopausal issues	56%	58%
Memory/concentration problems	56%	56%

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

58

Secondary Conditions for Which Consumers Would Use Supplements to Treat & Prevent

(Q. 69/70 - % general population-all concerned about preventing each condition indicating they would use supplements to prevent or treat the condition)

Base=Those concerned about preventing...	Prevent	Treat
High blood pressure	48%	52%
Acid reflux/heartburn	47%	50%
Heart disease	48%	50%
Vision problems	46%	47%
High cholesterol	43%	49%
Intestinal irregularity	40%	43%
Obesity/overweight	35%	39%
Diabetes	34%	41%
Blood sugar imbalance	31%	37%

- Lower usage may be due to availability of other means to control the condition, especially regarding "weight"
- The seriousness of diabetes may also create a barrier to consumer use of supplements to manage the condition

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

59

Condition Specific Use Low Among Condition Managers

(Q. 28 - % of condition managers who have used condition specific supplements in past year)

% Condition Managers using condition specific supplements in past year…

Lack of Energy Managers	Acid Reflux Managers	Arthritis Managers	Vision Managers	Heart Managers	Diabetes Managers
53%	**50%**	**50%**	**49%**	**47%**	**43%**

STRONG OPPORTUNITY

Approximately half of Condition Mangers are NOT using a condition specific supplement

- **15-20% of Condition Managers are not using ANY supplements**

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

60

Message Appears To Be Missing Targets

(Q.28/61 - % of condition managers who have used condition specific supplements in past year)

Using a condition specific supplement

Lack of Energy Managers	Arthritis Managers	Vision Managers	Heart Managers	Diabetes Managers
53%	50%	49%	47%	43%

OPPORTUNITY EVEN GREATER!

Using a condition specific supplement for their particular condition

Lack of Energy	Arthritis	Vision	Heart	Diabetes
18%	39%	15%	23%	29%

Extremely low numbers!

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

61

Household Expenditures on VMHS; $$ Opportunity

(Q. 34 - % consumers indicating how much their household spends, in total, on vits/mins/herbals/dietary supps in typical month)

Current Users of particular condition specific supp
$73.98
$56.58
$67.07
$62.49
$61.46
$48.13
$35.38
$50.68
$49.16
$46.15
$45.34
$45.27
CS User
Non-User
Diabetes Preventer
Arthritis Preventer
Vision Preventer
Lack of Energy Preventer
Heart Preventer
OPPORTUNITY
Consumers concerned about prevention of certain conditions spend much less than those who are using a CS supplement for the condition

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report
62

Specialty Groups Highlight Niche Opportunities

(% of consumer groups who have used condition specific supplements in past year)

- *Natural brand VMHS Users show strong usage of condition specific supplements highlighting possible best entry channel*
- *Multi-vitamin use is often seen as the gateway to further VMHS use—shown here, Multivitamin Users are more likely to use CS supplements*
- *Increased activity levels may be creating specific needs such as energy, joint pain, muscle building*

72%
64%
56%
53%B
33%
80%D
51%
Natural brands
Direct brands
Mainstream brands
Multi-vitamin User (A)
Non Multi User (B)
Hard Core (C)
Weekend Warrior (D)

CAPITAL letters denote statistical significance at the 95% level

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

NMI 2006 Condition Specific Supplement Report

63

Cross Usage of Alternative Healthcare Methods Also Highlight Opportunities

(% general population-all who use the following products or services…)

Alternative healthcare
65%B
18%
Homeopathic remedies
63%B
16%
CS User (A)
Non-User (B)

Users of Condition Specific Supplements for certain conditions are even higher users of homeopathic remedies:

- ✓ **Vision User 75%**
- ✓ **Energy User 72%**
- ✓ **Heart User 72%**

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

64

Demographic Profiles

Prepared by:
Natural Marketing Institute (NMI)
2006

The Natural Marketing Institute
KNOWLEDGE • INSIGHT • SOLUTIONS

Demographic Profile (1 of 2)

	GP	CS Users (A)	Non-Users (B)
Gender			
Male	52%	49%	54%^{A}
Female	48%	51%^{B}	46%
Marital status			
Married	57%	60%^{B}	56%
Single	24%	21%	26%^{A}
Children			
Child < 18 in HH	33%	32%	33%
Age			
18-39	42%	37%	44%^{A}
40-49	20%	20%	20%
50-64	22%	24%	21%
65+	16%	19%^{B}	15%
Average age	44.5	46.4^{B}	43.7
Income			
<$50K	40%	38%	40%
$50K-$99.9K	28%	28%	29%
$100K+	17%	21%^{B}	16%
Median income	$46.1K	$49.0K	$44.8K
Ethnicity			
White	67%	67%	68%
Hispanic	12%	11%	13%
African American	11%	10%	11%

CAPITAL letters denote statistical significance at the 95% level
NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database
© The Natural Marketing Institute, 2006

66

The Natural Marketing Institute

Demographic Profile (2 of 2)

	GP	CS Users (A)	Non-Users (B)
Region			
East	19%	20%	18%
Midwest	23%	20%	24%[A]
South	36%	37%	35%
West	23%	24%	23%
MSA			
<100,000	22%	22%	22%
100,000-499,999	20%	20%	21%
500,000-1,999,999	31%	32%	31%
2,000,000+	26%	27%	25%
Education			
HS graduate	46%	47%	45%
Some college	27%	25%	29%[A]
College graduate+	27%	29%	26%
BMI			
Normal	27%	27%	27%
Overweight	31%	32%	31%
Obese	30%	29%	31%

CAPITAL letters denote statistical significance at the 95% level

NMI 2006 Condition Specific Supplement Report

Source: The NMI Health & Wellness Trends Database

© The Natural Marketing Institute, 2006

67

The Natural Marketing Institute
272 Ruth Road
Harleysville, PA 19438

Maryellen Molyneaux, President, Managing Partner
Steve French, Managing Partner

phone: 215-513-7300
fax: 215-513-1713
Info@NMIsolutions.com

www.NMIsolutions.com

All materials herein are © 2006 by The Natural Marketing Institute. All rights reserved. Reproduction, publication (internal and/or external), transmission, or other use of any of the within materials, including but not limited to graphics, data, and/or text, for any commercial or non-commercial purposes, is strictly prohibited without the prior express written permission of The Natural Marketing Institute.

2006 Dietary Supplement Consumer Insight Report

The Natural Marketing Institute (NMI)
January 2006

NMI The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

2005 Dietary Supplement Consumer Insight Report – Table of Contents

Topic	Page
Executive Summary	3
Research Objectives & Methodology	12
SORD Consumer Group Definitions	16
SORD Consumer Segmentation Model	18
Supplement Usage Patterns	35
Lapsed Usage Dynamics	46
Motivations for Supplement Use	52
Attitudes Toward Supplements	70
Supplement Use For Prevention and Treatment of Health Issues	77
Sources of Influence to Supplement Use	91
Shopping for Supplements	97
Appendix	104

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

2

Executive Summary

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Supplement Usage Summary & Dynamics

- Seventy-four percent of the U.S. adult population are current users of any supplements (VMHS)
  - Almost half (47%) of all U.S. adults use some form of a multi-vitamin/mineral
  - Two-thirds (68%) of Current Users use a single vitamin or mineral supplement
  - Half (52%) of Users use a supplement categorized as "Other" pertaining to food derivatives (lycopene, garlic, etc.), amino acids, enzymes, etc.
  - One out of five (21%) of Users use herbal supplements
  - Sixteen percent use a multi-vitamin or multi-mineral combination *only*
  - Approximately half (46%) of Users use 2 or fewer supplements (Light Users)
  - Consumers categorized as Medium to Heavy Users, compared to Light Users, are more likely to be female, older, and more highly educated
- Whereby multi-vitamins, calcium, and multi-vitamins/minerals are the most used supplements (in the past 30 days):
  - Only about 4 out of 5 Users use these vitamins on a daily basis

  → *This signals opportunities for educational initiatives to increase compliance*
- The main reason for lapsed usage of VMHS is because consumers only use when they need them (52%) or they are no longer trying to manage a health condition (40%)
- Lapsed usage is also a function of lack of knowledge about VMHS (as 52% state they don't know enough about VMHS to know what to take, which is also higher among younger consumers)

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

4

Sizing the Supplement Market

U.S. GENERAL POPULATION

Don't use, never used 10%
Don't currently use, used to use 16%
Current Users 74%

CURRENT USERS

Heavy 19%
Light 46%
Medium 35%

Light User	Used 1-2 supplements in past 30 days and used 0-2 supplements daily
Medium User	Used 3-5 supplements in past 30 days and used 0-5 supplements daily, OR used 6+ supplements and used 0-2 supplements daily
Heavy User	Used 6+ supplements in past 30 days and used 3+ supplements daily

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

5

Motivations for Use of Supplement Categories

- Maintenance <u>and</u> promotion of health are the two main reasons Users use VMHS
  - Almost half (47%) of Users also indicate they are using VMHS to *prevent* a medical condition and two out of five (44%) use VMHS to *treat* a medical condition
- While a doctor's recommendation carries a lot of weight for why a User would use a supplement, motivations vary by supplement category
  - The table below summarizes Users' motivations to use the various supplement categories:

Multi Vits/minerals	Single vitamins	Single minerals	Herbal/botanicals	Condition specific
•Get needed nutrients •Good for me •Stay healthy •Overall health	•Counteract not eating right •Dr recommended	•Dr recommended •Pharmacist recommended •Prevents health issues •Prevents medical conditions	•Prevents medical conditions •Family recommended •Enhances performance	•Manages medical conditions

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

6

Treatment Versus Prevention

- Consumers are most likely to rely on OTC medications for a less serious health issue, and on prescription drugs for a more serious health issue – very mainstream approaches to managing one's health
  - Just 14% of the general population uses supplements first to treat a less serious health condition, and even fewer (4%) use them first for a more serious health issue
  - This is consistent with consumers' general reasoning for using some supplements – as a means to correct for a nutritionally-deficient diet
- The seven health conditions/medical conditions with the largest gaps between the conditions consumers are concerned about preventing and those that they are actively managing include:
  - Cancer
  - Heart disease
  - Lack of energy/fatigue
  - Hypertension
  - Cold & flu
  - High cholesterol
  - Osteoporosis

→ *Since supplements are used for both prevention and treatment, (although it varies by the severity of the health issue/medical condition), marketers should ensure that their products are aligned with the specific conditions to match prevention versus treatment drivers*

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

7

Sources of Influence for Supplements

- Clinical proof impacts the supplement decisions that consumers make, particularly as the degree of VMHS consumption increases
  - → *Since Heavy Users are an attractive consumer and one marketers want to make loyal to their brand, relying on clinical proof and communicating the clinically proven results will be an important component of creating trial and developing loyalty*
- In their search for authority, consumers are more likely to want their doctor to provide information on supplements than their pharmacist – more than one-third of users say so
  - While interest is lower for pharmacists, interest increases with usage of supplements; this perhaps indicates an opportunity for pharmacists to provide an added service to their customers
- Nearly half of the general population has discussed the supplements they use with their doctor
- More than one-third (34%) of the general population states that they would like their doctor to provide information on the supplements they use
  - → *This may indicate consumers would like their doctor to take the initiative in addressing supplements, rather then waiting for them to ask questions; perhaps an opportunity for supplement marketers*

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

8

U.S. General Population Users Dietary Supplement Motivational Segmentation Model

(U.S. Supplement Users by NMI defined segment)

HOLISTIC MOTIVATORS (HM)	Consider all dietary supplements a vital part of staying healthy. Heaviest user group. Driven to supplements from a multi-faceted array of factors. A very "self-directed" group.
UNINFORMED INFLUENCED (UI)	Influenced highly by pharmacist and family members to take supplements. Usage of vitamins/minerals, but no herbals. They have no specific reason for taking supplements and state they are not knowledgeable or informed.
GENERALIST PREVENTERS (GPREV)	Use of supplements is driven by the need to maintain overall/general health. Second highest user group. They believe that vitamins/minerals and herbals are a vital part of staying healthy and preventing disease.
MULTI-MINDED SIMPLISTICS (MMS)	Supplement motivation driven by the fact that one multi-vitamin per day is sufficient to provide all the nutrients they need. Highest usage of multi-vitamins, lowest on most others. Don't know (or even care) about other supplements.

GENERALIST PREVENTERS 10%
MULTI-MINDED SIMPLISTICS 36%
HOLISTIC MOTIVATORS 20%
UNINFORMED INFLUENCED 33%

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

9

General Attitudes Regarding Supplements

- The heavier the supplement usage, the higher the concern about interaction issues between VMHS, prescription medications, OTCs, and nutrient retention
  - The primary "interaction" concern seems to be nutrient depletion when taking prescription drugs, with almost one in five (18%) of Current Users agreeing completely that they share this concern

  → *Signifies an opportunity for the development of nutrient depletion program*
- Relatively few Users are concerned about negative side effects of their supplements – just 15% of all Users, (though this increases slightly with usage)
  - Among particular types of Users, Multi-vitamin users state the lowest levels of concern
- Compared to OTC and Rx, supplements are viewed as the safest products; VMHS are also viewed as more believable and effective than OTC, but not as high as Rx
- Among Current Users, they are most likely to state that quality dictates their purchase decisions (25% do), followed closely by using natural sources as ingredients
  - However, Users state relatively low levels of brand loyalty – just 13% agree completely that they regularly buy the same brand

  → *Signifies further opportunities for continuity/brand loyalty programs*

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

10

Shopping for Supplements

- Centrum is far and away the leading brand of supplement – with 31% of Users stating that they have used a Centrum product in the past 6 months; this is 11 percentage points higher than the #2 brand, One A Day
- Other brands, such as Nature Made (with 15% usage), GNC Brand (15%), Nature's Way (9%), and Nature's Bounty (9%) also have impressive usage rates
  - → *Based on consumers' interest in buying supplements derived from natural sources, this indicates that incorporating natural elements in brand elements may prove beneficial*
- Most consumers shop either mass merchandisers or drug stores for their supplements; while other channels have moderate levels of importance in supplement purchases, the importance of these two channels can not be overlooked
  - The same shopping patterns are evident when comparing Heavy and Light Users
  - While Heavy Users are more likely than Light Users to shop particular channels (such as the natural channel and direct channels), they are still most likely to shop mass and drug (in absolute terms)
- Consumer channel shopping patterns are consistent at the retailer level – 41% of Users state they shop Wal-Mart on a regular and consistent basis for supplements, followed distantly by Walgreen's (22%) and CVS (17%)
- Predictably, Heavy Users spend the most on supplements - $41 per month. This is a significant expenditure, though it lags what they spend on prescription medications ($81). This indicates that Heavy Users may be less-healthy consumers or are more proactive, and are relying on a variety of products to manage/prevent their health conditions

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005
11

Research Objectives & Methodology

The Natural Marketing Institute

NMI

KNOWLEDGE • INSIGHT • SOLUTIONS

NMI's Supplements/OTC/Rx Database (SORD): Methodology & Objectives

METHODOLOGY

- Quantitative research of 2,039 U.S. adults
- Nationally projectable to the U.S. population
- Over sampling to all demographics, including ethnic groups, to align with U.S. Census
- Online research survey methodology, conducted in September 2005
- Statistically significant at the 95% confidence level to +/- 2%

GENERAL OBJECTIVES

- To quantify usage and frequency of use across a complete range of supplements
- To quantify reasons for lapsed usage of specific supplements and barriers to use of specific dietary supplements (among non-supplement users)
- To analyze the motivational dimensionality and reasons for supplement use
- To associate the use of specific dietary supplements with specific health issues
- To measure specific brands used and channels/sources shopped for supplements
- To understand the interaction levels associated with the use of supplements and Rx

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

13

NMI's Supplements/OTC/Rx Database (SORD): Summary Content

- Usage rates of ~50 supplements (past 30 days use and frequency of usage)
- Motivations for use across each supplement used in past 30 days:
  - Reason(s) for use, and
  - Specific health issue/medical condition using each supplement to prevent, and
  - Specific health issue/medical condition using each supplement to treat
- Reasons for use of supplements across multiple categories and dimensions:
  - Five (5) categories (multi-vitamins/minerals, single vitamins, single minerals, herbs/botanicals, condition-specific supplements)
  - Four (4) dimensions (continuums across each category)
- Usage rates of ~50 supplements (ever used)
  - Reasons for lapsed usage of each supplement (used previously but not in past 30 days)
- Health issues/medical conditions currently managing/treating
- Multiple attitudinal measures (~40 statements)
- Reasons for non-use of supplements (among those not using any supplements)
- Drivers of consumer trial (among non-supplement users)
- Specific brands of supplements used
- Channels and stores shopped most often for supplements
- Levels of concern with supplement/Rx interaction and depletion

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

14

NMI's Supplements/OTC/Rx Database (SORD): Client Applications

Customized Deliverables:

- Custom analysis/data mining, including the following deliverables:
  - Custom consumer segments (e.g., product, brand users)
  - Advanced statistical analytics
  - Custom written report/presentation
  - Custom data tables
- Costs are dependent upon depth/scope of desired deliverables
- See NMI for a custom quote

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005
15

SORD Consumer Group Definitions

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Consumer Segment User Definitions
(VMHS = Vitamin, mineral, herbal, or other supplement)

Group	Group Definition
Current User	Used any supplement in the past 30 days
Not Current User	Did not use any supplements in past 30 days
Lapsed User	Did not use any supplements in past 30 days but had used at least 3 or more supplements during prior 30 days
Light User	Used 1-2 supplements in past 30 days and used 0-2 supplements daily
Medium User	Used 3-5 supplements in past 30 days and used 0-5 supplements daily, OR used 6+ supplements and used 0-2 supplements daily
Heavy User	Used 6+ supplements in past 30 days and used 3+ supplements daily
Multi Only User	Used a multi-vitamin, multi-mineral, or multi-vitamin/mineral combination in past 30 days, but have not used any other VMHS product
Vitamin/Mineral User	Used a single vitamin or mineral as a separate supplement (not in multi) in the past 30 days
Herbal Supplement User	Used an herbal/botanical supplement in past 30 days
Other Supplement User	Used a supplement other than one classified as a multi, a vitamin or mineral, or an herbal/botanical supplement in the past 30 days

(see Appendix for a complete listing of supplements by category included in the SORD)

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

17

SORD Consumer Segmentation Model

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Segmentation Research: An Overview

Marketers conduct stratification/segmentation research to identify unique groups within the population. Some segmentations can be quite elementary – looking at key demographic groups such as young men, married middle-aged women, or dividing customers into heavy and light user groups. Other approaches examine consumer attitudes and behaviors and use advanced statistical techniques to develop stratification/segmentation models based on drivers of consumer behavior.

This chapter of the 2005 Dietary Supplement Consumer Insight Report develops a segmentation model of supplement users based on their motivations.

The result is a four-segment model comprised of:

- Two segments that focus on prevention and use vitamins, minerals and herbal supplements
- Two segments that appear relatively simplistic in their focus towards supplementation and that are more likely to be subject to external influences

The following pages provide a brief methodological review of the segmentation technique. The segment profiles are then presented.

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005
19

Advanced Statistical Analytics Were Used To Determine The Dimensionality of DS Motivations

Exploratory Factor Analysis

↓

Confirmatory Factor Analysis

↓

K-Means Segmentation

↓

Hierarchical Cluster Analysis

↓

Migration Analysis/CART

↓

Cluster Solution Development

↓

Motivational Insight/Learnings

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

20

The Natural Marketing Institute

Methodological Review: Exploratory Factor Analysis (EFA)

NMI employed two stages of factor analysis of 22 key supplement usage motivation questions. Factor analysis is a technique that looks at the ways in which consumers make associations between concepts (e.g. treatment vs. prevention), identifying which attributes consumers link together and which ones they do not. The technique provides a structure to the ways consumers interact with products, creating dimensions made up of multiple attributes.

The Exploratory Factor Analysis (EFA) employed principal components analysis and varimax rotation to produce a five-factor solution. Simply put, the technique found five dimensions to supplement users' motivations. These dimensions are:

- **Herbs are the Key to Health** – Herbal supplements (HS) are vital to health, use HS for specific medical conditions, use HS for general health, use HS to prevent medical problems, use HS to treat specific medical problems
- **Vitamins are the Key to Health** – Use vitamins/minerals (VM) for specific health issues/medical conditions, use VM because Dr. recommended, use VM to prevent health issues/medical conditions, use VM to treat specific health issues/medical conditions
- **External Influences** – Use VM because pharmacist recommended, use VM because family member recommended, no specific reason for using – just good for me, one VM is sufficient, only use when sick, don't know enough about VMHS to know what to use
- **To Provide Energy** – VM vital part of staying healthy, condition specific supplements are a vital part of staying healthy, use VM to maintain overall health, VMHS make me feel better and provide energy
- **An Insurance Policy** – Use dietary supplements as a dietary insurance policy, because don't always eat right, difficult to get all the nutrients necessary from current diet

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

21

Methodological Review: Confirmatory Factor Analysis (CFA)

Confirmatory Factor Analysis (CFA) examined the EFA and reassigned the motivational attributes to new factors based on the following criteria:

- **Item content**
- **Internal consistency** – Does the inclusion of an item in a factor improve the performance of the entire solution?
- **External consistency** – Do the items relate to factors other than the one they are designated to represent in the same way?
- **Additional testing** – Ability of specific attributes to satisfy more rigorous requirements for unidimensionality (internal consistency) and parallelism (external consistency)

The Confirmatory Factor Analysis examined all users and looked at specific motivations within user subgroups, finding the following five dimensions:

1. **They're good for me**
2. **It's a dietary insurance policy**
3. **They help me stay healthy**
4. **Dealing with specific health issues or medical conditions**
5. **Recommendations from others**

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005
22

Methodological Review: Cluster Analysis

A two-step clustering method was then used. In the first step, cluster centers were defined as dense regions in the multivariate space based on a k-means segmentation of the usage and attitudinal variables.

In the second step, a hierarchical cluster analysis increased homogeneity within cluster by further defining clusters based on respondent usage of herbs, vitamins, and other supplements.

Since many of the clustering variables were particular to reasons for usage of specific supplements, the two-step clustering method produced better segments than a simple k-means solution.

The second step of the clustering routine reduced ambiguity because it created clusters based upon user type.

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005
23

Methodological Review: Segment Migration

Solutions based on two through five segments were created.

The migration of segments from solution to solution was mapped and found to be logical, that is, segments broke into subsegments as opposed to completely reorganizing the space. (This was not the case for the simple k-means solutions where the migration of respondents between solutions seemed almost random.)

Solutions were further evaluated based on the ability of a classification program (CART) to recreate the segments using decision trees; all of the solutions were recreated quite well.

In the end, NMI chose the four segment solution since the five segment solution did not add substantively to the learnings; rather the five segment solution seemed to parse based on degree of agreement rather than radically different patterns of agreement.

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

24

Methodological Review: Segment Analysis

The results of the CFA were used to group the attributes into initial Themes. These Themes were reorganized when the patterns of response by cluster indicated that certain attributes were more consistent with other factors, or in fact formed a different factor or subfactor. (Factor structures that hold well for total sample often are unstable in a segmentation, so this shuffling is to be expected.)

The Themes that were developed include:

- Herbal Supplements Impact on Health
- Herbs for Specific Health Conditions
- Vitamin Impact on Health
- Vitamins for Specific Health Conditions
- Supplements as Insurance
- Professional Recommendation

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005
25

Segmentation Analysis: Cluster Solution

- A 4-cluster solution was statistically determined to be the optimal approach, the 4 segments include:
  - **Holistic Motivators (HM)**
  - **Uniformed Influenced (UI)**
  - **Generalist Preventers (GPREV)**
  - **Multi-minded Simplistics (MMS)**
- Summary profiles of the four clusters appear on pages 30-33.
- These solutions are mutually exclusive and identify in each segment the levels of influence and specific motivational and behavioral drivers across a multitude of factors.
- The four groups are based on dietary supplement users only (any product type).

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

26

Segment Classification Algorithm

Supplement Usage
Used Herbs in Past Month
Have Not Used Herbs in Past Month
Segment 3
General Preventers
Would use VM for SPECIFIC HEALTH ISSUES/MEDICAL CONDITIONS (Moderate and Complete Disagreement)
Segment 1
Holistic Motivators
Would use VM for SPECIFIC HEALTH ISSUES/MEDICAL CONDITIONS (Neutral to Complete Agreement)
Would use Herbal Supplements to TREAT SPECIFIC HEALTH ISSUES/ MEDICAL CONDITIONS (Complete Disagreement)
Segment 2
Uniformed Influenced
Would use Herbal Supplements to TREAT SPECIFIC HEALTH ISSUES/ MEDICAL CONDITIONS (Moderate Disagreement to Complete Agreement)
Would use Herbals for OVERALL/ GENERAL HEALTH
Segment 4
Multi-Minded Simplistics
Would use Herbals for GENERAL/ OVERALL HEALTH (Moderate Agreement to Complete Disagreement)
Segment 3
General Preventers
Would use Herbals for GENERAL/ OVERALL HEALTH (Complete Agreement)

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

27

Segment Algorithm Predictive Accuracy Levels

Algorithm on Previous Page (Accuracy = 81%):

- **Past 30 day usage of herbal supplements primary discriminator**

- **Among Past 30 Day Herbal Users:**

Holistic Motivators (90%)	Likely to Use VM for Specific Health Issues or Medical Conditions
Generalist Preventers (55%)	Unlikely to use VM for Specific Health Issues or Medical Conditions

- **Among Non-Past 30 Day Herbal Users:**

Uninformed Influenced (85%)	Likely to Use Herbals to Treat Specific Health Issues or Medical Conditions
Multi-Minded Simplistics (79%)	Unlikely to Use Herbals to Treat Specific Health Issues or Medical Conditions AND Unlikely to Use Herbals for Overall General Health
Generalist Preventers (55%)	Unlikely to Use Herbals to Treat Specific Health Issues or Medical Conditions AND Very Likely to Use Herbals for Overall General Health

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

28

U.S. General Population Users Dietary Supplement Motivational Segmentation Model

(U.S. Supplement Users by NMI defined segment)

HOLISTIC MOTIVATORS (HM)	Consider all dietary supplements a vital part of staying healthy. Heaviest user group. Driven to supplements from a multi-faceted array of factors. A very "self-directed" group.
UNINFORMED INFLUENCED (UI)	Influenced highly by pharmacist and family members to take supplements. Usage of vitamins/minerals, but no herbals. They have no specific reason for taking supplements and state they are not knowledgeable or informed.
GENERALIST PREVENTERS (GPREV)	Use of supplements is driven by the need to maintain overall/general health. Second highest user group. They believe that vitamins/minerals and herbals are a vital part of staying healthy and preventing disease.
MULTI-MINDED SIMPLISTICS (MMS)	Supplement motivation driven by the fact that one multi-vitamin per day is sufficient to provide all the nutrients they need. Highest usage of multi-vitamins, lowest on most others. Don't know (or even care) about other supplements.

GENERALIST PREVENTERS 10%
MULTI-MINDED SIMPLISTICS 36%
HOLISTIC MOTIVATORS 20%
UNINFORMED INFLUENCED 33%

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

29

Segment Profile: Holistic Motivators (HM)

SEGMENT SIZE: 14% of U.S. general population/20% of dietary supplement users

SEGMENT DEFINITION

- Holistic Motivators consider VMHS and specific condition supplements a vital part of staying healthy.
- Members of this segment use dietary supplements because of issues related to their diet (e.g., not getting enough nutrients in their diet/not always eating right).

REASONS FOR USING VMHS AND DIETARY SUPPLEMENTS

- Most use vitamins/minerals and herbals to prevent/treat health issues and/or medical conditions.
- Many use dietary supplements as a "dietary insurance policy." They feel that they don't always eat right and that they don't always get the nutrients they need from their diet.

KEY INFLUENCERS

- Influenced by multiple sources, including highest group for family members.

DISEASE/HEALTH CONDITION INCIDENCE

- Group managing the most health issues/diseases, including obesity, pain management, bone health, and mentation issues

DIETARY SUPPLEMENT USAGE

- Number of Herbals = 1.4 (88% use)
- Number of Vitamins/Minerals = 3.6 (95% use)
- Number of Other Supplements = 1.4 (56% use)

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

30

The Natural Marketing Institute

Segment Profile: Uninformed Influenced (UI)

SEGMENT SIZE: 23% of U.S. general population/33% of dietary supplement users

SEGMENT DEFINITION

- This segment has no specific reason for using/don't really know why they use dietary supplements, they just know it's something good for them.
- Don't know enough about vitamins/minerals/other nutrients and herbals to know what they should be using.

REASONS FOR USING VMHS AND DIETARY SUPPLEMENTS

- Some use for overall health, some use for specific reasons.
- Second highest group to believe that one multi-vitamin is all they need.

KEY INFLUENCERS

- Most likely to be influenced by all measured groups, including doctors, pharmacists, family.

DISEASE/HEALTH CONDITION INCIDENCE

- Above average health issue/disease incidence levels

DIETARY SUPPLEMENT USAGE

- Don't take any Herbals
- Vitamins/minerals = 2.1 (95% use)
- Other Supplements = 1.7 (22% use)

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

31

Segment Profile: Generalist Preventers (GPREV)

SEGMENT SIZE: 7% of U.S. general population/10% of dietary supplement users

SEGMENT DEFINITION
- Relatively strong belief that herbal supplements are a vital part of staying healthy --- driven much more by prevention rather than treatment.
- Least likely to associate dietary supplement use with specific health issues and medical conditions.

REASONS FOR USING VMHS AND DIETARY SUPPLEMENTS
- This segment has the highest alignment with "no specific reason for the use of dietary supplements." They just know that it's something they should be doing, but just don't know (or care) why.

KEY INFLUENCERS
- These members do not cite any key influencers for usage; least likely to be influenced by doctor, pharmacist has no impact, family member has small (however most) impact.

DISEASE/HEALTH CONDITION INCIDENCE
- Below average health issue/disease incidence levels

DIETARY SUPPLEMENT USAGE
- Number of Herbals = 1.1 (71% use)
- Number of Vitamins/Minerals = 2.6 (95% use)
- Number of Other Supplements = 1.4 (53% use)

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005
32

Segment Profile: Multi-Minded Simplistics (MMS)

SEGMENT SIZE: 25% of U.S. general population/36% of dietary supplement users

SEGMENT DEFINITION
- Highest group that states "one multi-vitamin per day is sufficient to provide all the nutrients they need."

REASONS FOR USING VMHS AND DIETARY SUPPLEMENTS
- Multiple reasons for use, more likely to be driven by overall (compared to specific) health.
- More likely to be motivated by prevention than treatment.

KEY INFLUENCERS
- Driven by doctor's recommendation; above average knowledge of supplements.

DISEASE/HEALTH CONDITION INCIDENCE
- Average health issue/disease incidence levels
- Most likely to be managing blood/heart disorders

DIETARY SUPPLEMENT USAGE
- Number of Herbals = 0.1 (3% use)
- Number of Vitamins/Minerals = 1.8 (96% use)
- Number of Other Supplements = 1.8 (18% use)

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

33

Segment Profiles --- Demographic Summary

Segments by summary demographics

Demographics	Holistic Motivators (B)	Uninformed Influenced (C)	Generalist Preventer (D)	Multi-Minded Simplistic (E)
BASE:	141	225	69	251
% Male	39.1%	46.9%	51.5%	54.4% B
% Female	60.9% E	53.1%	48.5%	45.6%
% College Grads	17.3%	21.1%	28.5%	21.1%
Average Income (1,000's)	$65.66	$62.23	$58.16	$70.30
Average Age	44.9	43.0	45.8	47.9 C
% in MSA 2 MM Or More	35.0%	37.1%	56.6% BCE	38.8%
% White	76.4% D	71.6% D	52.2%	71.9% D
% Married	45.5%	56.0% BD	40.7%	56.5% BD
People in Household	2.62	2.57	2.58	2.51
% With Kids In Household	78.8% DE	73.7%	64.8%	67.7%

[shaded box] = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

34

Supplement Usage Patterns

The Natural Marketing Institute
KNOWLEDGE • INSIGHT • SOLUTIONS

Summary Table: Supplement Usage Past 30 Days

(Q3a. - % of consumers who have used the following supplements in the past 30 days)

Supplements	General Population	Current Users	Supplements	General Population	Current Users	Supplements	General Population	Current Users
Multi's (Net)	**48%**	**67%**	**Herbals (Net)**	**15%**	**21%**	**Other (Net) cont'd**		
Multi vitamin	28%	38%	Ginseng	6%	8%	Lutein	2%	3%
Multi vitamin-mineral	23%	32%	Gingko Biloba	6%	8%	MSM	2%	3%
Multi mineral	4%	5%	Echinacea	4%	5%	Lycopene	2%	3%
Vitamins (Net)	**38%**	**53%**	St Johns Wort	2%	3%	L-Carnitine	2%	2%
Vitamin C	17%	24%	Saw Palmetto	2%	3%	Conjugated Linoleic Acid	1%	2%
Vitamin E	15%	20%	Milk Thistle	1%	2%	Probiotics	1%	1%
Vitamin B Complex	10%	15%	Ephedra	1%	2%	DHEA	1%	1%
Antioxidants	10%	14%	Black Cohosh	1%	1%	Soy Isoflavone Pills	1%	1%
Vitamin B12	9%	12%	Goldenseal	1%	1%	Carnitine	1%	1%
Folic Acid	7%	10%	Kava Kava	1%	1%	DHA	0%	1%
Vitamin D	7%	9%	**Other (Net)**	**37%**	**52%**			
Vitamin A	5%	7%	Aloe	10%	13%			
Vitamin B6	5%	7%	Fish Oil	10%	13%			
Niacin	3%	5%	Glucosamine/Chondroitin	7%	10%			
Lecithin	3%	4%	Omega 3	6%	9%			
Vitamin K	3%	3%	Flaxseed Oil	6%	9%			
Minerals (Net)	**35%**	**50%**	Garlic Pills	6%	8%			
Calcium	26%	37%	Green Tea Pills	4%	6%			
Potassium	8%	11%	Co Enzyme Q10	4%	6%			
Iron	7%	10%	Fiber Pills	4%	5%			
Zinc	6%	9%	Glucosamine	3%	5%			
Magnesium	6%	8%	Beta Carotene	3%	5%			
Chromium	4%	5%	Cranberry Pills	3%	4%			
Coral calcium	2%	3%	Grape Seed Extract	2%	3%			
Selenium	2%	2%	Melatonin	2%	3%			

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

36

Summary Table: Supplement Past Usage (Not in Past 30 Days)

(Q5. - % of consumers who don't currently use supplements but have used the following supplements in the past)

Supplements	General Population	Current Users	Supplements	General Population	Current Users	Supplements	General Population	Current Users
Other (net)	**41%**	**46%**	**Vitamins (Net)**	**41%**	**43%**	**Herbals (Net)**	**30%**	**34%**
Aloe	13%	13%	Vitamin C	20%	19%	Echinacea	13%	15%
Garlic Pills	9%	10%	Vitamin E	13%	13%	Ginseng	12%	13%
Glucosamine/ Chondroitin	6%	7%	Vitamin B-Complex	9%	10%	Ginkgo Biloba	11%	13%
Fish Oil	6%	10%	Vitamin B12	8%	9%	St John's Wort	8%	9%
Fiber Pills	6%	7%	Antioxidants	6%	7%	Ephedra	5%	5%
Beta Carotene	5%	6%	Niacin	6%	7%	Kava Kava	4%	4%
Melatonin	5%	6%	Vitamin D	5%	6%	Goldenseal	4%	4%
Cranberry Pills	4%	5%	Vitamin B6	5%	6%	Saw Palmetto	2%	3%
Green Tea Pills	4%	5%	Folic Acid	5%	5%	Black Cohosh	2%	2%
Flaxseed Oil	4%	4%	Lecithin	4%	4%	Milk Thistle	1%	1%
Glucosamine	3%	4%	Vitamin A	3%	4%			
Co Enzyme Q10	3%	4%	Vitamin K	2%	2%			
Omega 3	3%	4%	**Multi's (Net)**	**28%**	**27%**			
Grape Seed Extract	2%	3%	Multi-vitamin	17%	14%			
DHEA	2%	3%	Multi-vitamin mineral	12%	12%			
L-Carnitine	2%	2%	Multi-mineral	6%	7%			
Lutein	2%	2%	**Minerals (Net)**	**35%**	**37%**			
MSM	1%	2%	Calcium	15%	15%			
Lycopene	1%	2%	Iron	13%	14%			
Soy Isoflavone Pills	1%	1%	Zinc	9%	10%			
Conjugated Linoleic Acid	1%	1%	Potassium	6%	7%			
Probiotics	1%	1%	Chromium	6%	7%			
Carnitine	1%	1%	Magnesium	4%	5%			
DHA	1%	1%	Selenium	2%	3%			
			Coral Calcium	2%	3%			

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

37

Supplement Usage Summary Among User Groups

(Q3a. - % of consumers who have used the following supplements in the past 30 days)

	GP	Current User	Light (A)	Medium (B)	Heavy (C)
Multi (net)	48%	67%	60%	**72%^{A}**	**74%^{A}**
Multi-vitamin	28%	38%	34%	43%^{A}	42%^{A}
Multi-vitamin/min	23%	32%	27%	32%^{A}	43%^{AB}
Vitamin (net)	38%	53%	21%	**73%^{A}**	**94%^{AB}**
Vitamin C	17%	24%	7%	30%^{A}	55%^{AB}
Vitamin E	15%	20%	3%	25%^{A}	53%^{AB}
Mineral (net)	35%	50%	21%	**67%^{A}**	**89%^{AB}**
Calcium	26%	37%	14%	50%^{A}	67%^{AB}
Herbals (net)	15%	21%	6%	**23%^{A}**	**53%^{AB}**
Ginseng	6%	8%	1%	9%^{A}	23%^{AB}
Ginkgo Biloba	6%	8%	1%	7%^{A}	27%^{AB}
Other (net)	37%	52%	26%	**67%^{A}**	**89%^{AB}**
Aloe	10%	13%	7%	17%^{A}	22%^{A}
Fish Oil	10%	13%	3%	15%^{A}	37%^{AB}

Supplements listed under the "nets" are the supplements used by the highest number of consumers for that "net" category

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

38

Medium & Heavy Users Are More Likely Female, Older, & More Highly Educated Than Light Users

Light Users (A)	Medium Users (B)	Heavy Users (C)
General Demos	**General Demos**	**General Demos**
Male: **51%**^{AB}	Male: 43%	Male: 43%
Female: 50%	Female: **57%**^{A}	Female: **58%**^{A}
Average age: 43.2	Average age: **48.0**^{A}	Average age: **52.2**^{A}
Average income: $64.4K	Average income: $66.7K	Average income: $65.9K
Married: 54%	Married: 54%	Married: 57%
Children: **34%**^{C}	Children: **31%**^{C}	Children: 21%
College grad/post: 24%	College grad/post: **31%**^{A}	College grad/post: **32%**^{A}
Children take multi-vitamin	**Children take multi-vitamin**	**Children take multi-vitamin**
Under 6: 47%	Under 6: 51%	Under 6: 66%
6-11: 49%	6-11: **65%**^{A}	6-11: 56%
12-17: 34%	12-17: 42%	12-17: **56%**^{A}
Ethnicity	**Ethnicity**	**Ethnicity**
White: 66%	White: 70%	White: **73%**^{A}
Hispanic: 12%	Hispanic: 13%	Hispanic: 11%
African American: 12%	African American: 10%	African American: 10%
# of supplements taken daily: 0.9 supps/day	# of supplements taken daily: 2.4 supps/day	# of supplements taken daily: 8.9 supps/day

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

39

Current Users are Older, More Likely Female, Married, & More Highly Educated Than Past Users

Current Users (A)	Not Current Users (B)	Lapsed (C)
General Demos	**General Demos**	**General Demos**
Male 46%	Male **53%**[A]	Male 48%
Female **54%**[B]	Female 47%	Female 52%
Average age: **46.5**[BC]	Average age: 40.1	Average age: 41.3
Average income: **$65.5K**[B]	Average income: $60.1K	Average income: $65.4K
Married: **54%**[BC]	Married: 45%	Married: 44%
Children: 31%	Children: **40%**[A]	Children: **42%**[A]
College grad/post: **28%**[BC]	College grad/post: 19%	College grad/post: 19%
Children take multi-vitamin	**Children take multi-vitamin**	**Children take multi-vitamin**
Under 6: **51%**[B]	Under 6: 31%	Under 6: 39%
6-11: **56%**[B]	6-11: 31%	6-11: 48%
12-17: **41%**[BC]	12-17: 12%	12-17: 20%
Ethnicity	**Ethnicity**	**Ethnicity**
White: 69%	White: 65%	White: **75%**[B]
Hispanic: 12%	Hispanic: 14%	Hispanic: 9%
African American: 11%	African American: 12%	African American: 11%
# of supplements taken daily: 3.0		

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

40

The Natural Marketing Institute

Differences in Supplement Use Among Gender

(Q3a.. - % of consumers who have used the following supplements in the past 30 days)

Men

Multi (net): 65%
Multi vitamin combo: 35%

Vitamins (net): 53%
Vitamin C: **27%**[B]

Minerals (net) 38%
Calcium: 25%
Iron: 7%
Magnesium: 6%

Herbals (net): **23%**[B]
Ginseng: **10%**[B]
Saw Palmetto: **6%**[B]

Other (net): 52%
Flaxseed Oil: 7%
CoEnzyme Q10: 4%
Fiber pills: 4%
Lutein: **4%**[B]
Lycopene: **4%**[B]

Women

Multi (net): 69%
Multi vitamin combo: **41%**[A]

Vitamins (net): 53%
Vitamin C: 21%

Minerals (net) **59%**[A]
Calcium: **47%**[A]
Iron: **13%**[A]
Magnesium: **10%**[A]

Herbals (net): 19%
Ginseng: 6%
Saw Palmetto: 0%

Other (net): 52%
Flaxseed Oil: **10%**[A]
CoEnzyme Q10: **7%**[A]
Fiber pills: **6%**[A]
Lutein: 2%
Lycopene: 2%

The specific supplements listed are those where gender differences exist

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

41

Number of Supplements Taken by User Group; Herbal Users Highest…

(% of Users who use certain types of supplements)
Vitamin or mineral user
3.9 supplements/day
68%
"Other" supplement user
4.3 supplements/day
53%
Herbal supplement user
5.7 supps/day
21%
Multi-vitamin only user
0.8 /day
16%

These groups are not exclusive—a consumer may be a member of more than one group depending on their supplement use.

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

42

Demographic Profile of User Types

- User types are reflective of the general population with the exception of vitamin usage by children
- Herbal and Other Supplement Users are also higher educated

	GP		Multi Only User	Vits/Mins User	Herbal User	Other User
Male	48%		53%	43%	52%	46%
Female	52%		47%	57%	48%	54%
Average age	44.7		42.6	48.7	47.5	48.4
Married	52%		50%	54%	49%	56%
Children in HH	33%		36%	29%	31%	29%
Children take multi						
<6	45%		51%	50%	51%	52%
6-11	48%		53%	55%	59%	60%
12-17	31%		**56%**	42%	41%	42%
College Grad/Post	25%		26%	29%	**30%**	**31%**
Average income	$63.9K		$61.6K	$65.9K	$62.6K	$68.3K

High index against GP

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

43

Cross Usage of Supplement Categories; Single Vitamin Supplementation High Across Users

(Q3a. - % of consumers who have used the following supplements in the past 30 days)

Herbal Users show highest integration across all supplement categories

	Current User (Net)	*Vit/Min User*	*Herbal User*	*Other User*
Multi's	67%	63%	**58%**	63%
Single Vitamins	53%	**78%**	**73%**	**61%**
Single Minerals	50%	**73%**	**68%**	58%
Herbals	21%	25%	**100%**	28%
Other Supp's	52%	57%	**72%**	100%

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

44

Supplements Used Most Often, Daily Compliance and Daily Impact

(Q3a.,Q3b. - % of consumers who have used the following supplements in the past 30 days, and daily use)

	Current Users	Use Daily (among Users)	Daily impact % Users x Daily Use
Multi-vitamin	38%	80%	30%
Calcium	37%	73%	27%
Multi-vit/mineral	32%	80%	26%
Vitamin C	24%	70%	17%
Vitamin E	20%	75%	15%
Vitamin B Complex	15%	65%	10%
Antioxidants	14%	63%	9%
Aloe	13%	16%	2%
Fish oil	13%	76%	10%
Vitamin B12	12%	63%	8%
Potassium	11%	69%	8%
Iron	10%	65%	7%
Folic Acid	10%	75%	8%

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

45

Lapsed Usage Dynamics

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Supplement Past Usage

(Q.5 - % consumers who "ever used" the following supplements but who do not currently use them or **have not used them in the past 30 days)**

	GP	Current User	Light (A)	Medium (B)	Heavy (C)
Multi (net)	37%	42%	37%	44%	50%
Multi-vitamin	17%	14%	15%	13%	12%
Multi-vitamin/min	12%	12%	13%	11%	10%
Vitamin (net)	41%	43%	35%	47%^{A}	55%^{AB}
Vitamin C	20%	19%	19%	22%^{C}	15%
Vitamin E	13%	13%	11%	16% ^{A}	14%
Mineral (net)	35%	37%	32%	40% ^{A}	44%^{A}
Calcium	15%	15%	17%	14%	10%
Iron	13%	14%	11%	18% ^{A}	16%
Herbals (net)	30%	34%	24%	36% ^{A}	51%^{AB}
Echinacea	13%	15%	9%	16% ^{A}	26%^{AB}
Ginseng	12%	13%	10%	12%	18%^{AB}
Ginkgo Biloba	11%	13%	8%	15% ^{A}	19%^{A}
Other (net)	41%	46%	37%	48% ^{A}	61%^{AB}
Aloe	13%	13%	13%	12%	16%
Garlic pills	9%	10%	7%	11% ^{A}	16%^{A}

Supplements listed under the "nets" are the supplements used by the highest number of consumers for that "net" category

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

47

The Natural Marketing Institute

Vitamin C and Multi's Show Highest Lapsed Rate

(Q.5 - % consumers who "ever used" the following supplements but who do not currently use them or have not used them in the past 30 days)

❖ **While Vitamin C lapsed usage may be explained due to it's seasonal use or use for specific illness, high lapsed of multi-vitamins is partially a function of the higher overall usage rates.**

	Current Users	Not Current Users	Lapsed 3+ Supp's
Vitamin C	**19%**	**23%**	**53%**
Calcium	15%	16%	42%
Echinacea	15%	6%	16%
Multi-vitamin	14%	**26%**	**54%**
Iron	14%	11%	26%
Aloe	13%	14%	33%
Vitamin E	13%	12%	27%
Ginseng	13%	10%	26%
Ginkgo Biloba	13%	7%	18%
Multi-mineral	12%	11%	24%
Vitamin B Complex	10%	6%	16%
Garlic pills	10%	6%	15%
Zinc	10%	6%	15%

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

48

Primary Reason for Lapsed Usage Centers on Periodic Need

(Q6. - % Users of supplements indicating why they no longer take the product)

Secondary reasons include eating more nutritious food and lack of effectiveness in dealing with the health problem or enhancing performance

	Current Users	Lapsed 3+ Supp's
Only use it when I need it	**34%**	**52%**[A]
Wanted to reduce # of pills I was taking	24%	25%
No longer trying to manage health problem	21%	**40%**[A]
Now get enough of this nutrient through food	18%	**32%**[A]
Was too expensive	18%	26%
Found another more effective product	**16%**[B]	8%
Not effective in managing health problem	15%	**27%**[A]
Not effective in enhancing performance or health	12%	**23%**[A]
Was advised to stop use	12%	15%
Did not prevent health problem from occurring	10%	14%
Concerned about potential health risks I heard about	10%	12%
Too difficult to swallow	6%	8%

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

49

The Natural Marketing Institute

Lapsed Supplement Usage by Reason…

(Q6. - % Users of stated supplement indicating why they no longer take the product)

Only use when I need

Aloe	**52%**
Calcium	12%
Echinacea	**48%**
Garlic pills	15%
Gingko biloba	12%
Ginseng	19%
Iron	**26%**
Vitamin C	**30%**
Vitamin E	18%
Zinc	**32%**

Want to reduce # of pills

Calcium	21%
Garlic pills	21%
Gingko biloba	21%
Ginseng	18%
Multi-vitamin	17%
Multi-mineral	14%
Vitamin B complex	**24%**
Vitamin E	18%
Zinc	14%

Was advised to stop

Iron	10%
Vitamin E	**10%**

Vitamin Users 50+ were more likely than those <50 to indicate they were advised to stop using Iron (20%) and Vitamin E (22%)

Not effective in enhancing performance

Gingko biloba	20%
Ginseng	16%

Now get enough through food

Calcium	**26%**
Garlic pills	11%
Iron	**21%**
Multi-vitamin	12%
Multi-mineral	11%
Vitamin C	15%

No longer trying to manage health problem

Aloe	**28%**
Echinacea	21%
Iron	**28%**
Vitamin C	14%
Zinc	11%

Too expensive

Gingko biloba	17%
Ginseng	19%
Multi-vitamin	14%
Multi-mineral	15%
Vitamin B complex	13%

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

50

Reasons for Lapsed Usage by Most Used Supplements…

(Q6. - % Users of stated supplement indicating why they no longer take the product)

Aloe

Only when need	52%
No longer trying to manage problem	28%

Calcium

Get enough in food	26%
Reduce # pills	21%
Only when need	12%

Echinacea

Only when need	48%
No longer trying to manage problem	21%
Did not prevent	10%

Garlic pills

Reduce # pills	21%
Only when need	15%
Get enough in food	11%

Gingko biloba

Reduce # of pills	21%
Did not enhance performance	20%
Too expensive	17%
Not effective treating	13%
Only when need	12%

Ginseng

Only when need	19%
Too expensive	19%
Reduce # pills	18%
Did not enhance performance	16%

Iron

No longer trying to manage problem	28%
Only when need	26%
Get enough in food	21%
Advised to stop use	10%

Multi-vitamin

Reduce # pills	17%
Too expensive	14%
Get enough in food	12%

Multi-mineral

Found better product	16%
Too expensive	15%
Reduce # pills	14%
Get enough in food	11%

Vitamin B Complex

Reduce # pills	24%
Too expensive	13%

Vitamin C

Only when need	30%
Get enough in food	15%
No longer trying to manage problem	14%

Vitamin E

Reduce # pills	18%
Only when need	18%
Advised to stop use	10%

Zinc

Only when need	32%
Reduce # pills	14%
No longer trying to manage problem	11%

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

51

Motivations for Supplement Use

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Drivers to Usage of Supplements – Lack of Nutrition is Primary Driver

(Q18 -% consumer segment stating they agree completely/somewhat with the following)

Heavy Users
Light Users
I use dietary supplements as a "dietary insurance policy"
51%
24%
I use dietary supplements because I don't always eat right
62%
35%
I use dietary supplements because it's difficult to get all the nutrients I need from my diet
65%
37%

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

53

Motivations for Use By Supplement Category

(Q13. - % Supplement Users (Current and Not Current Users) indicating the following reasons are important (top 2 box) in why they use each category of supplement)

Motivations for Use	Supplement Category				
	MULTIS	CONDITION SPEC	SINGLE VITS	SINGLE MINS	HERBAL/ BOTANICAL
Stay healthy	65%	52%	50%	47%	46%
Doctor recommended	64%	61%	56%	53%	48%
Get nutrients I need	63%	46%	47%	42%	40%
Decided it was good for me	59%	48%	48%	44%	43%
Overall health	59%	47%	46%	43%	43%
Prevents medical conditions	55%	54%	46%	45%	43%
Prevents health issues	54%	48%	46%	43%	42%
Manages medical conditions	46%	59%	45%	45%	41%
Pharmacist recommended	39%	37%	35%	32%	31%
Counteracts not eating right	37%	30%	34%	30%	27%
Enhances performance	36%	35%	32%	29%	33%
Family member recommended	27%	26%	24%	23%	23%
Dietary insurance policy	26%	28%	27%	25%	22%

Primary reason(s)

Secondary reason(s)

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

54

The Natural Marketing Institute

Motivations for Multi-Vitamin Use by Demographic Groups

(Q13. - % consumers indicating the following reasons are important (top 2 box) in why they use multi-vitamins)

Motivations for Use	Multi-Vitamins				
	Users	Male (A)	Female (B)	<50 (C)	50+ (D)
Stay healthy	65%	62%	**76%**[A]	70%	68%
Doctor recommended	64%	60%	**69%**[A]	62%	**68%**[C]
Get nutrients I need	63%	61%	**72%**[A]	68%	66%
Overall health	59%	59%	**68%**[A]	**66%**[D]	61%
Decided it was good for me	59%	59%	**67%**[A]	62%	65%
Prevents medical conditions	55%	53%	**62%**[A]	**60%**[D]	55%
Prevents health issues	54%	54%	**62%**[A]	**61%**[D]	53%
Manages medical conditions	46%	40%	**64%**[A]	47%	47%
Pharmacist recommended	39%	37%	**43%**[A]	41%	38%
Counteracts not eating right	37%	33%	**45%**[A]	41%	37%
Enhances performance	36%	36%	39%	**40%**[D]	34%
Dietary insurance policy	27%	26%	**31%**[A]	27%	31%
Family recommended	26%	23%	**32%**[A]	33%[D]	22%

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

55

Motivations for <u>Single Vitamin</u> Use by Demographic Groups

(Q13. - % consumers indicating the following reasons are important (top 2 box) in why they use single vitamins)

Motivations for Use	Single Vitamins				
	Users	Male (A)	Female (B)	<50 (C)	50+ (D)
Doctor recommended	56%	52%	**61%**[B]	54%	59%
Stay healthy	50%	47%	**60%** [B]	54%	55%
Decided it was good for me	48%	46%	**56%** [B]	50%	52%
Get nutrients I need	47%	42%	**57%** [B]	51%	49%
Prevents medical conditions	46%	43%	**55%** [B]	49%	50%
Overall health	46%	41%	**57%** [B]	51%	48%
Prevents health issues	46%	43%	**54%** [B]	50%	47%
Manages medical conditions	45%	40%	**54%** [B]	47%	48%
Pharmacist recommended	35%	34%	36%	**38%**[D]	32%
Counteracts not eating right	34%	28%	**42%** [B]	37%	34%
Enhances performance	32%	31%	**38%** [B]	**37%**[D]	31%
Dietary insurance policy	27%	25%	**33%** [B]	28%	32%
Family recommended	24%	21%	**27%** [B]	**30%**[D]	17%

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

56

NMI The Natural Marketing Institute

Motivations for Single Mineral Use by Demographic Groups

(Q13. - % consumers indicating the following reasons are important (top 2 box) in why they use single minerals)

Motivations for Use	Single Minerals				
	User	Male (A)	Female (B)	<50 (C)	50+ (D)
Doctor recommended	53%	52%	**57%** A	54%	56%
Stay healthy	47%	45%	**55%** A	52%	49%
Prevents medical conditions	45%	43%	**53%** A	50%	46%
Manages medical conditions	45%	41%	**54%** A	48%	47%
Decided it was good for me	44%	42%	**49%** A	46%	47%
Overall health	43%	39%	**53%** A	48%	44%
Prevents health issues	43%	40%	**50%** A	**48%** D	43%
Get nutrients I need	42%	38%	**50%** A	47%	42%
Pharmacist recommended	32%	32%	34%	**37%** D	29%
Counteracts not eating right	30%	27%	**37%** A	**34%** D	29%
Enhances performance	29%	27%	**33%** A	**33%** D	27%
Dietary insurance policy	25%	23%	**30%** A	26%	28%
Family recommended	23%	20%	**26%** A	**28%** D	18%

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

57

Motivations for Herbal/Botanical Use by Demographic Groups

(Q13. - % consumers indicating the following reasons are important (top 2 box) in why they use herbals/botanicals)

Motivations for Use	Herbals/Botanicals				
	Users	Male (A)	Female (B)	<50 (C)	50+ (D)
Doctor recommended	48%	44%	**52%** A	49%	47%
Stay healthy	46%	43%	**55%** A	51%	47%
Prevents medical conditions	43%	41%	**51%** A	**51%** D	40%
Overall health	43%	41%	**50%** A	**49%** D	42%
Decided it was good for me	43%	40%	**51%** A	48%	43%
Prevents health issues	42%	41%	**51%** A	**50%** D	41%
Manages medical conditions	41%	39%	**49%** A	**47%** D	41%
Get nutrients I need	40%	36%	**49%** A	44%	42%
Enhances performance	33%	32%	**40%** A	38%	33%
Pharmacist recommended	31%	28%	**34%** A	**35%** D	27%
Counteracts not eating right	27%	24%	**34%** A	**32%** D	26%
Family recommended	23%	21%	**26%** A	**28%** D	18%
Dietary insurance policy	22%	20%	**28%** A	22%	26%

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

58

The Natural Marketing Institute

Motivations for Condition-Specific Supplement Use by Demographic Groups

(Q13. - % consumers indicating the following reasons are important (top 2 box) in why they use condition specific supplements)

Motivations for Use	Condition Specific Supplements				
	Users	Male (A)	Female (B)	<50 (C)	50+ (D)
Doctor recommended	61%	58%	**65%** A	58%	**66%** C
Manages medical conditions	59%	54%	**70%** A	60%	**65%** C
Prevents medical conditions	54%	49%	**62%** A	56%	56%
Stay healthy	52%	46%	**63%** A	52%	**59%** C
Decided it was good for me	48%	45%	**56%** A	48%	**55%** C
Prevents health issues	48%	41%	**60%** A	49%	54%
Overall health	47%	42%	**57%** A	45%	**53%** C
Get nutrients I need	46%	41%	**54%** A	45%	**52%** C
Pharmacist recommended	37%	34%	**41%** A	39%	36%
Enhances performance	35%	32%	**41%** A	38%	36%
Counteracts not eating right	30%	25%	**38%** A	33%	31%
Dietary insurance policy	28%	27%	**35%** A	29%	**34%** C
Family recommended	26%	24%	28%	**32%** D	19%

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

59

A Continuum of Motivations of Supplement Use

Low
USAGE
High
Overall health
Dr recommended
Counteracts not eating right
Prevents health issues
As a dietary insurance policy
Prevents medical conditions
Family recommended
Get nutrients I need
Decided it was good for me
Manages medical conditions
Pharmacist recommended
Stay healthy
Enhances performance

Healthcare →General Health →Prevention of Health Issues →Performance →Management of Health Issues

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

60

Motivational Map By Supplement Category

(Q13. - % Supplement Users (Current & Not Current) indicating the following reasons are important (top 2 box) in why they use each category of supplement)

❖ When motivations for use of each category are viewed in relation to each other, it becomes clearer which motivators carry more weight by category

Counteracts not eating right
Dietary insurance policy
SINGLE VITS
SINGLE MINS
Doctor recommended
Get nutrients I need
Decided it was good for me
Pharmacist recommended
Prevents health issues
Manages medical conditions
MULTIS
Stay healthy
Overall health
Family member recommended
Prevents medical conditions
CONDITION SPEC
HERBAL/BOTANICAL
Enhances performance

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

61

Motivations for Multi-Vitamin/Mineral Use by User Groups

(Q13. - % User Groups indicating the following reasons are important (top 2 box) in why they use **multi-vitamin/mineral supplements)**

Manages medical conditions
Doctor recommended
VIT/MIN USER
Pharmacist recommended
OTHER SUPP USER
Prevents health issues
Prevents medical conditions
Family member recommended
Stay healthy
Overall health
Get nutrients I need
MULTI ONLY
Counteracts not eating right
Dietary insurance policy
Enhances performance
Decided it was good for me
HERBAL SUPP USER

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

62

Motivations for Herbal/Botanical Use by User Groups

(Q13. - % User Groups indicating the following reasons are important (top 2 box) in why they use **herbal/botanical supplements**)

Dietary insurance policy
Manages medical conditions
OTHER SUPP USER
VIT/MIN USER
Doctor recommended
Pharmacist recommended
Prevents medical conditions
Family member recommended
Prevents health issues
Overall health
Get nutrients I need
Decided it was good for me
Stay healthy
MULTI ONLY
HERBAL SUPP USER
Enhances performance
Counteracts not eating right

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

63

Motivations for Single Mineral Use by User Groups

(Q13. - % User Groups indicating the following reasons are important (top 2 box) in why they use **single minerals**)

Manages medical conditions
VIT/MIN USER
Prevents medical conditions
Prevents health issues
OTHER SUPP USER
Overall health
Stay healthy
Dietary insurance policy
Doctor recommended
MULTI ONLY
Pharmacist recommended
Get nutrients I need
Enhances performance
HERBAL SUPP USER
Decided it was good for me
Counteracts not eating right
Family member recommended

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

64

Motivations for <u>Single Vitamin</u> Use by User Groups

(Q13. - % User Groups indicating the following reasons are important (top 2 box) in why they use **single vitamins**)

Doctor recommended
MULTI ONLY
Family member recommended
Pharmacist recommended
VIT/MIN USER
OTHER SUPP USER
Prevents health issues
Manages medical conditions
Prevents medical conditions
Overall health
Dietary insurance policy
Get nutrients I need
Enhances performance
Stay healthy
HERBAL SUPP USER
Counteracts not eating right
Decided it was good for me

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

65

Motivations for Condition Specific Supplement Use by User Groups

(Q13. - % User Groups indicating the following reasons are important (top 2 box) in why they use **condition specific supplements**)

VIT/MIN USER
Prevents health issues
Manages medical conditions
Prevents medical conditions
OTHER SUPP USER
Enhances performance
Doctor recommended
Stay healthy
Overall health
Family member recommended
MULTI ONLY
HERBAL SUPP USER
Get nutrients I need
Dietary insurance policy
Pharmacist recommended
Counteracts not eating right
Decided it was good for me

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

66

Perceptual Map Analysis: Summary Motivations Across All Categories of Supplements

(Q13. - % User Groups indicating the following reasons are important in why they use various types of supplements)

User Group	Motivation	Reasons
Multi Only User	Authoritative Driven	❖ Doctor recommended ❖ Pharmacist recommended ❖ Get needed nutrients
Vit/Mineral User	Health Management Driven	❖ Overall health ❖ Prevents health issues ❖ Manages medical conditions ❖ Prevents medical conditions
Herbal User	Performance Driven	❖ Performance enhancement ❖ Good for me
Other Supp User	Health/Prevention Driven	❖ Overall health ❖ Prevents health issues ❖ Stay healthy ❖ Get needed nutrients

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

67

Regression Analysis

Regression Analysis Definition: A multivariate statistical technique that identifies linear relationships between variables.

- Regression develops an equation that attempts to explain changes in one phenomenon (dependent variable) by looking at changes in other phenomena (independent variables).
- Regression analysis typically establishes "causal" relationships between the different phenomena, specifically which independent variables are good predictors of changes in the dependent variable. Regression analyzes all variables simultaneously, examining each variable's unique contribution to the explanation (beta weights) and the variable set's total contribution (Multiple "R")

This analysis employs regression to determine the drivers of "supplement usage", more specifically, **what motivates the level of usage (from light to heavy).** The dependent variable within the equation, therefore, is "supplement usage" measured against the following dependent motivational variables:

Dr recommended
Pharmacist recommended
Family member recommended
I decided it was good for me
Enhances performance
A way of staying healthy
Makes sure I get all the nutrients I need

They are a dietary insurance policy
Counteracts the effects of not eating right
Prevents health issues or medical conditions
Manages general/overall health and wellness
Treats or manages specific medical conditions
Prevents general healthy issues from occurring

The following slide will show what motivations become more important as the number of supplements used increases…

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005
68

Motivations of Supplement Use As Usage Increases (Regression By Supplement Category)

Multi-vitamins	A dietary insurance policy (.74) Stay healthy (.64) Enhances performance (.35) Manages medical conditions (.25)
Herbal Supp's	A dietary insurance policy (.73) Stay healthy (.51) Decided it was good for me (.37) Manages medical conditions (.36)
Single vitamins	A dietary insurance policy (.65) Prevents medical conditions (.52) Enhances performance (.33)
Single minerals	A dietary insurance policy (.60) Enhances performance (.50) Prevents medical conditions (.40)
Condition Specific Supp's	A dietary insurance policy (.61) Enhances performance (.29) Decided it was good for me (.25)

One common motivator for increased supplement use is:

"Supplement usage is a dietary insurance policy"

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

69

Attitudes Toward Supplements

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Approximately One-Third of Users Indicate a Lack of Knowledge of VMHS: Knowledge Deficit More Pronounced in Lapsed Users

(Q.12 - % consumers who agree completely/somewhat with the following statements)

One Multi-Vit/day is sufficient to provide all nutrients I need
41% B
30%
I don't know enough about VMHS to know what to take
30%
52% A
I only use dietary supp's when I get sick
11%
20% A
Current User (A)
Lapsed (B)

One Multi-vit/day is sufficient to provide all nutrients I need
43% B
38%
I don't know enough about VMHS to know what to take
34% B
25%
I only use dietary supp's when I get sick
12% B
8%
<50 (A)
50 and over (B)

- While more Current Users than Lapsed believe one multi-vitamin will provide all necessary nutrients, Light Users (46%) are more likely to believe so than Medium or Heavy Users.
- Users under 50 are more likely to believe in the "*one multi-vitamin is all I need theory*" compared to older users.
- Lapsed Users as well as Users under 50 feel less knowledgeable about what VMHS to take and are more likely to only use them when they get sick.

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

71

Herbal Users Are Strongest Advocates of Link Between All Categories of Supplements and Health

(Q.12 - % consumers who agree completely/somewhat with the following statements)

Using....is a vital part of staying healthy

CardioLift
Advanced

	Vitamins/ Minerals	*Condition Specific Supp's*	*Herbal Supplements*
Current Users (Net)	**74%**	**57%**	**39%**
Herbal User	81%	73%	**68%**
Vit/Min User	79%	64%	45%
Other User	78%	66%	47%
Multi Only User	68%	38%	19%

Females, compared to males, and Users over 50, compared to Users under 50, are more likely to feel condition specific supplements are a vital part of staying healthy

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

72

Heavy Users are The Most Likely to Seek Authority, Clinical Research, & GMP Seals

(Q14 -% consumer group stating that they agree completely with the following)

	Current Users	Light (B)	Medium (C)	Heavy (D)
I prefer to purchase supplements that have been clinically proven to be effective	31%	26%	33%^{B}	40%^{B,C}
Proven clinical research has considerable impact on believability of a supplement health claim	24%	20%	26%^{B}	28%^{B}
I am more likely to buy supplements with a good manufacturing certification seal	17%	13%	17%	27%^{B,C}

To appeal to Heavy Users, increased use of authoritative sources, including clinical research, could prove beneficial.

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

73

Believability, Safety, and Efficacy; Safety Highest Among VMHS

(Q15 -% current users stating that…are very…(defined as an 8-10 on a 10 point scale))

	Believable	Safe	Effective
Vitamins, Minerals, Herbals, Botanicals, or Other Supplements	36%	51%	41%
Prescription Medications	60%	46%	71%
OTC Medications	31%	32%	33%

Changes by Frequency of Usage:
The believability of VMHS *increases* with frequency of VMHS use, while the believability of Rx remains stable and OTC *increases* slightly.

The safety of VMHS *increases* with frequency of VMHS use, while the safety of Rx *decreases* and OTC *increases* slightly.

The perceived efficacy of VMHS *increases* with frequency of VMHS use, while the efficacy of Rx *decreases* slightly and OTC *increases* slightly.

Comparisons Between Products:
The benefits of supplements are less likely to be believed, and they are less likely to be considered effective, than prescription drugs. However, they are considered to be safer than prescription drugs. Over the counter medications rank below both supplements and prescription medications in each of these areas.

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

74

The Natural Marketing Institute

Dietary Supplement Interaction Concerns – Heaviest Users are Most Concerned

(Q14 -% consumer group stating that they agree completely/somewhat with the following)

I am concerned about the interactions between the prescription medications and dietary supplements I am taking
54%
43%
When taking prescriptions, I am concerned about nutrients being depleted from my body
64%
37%
I am concerned about the interactions between the dietary supplements and over-the-counter (OTC) medicines I am taking
51%
39%
Heavy Users
Light Users

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

75

Concern About Supplements' Side Effects; Highest Among Medium Users

(Q14 -% consumer segment stating that they agree completely/somewhat that they are concerned about the negative side effects of the dietary supplements they use)

Current Users:
39%
Light Users
36%
Medium Users
44%
Heavy Users
40%
Concern peaks with medium usage
MV Only
32%
VM Users
40%
HS Users
44%
Other Supp Users
43%

Concern does not vary as much by type of supplement used.

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

76

Supplement Use For <u>Prevention</u> and <u>Treatment</u> of Health Issues

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Supplements Are Used More Than Rx For Less Serious Health Conditions, But Are Used The Least For More Serious Health Conditions

(Q41 and 42 - % general population stating the following)

Which do you use first for the treatment/ management of a…

	Less serious health issue	*More* serious health issue
Over the counter medications	44%	↓ 10%
Vitamins, minerals, herbal supplements, homeopathic remedies	14%	4%
Prescription medications	11%	↑ 64%
A combination	18%	17%

Heavy Users are *much less* likely than Light Users to use OTCs and *much more* likely to use supplements

Heavy Users are *much less* likely than Light Users to use Rx and *more* likely to use supplements

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

78

Health Condition Management: Concerned About Preventing Versus Managing/Treating

(Q59, 60 - % current users stating they are... the following conditions)

Concerned About Preventing
Actively Managing or Treating
Arthritis/Joint Pain (net) 43% 26%
High cholesterol 43% 19%
Cancer 38% 2%
Heart disease 37% 2%
Gastric (net) 35% 20%
Stress/Sleep (net) 34% 18%
Need to lose weight (net) 34% 21%
Lack of energy/fatigue 34% 4%
Hypertension 29% 2%
Back pain 29% 19%
Cold & flu 29% 3%
Memory loss 28% 18%
Osteoporosis 25% 2%
Diabetes (net) 23% 11%
Depression 22% 4%
Vision problems 22% 9%
Headaches 22% 9%
Boosting immune system 21% 5%
Circulation problems 21% 5%

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

79

Health Condition Gaps: Prevention Concern vs. Active Management

(Q59, 60 - % current users stating they are preventing the following conditions less those who are activity managing)

Cancer
36%
Heart disease
35%
Lack of energy/fatigue
30%
Hypertension
27%
Cold & flu
26%
High cholesterol
24%
Osteoporosis
23%
Depression
18%
Arthritis/Joint Pain
17%
Stress/Sleep (net)
16%
Boosting immune system
16%
Circulation problems
16%
Gastric (net)
15%
Need to lose weight (net)
13%
Vision problems
13%
Headaches
13%
Diabetes (net)
12%
Back pain
10%
Memory loss
10%

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

80

Almost Half of Any VMHS Users Indicate They Are Using Any VMHS to Prevent a Medical Condition

(Q. 4a - % Users currently using VMHS to **PREVENT** a medical condition)

Current Users
Heavy Users
Multi Only User
Vit/Mineral User
Herbal User
Other User
Male
Female
< 50
50 and over
47%
81%
11%
60%
67%
60%
40%
53%
40%
57%

Heavy Users, more integrated users of supplements, females, and older vitamin users use VHMS in higher numbers to prevent medical conditions

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

81

The Health Conditions Users Are Trying to Prevent with VMHS Are Varied

(Q.4a - % Current Users who use VMHS to **PREVENT** the following health problems)

Users Using VMHS to Prevent:	
Osteoporosis	**17%**
Arthritis/Joint pain	15%
Heart disease	15%
Cold & flu	13%
Boost immune system	13%
High cholesterol	12%
Lack of energy/fatigue	12%
Circulation problems	8%
Anemia	7%
Stress/sleep disorders	7%
Skin problems	7%
Cancer	7%
Memory loss	6%
Vision problems	6%
Hypertension	6%
Back pain	6%
Headaches	4%
Menopausal issues	4%
Constipation	4%
Need to lose wt (appearance)	4%
Need to lose wt (health)	4%

Compared to males, females are more likely to be taking VMHS to prevent:

- ✓ **Osteoporosis 26%**
- ✓ **Fatigue 15%**
- ✓ **Menopausal issues 7%**

Compared to females, males are more likely to be taking VMHS to prevent:

- ✓ **Heart disease 15%**
- ✓ **Hypertension 7%**
- ✓ **Prostate problems 6%**

Compared to Users <50, Users 50+ are more likely to be taking VMHS to prevent:

- ✓ **Osteoporosis 24%**
- ✓ **Arthritis/joint pain 21%**
- ✓ **Heart disease 21%**
- ✓ **High cholesterol 18%**
- ✓ **Circulation problems 12%**

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

82

The Conditions Users Are Trying To Prevent By Most Used Supplements (1 of 3)

(Q.4a - % based on the number of Users of the specific supplement who are trying to **PREVENT** a medical condition)

Supplements	Users	Condition trying to prevent
Aloe	**42%**	**Skin problems**
	21%	Acid reflux
	16%	Constipation
Calcium	**77%**	**Osteoporosis**
	18%	Joint pain
	14%	Arthritis
	14%	Back pain
Fish oil	**60%**	**High cholesterol**
	60%	**Heart disease**
	19%	Circulation problems
	16%	Boost immune system
	13%	Cancer
Folic Acid	**31%**	**Heart disease**
	17%	Boost immune system
	13%	Memory loss
	13%	High cholesterol
Iron	**100%**	**Anemia**
	22%	Fatigue
	11%	Circulation problems
Potassium	16%	Heart disease
	15%	Arthritis/Joint pain
	22%	Other
Vitamin C	**81%**	**Cold & flu**
	34%	Boost immune system
	18%	Heart disease
	15%	Cancer

Supplements	Users	Condition trying to prevent
Vitamin B12	**33%**	**Cold & flu**
	27%	**Fatigue**
	27%	**Arthritis/joint pain**
	26%	**Boost immune system**
	23%	**Circulation problems**
	20%	**Anemia**
	14%	Heart disease
Vitamin B Complex	**39%**	**Fatigue**
	28%	Anxiety/stress
	27%	Heart disease
	25%	Depression
	19%	High cholesterol
	19%	Arthritis/join pain
	18%	Boost immune system
	16%	Skin problems
	16%	Circulation problems
Vitamin E	**55%**	**Heart disease**
	31%	Boost immune system
	26%	Skin problems
	22%	Vision problems
	20%	Cold & flu
	16%	High cholesterol
	16%	Circulation problems
	16%	Arthritis/joint pain
	15%	Cancer

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

83

The Conditions Users Are Trying To Prevent By Most Used Supplements: Multi's (2 of 3)

(Q.4a - % based on the number of Users of the specific supplement who are trying to **PREVENT** a medical condition)

Supplements	Users	Condition trying to prevent	Supplements	Users	Condition trying to prevent
Multi-vit/mineral combination	52%	Boost immune system	**Multi-vitamin combination**	41%	Boost immune system
	43%	Fatigue		39%	Fatigue
	37%	Cold & flu		34%	Cold & flu
	33%	Heart disease		29%	Heart disease
	29%	Anemia		25%	Arthritis/joint pain
	27%	Arthritis/joint pain		25%	Anemia
	24%	Circulation problems		23%	High cholesterol
	23%	High cholesterol		20%	Anxiety/stress
	22%	Osteoporosis		19%	Circulation problems
	20%	Anxiety/stress		18%	Cancer
	20%	Hypertension		14%	Osteoporosis
	18%	Cancer		14%	Need to lose wt (appearance)
	16%	Skin problems			

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

84

The Conditions Users Are Trying To Prevent By Most Used Supplements: Antioxidants (3 of 3)

(Q.4a - % based on the number of Users of the specific supplement who are trying to **PREVENT** a medical condition)

Supplements	Users	Condition trying to prevent
Antioxidants	41%	Heart disease
	39%	Boost immune system
	37%	Cancer
	30%	Cold & flu
	30%	High cholesterol
	23%	Circulation problems
	22%	Memory loss
	21%	Hypertension
	19%	Arthritis/join pain
	18%	Fatigue
	15%	Anxiety/stress
	14%	Skin problems
	14%	Seasonal allergies

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

85

44% of Any VMHS Users Indicate They Are Using VMHS to Treat a Medical Condition

(Q. 4b - % Users currently using VMHS to TREAT a medical condition)

Current Users
44%
Heavy Users
75%
Multi Only User
4%
Vit/Mineral User
55%
Herbal User
61%
Other User
62%
Male
38%
Female
49%
< 50
35%
50 and over
56%

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

86

The Health Conditions Users Are Trying to Treat with VMHS

(Q.4b - % Current Users who use VMHS to **TREAT** the following health problems)

Users Using VMHS to Treat:	
Arthritis/Joint pain	**14%**
Osteoporosis	9%
Skin problems	8%
Boost immune system	7%
High cholesterol	7%
Lack of energy/fatigue	7%
Heart disease	7%
Anemia	5%
Circulation problems	5%
Back pain	4%
Cold & flu	4%
Hypertension	4%
Anxiety/stress	4%

Compared to males, females are more likely to be taking VMHS to treat:

- ✓ Osteoporosis
- ✓ Anemia
- ✓ Menopausal issues

Compared to females, males are more likely to be taking VMHS to treat:

- ✓ Heart disease
- ✓ Hypertension
- ✓ Prostate problems
- ✓ Memory loss
- ✓ Vision problems

Compared to Users <50, Users 50+ are more likely to be taking VMHS to treat:

- ✓ Osteoporosis
- ✓ Heart disease

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

87

The Conditions Users Are Trying To Treat By Most Used Supplements (1 of 3)

(Q.4b - % based on the number of Users of the specific supplement who are trying to **TREAT** a medical condition)

Supplements	Users	Condition trying to prevent
Aloe	**77%**	**Skin problems**
	10%	Arthritis/joint pain
	10%	Gastric problems
Calcium	**63%**	**Osteoporosis**
	29%	Arthritis/joint pain
	13%	Back pain
Fish oil	**69%**	**High cholesterol**
	39%	Heart disease
	19%	Arthritis/joint pain
	13%	Hypertension
Folic Acid	**23%**	**Heart disease**
	18%	High cholesterol
	15%	Anemia
	13%	Boost immune system
Iron	**66%**	**Anemia**
	29%	Fatigue
	14%	Boost immune system
	13%	Circulation problems
Potassium	13%	Hypertension
	13%	Arthritis/joint pain
	12%	Heart disease
	32%	**Other**
Vitamin C	**69%**	**Cold & flu**
	30%	Boost immune system
	12%	Anemia
	12%	Cancer

Supplements	Users	Condition trying to prevent
Vitamin B12	**36%**	**Fatigue**
	24%	**Boost immune system**
	22%	**Anxiety/stress**
	15%	Arthritis/joint pain
Vitamin B Complex	**36%**	**Fatigue**
	28%	Depression
	27%	Heart disease
	24%	Anxiety/stress
	20%	High cholesterol
	17%	Boost immune system
	17%	Hypertension
	17%	Arthritis/joint pain
	15%	Anemia
	13%	Circulation problems
Vitamin E	**40%**	**Heart disease**
	21%	Boost immune system
	21%	Circulation problems
	18%	Skin problems
	17%	High cholesterol

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

88

The Conditions Users Are Trying To Treat By Most Used Supplements: Multi's (2 of 3)

(Q.4b - % based on the number of Users of the specific supplement who are trying to **TREAT** a medical condition)

Supplements	Users	Condition trying to prevent	Supplements	Users	Condition trying to prevent
Multi-vit/mineral combination	51%	Boost immune system	Multi-vitamin combination	33%	Fatigue
	40%	Fatigue		32%	Boost immune system
	30%	Arthritis/joint pain		21%	Heart disease
	23%	Anxiety/stress		18%	Cold & flu
	23%	Circulation problems		18%	Arthritis/joint pain
	21%	High cholesterol		16%	Hypertension
	18%	Back pain		14%	Need to lose weight (health)
	18%	Hypertension		13%	Anemia
	18%	Heart disease		13%	High cholesterol
	16%	Osteoporosis		12%	Circulation problems
	15%	Vision problems		11%	Need to lose weight (appearance)
	15%	Anemia			
	13%	Depression			

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

89

The Conditions Users Are Trying To Treat By Most Used Supplements: Antioxidants (3 of 3)

(Q.4b - % based on the number of Users of the specific supplement who are trying to prevent a medical condition)

Supplements	Users	Condition trying to prevent
Antioxidants	32%	Boost immune system
	30%	Cancer
	20%	Liver health
	19%	Heart disease
	18%	Cold & flu
	17%	Circulation
	16%	Skin problems
	16%	Fatigue
	14%	Hypertension
	14%	High cholesterol
	12%	Arthritis/joint pain
	11%	Vision problems

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

90

Sources of Influence to Supplement Use

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Physicians Maintain The Strongest Influence Regarding the Purchase of Supplements

(Q7. -% Users/Non-Users responding "Very Important/Important" to these information sources as influential to VMHS purchase decision)

	INFLUENCERS	% GP	Current Users (A)	Not Current Users (B)
PROFESSIONAL/ AUTHORITATIVE	Physician	74%	**77%[B]**	68%
	Pharmacist	49%	51%	44%
	Nutritionist	45%	**47%[B]**	40%
	Dietician	42%	43%	40%
	Government Agencies	30%	32%	27%
	Store Personnel	11%	11%	10%
FRIENDS AND FAMILY	Spouse	34%	34%	33%
	Other Family Member (Not Spouse)	30%	30%	30%
	Friend	26%	27%	24%
PRODUCT	Package Labels	29%	**31%[B]**	24%
	Product Brochures	17%	18%	15%
MEDIA	Health Related Magazine	27%	**29%[B]**	20%
	Internet/Website	17%	**19%[B]**	14%
	Newspaper Articles/Ads	12%	14%	9%
	In-Store Print Media	8%	8%	6%

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

92

However, Fewer Than Half of Consumers Have Discussed Supplements With Their Doctor

(Q14 -% general population stating that they agree completely with the following)

I have discussed the dietary supplements I use with my doctor
46%
I have asked my pharmacist for advice about specific dietary supplements
27%
I have asked my doctor about specific dietary supplements based on seeing advertisements
24%

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

93

Consumers Are More Inclined to Listen to Doctors for Supplement Advice Than Pharmacists

(Q14 -% current users stating that they agree completely with the following)

I would like my <u>doctor</u> to provide information and guidance on what supplements I use – 35%

-Interest is *stable* with frequency of use of supplements

I would like my <u>pharmacist</u> to provide information and guidance on what supplements I use – 20%

-Interest *increases* with frequency of use of supplements

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

94

Physicians Are Clearly the Single Most Important Influence Regarding Supplement Purchase

(Q8. -% Users/Non-Users responding that... is the SINGLE MOST IMPORTANT Influential source when deciding to try VMHS)

INFLUENCERS	% GP	Current Users	Not Current Users
		(A)	(B)
Physician	52%	51%	54%
Nutritionist	7%	**8%B**	5%
Health Related Magazine	4%	**5%B**	2%
Spouse	4%	5%	4%
Other Family Member	4%	4%	4%
Package Labels	4%	**5%B**	2%
Pharmacist	3%	4%	2%
Government Agencies	3%	3%	4%
Friend	3%	2%	4%

Females (54%) and Users 50 and over (57%) are more influenced by physicians, whereas Herbal Users are less influenced (33%).

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

95

Professional/Authoritative Sources Are The Most Trusted

(Q9. -% Users/Non-Users responding "X" is one of the top 3 influencers considered a trustworthy source when deciding to try VMHS)

Compared to Users under 50, Users 50+ are more likely to trust their physician (81%) and their pharmacist (52%).

Compared to females, males feel their spouse (22%) and government agencies (18%) are more trustworthy.

INFLUENCERS	% GP	Current Users (A)	Not Current Users (B)
Physician	77%	77%	77%
Pharmacist	43%	45%	40%
Nutritionist	38%	38%	37%
Dietician	24%	21%	**31%[A]**
Spouse	16%	17%	16%
Government Agency	16%	16%	16%
Other Family Member	15%	15%	16%
Health-Related Magazine	14%	**16%[B]**	8%
Friend	12%	12%	13%
Package Label	11%	**12%[B]**	7%
Internet	8%	**9%[B]**	5%
Product Brochures	5%	5%	4%

Capital letters = statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

96

The Natural Marketing Institute

Shopping for Supplements

The Natural Marketing Institute

NMI

KNOWLEDGE • INSIGHT • SOLUTIONS

Purchase Criteria: Quality and Natural Trump Price; Brand Loyalty Stated by 40%

(Q14 -% current users stating that they agree completely/somewhat with the following)

Not all brands of supplements are the same; I base my purchase decision on product quality
58%
I prefer to buy vitamin/mineral/herbal supplements that are derived from natural sources
53%
I purchase the highest quality supplements even if they cost more
39%
All brands of supplements are the same; I base my purchase decision mostly on price
25%
I am loyal to the supplement brand(s) I use and regularly buy the same brand
40%

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

98

Brand Usage – Centrum is the Category Leader

(Q19 -% current users stating they have used the following brands of supplements in the past 6 months)

Centrum 31%
One A Day 20%
Nature Made 15%
GNC Brand 15%
Nature's Way 9%
Nature's Bounty 9%
Caltrate 6%
Sundown 5%
Garlique 3.9%
Twinlab 3.6%
Nature's Herbs 3.5%
Natures Resource 3.4%
Schiff 3.3%
Metabolife 3.1%
Natures Plus 2.8%
Osteo Bi-Flex 2.8%
Rexall 2.8%
Sprectrum Essentials 2.2%
Estroven 2.0%
Hydroxycut 2.0%
Natrol 1.9%
Solgar 1.8%
Trim Spa 1.8%
Solaray 1.6%
Stacker 1.6%
Garden of Life 1.5%

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

99

Shopping Patterns – Mass Merchandiser & Drug Account for Majority of Supplement Shopping

(Q20, 21 -% current users stating the following)

Shopped for VMHS past 3 months (multiple response)
Where purchase VMHS most often (single response)
Mass merchandiser (e.g., Wal-Mart, K-Mart, Target) 39% 26%
Drug store/pharmacy 44% 23%
Traditional grocery store/supermarket 26% 10%
Warehouse/club store (e.g., Sam's, Costco) 20% 9%
General Nutrition Center (GNC) 18% 6%
Health and natural food store 15% 5%
Internet 10% 4%
Catalog/mail order 7% 3%
Natural food supermarket (Whole Foods, Wild Oats) 9% 2%
Other nutrition store 7% 2%
At home/multi-level (e.g., Amway, Shaklee) 2% 1%
Healthcare provider/doctor's office 3% 1%
Convenience Store 3% 1%

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

100

Comparison of Supplement Shopping Patterns for Heavy & Light Users

(Q21 -% consumer group stating they shop the following most often for nutritional supplements)

Mass merchandiser (e.g., Wal-Mart, K-Mart, Target)
27%
24%
Drug store/pharmacy
25%
20%
Traditional grocery store/supermarket
12%
5%
Warehouse/club store (e.g., Sam's, Costco)
9%
9%
General Nutrition Center (GNC)
5%
7%
Health and natural food store
3%
8%
Internet
3%
8%
Catalog/mail order
2%
5%
Natural food supermarket (Whole Foods, Wild Oats)
2%
2%
Other nutrition store
1%
5%
Light
Heavy

= statistical significance at 95% confidence level

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

101

Specific Retailers of Supplements – Wal-Mart, Walgreen's, and CVS Dominate

(Q22 -% current users stating they shop the following stores on a regular and consistent basis for supplements)

	% Current Users
Wal-Mart	41%
Walgreen's	22%
CVS	17%
GNC	12%
Target	12%
Sam's Club	11%
Costco	11%
Rite Aid	10%
K-Mart	7%
Kroger	5%
Albertson's	5%
Trader Joe's	4%
Whole Foods Market	4%
Eckerd	4%
Safeway	3%

Together, more than half of Current Users shop either Wal-Mart & Walgreen's

Heavy Users are more likely to shop GNC & Trader Joe's than Light & Medium Users

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

102

Supplement, OTC, and Rx Spending; As VMHS Usage Increases, So Does OTC and Rx Spending

(Q61 - % supplement user group stating they typically spend the following in a month for the following)

Total: $92.64
$115.73
$149.66
$160
$140
$120
$100
$80
$60
$40
$20
$0
$17.26
$56.32
$19.06
$19.77
$70.44
$25.52
$27.67
$81.38
$40.61
Light
Medium
Heavy
OTC
Rx
VMHS

Source: NMI's Supplements/OTC/Rx Database (SORD)

© The Natural Marketing Institute, 2005

103

Appendix

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

Supplement Category/Product Listing

VITAMINS

Antioxidants
Folic Acid, Folate
Lecithin
Niacin
Vitamin A
Vitamin B12
Vitamin B6
Vitamin B-Complex (B2, B2, B6, etc.)
Vitamin C (ascorbic acid)
Vitamin D
Vitamin E
Vitamin K

MULTI COMBOS

Multi-Mineral combination
Multi-Vitamin combination
Multi-Vitamin/Mineral

MINERALS

Calcium
Chromium
Coral Calcium
Iron
Magnesium
Potassium
Selenium
Zinc

HERBALS

Black Cohosh
Echinacea
Ephedra
Ginkgo Biloba
Ginseng
Goldenseal
Kava Kava
Milk Thistle
Saw Palmetto
St John's Wort

OTHER SUPPS

Aloe
Beta-Carotene
Carnitine
Co-Enzyme Q10
Conjugated Linoleic Acid (CLA)
Cranberry (pills)
DHA
DHEA
Fiber (pills)
Fish oil
Flaxseed Oil
Garlic (pills)
Glucosamine
Glucosamine/Chondroitin
Grape Seed Extract
Green Tea (pills)
L-Carnitine
Lutein
Lycopene
Melatonin
MSM
Omega-3 Fatty Acids/EFA's
Probiotics
Soy Isoflavones (pills)

Source: NMI's Supplements/OTC/Rx Database (SORD)
© The Natural Marketing Institute, 2005

105

The Natural Marketing Institute

KNOWLEDGE • INSIGHT • SOLUTIONS

The Natural Marketing Institute
272 Ruth Road
Harleysville, PA 19438

phone: 215-513-7300
fax: 215-513-1713
Info@NMIsolutions.com

www.NMIsolutions.com

All materials herein are © 2005 by The Natural Marketing Institute. All rights reserved. Reproduction, publication (internal and/or external), transmission, or other use of any of the within materials, including but not limited to graphics, data, and/or text, for any commercial or non-commercial purposes, is strictly prohibited without the prior express written permission of The Natural Marketing Institute.

Data Charts

US Retail eCommerce Forecast, 2006 To 2011

Forrester Research

From: *Consumer Technographics® Q4 2005 North American Survey*
Analyst contact: *Sucharita Mulpuru*

May 4, 2007

FORRESTER®

Forecast: US online retail sales, 2006 to 2011

Total US online sales (US$ billions)

$132.1
$157.4
$184.4
$212.6
$241.6
$271.1
2006
2007
2008
2009
2010
2011

2 Entire contents © 2007 Forrester Research, Inc. All rights reserved.

Forecast: US online retail sales by category, 2006 to 2011

	2006	2007	2008	2009	2010	2011	Online % of total category sales in 2011
Total US online sales (US$ billions)	**$132.1**	**$157.4**	**$184.4**	**$212.6**	**$241.6**	**$271.6**	9%
Apparel, accessories, and footwear	$13.8	$16.4	$19.3	$22.2	$25.2	$28.2	12%
Appliances and tools	$5.9	$7.0	$8.3	$9.6	$11.0	$12.5	7%
Autos and auto parts	$15.9	$19.0	$22.2	$25.5	$28.6	$31.4	30%
Baby products	$1.6	$1.9	$2.3	$2.6	$2.8	$3.1	30%
Books	$5.3	$5.9	$6.4	$6.8	$7.1	$7.5	22%
Computer hardware and software	$16.8	$19.0	$21.2	$23.2	$25.5	$27.8	53%
Computer peripherals	$1.4	$1.5	$1.6	$1.7	$1.8	$1.8	18%
Consumer electronics	$9.8	$11.9	$14.4	$17.1	$20.1	$23.4	24%
Cosmetics and fragrances	$0.8	$2.0	$1.1	$1.3	$1.5	$1.6	14%

3
Entire contents © 2007 Forrester Research, Inc. All rights reserved.

FORRESTER

Forecast: US online retail sales by category, 2006 to 2011 (cont.)

	2006	2007	2008	2009	2010	2011	Online % of total category sales in 2011
Total US online sales (US$ billions)	**$132.1**	**$157.4**	**$184.4**	**$212.6**	**$241.6**	**$271.6**	9%
Flowers and cards	$2.6	$3.1	$3.8	$4.4	$4.9	$5.4	19%
Food, beverages, and groceries	$6.2	$7.2	$8.4	$9.7	$11.1	$12.7	2%
Gift cards and gift certificates	$5.8	$7.2	$8.6	$10.1	$11.4	$12.7	30%
Home furnishings	$10.2	$12.5	$15.0	$17.7	$20.3	$23.0	14%
Jewelry	$4.0	$4.8	$5.6	$6.5	$7.5	$8.5	14%
Movie tickets	$0.8	$1.0	$1.2	$1.5	$1.7	$2.0	14%
Movies and videos	$8.2	$9.9	$11.8	$13.7	$15.6	$17.6	27%

4
Entire contents © 2007 Forrester Research, Inc. All rights reserved.
FORRESTER

Forecast: US online retail sales by category, 2006 to 2011 (cont.)

	2006	2007	2008	2009	2010	2011	Online % of total category sales in 2011
Total US online sales (US$ billions)	**$132.1**	**$157.4**	**$184.4**	**$212.6**	**$241.6**	**$271.6**	9%
Office supplies	$5.3	$6.3	$7.5	$8.9	$10.3	$11.7	16%
Over-the-counter medicines and personal care	$1.3	$1.6	$2.0	$2.4	$2.8	$3.3	10%
Event tickets	$4.3	$5.4	$6.7	$8.2	$9.9	$11.9	25%
Pet supplies	$0.5	$0.7	$0.9	$1.2	$1.5	$1.9	5%
Sporting goods and apparel	$5.8	$6.8	$8.0	$9.3	$10.7	$12.1	12%
Toys and video games	$5.8	$7.0	$8.2	$9.3	$10.2	$11.1	30%

5 Entire contents © 2007 Forrester Research, Inc. All rights reserved.

Online retail will continue to experience double-digit growth through 2011

- Forrester predicts that B2C eCommerce will grow to more than $270 billion in 2011.
- Online retail will comprise 9% of total retail sales by 2011:
  - The greatest penetration will be in computer hardware, software, and peripherals; baby products; and toys and video games.
  - Apparel, computer, and automobile, which are currently the leading categories, will double in sales by 2011.

6
Entire contents © 2007 Forrester Research, Inc. All rights reserved.

Survey and data methodology

Name of survey: Consumer Technographics Q4 2005 North American Survey
Product: Consumer Technographics
Date of survey: November 2005
Region: North America
Number of respondents: 10,220

Forrester conducted a mail survey of 10,220 US and Canadian households that are members of NFO's mail panel. NFO weighted the data by age, sex, income, education, household size, and region to demographically represent the adult North American population. NFO fielded the survey from November to December 2005 and motivated respondents by entering them in a drawing. For results based on a randomly chosen sample of this size (N=10,220), there is 95% confidence that the results have a statistical precision of plus or minus 1.0% of what they would be if the entire adult population of North American households had been polled. The sample used by NFO is not a random sample; while individuals have been randomly sampled from NFO's panel for this survey, they have previously chosen to take part in the NFO mail panel.

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FORRESTER

Survey and data methodology

The five-year eCommerce forecast is based on nontravel business-to-consumer (B2C) eCommerce sales within the US. Totals are calculated based on a series of inputs: the total US sales volume by category, responses to questions on consumer shopping behavior and spend from Forrester's Consumer Technographics and North American Consumer Technology Adoption Study (NACTAS) surveys, publicly available SEC filings of key online retailers, and retailer responses to "The State of Retailing Online," an annual survey conducted by Forrester Research on behalf of Shop.org. We also drew from Forrester's NACTAS 2006 Benchmark Survey.

For future growth, we use a bi-logistic growth curve, or “S” curve, which assumes that technology adoption incorporates periods of hypergrowth and maturity.

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Table of Contents
List of Figures

Each year the Office of the Actuary at the Centers for Medicare and Medicaid Services estimates national spending on health care goods and services. Both expenditures by service as well as their source of financing are estimated.

Major findings for 2005 are as follows:

The U.S. spent approximately $2.0 trillion on health care, or $6,697 per person. Health spending rose 6.9 percent, the third consecutive year of deceleration (7.2 percent in 2004, 8.1 percent in 2003, and 9.1 in 2002). Weaker growth in prescription drug spending was a driver for the slight slowdown in overall health spending growth.

The health spending as a share of GDP grew 0.1 percentage point to 16.0 percent in 2005. This matches the increase in share for 2004 as economic growth has been fairly robust with rates of 6.9 percent in 2004 and 6.3 percent in 2005.

Federal and state and local government spending for health care rose 7.7 percent in 2005 compared to 7.8 percent in 2004. Public spending continues to be dominated by Medicare (38 percent), whose growth remained strong at 9.3 percent. Growth in public spending averaged 9.3 percent from 2000-2003. The rate of growth in public spending on health care has been relatively high over this period due to the impacts of the Medicare, Medicaid, and SCHIP Balanced Budget Refinement Act (BBRA) of 1999; the Medicare, Medicaid, and SCHIP Benefits Improvement and Protection Act (BIPA) of 2000; and the Medicare Prescription Drug, Improvement and Modernization Act (MMA) of 2003.

In 2005, private payers, 55 percent of health spending, played a greater role in slowing spending than public payers, 45 percent. Private spending growth slowed to 6.3 percent in 2005 compared to 6.8 percent in 2004, driven by slower growth in private health insurance premiums. Growth in out-of-pocket payments accelerated in 2005, increasing 5.8 percent following growth of 5.0 in 2004. Despite this convergence between growth in out-of-pocket spending and private health insurance, private health insurance still grew faster than out-of-pocket payments causing out-of-pocket as a share of private spending to continue to fall in 2005.

- **Medicare** spending reached $342.0 billion in 2005, growing 9.3 percent compared to 10.3 percent in 2004. This deceleration was driven primarily by slower growth in spending for hospital care, physician and clinical services, and nursing home and home health care. Medicare spending for prescription drugs (1.2 percent of total spending) outpaced growth in overall Medicare spending, but did not include the full Medicare Part D prescription drug benefit, which did not begin until January 1, 2006.
- **Medicaid** spending reached $313.1 billion in 2005, comprising 16 percent of national health spending. Medicaid spending growth slightly decelerated from 7.5 percent in 2004 to 7.2 in 2005, reflecting continued cost containment efforts implemented by states that contributed to a marked slowed in spending growth for prescription drugs. Growth in Medicaid spending for physician and clinical services, home health care, and other professional services was also slower than in 2004.

- **Prescription Drug** spending increased 5.8 percent in 2005 compared to growth of 8.6 percent in 2004. Factors contributing to this slowing trend were a sharp deceleration in Medicaid drug spending and a shift in use toward generic drugs. The broader slowdown between 2000 and 2005 was driven by the proliferation of tiered-copayment benefit plans, which slowed growth in brand-name drug use, and a decrease in the number of new drug introductions. In contrast to the overall trend, growth in out-of-pocket spending for drugs has outpaced private health insurance spending growth for drugs since 2003.
- **Hospital** spending, nearly one-third of total health care spending and the largest share of national health expenditures at nearly 31 percent, grew 7.9 percent in 2005, the same rate as in 2004. Hospital spending growth by private payers increased 7.6 percent, while public spending increased 8.1 percent.
- **Physician and clinical services** spending grew 7.0 percent in 2005 and decelerated slightly from the 7.4 percent increase experienced in 2004. Public spending growth decelerated from 9.1 percent in 2004 to 8.1 percent in 2005, primarily due to a deceleration in Medicaid spending for physician and clinical services, combined with a more modest deceleration in Medicare.
- **Nursing Home** spending rose 6.0 percent in 2005. Medicaid is the largest public source of funding for skilled nursing facilities, accounting for 44 percent. Medicaid spending for nursing home services grew 3.9 percent in 2005.
- **Home Health** spending rose more rapidly than any other service category, increasing 11.1 percent in 2005. Public spending rose 12.4 percent for home health services, accounting for three quarters of such spending. The largest payer of home health care service, Medicare (37.7 percent) increased 10.7 percent in 2005.

http://www.cms.hhs.gov/NationalHealthExpendData/downloads/highlights.pdf

Statistics for healthcare

Section 1

Population

This section presents statistics on the growth, distribution, and characteristics of the U.S. population. The principal source of these data is the U.S. Census Bureau, which conducts a decennial census of population, a monthly population survey, a program of population estimates and projections, and a number of other periodic surveys relating to population characteristics. For a list of relevant publications, see the Guide to Sources of Statistics in Appendix I.

Decennial censuses—The U.S. Constitution provides for a census of the population every 10 years, primarily to establish a basis for apportionment of members of the House of Representatives among the states. For over a century after the first census in 1790, the census organization was a temporary one, created only for each decennial census. In 1902, the Census Bureau was established as a permanent federal agency, responsible for enumerating the population and also for compiling statistics on other population and housing characteristics.

Historically, the enumeration of the population has been a complete count. That is, an attempt is made to account for every person, for each person's residence, and for other characteristics (sex, age, family relationships, etc.). Since the 1940 census, in addition to the complete count information, some data have been obtained from representative samples of the population. In the 1990 and 2000 censuses, variable sampling rates were employed. For most of the country, 1 in every 6 households (about 17 percent) received the long form or sample questionnaire; in governmental units estimated to have fewer than 2,500 inhabitants, every other household (50 percent) received the sample questionnaire to enhance the reliability of sample data for small areas. Exact agreement is not to be expected between sample data and the 100-percent count. Sample data may be used with confidence where large numbers are involved and assumed to indicate trends and relationships where small numbers are involved.

Current Population Survey (CPS)—This is a monthly nationwide survey of a scientifically selected sample representing the noninstitutionalized civilian population. The sample is located in 754 areas with coverage in every state and the District of Columbia and is subject to sampling error. At the present time, about 60,000 occupied households are eligible for interview every month; of these, between 6 and 7 percent are, for various reasons, unavailable for interview.

While the primary purpose of the CPS is to obtain monthly statistics on the labor force, it also serves as a vehicle for inquiries on other subjects. Using CPS data, the Census Bureau issues a series of publications under the general title of *Current Population Reports*, which cover population characteristics (P20), consumer income (P60), special studies (P23), and other topics.

Estimates of population characteristics based on the CPS will not agree with the counts from the census because the CPS and the census use different procedures for collecting and processing the data for racial groups, the Hispanic population, and other topics. Caution should also be used when comparing estimates for various years because of the periodic introduction of changes into the CPS. Beginning in January 1994, a number of changes were introduced into the CPS that effect all data comparisons with prior years. These changes included the results of a major redesign of the survey questionnaire and collection methodology and the introduction of 1990 census population controls, adjusted for the estimated undercount. Beginning with the 2001 CPS Annual Demographic Supplement, the independent estimates used as control totals for the CPS are based on civilian population benchmarks consistent with Census 2000. In March 2002, the sample

Population 1

U.S. Census Bureau, Statistical Abstract of the United States: 2007

size of the Annual Demographic Supplement was increased to approximately 78,000. In 2003 the name of the March supplement was changed to Annual Social and Economic Supplement. These changes in population controls had relatively little impact on derived measures such as means, medians, and percent distribution, but did have a significant impact on levels.

American Community Survey (ACS)—This is a nationwide survey to obtain data about demographic, social, economic, and housing information of people, households, and housing units. The survey collects the same type of information that has been collected every 10 years from the long-form questionnaire of the census, which the American Community Survey will replace. The estimates are limited to the household population and exclude the population living in institutions, college dormitories, and other group quarters.

Population estimates and projections—Estimates of the United States population are derived by updating the resident population enumerated in Census 2000 with information on the components of population change: births, deaths, and net international migration. The April 1, 2000, population used in these estimates reflects modifications to the Census 2000 population as documented in the Count Question Resolution program.

Registered births and deaths are estimated from data supplied by the National Center for Health Statistics. The net international migration component consists of three parts: (1) net migration of the foreign born, (2) emigration of natives, and (3) net movement from Puerto Rico to the United States (50 states and DC). Data from the American Community Survey are used to estimate the annual net migration of the foreign-born population. Estimates of native emigration and net movement between Puerto Rico and the United States are derived from the Demographic Analysis and Population Estimates (DAPE) project (see Population Division Working Paper Series, No. 63 and No. 64).

Estimates for state and county areas are based on the same components of change data and sources as the national estimates with the addition of net internal migration. School enrollment statistics from state departments of education and parochial school systems, federal income tax returns from the Internal Revenue Service, group quarters data from the Federal-State Cooperative Program, and Medicare data from the Centers for Medicare and Medicaid Services are also included.

The population by age for April 1, 1990, (shown in Table 11) reflects modifications to the 1990 census data counts. The review of detailed 1990 information indicated that respondents tended to report age as of the date of completion of the questionnaire, not as of April 1, 1990. In addition, there may have been a tendency for respondents to round up their age if they were close to having a birthday. A detailed explanation of the age modification procedure appears in 1990 Census of Population and Housing, Data Paper Listing CPH-L74.

Population estimates and projections are available on the Census Bureau Internet site <http://www.census.gov>. These estimates and projections are consistent with official decennial census figures with no adjustment for estimated net census coverage. However, the categories for these estimates and projections by race have been modified and are not comparable to the census race categories (see section below under "Race"). For details on methodology, see the sources cited below the individual tables.

Immigration—Immigration (migration *to* a country) is one component of international migration; the other component is emigration (migration *from* a country). In its simplest form, international migration is defined as any movement across a national border. In the United States, federal statistics on international migration are produced primarily by the U.S. Census Bureau and the Office of Immigration Statistics (located in the Department of Homeland Security).

The Census Bureau collects data used to estimate international migration through its decennial censuses and numerous surveys of the U.S. population.

The Office of Immigration Statistics publishes immigration data in the *Yearbook of Immigration Statistics* and collects these data from several administrative records

2 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

such as the Immigrant Visa and Alien Registration (OF-155, U.S. State Department) for new arrivals, and the Memorandum of Creation of Record of Lawful Permanent Residence (I-181, INS) for persons adjusting migrant status. Immigrants are aliens admitted for legal permanent residence in the United States. The category, immigrant, includes persons who may have entered the United States as nonimmigrants or refugees, but who subsequently changed their status to that of a permanent resident. Nonresident aliens admitted to the United States for a temporary period are nonimmigrants. Refugees are considered nonimmigrants when initially admitted into the United States but are not included in nonimmigrant admission data. A refugee is an alien outside the United States who is unable or unwilling to return to his or her country of nationality because of persecution or a well-founded fear of persecution. After 1 year of residence in the United States, refugees are eligible for immigrant status.

U.S. immigration law gives preferential immigration status to persons with a close family relationship with a U.S. citizen or legal permanent resident, persons with needed job skills, or persons who qualify as refugees. Immigration to the United States can be divided into two general categories: (1) those subject to the annual worldwide limitation and (2) those exempt from it. Numerical limits are imposed on visas issued and not on admissions. The maximum number of visas allowed to be issued under the preference categories in 2005 was 374,449—226,000 for family-sponsored immigrants and 148,449 for employment-based immigrants. Those exempt from the worldwide limitation include immediate relatives of U.S. citizens, refugees and asylees adjusting to permanent residence, and other various classes of special immigrants (see Table 6).

Metropolitan and micropolitan areas—The United States Office of Management and Budget (OMB) defines metropolitan and micropolitan statistical areas according to published standards that are applied to Census Bureau data. The general concept of a metropolitan or micropolitan statistical area is that of a core area containing a substantial population nucleus, together with adjacent communities having a high degree of economic and social integration with that core. Currently defined metropolitan and micropolitan statistical areas are based on application of 2000 standards to 2000 decennial census data as updated by application of those standards to more recent Census Bureau population estimates. The term "metropolitan area" (MA) was used to refer collectively to metropolitan statistical areas (MSAs), consolidated metropolitan statistical areas (CMSAs), and primary metropolitan statistical areas (PMSAs) as defined according to 1980 and 1990 standards. The term "core-based statistical area" (CBSA) became effective in 2003 and refers collectively to metropolitan and micropolitan statistical areas.

Over time, new statistical areas are created and the components of others change. Because of historical changes in geographic definitions, users must be cautious in comparing data for these statistical areas from different dates. For some purposes, comparisons of data for areas as defined at given dates may be appropriate; for other purposes, it may be preferable to maintain consistent area definitions. For descriptive details and a list of titles and components of metropolitan and micropolitan statistical areas, see Appendix II.

Urban and rural—For Census 2000, the Census Bureau classified as urban all territory, population, and housing units located within urbanized areas (UAs) and urban clusters (UCs). A UA consists of densely settled territory that contains 50,000 or more people, while a UC consists of densely settled territory with at least 2,500 people but fewer than 50,000 people. (UCs are a new type of geographic entity for Census 2000.) From the 1950 census through the 1990 census, the urban population consisted of all people living in UAs and most places outside of UAs with a census population of 2,500 or more.

UAs and UCs encompass territory that generally consists of:

- A cluster of one or more block groups or census blocks each of which has a population density of at least 1,000 people per square mile at the time.

Population 3

U.S. Census Bureau, Statistical Abstract of the United States: 2007

- Surrounding block groups and census blocks each of which has a population density of at least 500 people per square mile at the time.
- Less densely settled blocks that form enclaves or indentations, or are used to connect discontiguous areas with qualifying densities.

They also may include an airport located adjacent to qualifying densely settled area if it has an annual enplanement (aircraft boarding) of at least 10,000 people.

"Rural" for Census 2000 consists of all territory, population, and housing units located outside of UAs and UCs. Prior to Census 2000, rural consisted of all territory, population, and housing outside of UAs and outside of other places designated as "urban." For Census 2000, many more geographic entities, including metropolitan areas, counties, county subdivisions, and places, contain both urban and rural territory, population, and housing units.

Residence—In determining residence, the Census Bureau counts each person as an inhabitant of a usual place of residence (i.e., the place where one lives and sleeps most of the time). While this place is not necessarily a person's legal residence or voting residence, the use of these different bases of classification would produce the same results in the vast majority of cases.

Race—For the 1990 census, the Census Bureau collected and published racial statistics as outlined in Statistical Policy Directive No. 15 issued by the U.S. Office of Management and Budget (OMB). This directive provided standards on ethnic and racial categories for statistical reporting to be used by all federal agencies. According to the directive, the basic racial categories were American Indian or Alaska Native, Asian or Pacific Islander, Black, and White. (The directive identified Hispanic origin as an ethnicity.) The question on race for Census 2000 was different from the one for the 1990 census in several ways. Most significantly, respondents were given the option of selecting one or more race categories to indicate their racial identities. Because of these changes, the Census 2000 data on race are not directly comparable with data from the 1990 census or earlier censuses. Caution must be used when interpreting changes in the racial composition of the United States population over time. Census 2000 adheres to the federal standards for collecting and presenting data on race and ethnicity as established by OMB in October 1997. Starting with Census 2000, the OMB requires federal agencies to use a minimum of five race categories: White, Black or African American, American Indian or Alaska Native, Asian, and Native Hawaiian or Other Pacific Islander. Additionally, to collect data on individuals of mixed race parentage, respondents were allowed to select one or more races. For respondents unable to identify with any of these five race categories, OMB approved and included a sixth category—"Some other race" on the Census 2000 questionnaire. The Census 2000 question on race included 15 separate response categories and three areas where respondents could write in a more specific race group. The response categories and write-in answers can be combined to create the five minimum OMB race categories plus "Some other race." People who responded to the question on race by indicating only one race are referred to as the *race alone* population, or the group that reported only one race category. Six categories make up this population: White alone, Black or African American alone, American Indian and Alaska Native alone, Asian alone, Native Hawaiian and Other Pacific Islander alone, and Some other race alone. Individuals who chose more than one of the six race categories are referred to as the *Two or More Races* population, or as the group that reported more than one race. Additionally, respondents who reported one race together with those who reported the same race plus one or more other races are combined to create the *race alone or in combination* categories. For example, the *White alone or in combination group* consists of those respondents who reported only White or who reported White combined with one or more other race groups, such as "White and Black or African American," or "White and Asian and American Indian and Alaska Native." Another way to think of the group who reported White alone or in combination is as the total number of people who identified entirely or partially as White. This

4 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

group is also described as people who reported White, whether or not they reported any other race.

The *alone or in combination* categories are tallies of *responses* rather than *respondents*. That is, the alone or in combination categories are not mutually exclusive. Individuals who reported two races were counted in two separate and distinct alone or in combination race categories, while those who reported three races were counted in three categories, and so on. Consequently, the sum of all alone or in combination categories equals the number of races reported (i.e., responses) which exceeds the total population.

The concept of race, as used by the Census Bureau, reflects self-identification by people according to the race or races with which they most closely identify. These categories are sociopolitical constructs and should not be interpreted as being scientific or anthropological in nature. Furthermore, the race categories include both racial and national-origin groups. Additionally, data are available for the American Indian and Alaska Native tribes. A detailed explanation of race can be found at <http://www.census.gov/prod/cen2000/doc/sf1.pdf>.

Data for the population by race for April 1, 2000, (shown in Tables 13, 14, and 15) are modified counts and are not comparable to Census 2000 race categories. These numbers were computed using Census 2000 data by race that had been modified to be consistent with the 1997 Office of Management and Budget's, "Revisions to the Standards for the Classification of Federal Data on Race and Ethnicity," (Federal Register Notice, Vol. 62, No 210, October 1997). A detailed explanation of the race modification procedure appears on the Census Web page <http://www.census.gov/popest/topics/methodology/2003_nat_char_meth.html>.

In the CPS and other household sample surveys in which data are obtained through personal interview, respondents are asked to classify their race as: (1) White; (2) Black, African American, or Negro; (3) American Indian or Alaska Native; (4) Asian; (5) Native Hawaiian or Other Pacific Islander. Beginning January 2003, respondents were allowed to report more than one race to indicate their mixed racial heritage.

Hispanic population—The Census Bureau collected data on the Hispanic origin population in the 2000 census by using a self-identification question. Persons of Spanish/Hispanic/Latino origin are those who classified themselves in one of the specific Hispanic origin categories listed on the questionnaire—Mexican, Puerto Rican, Cuban, as well as those who indicated that they were of Other Spanish/ Hispanic/Latino origin. Persons of Other Spanish/Hispanic/Latino origin are those whose origins are from Spain, the Spanish-speaking countries of Central or South America, or the Dominican Republic.

In the CPS, information on Hispanic persons is gathered by using a self-identification question. Based on a two-part question, the respondents are first asked whether or not they are of Hispanic, Spanish, or Latino origin and based on their response are further classified into the following categories: Mexican or Mexican-American or Chicano; Puerto Rican; Cuban; Central or South American; or Other Hispanic, Spanish, or Latino origin group.

Traditional and current data collection and classification treat race and Hispanic origin as two separate and distinct concepts in accordance with guidelines from the OMB. Race and Hispanic origin are two separate concepts in the federal statistical system. People who are Hispanic may be any race and people in each race group may be either Hispanic or Not Hispanic. Also, each person has two attributes, their race (or races) and whether or not they are Hispanic. The overlap of race and Hispanic origin is the main comparability issue. For example, Black Hispanics (Hispanic Blacks) are included in both the number of Blacks and in the number of Hispanics. For further information, see Census Web page <http://www.census.gov/population/www/socdemo/compraceho.html>.

Foreign-born and native populations—The Census Bureau separates the U.S. resident population into two groups based on whether or not a person was a U.S. citizen or U.S. national at the time of

Population 5

U.S. Census Bureau, Statistical Abstract of the United States: 2007

birth. Anyone born in the United States, Puerto Rico, or a U.S. Island Area (such as Guam) or born abroad to a U.S. citizen parent is a U.S. citizen at the time of birth and consequently included in the *native population*. The term *foreign-born population* refers to anyone who is not a U.S. citizen or U.S. national at birth. This includes naturalized U.S. citizens, legal permanent resident aliens (immigrants), temporary migrants (such as foreign students), humanitarian migrants (such as refugees), and people illegally present in the United States. The Census Bureau provides a variety of demographic, social, economic, geographic, and housing information on the foreign-born population in the United States. More information on the foreign-born population collected from censuses and surveys is available at <http://www.census.gov /population /www/socdemo/foreign .html>.

Mobility status—The U.S. population is classified according to mobility status on the basis of a comparison between the place of residence of each individual at the time of the survey or census and the place of residence at a specified earlier date. Nonmovers are all persons who were living in the same house or apartment at the end of the period as at the beginning of the period. Movers are all persons who were living in a different house or apartment at the end of the period than at the beginning of the period. Movers are further classified as to whether they were living in the same or different county, state, or region or were movers from abroad. Movers from abroad include all persons, either U.S. citizens or noncitizens, whose place of residence was outside the United States at the beginning of the period; that is, in Puerto Rico, another U.S. Island Area, or a foreign country.

Living arrangements—Living arrangements refer to residency in households or in group quarters. A "household" comprises all persons who occupy a "housing unit," that is, a house, an apartment or other group of rooms, or a single room that constitutes "separate living quarters." A household includes the related family members and all the unrelated persons, if any, such as lodgers, foster children, wards, or employees who share the housing unit. A person living alone or a group of unrelated persons sharing the same housing unit is also counted as a household. See text, Section 20, Construction and Housing, for definition of housing unit.

All persons not living in housing units are classified as living in group quarters. These individuals may be institutionalized, e.g., under care or custody in juvenile facilities, jails, correctional centers, hospitals, or nursing homes; or they may be residents in noninstitutional group quarters such as college dormitories, group homes, or military barracks.

Householder—The householder is the person in whose name the home is owned or rented. If a home is owned or rented jointly by a married couple, either the husband or the wife may be listed first.

Family—The term family refers to a group of two or more persons related by birth, marriage, or adoption and residing together in a household. A family includes among its members the householder.

Subfamily—A subfamily consists of a married couple and their children, if any, or one parent with one or more never-married children under 18 years old living in a household. Subfamilies are divided into "related" and "unrelated" subfamilies. A related subfamily is related to, but does not include, the householder. Members of a related subfamily are also members of the family with whom they live. The number of related subfamilies, therefore, is not included in the count of families. An unrelated subfamily may include persons such as guests, lodgers, or resident employees and their spouses and/or children; none of whom is related to the householder.

Married couple—A married couple is defined as a husband and wife living together in the same household, with or without children and other relatives.

Statistical reliability—For a discussion of statistical collection and estimation, sampling procedures, and measures of statistical reliability applicable to Census Bureau data, see Appendix III.

6 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 1. **Population and Area: 1790 to 2000**

[Area figures represent area on indicated date including in some cases considerable areas not then organized or settled, and not covered by the census. Beginning 1870, area data include Alaska and Hawaii. Total area figures for 1790 to 1970 have been recalculated on the basis of the remeasurement of states and counties for the 1980 census, but not on the basis of the 1990 census. The land and water area figures for past censuses have not been adjusted and are not strictly comparable with the total area data for comparable dates because the land areas were derived from different base data, and these values are known to have changed with the construction of reservoirs, draining of lakes, etc. Density figures are based on land area measurements as reported in earlier censuses]

Census date	Resident population				Area (square miles)		
			Increase over preceding census				
	Number	Per square mile of land area	Number	Percent	Total	Land	Water [1]
1790 (Aug. 2)	3,929,214	4.5	(X)	(X)	891,364	864,746	24,065
1800 (Aug. 4)	5,308,483	6.1	1,379,269	35.1	891,364	864,746	24,065
1810 (Aug. 6)	7,239,881	4.3	1,931,398	36.4	1,722,685	1,681,828	34,175
1820 (Aug. 7)	9,638,453	5.5	2,398,572	33.1	1,792,552	1,749,462	38,544
1830 (June 1)	12,866,020	7.4	3,227,567	33.5	1,792,552	1,749,462	38,544
1840 (June 1)	17,069,453	9.8	4,203,433	32.7	1,792,552	1,749,462	38,544
1850 (June 1)	23,191,876	7.9	6,122,423	35.9	2,991,655	2,940,042	52,705
1860 (June 1)	31,443,321	10.6	8,251,445	35.6	3,021,295	2,969,640	52,747
1870 (June 1)	[2]39,818,449	[2]11.2	8,375,128	26.6	3,612,299	3,540,705	68,082
1880 (June 1)	50,189,209	14.2	10,370,760	26.0	3,612,299	3,540,705	68,082
1890 (June 1)	62,979,766	17.8	12,790,557	25.5	3,612,299	3,540,705	68,082
1900 (June 1)	76,212,168	21.5	13,232,402	21.0	3,618,770	3,547,314	67,901
1910 (Apr. 15)	92,228,496	26.0	16,016,328	21.0	3,618,770	3,547,045	68,170
1920 (Jan. 1)	106,021,537	29.9	13,793,041	15.0	3,618,770	3,546,931	68,284
1930 (Apr. 1)	123,202,624	34.7	17,181,087	16.2	3,618,770	3,554,608	60,607
1940 (Apr. 1)	132,164,569	37.2	8,961,945	7.3	3,618,770	3,554,608	60,607
1950 (Apr. 1)	151,325,798	42.6	19,161,229	14.5	3,618,770	3,552,206	63,005
1960 (Apr. 1)	179,323,175	50.6	27,997,377	18.5	3,618,770	3,540,911	74,212
1970 (Apr. 1)	203,302,031	57.5	23,978,856	13.4	3,618,770	3,536,855	78,444
1980 (Apr. 1)	[3]226,542,199	64.0	23,240,168	11.4	3,618,770	3,539,289	79,481
1990 (Apr. 1)	[4]248,718,302	70.3	22,176,103	9.8	[5]3,717,796	3,536,278	[5]181,518
2000 (Apr. 1)	[6]281,424,603	79.6	32,706,301	13.1	3,794,083	3,537,438	256,645

X Not applicable. [1] Data for 1790 to 1980 cover inland water only. Data for 1990 comprise Great Lakes, inland, and coastal water. Data for 2000 comprise Great Lakes, inland, territorial, and coastal water. [2] Revised to include adjustments for underenumeration in southern states; unrevised number is 38,558,371 (10.9 per square mile). [3] Total population count has been revised since the 1980 census publications. Numbers by age, race, Hispanic origin, and sex have not been corrected. [4] The April 1, 1990, census count includes count question resolution corrections processed through December 1997, and does not include adjustments for census coverage errors. [5] Data reflect corrections made after publication of the results. [6] Reflects modifications to the Census 2000 population as documented in the Count Question Resolution program.

Source: U.S. Census Bureau, 2000 Census of Population and Housing, *Population and Housing Counts*, Series PHC-3-1, United States Summary; *Notes and Errata, 2000* SF/01-ER ; <http://www.census.gov/prod/cen2000/notes/errata.pdf>; *Areas of the United States: 1940*; Area data for 1990: unpublished data from TIGER®; and Davis, Warren; personal e-mail; U.S. Census Bureau; 23 June 2006.

Table 2. **Population: 1960 to 2005**

[**In thousands, except percent (180,671 represents 180,671,000). Estimates as of July 1**. Total population includes Armed Forces abroad; civilian population excludes Armed Forces. For basis of estimates, see text of this section]

Year	Total		Resident population	Civilian population	Year	Total		Resident population	Civilian population
	Population	Percent change [1]				Population	Percent change [1]		
1960	180,671	1.60	179,979	178,140	1983	234,307	0.91	233,792	232,097
1961	183,691	1.67	182,992	181,143	1984	236,348	0.87	235,825	234,110
1962	186,538	1.55	185,771	183,677	1985	238,466	0.90	237,924	236,219
1963	189,242	1.45	188,483	186,493	1986	240,651	0.92	240,133	238,412
1964	191,889	1.40	191,141	189,141	1987	242,804	0.89	242,289	240,550
1965	194,303	1.26	193,526	191,605	1988	245,021	0.91	244,499	242,817
1966	196,560	1.16	195,576	193,420	1989	247,342	0.95	246,819	245,131
1967	198,712	1.09	197,457	195,264	1990	250,132	1.13	249,623	247,983
1968	200,706	1.00	199,399	197,113	1991	253,493	1.34	252,981	251,370
1969	202,677	0.98	201,385	199,145	1992	256,894	1.34	256,514	254,929
1970	205,052	1.17	203,984	201,895	1993	260,255	1.31	259,919	258,446
1971	207,661	1.27	206,827	204,866	1994	263,436	1.22	263,126	261,714
1972	209,896	1.08	209,284	207,511	1995	266,557	1.18	266,278	264,927
1973	211,909	0.96	211,357	209,600	1996	269,667	1.17	269,394	268,108
1974	213,854	0.92	213,342	211,636	1997	272,912	1.20	272,647	271,394
1975	215,973	0.99	215,465	213,789	1998	276,115	1.17	275,854	274,633
1976	218,035	0.95	217,563	215,894	1999	279,295	1.15	279,040	277,841
1977	220,239	1.01	219,760	218,106	2000	282,403	1.11	282,193	280,970
1978	222,585	1.06	222,095	220,467	2001	285,335	1.04	285,108	283,893
1979	225,055	1.11	224,567	222,969	2002	288,216	1.01	287,985	286,739
1980	227,726	1.19	227,225	225,621	2003	291,089	1.00	290,850	289,599
1981	229,966	0.98	229,466	227,818	2004	293,908	0.97	293,657	292,416
1982	232,188	0.97	231,664	229,995	2005	296,639	0.93	296,410	295,194

[1] Percent change from immediate preceding year.

Source: U.S. Census Bureau, 1960 to 1979: *Current Population Reports* P25-802 and P25-917; 1980 to 1989: "Monthly Estimates of the United States Population: April 1, 1980, to July 1, 1999, with Short-Term Projections to November 1, 2000"; published 2 January 2001; <http://www.census.gov/popest/archives/1990s/nat-total.txt>; 1990 to 1999: "national intercensal estimates (1990-2000)"; published 13 August 2004; <http://www.census.gov/popest/archives/EST90INTERCENSAL/US-EST90INT-datasets.html>; 2000 to 2005: "Monthly Population Estimates for the United States: April 1, 2000, to May 1, 2006"; published 22 December 2005 (revised May 2006); <http://www.census.gov/popest/national/tables/NA-EST2005-01.xls>.

Population 7

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 3. **Resident Population Projections: 2006 to 2050**

[298,217 represents 298,217,000. As of July 1. The projections are based on assumptions about future childbearing, mortality, and migration. The level of childbearing among women is assumed to remain close to present levels, with differences by race and Hispanic origin diminishing over time. Mortality is assumed to decline gradually with less variation by race and Hispanic origin than at present. International migration is assumed to vary over time and decrease generally relative to the size of the population]

Year	Number (1,000)	Percent change [1]	Year	Number (1,000)	Percent change [1]	Year	Number (1,000)	Percent change [1]
2006	298,217	0.9	2021	338,490	0.8	2036	380,716	0.7
2007	300,913	0.9	2022	341,195	0.8	2037	383,537	0.7
2008	303,598	0.9	2023	343,921	0.8	2038	386,348	0.7
2009	306,272	0.9	2024	346,669	0.8	2039	389,151	0.7
2010	308,936	0.9	2025	349,439	0.8	2040	391,946	0.7
2011.	311,601	0.9	2026	352,229	0.8	2041	394,734	0.7
2012	314,281	0.9	2027	355,035	0.8	2042	397,519	0.7
2013	316,971	0.9	2028	357,862	0.8	2043	400,301	0.7
2014	319,668	0.9	2029	360,711	0.8	2044	403,081	0.7
2015	322,366	0.8	2030	363,584	0.8	2045	405,862	0.7
2016	325,063	0.8	2031	366,466	0.8	2046	408,646	0.7
2017	327,756	0.8	2032	369,336	0.8	2047	411,435	0.7
2018	330,444	0.8	2033	372,196	0.8	2048	414,230	0.7
2019	333,127	0.8	2034	375,046	0.8	2049	417,035	0.7
2020	335,805	0.8	2035	377,886	0.8	2050	419,854	0.7

[1] Percent change from immediate preceding year. 2006, change from 2005.

Source: U.S. Census Bureau, "U.S. Interim Projections by Age, Sex, Race, and Hispanic Origin"; published 18 March 2004; <http://www.census.gov/ipc/www/usinterimproj/>.

Table 4. **Components of Population Change: 2000 to 2005**

[In thousands (281,425 represents 281,425,000), except as indicated. Resident population]

Period	Population as of beginning of period	Net increase		Births	Deaths	Net international migration [2]	Population as of end of period
		Total	Percent [1]				
April 1, 2000 to July 1, 2000 [3] . . .	281,425	769	0.3	989	561	341	282,193
July 1, 2000 to July 1, 2001	282,193	2,914	1.0	4,047	2,419	1,286	285,108
July 1, 2001 to July 1, 2002	285,108	2,877	1.0	4,007	2,430	1,300	287,985
July 1, 2002 to July 1, 2003	287,985	2,865	1.0	4,053	2,423	1,235	290,850
July 1, 2003 to July 1, 2004	290,850	2,807	1.0	4,105	2,420	1,122	293,657
July 1, 2004 to July 1, 2005	293,657	2,754	0.9	4,129	2,425	1,050	296,410

[1] Percent of population at beginning of period. [2] Includes net migration of the foreign-born, emigration of natives, net movement from Puerto Rico to the United States, and Armed Forces movement. [3] The April 1, 2000, Population Estimates base reflects changes to the Census 2000 population from the Count Question Resolution program and geographic program revisions.

Source: U.S. Census Bureau, "Population, population change and estimated components of population change: April 1, 2000 to July 1, 2005"; published December 2005; <http://www.census.gov/popest/national/files/NST_EST2005_ALLDATA.csv>.

Table 5. **Immigration: 1901 to 2005**

[In thousands, except rate (8,795 represents 8,795,000). For fiscal years ending in year shown; see text, Section 8. For definition of immigrants, see text of this section. Data represent immigrants admitted. Rates based on Census Bureau estimates as of July 1 for resident population through 1929 and for total population thereafter (excluding Alaska and Hawaii prior to 1959)]

Period	Number	Rate [1]	Year	Number	Rate [1]
1901 to 1910	8,795	10.4	1990	1,536	6.1
1911 to 1920	5,736	5.7	1991	1,827	7.2
1921 to 1930	4,107	3.5	1992	973	3.8
			1993	904	3.5
1931 to 1940	528	0.4	1994	804	3.1
1941 to 1950	1,035	0.7	1995	720	2.7
			1996	916	3.4
1951 to 1960	2,515	1.5	1997	798	2.9
1961 to 1970	3,322	1.7	1998	653	2.4
			1999	645	2.3
1971 to 1980	4,399	2.0	2000	841	3.0
1981 to 1990	7,256	3.0	2001	1,059	3.7
			2002	1,059	3.7
1991 to 2000	9,081	3.4	2003	704	2.4
2001 to 2005	4,902	3.4	2004	958	3.3
			2005	1,122	3.8

[1] Annual rate per 1,000 U.S. population. Rate computed by dividing sum of annual immigration totals by sum of annual U.S. population totals for same number of years.

Source: U.S. Department of Homeland Security, Office of Immigration Statistics, *2005 Yearbook of Immigration Statistics*. See also *<http://uscis.gov/graphics/shared/statistics/yearbook/index.htm>*.

8 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 6. **Immigrants Admitted by Class of Admission: 2000 to 2005**

[**For fiscal year ending September 30.** For definition of immigrants, see text of this section]

Class of admission	2000	2001	2002	2003	2004	2005
Total	**841,002**	**1,058,902**	**1,059,356**	**703,542**	**957,883**	**1,122,373**
New arrivals	407,279	410,816	384,289	358,333	373,962	384,071
Adjustments	433,723	648,086	675,067	345,209	583,921	738,302
Family-sponsored preferences	235,092	231,699	186,880	158,796	214,355	212,970
Unmarried sons/daughters of U.S. citizens and their children	27,635	27,003	23,517	21,471	26,380	24,729
Spouses, unmarried sons/daughters of alien residents and their children	124,540	112,015	84,785	53,195	93,609	100,139
Married sons/daughters of U.S. citizens [1]	22,804	24,830	21,041	27,287	28,695	22,953
Brothers or sisters of U.S. citizens [1]	60,113	67,851	57,537	56,843	65,671	65,149
Employment-based preferences	106,642	178,702	173,814	81,727	155,330	246,878
Priority workers [1]	27,566	41,672	34,168	14,453	31,291	64,731
Professionals with advanced degrees or aliens of exceptional ability [1]	20,255	42,550	44,316	15,406	32,534	42,597
Skilled workers, professionals, unskilled workers [1]	49,589	85,847	88,002	46,415	85,969	129,070
Special immigrants [1]	9,014	8,442	7,186	5,389	5,407	10,134
Employment creation (investors) [1]	218	191	142	64	129	346
Immediate relatives of U.S. citizens	346,350	439,972	483,676	331,286	417,815	436,231
Spouses	196,405	268,294	293,219	183,796	252,193	259,144
Children [2]	82,638	91,275	96,941	77,948	88,088	94,974
Parents	67,307	80,403	93,516	69,542	77,534	82,113
Refugees	56,091	96,870	115,601	34,362	61,013	112,676
Asylees	6,837	11,111	10,197	10,402	10,217	30,286
Diversity [3]	50,920	41,989	42,820	46,335	50,084	46,234
Cancellation of removal	12,154	22,188	23,642	28,990	32,702	20,785
Parolees	3,162	5,349	6,018	4,196	7,121	7,715
Nicaraguan Adjustment and Central American Relief Act (NACARA)	20,364	18,663	9,307	2,498	2,292	1,155
Haitian Refugee Immigration Fairness Act (HRIFA)	435	10,064	5,345	1,406	2,451	2,820
Other	2,955	2,296	2,056	3,544	4,503	4,623

[1] Includes spouses and children. [2] Includes orphans. [3] Includes categories of immigrants admitted under three laws intended to diversify immigration: P.L. 99-603, P.L. 100-658, and P.L. 101-649.

Source: U.S. Dept. of Homeland Security, Office of Immigration Statistics, *2005 Yearbook of Immigration Statistics*. See also <http://uscis.gov/graphics/shared/statistics/yearbook/index.htm>.

Table 7. **Immigrants by Selected Country of Birth and Selected Characteristics: 2004**

[**For year ending September 30.** Unrevised data. For definition of immigrants, see text of this section]

Age, marital status, class of admission	Total [1]	Mexico	India	Philippines	China	Vietnam	Dominican Republic	El Salvador	Cuba
Total	**946,142**	**175,364**	**70,116**	**57,827**	**51,156**	**31,514**	**30,492**	**29,795**	**20,488**
Under 18 years	182,355	33,867	8,826	12,001	9,432	5,707	11,068	2,489	4,709
18 to 24 years	119,733	27,357	6,010	5,641	4,010	4,491	4,869	2,769	1,673
25 to 34 years	268,327	51,930	30,253	14,356	11,135	8,555	4,865	8,292	4,625
35 to 44 years	183,655	28,009	11,567	10,006	11,974	6,544	4,321	10,364	4,741
45 to 54 years	94,884	13,988	5,973	6,599	6,580	3,924	2,520	3,969	2,128
55 to 64 years	53,866	10,366	4,439	5,302	3,733	1,461	1,597	1,261	1,369
65 years and over	43,282	9,830	3,047	3,922	4,289	831	1,252	649	1,241
Unknown	40	17	1	-	3	1	-	2	2
Single	346,185	61,635	15,479	23,006	14,442	13,215	20,380	12,994	9,150
Married	561,886	108,068	52,532	32,399	34,863	16,854	9,171	15,454	8,769
Other	35,770	5,507	1,981	2,386	1,803	1,343	885	1,302	2,498
Unknown	2,301	154	124	36	48	102	56	45	71
Family-sponsored preferences	214,355	62,463	13,307	17,406	13,658	14,890	18,099	3,744	2,340
Employment-based preferences	155,330	7,225	38,443	15,497	15,583	(D)	212	996	34
Immediate relatives of U.S. citizens	406,074	99,718	16,942	24,708	20,947	10,338	12,087	4,874	976
Diversity programs	50,084	12	90	11	76	(D)	8	-	298
Refugee and asylee adjustments	71,230	122	1,181	35	876	2,831	32	263	16,678
Other	49,069	5,824	153	170	16	3,247	54	19,918	162

- Represents zero. D Data withheld to avoid disclosure. [1] Includes other countries not shown separately.

Source: U.S. Department of Homeland Security, Office of Immigration Statistics, "Profiles on Legal Permanent Residents: 2004"; published 5 August 2005; <http://uscis.gov/graphics/shared/statistics/data/DSLPR04c.htm>.

Population 9

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 8. **Immigrants by Country of Birth: 1981 to 2005**

[In thousands (7,256.0 represents 7,256,000). For fiscal years ending Sept. 30. Number of immigrants by country prior to 1996 are unrevised. For definition of immigrants, see text of this section]

Country of birth	1981–1990, total	1991–2000, total	2001–2004, total	2005
All countries	**7,256.0**	**9,080.5**	**3,779.7**	**1,122.4**
Europe [1]	**705.6**	**1,309.1**	**581.6**	**176.6**
Albania	(NA)	26.2	15.3	5.9
Armenia	(X)	[2]26.6	6.7	2.6
Belarus	(X)	[2]28.9	9.9	3.5
Bosnia and Herzegovina	(X)	[2]38.8	65.6	14.1
Bulgaria	(NA)	23.1	16.1	5.6
France	23.1	27.4	14.3	4.4
Germany	70.1	67.6	30.8	9.3
Ireland	32.8	58.9	5.4	2.1
Italy	32.9	22.5	9.7	3.1
Poland	97.4	169.5	49.3	15.4
Portugal	40.0	22.7	4.8	1.1
Romania	38.9	57.5	19.7	7.1
Russia	(X)	[2]127.8	72.4	18.1
Serbia and Montenegro [3, 4]	19.2	25.8	22.9	5.2
Soviet Union [3]	84.0	103.8	7.1	2.9
Ukraine	(X)	[2]141.0	67.9	22.8
United Kingdom	142.1	135.6	59.0	19.8
Asia [1]	**2,817.4**	**2,890.2**	**1,267.2**	**400.1**
Bangladesh	15.2	66.0	25.3	11.5
Cambodia	116.6	18.5	11.1	4.0
China	[5]388.8	424.4	213.4	70.0
Hong Kong	63.0	74.0	21.9	3.7
India	261.9	383.0	261.2	84.7
Iran	154.8	112.5	41.0	13.9
Iraq	19.6	40.7	16.1	4.1
Israel	36.3	31.9	14.5	5.8
Japan	43.2	61.4	31.5	8.8
Jordan [6]	32.6	39.7	14.9	3.7
Korea	338.8	171.1	73.4	26.6
Laos	145.6	43.5	4.7	1.2
Lebanon	41.6	43.4	15.3	4.3
Pakistan	61.3	124.5	51.6	14.9
Philippines	495.3	505.3	207.1	60.7
Syria	20.6	26.1	10.1	2.8
Taiwan	([5])	106.3	37.8	9.2
Thailand	64.4	48.4	15.8	5.5
Turkey	20.9	26.3	13.5	4.6
Vietnam	401.4	420.8	122.6	32.8
Africa [1]	**192.3**	**382.5**	**228.9**	**85.1**
Egypt	31.4	46.7	18.9	7.9
Ethiopia	27.2	49.3	27.6	10.6
Ghana	14.9	35.6	18.0	6.5
Nigeria	35.3	67.2	33.6	10.6
Somalia	(NA)	20.1	13.9	5.8
South Africa	15.7	22.6	13.5	4.5
Oceania	**(NA)**	**47.9**	**21.9**	**6.5**
North America [1]	**3,125.0**	**3,910.1**	**1,401.0**	**345.6**
Canada	119.2	137.2	68.0	21.9
Mexico	1,653.3	2,250.5	715.4	161.4
Cuba	159.2	178.7	85.4	36.3
Dominican Republic	251.8	340.8	100.4	27.5
Haiti	140.2	181.7	73.7	14.5
Jamaica	213.8	173.4	57.9	18.3
Trinidad and Tobago	39.5	63.2	21.9	6.6
El Salvador	214.6	217.3	120.2	21.4
Guatemala	87.9	103.0	63.0	16.8
Honduras	49.5	66.7	23.2	7.0
Nicaragua	44.1	94.6	38.4	3.3
Panama	29.0	24.0	6.1	1.8
South America [1]	**455.9**	**539.3**	**269.7**	**103.1**
Argentina	25.7	24.3	14.9	7.1
Brazil	23.7	52.2	35.8	16.7
Colombia	124.4	130.8	69.0	25.6
Ecuador	56.0	76.3	35.9	11.6
Guyana	95.4	73.8	31.4	9.3
Peru	64.4	105.6	44.2	15.7
Venezuela	17.9	29.9	20.6	10.6

NA Not available. X Not applicable. [1] Includes countries not shown separately. [2] Covers years 1992–2000. [3] Prior to 1992, data include independent republics; beginning in 1992, data are for unknown republic only. [4] Yugoslavia (unknown republic) prior to February 7, 2003. [5] Data for Taiwan included with China. [6] Prior to 2003, includes Palestine; beginning in 2003, Palestine included in Unknown.

Source: U.S. Department of Homeland Security, Office of Immigration Statistics, *2005 Yearbook of Immigration Statistics*. See also <http://uscis.gov/graphics/shared/statistics/yearbook/index.htm>.

Table 9. **Immigrants Admitted as Permanent Residents Under Refugee Acts by Country of Birth: 1991 to 2005**

[For fiscal years ending September 30. Data prior to 2005 are unrevised]

Country of birth	1991–2000, total	2001–2004, total	2005
Total [1]	**1,021,266**	**350,747**	**142,962**
Europe [1]	**426,565**	**160,880**	**46,588**
Albania	3,255	915	1,137
Armenia	2,161	921	811
Azerbaijan	[2]12,072	1,644	938
Belarus	[2]24,581	4,134	1,677
Bosnia and Herzegovina	[2]37,591	64,243	13,298
Croatia	1,807	7,555	1,258
Germany	1,309	4,286	464
Kazakhstan	[2]4,269	1,750	634
Moldova	[2]11,717	3,742	2,351
Poland	7,500	187	60
Romania	15,708	377	163
Russia	[2]60,404	14,156	5,335
Serbia and Montenegro [3, 4]	6,274	15,842	3,078
Soviet Union [3]	90,533	4,094	18
Ukraine	[2]109,739	30,061	12,421
Uzbekistan	[2]19,539	2,906	866
Asia [1]	**351,347**	**65,626**	**32,009**
Afghanistan	9,725	3,435	4,049
Cambodia	6,388	251	302
China [5]	7,608	3,191	5,335
India	2,544	5,198	2,331
Iran	24,313	12,166	6,480
Iraq	22,557	9,465	2,169
Laos	37,265	1,319	317
Pakistan	1,650	1,571	967
Thailand	22,759	1,621	414
Vietnam	206,857	21,689	5,818
Africa [1]	**51,649**	**40,526**	**25,143**
Ethiopia [6]	17,865	5,525	3,802
Liberia	3,839	4,907	3,548
Sierra Leone	272	2,203	1,793
Somalia	16,837	12,365	5,478
Sudan	5,191	6,191	4,619
Oceania	**291**	**98**	**55**
North America [1]	**185,333**	**78,280**	**35,709**
Cuba	144,612	71,305	32,555
Haiti	9,364	2,512	1,118
El Salvador	4,073	839	(D)
Guatemala	2,033	1,490	(D)
Nicaragua	22,486	937	206
South America [1]	**5,857**	**4,826**	**3,312**
Colombia	1,132	1,434	1,270
Peru	2,507	1,581	900

D Data withheld to avoid disclosure. [1] Includes other countries and unknown, not shown separately. [2] Covers years 1992–2000. [3] Prior to 1992, data include independent republics; beginning in 1992, data are for unknown republic only. [4] Yugoslavia (unknown republic) prior to February 7, 2003. [5] Includes Taiwan. [6] Prior to 1993, data include Eritrea.

Source: U.S. Department of Homeland Security, Office of Immigration Statistics, *2005 Yearbook of Immigration Statistics*. See also <http://uscis.gov/graphics/shared/statistics/yearbook/index.htm>.

10 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 10. **Immigrants Admitted by State and Leading Country of Birth: 2005**

[For year ending September 30. For definition of immigrants, see text of this section]

State and other area	Total [1]	Mexico	India	China	Philippines	Cuba	Vietnam	Dominican Republic	Korea
Total	**1,122,373**	**161,445**	**84,681**	**69,967**	**60,748**	**36,261**	**32,784**	**27,504**	**26,562**
Alabama	4,200	569	431	328	178	22	86	5	203
Alaska	1,525	96	15	92	435	(D)	8	42	75
Arizona	18,988	8,373	739	543	636	311	495	22	235
Arkansas	2,698	870	215	202	132	6	116	(D)	80
California	232,023	63,092	14,724	17,668	23,993	428	12,047	82	6,660
Colorado	11,977	2,891	516	765	247	18	452	6	343
Connecticut	15,335	316	1,571	894	367	32	188	319	208
Delaware	2,992	357	439	279	114	3	32	34	178
District of Columbia	2,457	37	60	113	98	8	33	29	15
Florida	122,918	4,236	3,714	1,891	2,766	30,624	1,078	2,064	638
Georgia	31,535	3,377	3,671	1,376	694	193	1,308	114	1,622
Hawaii	6,480	45	28	625	3,447	3	207	(D)	280
Idaho	2,768	992	75	126	76	8	29	8	59
Illinois	52,419	9,838	5,978	2,571	2,989	184	673	95	1,311
Indiana	6,915	941	621	541	424	25	134	21	125
Iowa	4,536	647	315	249	146	6	275	8	83
Kansas	4,514	955	460	278	137	12	352	9	105
Kentucky	5,267	288	511	393	228	318	127	12	110
Louisiana	3,777	214	318	285	147	70	342	41	91
Maine	1,908	23	108	124	107	5	38	4	13
Maryland	22,870	624	1,785	1,600	1,180	34	470	159	1,070
Massachusetts	34,236	268	3,100	3,000	418	41	998	1,946	577
Michigan	23,597	1,189	3,595	1,293	575	240	362	91	648
Minnesota	15,456	696	830	675	399	19	583	12	234
Mississippi	1,831	256	224	147	154	20	107	10	31
Missouri	8,744	535	786	530	307	41	343	11	166
Montana	589	28	14	41	65	(D)	(D)	–	8
Nebraska	2,997	538	168	141	52	18	189	6	65
Nevada	9,823	2,424	253	518	1,725	416	174	29	127
New Hampshire	3,298	53	459	221	76	–	57	40	82
New Jersey	56,180	1,072	9,624	2,539	3,354	637	532	3,688	2,056
New Mexico	3,513	1,828	150	176	81	128	110	(D)	49
New York	136,828	1,972	6,693	14,505	3,476	629	770	14,226	2,445
North Carolina	16,715	1,901	1,774	1,112	569	103	1,245	77	447
North Dakota	864	10	49	43	43	–	14	–	24
Ohio	16,897	700	1,984	1,271	611	30	338	74	264
Oklahoma	4,702	1,238	373	257	204	4	351	7	86
Oregon	9,623	1,632	405	823	288	118	464	6	203
Pennsylvania	28,908	1,222	3,362	2,359	844	201	970	894	1,163
Rhode Island	3,852	73	165	209	64	3	21	639	35
South Carolina	5,029	448	529	315	257	10	102	14	88
South Dakota	881	30	23	51	57	(D)	8	(D)	18
Tennessee	8,962	1,093	900	637	521	114	183	22	286
Texas	95,958	38,040	7,139	4,139	3,353	794	3,919	119	1,551
Utah	5,082	922	147	217	128	21	127	11	84
Vermont	1,042	(D)	74	50	16	–	23	(D)	36
Virginia	27,100	870	2,776	1,327	1,420	143	926	90	1,265
Washington	26,482	2,330	1,747	1,508	1,670	33	1,253	18	728
West Virginia	847	30	133	101	39	(D)	15	6	14
Wisconsin	7,909	1,054	876	593	234	11	93	39	151
Wyoming	321	75	(D)	28	23	–	–	–	8
Armed Services posts	128	(D)	(D)	13	17	–	(D)	(D)	12
U.S. possessions	5,868	129	24	184	1,167	171	8	2,346	107
Unknown	9	–	1	1	–	–	–	–	–

– Represents zero. D Data withheld to avoid disclosure. [1] Includes other countries, not shown separately.

Source: U.S. Department of Homeland Security, Office of Immigration Statistics, *2005 Yearbook of Immigration Statistics*, See also <http://uscis.gov/graphics/shared/statistics/yearbook/index.htm>.

Population 11

U.S. Census Bureau, Statistical Abstract of the United States: 2007

12 Population

Table 11. **Resident Population by Age and Sex: 1980 to 2005**

[In thousands, except as indicated (226,546 represents 226,546,000). 1980, 1990, and 2000 data are enumerated population as of April 1; data for other years are estimated population as of July 1. Excludes Armed Forces overseas. For definition of median, see Guide to Tabular Presentation]

Age group	1980 [1]			1990 [2]			1995, total	1999, total	2000 [3]			2001, total	2002, total	2003, total	2004, total	2005		
	Total	Male	Female	Total	Male	Female			Total	Male	Female					Total	Male	Female
Total	**226,546**	**110,053**	**116,493**	**248,791**	**121,284**	**127,507**	**266,278**	**279,040**	**281,425**	**138,056**	**143,368**	**285,108**	**287,985**	**290,850**	**293,657**	**296,410**	**146,000**	**150,411**
Under 5 years	16,348	8,362	7,986	18,765	9,603	9,162	19,627	19,136	19,176	9,811	9,365	19,349	19,537	19,778	20,061	20,304	10,381	9,922
5 to 9 years	16,700	8,539	8,161	18,042	9,236	8,806	19,438	20,606	20,550	10,523	10,026	20,233	19,976	19,761	19,614	19,539	9,993	9,545
10 to 14 years	18,242	9,316	8,926	17,067	8,742	8,325	19,207	20,213	20,528	10,520	10,008	20,891	21,108	21,199	21,131	20,858	10,682	10,176
15 to 19 years	21,168	10,755	10,413	17,893	9,178	8,714	18,374	20,085	20,219	10,391	9,828	20,306	20,366	20,487	20,724	21,039	10,790	10,249
20 to 24 years	21,319	10,663	10,655	19,143	9,749	9,394	18,300	18,591	18,963	9,688	9,275	19,801	20,338	20,768	20,973	21,038	10,857	10,181
25 to 29 years	19,521	9,705	9,816	21,336	10,708	10,629	19,680	19,575	19,382	9,799	9,583	18,937	18,914	19,133	19,555	20,066	10,268	9,798
30 to 34 years	17,561	8,677	8,884	21,838	10,866	10,973	22,372	20,603	20,511	10,322	10,189	20,730	20,815	20,726	20,467	20,077	10,153	9,924
35 to 39 years	13,965	6,862	7,104	19,851	9,837	10,014	22,492	22,883	22,707	11,319	11,388	22,279	21,840	21,413	21,050	21,002	10,563	10,439
40 to 44 years	11,669	5,708	5,961	17,593	8,679	8,914	20,219	22,194	22,442	11,130	11,313	22,843	22,947	22,991	23,055	22,861	11,377	11,484
45 to 49 years	11,090	5,388	5,702	13,747	6,741	7,006	17,624	19,654	20,093	9,890	10,203	20,709	21,275	21,765	22,121	22,485	11,107	11,378
50 to 54 years	11,710	5,621	6,089	11,315	5,494	5,821	13,856	16,924	17,586	8,608	8,978	18,662	18,696	19,041	19,496	19,998	9,789	10,209
55 to 59 years	11,615	5,482	6,133	10,489	5,009	5,480	11,182	13,085	13,469	6,509	6,961	13,933	15,083	15,723	16,488	17,354	8,425	8,929
60 to 64 years	10,088	4,670	5,418	10,627	4,947	5,679	10,138	10,693	10,806	5,137	5,669	11,104	11,501	12,111	12,589	13,002	6,202	6,800
65 to 74 years	15,581	6,757	8,824	18,048	7,908	10,140	18,866	18,419	18,391	8,303	10,088	18,322	18,282	18,351	18,478	18,640	8,529	10,110
75 to 84 years	7,729	2,867	4,862	10,014	3,745	6,268	11,222	12,225	12,361	4,879	7,482	12,590	12,760	12,885	12,987	13,054	5,279	7,775
85 years and over	2,240	682	1,559	3,022	841	2,181	3,681	4,154	4,240	1,227	3,013	4,418	4,547	4,716	4,867	5,096	1,604	3,492
5 to 13 years	31,159	15,923	15,237	31,839	16,301	15,538	34,825	36,804	37,026	18,964	18,062	37,077	36,971	36,765	36,371	36,087	18,468	17,619
14 to 17 years	16,247	8,298	7,950	13,345	6,860	6,485	15,013	16,007	16,093	8,285	7,808	16,183	16,354	16,504	16,826	17,079	8,752	8,327
18 to 24 years	30,022	15,054	14,969	26,961	13,744	13,217	25,482	26,685	27,141	13,873	13,268	27,971	28,463	28,947	29,246	29,307	15,102	14,205
18 years and over	162,791	77,473	85,321	184,841	88,519	96,322	196,814	207,094	209,130	100,996	108,133	212,498	215,123	217,803	220,399	222,940	108,398	114,542
55 years and over	47,253	20,458	26,796	52,200	22,450	29,748	55,089	58,576	59,267	26,055	33,212	60,368	62,173	63,786	65,409	67,146	30,039	37,106
65 years and over	25,550	10,306	15,245	31,084	12,494	18,589	33,769	34,798	34,992	14,410	20,582	35,330	35,589	35,952	36,333	36,790	15,413	21,377
75 years and over	9,969	3,549	6,421	13,036	4,586	8,449	14,903	16,379	16,601	6,106	10,495	17,008	17,307	17,601	17,855	18,150	6,883	11,267
Median age (years)	30.0	28.8	31.3	32.8	31.6	34.0	34.2	35.2	35.3	34.0	36.5	35.6	35.7	35.9	36.0	36.2	34.9	37.6

[1] Total population count has been revised since the 1980 census publications. Numbers by age and sex have not been corrected. [2] The data shown have been modified from the official 1990 census counts. See text of this section for explanation. The April 1, 1990, estimates base (248,790,925) includes count resolution corrections processed through August 1997. It generally does not include adjustments for census coverage errors. However, it includes adjustments estimated for the 1995 Test Census in various localities in California, New Jersey, and Louisiana; and the 1998 census dress rehearsals in localities in California and Wisconsin. These adjustments amounted to a total of 81,052 persons. [3] The April 1, 2000, population estimates base reflects changes to the Census 2000 population from the Count Question Resolution program and geographic program revisions.

Source: U.S. Census Bureau, Current Population Reports, P25-1095; "Table US-EST90INT-04—Intercensal Estimates of the United States Resident Population by Age Groups and Sex, 1990–2000: Selected Months"; published 13 September 2002; <http://www.census.gov/popest/archives/EST90INTERCENSAL/US-EST90INT-04.html>; and "Table 1: Annual Estimates of the Population by Sex and Five-Year Age Groups for the United States: April 1, 2000 to July 1, 2005"; published 10 May 2006; <http://www.census.gov/popest/national/asrh/NC-EST2005/NC-EST2005-01.xls>.

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 12. **Resident Population Projections by Sex and Age: 2010 to 2050**

[In thousands, except as indicated (308,936 represents 308,936,000). As of July 1. For assumptions, see Table 3. For definition of median, see Guide to Tabular Presention]

Age	2010			2015										Percent distribution				
	Total	Male	Female	Total	Male	Female	2020	2025	2030	2035	2040	2045	2050	2010	2015	2020	2025	2050
Total	**308,936**	**151,815**	**157,121**	**322,366**	**158,489**	**163,877**	**335,805**	**349,439**	**363,584**	**377,886**	**391,946**	**405,862**	**419,854**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
Under 5 years	21,426	10,947	10,479	22,358	11,423	10,935	22,932	23,518	24,272	25,262	26,299	27,233	28,080	6.9	6.9	6.8	6.7	6.7
5 to 9 years	20,706	10,575	10,131	21,623	11,044	10,579	22,564	23,163	23,790	24,562	25,550	26,586	27,521	6.7	6.7	6.7	6.6	6.6
10 to 14 years	19,767	10,109	9,658	20,984	10,718	10,265	21,914	22,888	23,539	24,186	24,953	25,938	26,974	6.4	6.5	6.5	6.5	6.4
15 to 19 years	21,336	10,938	10,398	20,243	10,366	9,877	21,478	22,457	23,503	24,182	24,824	25,587	26,572	6.9	6.3	6.4	6.4	6.3
20 to 24 years	21,676	11,075	10,602	21,810	11,137	10,673	20,751	22,052	23,136	24,227	24,897	25,534	26,297	7.0	6.8	6.2	6.3	6.3
25 to 29 years	21,375	10,868	10,507	22,195	11,269	10,926	22,361	21,390	22,810	23,943	25,024	25,690	26,327	6.9	6.9	6.7	6.1	6.3
30 to 34 years	20,271	10,238	10,034	21,858	11,075	10,783	22,704	22,955	22,125	23,605	24,731	25,808	26,477	6.6	6.8	6.8	6.6	6.3
35 to 39 years	20,137	10,091	10,046	20,543	10,337	10,206	22,143	23,046	23,399	22,627	24,101	25,223	26,300	6.5	6.4	6.6	6.6	6.3
40 to 44 years	20,984	10,462	10,523	20,250	10,108	10,142	20,673	22,305	23,277	23,669	22,907	24,376	25,496	6.8	6.3	6.2	6.4	6.1
45 to 49 years	22,654	11,190	11,464	20,926	10,387	10,539	20,219	20,678	22,352	23,350	23,747	23,001	24,466	7.3	6.5	6.0	5.9	5.8
50 to 54 years	22,173	10,874	11,299	22,376	10,992	11,383	20,702	20,043	20,550	22,234	23,234	23,641	22,917	7.2	6.9	6.2	5.7	5.5
55 to 59 years	19,507	9,456	10,051	21,649	10,532	11,117	21,876	20,291	19,702	20,241	21,910	22,916	23,337	6.3	6.7	6.5	5.8	5.6
60 to 64 years	16,679	7,982	8,696	18,761	8,985	9,776	20,856	21,128	19,676	19,156	19,719	21,370	22,384	5.4	5.8	6.2	6.0	5.3
65 to 69 years	12,172	5,686	6,486	15,621	7,336	8,285	17,618	19,647	19,980	18,683	18,237	18,829	20,444	3.9	4.8	5.2	5.6	4.9
70 to 74 years	9,097	4,111	4,987	10,987	4,988	5,998	14,161	16,041	17,968	18,350	17,233	16,879	17,499	2.9	3.4	4.2	4.6	4.2
75 to 79 years	7,186	3,066	4,120	7,761	3,351	4,409	9,450	12,268	13,989	15,764	16,192	15,304	15,067	2.3	2.4	2.8	3.5	3.6
80 to 84 years	5,665	2,206	3,459	5,600	2,226	3,374	6,134	7,557	9,914	11,414	12,978	13,449	12,835	1.8	1.7	1.8	2.2	3.1
85 to 89 years	3,713	1,274	2,439	3,857	1,363	2,494	3,897	4,353	5,451	7,259	8,476	9,768	10,254	1.2	1.2	1.2	1.2	2.4
90 to 94 years	1,727	510	1,218	2,069	629	1,440	2,221	2,312	2,651	3,395	4,621	5,510	6,473	0.6	0.6	0.7	0.7	1.5
95 to 99 years	569	137	432	723	185	537	909	1,018	1,102	1,310	1,731	2,430	2,984	0.2	0.2	0.3	0.3	0.7
100 years and over	114	21	93	173	35	138	241	327	399	467	581	790	1,150	(Z)	0.1	0.1	0.1	0.3
5 to 13 years	36,439	18,618	17,821	38,418	19,621	18,796	40,148	41,501	42,627	43,922	45,536	47,379	49,138	11.8	11.9	12.0	11.9	11.7
14 to 17 years	16,566	8,492	8,074	16,243	8,313	7,930	17,220	18,079	18,809	19,311	19,847	20,505	21,330	5.4	5.0	5.1	5.2	5.1
18 to 24 years	30,481	15,587	14,894	30,000	15,331	14,669	29,339	30,980	32,533	33,924	34,841	35,763	36,895	9.9	9.3	8.7	8.9	8.8
16 years and over	242,936	118,082	124,854	253,361	123,235	130,126	264,085	275,339	287,281	299,051	310,182	320,974	331,940	78.6	78.6	78.6	78.8	79.1
18 years and over	234,504	113,758	120,746	245,347	119,132	126,216	255,505	266,341	277,877	289,391	300,264	310,746	321,305	75.9	76.1	76.1	76.2	76.5
16 to 64 years	202,693	101,071	101,622	206,570	103,120	103,450	209,453	211,815	215,828	222,410	230,132	238,015	245,234	65.6	64.1	62.4	60.6	58.4
55 years and over	76,429	34,450	41,980	87,201	39,632	47,569	97,363	104,944	110,831	116,039	121,679	127,245	132,427	24.7	27.1	29.0	30.0	31.5
65 years and over	40,244	17,011	23,233	46,791	20,115	26,676	54,632	63,524	71,453	76,641	80,050	82,959	86,706	13.0	14.5	16.3	18.2	20.7
75 years and over	18,974	7,214	11,760	20,182	7,790	12,393	22,853	27,836	33,506	39,609	44,580	47,251	48,763	6.1	6.3	6.8	8.0	11.6
85 years and over	6,123	1,942	4,182	6,822	2,213	4,609	7,269	8,011	9,603	12,430	15,409	18,498	20,861	2.0	2.1	2.2	2.3	5.0
Median age (years)	37.0	35.6	38.4	37.4	36.0	38.8	38.0	38.5	39.0	39.2	39.1	39.1	39.1	(X)	(X)	(X)	(X)	(X)

X Not applicable. Z Less than 0.05 percent.

Source: U.S. Census Bureau, "U.S. Interim Projections by Age, Sex, Race, and Hispanic Origin"; published March 2004; <http://www.census.gov/ipc/www/usinterimproj/>.

Population 13

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 13. **Resident Population by Sex, Race, and Hispanic Origin Status: 2000 to 2005**

[281,425 represents 281,425,000. As of July, except as noted. Data shown are modified race counts; see text, this section]

Characteristic	Number (1,000)					Percent change, 2000 to 2005
	2000 [1] (April 1)	2002	2003	2004	2005	
BOTH SEXES						
Total	**281,425**	**287,985**	**290,850**	**293,657**	**296,410**	**5.3**
One race	277,527	283,804	286,539	289,213	291,831	5.2
White	228,107	232,375	234,241	236,064	237,855	4.3
Black or African American	35,705	36,671	37,082	37,496	37,909	6.2
American Indian and Alaska Native	2,664	2,750	2,788	2,825	2,863	7.5
Asian	10,589	11,523	11,933	12,321	12,687	19.8
Native Hawaiian and Other Pacific Islanders	463	485	496	506	517	11.7
Two or more races	3,898	4,181	4,311	4,444	4,579	17.5
Race alone or in combination: [2]						
White	231,436	235,962	237,947	239,892	241,807	4.5
Black or African American	37,105	38,244	38,733	39,229	39,724	7.1
American Indian and Alaska Native	4,225	4,324	4,368	4,411	4,454	5.4
Asian	12,007	13,052	13,514	13,956	14,377	19.7
Native Hawaiian and Other Pacific Islanders	907	944	960	975	990	9.1
Not Hispanic or Latino	246,118	249,485	250,915	252,319	253,723	3.1
One race	242,712	245,843	247,166	248,459	249,749	2.9
White	195,577	196,827	197,340	197,843	198,366	1.4
Black or African American	34,314	35,201	35,574	35,950	36,325	5.9
American Indian and Alaska Native	2,097	2,155	2,181	2,207	2,233	6.5
Asian	10,357	11,277	11,680	12,061	12,421	19.9
Native Hawaiian and Other Pacific Islanders	367	384	391	398	405	10.3
Two or more races	3,406	3,642	3,750	3,861	3,974	16.7
Race alone or in combination: [2]						
White	198,477	199,940	200,551	201,156	201,782	1.7
Black or African American	35,499	36,530	36,970	37,414	37,859	6.6
American Indian and Alaska Native	3,456	3,519	3,546	3,574	3,603	4.3
Asian	11,632	12,650	13,099	13,527	13,934	19.8
Native Hawaiian and Other Pacific Islanders	752	779	791	802	812	8.0
Hispanic or Latino	35,306	38,500	39,935	41,338	42,687	20.9
One race	34,815	37,960	39,373	40,754	42,082	20.9
White	32,530	35,548	36,901	38,221	39,489	21.4
Black or African American	1,391	1,471	1,508	1,547	1,585	13.9
American Indian and Alaska Native	566	594	607	619	630	11.2
Asian	232	246	253	260	267	14.8
Native Hawaiian and Other Pacific Islanders	95	102	105	108	112	16.9
Two or more races	491	540	561	583	605	23.2
Race alone or in combination: [2]						
White	32,959	36,022	37,396	38,736	40,025	21.4
Black or African American	1,606	1,713	1,763	1,815	1,866	16.2
American Indian and Alaska Native	770	805	821	836	851	10.6
Asian	375	402	415	429	443	18.2
Native Hawaiian and Other Pacific Islanders	155	165	169	173	177	14.5
MALE						
Total	**138,056**	**141,542**	**143,058**	**144,535**	**146,000**	**5.8**
One race	136,146	139,488	140,937	142,347	143,742	5.6
White	112,478	114,825	115,843	116,832	117,814	4.7
Black or African American	16,972	17,457	17,663	17,869	18,079	6.5
American Indian and Alaska Native	1,333	1,377	1,396	1,415	1,435	7.6
Asian	5,128	5,583	5,783	5,973	6,152	20.0
Native Hawaiian and Other Pacific Islanders	235	247	252	258	263	11.9
Two or more races	1,910	2,054	2,121	2,188	2,257	18.2
Race alone or in combination: [2]						
White	114,116	116,593	117,672	118,723	119,768	5.0
Black or African American	17,644	18,217	18,463	18,711	18,963	7.5
American Indian and Alaska Native	2,088	2,139	2,161	2,183	2,205	5.6
Asian	5,834	6,346	6,573	6,790	6,996	19.9
Native Hawaiian and Other Pacific Islanders	456	475	483	491	498	9.2
Not Hispanic or Latino	119,894	121,685	122,442	123,181	123,934	3.4
Hispanic or Latino	18,162	19,857	20,616	21,354	22,065	21.5
FEMALE						
Total	**143,368**	**146,442**	**147,792**	**149,121**	**150,411**	**4.9**
One race	141,381	144,315	145,602	146,866	148,089	4.7
White	115,628	117,550	118,398	119,232	120,041	3.8
Black or African American	18,733	19,214	19,419	19,627	19,830	5.9
American Indian and Alaska Native	1,331	1,373	1,392	1,410	1,429	7.3
Asian	5,461	5,940	6,150	6,348	6,535	19.7
Native Hawaiian and Other Pacific Islanders	227	239	244	249	253	11.5
Two or more races	1,987	2,127	2,190	2,256	2,322	16.8
Race alone or in combination: [2]						
White	117,321	119,369	120,275	121,168	122,039	4.0
Black or African American	19,461	20,027	20,270	20,518	20,761	6.7
American Indian and Alaska Native	2,137	2,185	2,207	2,228	2,249	5.2
Asian	6,173	6,706	6,942	7,166	7,380	19.6
Native Hawaiian and Other Pacific Islanders	451	469	477	484	492	9.1
Not Hispanic or Latino	126,224	127,799	128,473	129,138	129,789	2.8
Hispanic or Latino	17,144	18,643	19,319	19,984	20,622	20.3

[1] See footnote 3, Table 11. [2] In combination with one or more other races. The sum of the five race groups adds to more than the total population because individuals may report more than one race.

Source: U.S. Census Bureau, "Annual Estimates of the Population by Sex, Race and Hispanic or Latino Origin for the United States: April 1, 2000 to July 1, 2005 (NC-EST2005-03)"; published 10 May 2006; <http://www.census.gov/popest/national/asrh/NC-EST2005/NC-EST2005-03.xls>.

14 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 14. **Resident Population by Race, Hispanic Origin, and Age: 2000 and 2005**

[In thousands (281,425 represents 281,425,000); except as indicated. 2000, as of April and 2005, as of July. For definition of median, see Guide to Tabular Presentation]

Age group	Total		White alone		Black or African American alone		American Indian, Alaska Native alone		Asian alone		Native Hawaiian, Other Pacific Islander alone		Two or more races		Hispanic or Latino origin [1]		Not Hispanic or Latino White alone	
	2000 [2]	2005	2000 [2]	2005	2000 [2]	2005	2000 [2]	2005	2000 [2]	2005	2000 [2]	2005	2000 [2]	2005	2000 [2]	2005	2000 [2]	2005
Total	**281,425**	**296,410**	**228,107**	**237,855**	**35,705**	**37,909**	**2,664**	**2,863**	**10,589**	**12,687**	**463**	**517**	**3,898**	**4,579**	**35,306**	**42,687**	**195,577**	**198,366**
Under 5 years.	19,176	20,304	14,657	15,515	2,925	3,047	233	199	708	861	41	36	613	647	3,718	4,532	11,288	11,258
5 to 9 years	20,550	19,539	15,688	14,920	3,320	2,942	258	234	716	782	44	42	524	618	3,624	3,952	12,392	11,322
10 to 14 years	20,528	20,858	15,843	15,898	3,221	3,331	264	259	715	792	42	45	443	532	3,163	3,859	12,961	12,379
15 to 19 years	20,219	21,039	15,745	16,193	3,024	3,280	251	269	776	800	44	44	380	453	3,172	3,461	12,836	13,032
20 to 24 years	18,963	21,038	14,826	16,357	2,729	3,077	218	260	848	906	46	47	297	392	3,409	3,732	11,681	12,917
25 to 29 years	19,382	20,066	15,217	15,608	2,645	2,799	204	228	1,019	1,069	42	50	254	312	3,385	4,029	12,077	11,875
30 to 34 years	20,511	20,077	16,349	15,629	2,710	2,676	202	208	980	1,256	39	44	231	264	3,125	3,798	13,451	12,096
35 to 39 years	22,707	21,002	18,372	16,645	2,910	2,727	217	204	937	1,147	38	41	233	239	2,825	3,389	15,753	13,498
40 to 44 years	22,442	22,861	18,346	18,427	2,772	2,894	202	217	870	1,046	33	39	219	237	2,304	3,002	16,213	15,642
45 to 49 years	20,093	22,485	16,615	18,344	2,330	2,735	169	202	770	949	27	34	183	221	1,775	2,423	14,973	16,098
50 to 54 years	17,586	19,998	14,794	16,530	1,846	2,268	135	167	641	822	21	27	149	183	1,361	1,846	13,530	14,820
55 to 59 years	13,469	17,354	11,479	14,591	1,332	1,781	95	133	443	678	15	21	106	149	960	1,403	10,582	13,287
60 to 64 years	10,806	13,002	9,214	11,085	1,082	1,240	70	91	350	467	11	15	78	104	750	975	8,511	10,174
65 to 69 years	9,534	10,131	8,238	8,639	895	976	52	66	279	365	8	11	61	74	599	745	7,675	7,941
70 to 74 years	8,858	8,508	7,799	7,346	742	769	38	48	224	282	6	8	49	56	477	576	7,348	6,804
75 to 79 years	7,416	7,412	6,634	6,523	557	592	27	35	159	214	4	6	36	43	327	443	6,325	6,105
80 to 84 years	4,945	5,643	4,466	5,040	350	407	15	23	90	140	2	3	22	29	180	286	4,296	4,769
85 to 89 years	2,790	3,211	2,525	2,887	200	223	8	12	43	72	1	2	12	16	98	143	2,432	2,751
90 to 94 years	1,113	1,415	1,007	1,268	82	104	3	6	15	29	1	1	4	7	39	65	970	1,207
95 to 99 years	267	400	254	354	27	34	1	2	4	8	–	–	1	2	11	20	243	335
100 years and over . . .	50	70	41	58	7	9	–	1	1	1	–	–	–	1	3	5	39	54
5 to 13 years	37,026	36,087	28,381	27,527	5,923	5,578	471	438	1,288	1,416	78	78	885	1,049	6,186	7,057	22,754	21,099
14 to 17 years	16,093	17,079	12,523	13,081	2,426	2,720	205	219	590	639	33	36	315	384	2,438	2,871	10,290	10,462
18 to 24 years	27,141	29,307	21,197	22,759	3,944	4,332	315	365	1,178	1,225	64	65	444	562	4,744	5,076	16,827	18,089
16 years and over	217,151	231,324	178,790	188,171	25,633	27,881	1,857	2,115	8,304	10,091	328	385	2,237	2,681	24,204	29,600	156,352	160,733
18 years and over	209,130	222,940	172,546	181,732	24,431	26,565	1,755	2,007	8,003	9,771	311	367	2,084	2,499	22,964	28,227	151,245	155,548
16 to 64 years	182,159	194,534	147,826	156,055	22,773	24,768	1,713	1,923	7,489	8,961	305	354	2,051	2,453	22,471	27,316	127,023	130,767
55 years and over	59,267	67,146	51,656	57,791	5,274	6,134	310	417	1,608	2,256	48	67	371	481	3,444	4,663	48,422	53,428
65 years and over	34,992	36,790	30,964	32,115	2,860	3,113	144	192	815	1,111	23	31	186	228	1,734	2,284	29,329	29,966
75 years and over	16,601	18,150	14,927	16,131	1,223	1,368	55	78	312	464	8	12	77	98	657	963	14,306	15,221
85 years and over	4,240	5,096	3,827	4,567	316	369	13	20	63	109	2	3	18	26	151	234	3,685	4,347
Median age (years) . . .	35.3	36.2	36.6	37.6	30.0	30.9	27.7	29.6	32.5	34.5	26.8	29.4	19.8	20.5	25.8	27.2	38.6	40.3

– Represents or rounds to zero. [1] Persons of Hispanic origin may be of any race. [2] April 1, 2000, population estimates base reflects changes to the Census 2000 population from the Count Question Resolution program and geographic program revisions.

Source: U.S. Census Bureau, "Annual Estimates of the Population by Sex, Age and Race for the United States: April 1, 2000 to July 1, 2005(NC-EST2005-04)"; published 10 May 2006; <http://www.census.gov/popest/national/asrh/NC-EST2005-asrh.html>.

Population 15

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 15. Resident Population by Race, Hispanic Origin, and Single Years of Age: 2005

[In thousands, except as indicated (296,410 represents 296,410,000). As of July 1. For derivation of estimates, see text of this section]

Age	Total	Race						Hispanic or Latino origin[1]	Not-Hispanic or Latino White alone
		White alone	Black or African American alone	American Indian, Alaska Native alone	Asian alone	Native Hawaiian and Other Pacific Islander alone	Two or more races		
Total	**296,410**	**237,855**	**37,909**	**2,863**	**12,687**	**517**	**4,579**	**42,687**	**198,366**
Under 5 yrs. old	20,304	15,515	3,047	199	861	36	647	4,532	11,258
Under 1 yr. old	4,107	3,134	612	41	176	8	136	932	2,262
1 yr. old	4,086	3,118	611	40	175	7	133	936	2,243
2 yrs. old	4,042	3,093	599	40	175	7	129	911	2,237
3 yrs. old	4,007	3,066	604	39	166	7	125	885	2,231
4 yrs. old	4,062	3,104	620	39	169	7	124	869	2,285
5 to 9 yrs. old	19,539	14,920	2,942	234	782	42	618	3,952	11,322
5 yrs. old	3,906	2,985	587	45	154	8	130	821	2,234
6 yrs. old	3,865	2,950	578	47	152	9	129	785	2,239
7 yrs. old	3,876	2,955	586	47	156	8	124	781	2,246
8 yrs. old	3,903	2,980	590	47	159	8	119	779	2,271
9 yrs. old	3,986	3,049	602	48	162	9	116	786	2,333
10 to 14 yrs. old	20,858	15,898	3,331	259	792	45	532	3,859	12,379
10 yrs. old	4,051	3,093	629	48	159	9	113	786	2,376
11 yrs. old	4,086	3,110	650	50	158	9	109	777	2,401
12 yrs. old	4,170	3,171	674	52	158	9	105	774	2,466
13 yrs. old	4,241	3,233	683	54	159	9	104	768	2,533
14 yrs. old	4,309	3,290	695	55	158	9	102	755	2,603
15 to 19 yrs. old	21,039	16,193	3,280	269	800	44	453	3,461	13,032
15 yrs. old	4,386	3,352	708	56	161	9	100	744	2,674
16 yrs. old	4,223	3,236	670	54	161	9	93	692	2,604
17 yrs. old	4,160	3,203	647	54	159	9	89	681	2,581
18 yrs. old	4,119	3,185	629	52	157	9	86	670	2,573
19 yrs. old	4,150	3,217	625	53	162	9	84	674	2,599
20 to 24 yrs. old	21,038	16,357	3,077	260	906	47	392	3,732	12,917
20 yrs. old	4,181	3,249	622	53	166	9	82	688	2,617
21 yrs. old	4,117	3,197	608	52	171	9	79	704	2,550
22 yrs. old	4,199	3,267	613	53	178	9	78	748	2,577
23 yrs. old	4,245	3,301	616	51	189	10	77	786	2,575
24 yrs. old	4,296	3,342	617	51	200	10	75	806	2,598
25 to 29 yrs. old	20,066	15,608	2,799	228	1,069	50	312	4,029	11,875
25 yrs. old	4,288	3,331	619	50	206	11	71	831	2,563
26 yrs. old	4,084	3,173	581	47	208	10	66	803	2,431
27 yrs. old	3,965	3,090	548	45	209	10	61	803	2,349
28 yrs. old	3,913	3,047	536	44	218	10	58	800	2,305
29 yrs. old	3,815	2,965	514	42	229	9	55	793	2,227
30 to 34 yrs. old	20,077	15,629	2,676	208	1,256	44	264	3,798	12,096
30 yrs. old	3,928	3,052	524	42	246	9	54	792	2,315
31 yrs. old	3,817	2,960	507	41	248	9	52	761	2,252
32 yrs. old	3,909	3,025	528	41	255	9	52	757	2,320
33 yrs. old	4,097	3,191	546	42	257	9	52	748	2,496
34 yrs. old	4,327	3,400	570	43	251	9	53	740	2,713
35 to 39 yrs. old	21,002	16,645	2,727	204	1,147	41	239	3,389	13,498
35 yrs. old	4,412	3,479	574	43	254	9	53	741	2,792
36 yrs. old	4,170	3,304	530	41	238	8	49	686	2,667
37 yrs. old	4,094	3,239	533	40	228	8	46	672	2,615
38 yrs. old	4,104	3,268	531	40	212	8	45	645	2,670
39 yrs. old	4,222	3,354	558	41	214	8	46	646	2,754
40 to 44 yrs. old	22,861	18,427	2,894	217	1,046	39	237	3,002	15,642
40 yrs. old	4,511	3,598	593	44	220	8	48	653	2,992
41 yrs. old	4,581	3,677	586	44	217	8	48	627	3,095
42 yrs. old	4,565	3,677	576	43	214	8	47	596	3,125
43 yrs. old	4,578	3,712	570	43	199	8	47	576	3,178
44 yrs. old	4,625	3,763	570	43	195	8	47	551	3,252
45 to 49 yrs. old	22,485	18,344	2,735	202	949	34	221	2,423	16,098
45 yrs. old	4,707	3,810	593	44	205	8	47	555	3,295
46 yrs. old	4,514	3,677	555	41	190	7	45	500	3,214
47 yrs. old	4,516	3,690	544	40	190	7	44	476	3,249
48 yrs. old	4,461	3,653	535	39	183	6	43	458	3,229
49 yrs. old	4,287	3,512	509	37	181	6	41	434	3,111

See footnote at end of table.

16 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 15. **Resident Population by Race, Hispanic Origin, and Single Years of Age: 2005**—Con.

[In thousands, except as indicated (296,410 represents 296,410,000). As of July 1. For derivation of estimates, see text of this section]

Age	Total	Race						Hispanic or Latino origin [1]	Not-Hispanic or Latino White alone
		White alone	Black or African American alone	American Indian, Alaska Native alone	Asian alone	Native Hawaiian and Other Pacific Islander alone	Two or more races		
50 to 54 yrs. old	19,998	16,530	2,268	167	822	27	183	1,846	14,820
50 yrs. old	4,306	3,533	507	37	182	6	41	425	3,139
51 yrs. old	4,119	3,398	473	35	170	6	38	388	3,039
52 yrs. old	3,981	3,298	444	33	164	5	37	364	2,961
53 yrs. old	3,847	3,195	424	32	156	5	34	340	2,880
54 yrs. old	3,746	3,106	420	30	151	5	33	329	2,802
55 to 59 yrs. old	17,354	14,591	1,781	133	678	21	149	1,403	13,287
55 yrs. old	3,731	3,082	421	30	160	5	33	327	2,779
56 yrs. old	3,583	2,991	383	28	145	5	31	294	2,718
57 yrs. old	3,549	2,991	360	27	137	4	30	281	2,730
58 yrs. old	3,721	3,191	341	27	127	4	31	267	2,943
59 yrs. old	2,770	2,336	276	21	109	4	24	235	2,118
60 to 64 yrs. old	13,002	11,085	1,240	91	467	15	104	975	10,174
60 yrs. old	2,757	2,329	275	21	105	4	23	224	2,121
61 yrs. old	2,709	2,308	259	19	98	3	22	207	2,115
62 yrs. old	2,797	2,406	256	19	92	3	22	196	2,222
63 yrs. old	2,461	2,103	231	17	88	3	19	179	1,935
64 yrs. old	2,278	1,939	219	16	83	3	18	169	1,781
65 to 69 yrs. old	10,131	8,639	976	66	365	11	74	745	7,941
65 yrs. old	2,209	1,871	220	15	83	3	17	168	1,714
66 yrs. old	2,092	1,787	198	14	75	2	16	155	1,642
67 yrs. old	2,044	1,746	195	13	73	2	15	149	1,607
68 yrs. old	1,916	1,636	183	12	69	2	14	139	1,506
69 yrs. old	1,871	1,599	180	12	66	2	13	134	1,473
70 to 74 yrs. old	8,508	7,346	769	48	282	8	56	576	6,804
70 yrs. old	1,863	1,595	179	11	64	2	13	133	1,470
71 yrs. old	1,693	1,452	159	10	58	2	12	118	1,341
72 yrs. old	1,683	1,449	155	10	57	2	11	112	1,344
73 yrs. old	1,650	1,433	143	9	52	1	10	108	1,331
74 yrs. old	1,619	1,417	133	8	50	1	10	105	1,318
75 to 79 yrs. old	7,412	6,523	592	35	214	6	43	443	6,105
75 yrs. old	1,627	1,420	137	8	50	1	10	105	1,321
76 yrs. old	1,516	1,332	122	7	45	1	9	94	1,243
77 yrs. old	1,491	1,315	117	7	43	1	9	88	1,231
78 yrs. old	1,429	1,263	111	6	39	1	8	80	1,187
79 yrs. old	1,349	1,194	105	6	36	1	8	75	1,122
80 to 84 yrs. old	5,643	5,040	407	23	140	3	29	286	4,769
80 yrs. old	1,311	1,163	100	6	35	1	7	71	1,096
81 yrs. old	1,218	1,086	89	5	31	1	6	63	1,026
82 yrs. old	1,114	994	81	4	28	1	6	57	941
83 yrs. old	1,045	937	73	4	25	1	5	51	868
84 yrs. old	954	860	64	4	22	–	5	45	818
85 to 89 yrs. old	3,211	2,887	223	12	72	2	16	143	2,751
90 to 94 yrs. old	1,415	1,268	104	6	29	1	7	65	1,207
95 to 99 yrs. old	400	354	34	2	8	–	2	20	335
100 yrs. old and over	70	58	9	1	1	–	1	5	54
Median age (yr.)	36.2	37.6	30.9	29.6	34.5	29.4	20.5	27.2	40.3

– Represents or rounds to zero. [1] Persons of Hispanic origin may be of any race.

Source: U.S. Census Bureau, "Annual Estimates of the Population by Sex, Age and Race for the United States: April 1, 2000 to July 1, 2005(NC-EST2005-04)"; published 10 May 2006; <http://www.census.gov/popest/national/asrh/NC-EST2005-asrh.html>.

Population 17

U.S. Census Bureau, Statistical Abstract of the United States: 2007

18 Population

Table 16. **Resident Population by Race, Hispanic Origin Status, and Age—Projections: 2010 and 2015**

[In thousands (308,936 represents 308,936,000), except as indicated. As of July 1. For definition of median, see Guide to Tabular Presentation. Projections are based on middle series of assumptions; see headnote, Table 3]

Age group	Total		White alone		Black alone		Asian alone		All other races [1]		Hispanic origin [2]		White alone, not of Hispanic origin	
	2010	2015	2010	2015	2010	2015	2010	2015	2010	2015	2010	2015	2010	2015
Total	**308,936**	**322,366**	**244,995**	**252,850**	**40,454**	**42,927**	**14,241**	**16,099**	**9,246**	**10,489**	**47,756**	**53,647**	**201,112**	**203,649**
Under 5 years	21,426	22,358	15,995	16,556	3,332	3,498	919	987	1,181	1,318	4,824	5,201	11,647	11,884
5 to 9 years	20,706	21,623	15,639	16,114	3,127	3,347	888	976	1,052	1,186	4,515	4,927	11,553	11,668
10 to 14 years	19,767	20,984	15,049	15,799	2,976	3,163	834	963	909	1,059	4,057	4,660	11,361	11,577
15 to 19 years	21,336	20,243	16,203	15,341	3,396	3,043	886	937	851	922	4,162	4,338	12,401	11,390
20 to 24 years	21,676	21,810	16,591	16,473	3,357	3,451	943	1,020	785	866	3,927	4,472	12,992	12,380
25 to 29 years	21,375	22,195	16,495	16,890	3,130	3,413	1,041	1,093	709	799	3,878	4,162	12,919	13,069
30 to 34 years	20,271	21,858	15,654	16,727	2,856	3,180	1,166	1,231	595	720	3,973	4,035	11,977	13,004
35 to 39 years	20,137	20,543	15,597	15,758	2,701	2,880	1,319	1,303	520	601	3,769	4,052	12,096	12,009
40 to 44 years	20,984	20,250	16,566	15,616	2,724	2,697	1,208	1,414	486	523	3,343	3,799	13,466	12,088
45 to 49 years	22,654	20,926	18,213	16,473	2,844	2,685	1,105	1,282	492	486	2,939	3,342	15,489	13,374
50 to 54 years	22,173	22,376	18,066	17,966	2,657	2,768	997	1,154	453	487	2,371	2,916	15,870	15,264
55 to 59 years	19,507	21,649	16,102	17,637	2,176	2,546	857	1,023	372	444	1,806	2,331	14,431	15,479
60 to 64 years	16,679	18,761	14,004	15,484	1,674	2,044	706	873	295	359	1,365	1,755	12,736	13,860
65 to 69 years	12,172	15,621	10,357	13,125	1,127	1,518	489	701	199	278	941	1,301	9,477	11,918
70 to 74 years	9,097	10,987	7,767	9,363	838	979	355	463	138	181	694	870	7,117	8,552
75 to 79 years	7,186	7,761	6,226	6,641	622	688	244	313	94	119	510	617	5,747	6,065
80 to 84 years	5,665	5,600	5,005	4,861	440	471	158	194	61	74	359	423	4,666	4,464
85 to 89 years	3,713	3,857	3,321	3,404	274	303	83	108	34	42	204	268	3,128	3,152
90 to 94 years	1,727	2,069	1,546	1,839	136	165	31	46	14	19	84	128	1,467	1,718
95 to 99 years	569	723	503	636	53	68	8	13	4	6	28	41	476	598
100 years and over	114	173	98	147	14	22	1	2	1	1	6	10	92	138
5 to 13 years	36,439	38,418	27,613	28,744	5,491	5,885	1,550	1,747	1,786	2,041	7,760	8,670	20,580	20,909
14 to 17 years	16,566	16,243	12,589	12,301	2,597	2,430	695	742	685	770	3,291	3,513	9,586	9,108
18 to 24 years	30,481	30,000	23,280	22,682	4,768	4,689	1,307	1,408	1,125	1,221	5,611	6,214	18,142	16,998
16 years and over	242,936	253,361	195,194	201,321	30,383	32,319	11,427	12,988	5,933	6,733	33,541	37,977	164,179	166,259
18 years and over	234,504	245,347	188,799	195,250	29,034	31,114	11,077	12,623	5,594	6,361	31,881	36,263	159,300	161,747
16 to 64 years	202,693	206,570	160,372	161,303	26,877	28,106	10,056	11,147	5,387	6,013	30,715	34,321	132,007	129,655
55 years and over	76,429	87,201	64,928	73,139	7,355	8,802	2,934	3,737	1,213	1,523	5,997	7,742	59,339	65,942
65 years and over	40,244	46,791	34,821	40,018	3,505	4,212	1,371	1,841	546	720	2,826	3,656	32,171	36,604
75 years and over	18,974	20,182	16,698	17,529	1,540	1,716	527	676	209	261	1,191	1,485	15,577	16,134
85 years and over	6,123	6,822	5,467	6,027	478	558	125	169	54	69	322	446	5,163	5,606
Median age (yrs.)	37.0	37.4	38.6	38.9	31.5	32.4	36.7	38.3	24.0	24.4	28.1	28.8	41.3	42.1

[1] Includes 2 or more races. [2] Persons of Hispanic origin may be of any race.

Source: U.S. Census Bureau, "U.S. Interim Projections by Age, Sex, Race, and Hispanic Origin"; published March 2004; <http://www.census.gov/ipc/www/usinterimproj/>.

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Figure 1.1
Center of Population: 1790 to 2000

[Prior to 1960, excludes Alaska and Hawaii. The median center is located at the intersection of two median lines, a north-south line constructed so that half of the nation's population lives east and half lives west of it, and an east-west line selected so that half of the nation's population lives north and half lives south of it. The mean center of population is that point at which an imaginary, flat, weightless, and rigid map of the United States would balance if weights of identical value were placed on it so that each weight represented the location of one person on the date of the census]

Year	Median center		Mean center		
	Latitude-N	Longitude	Latitude-N	Longitude-W	Approximate location
1790 (August 2)	(NA)	(NA)	39 16 30	76 11 12	In Kent County, MD, 23 miles E of Baltimore MD
1850 (June 1). .	(NA)	(NA)	38 59 00	81 19 00	In Wirt County, WV, 23 miles SE of Parkersburg, WV[1]
1900 (June 1). .	40 03 32	84 49 01	39 09 36	85 48 54	In Bartholomew County, IN, 6 miles SE of Columbus, IN
1950 (April 1) . .	40 00 12	84 56 51	38 50 21	88 09 33	In Richland County, IL, 8 miles NNW of Olney, IL
1960 (April 1) . .	39 56 25	85 16 60	38 35 58	89 12 35	In Clinton County, IL, 6.5 miles NW of Centralia, IL
1970 (April 1) . .	39 47 43	85 31 43	38 27 47	89 42 22	In St. Clair County, IL, 5.3 miles ESE of Mascoutah, IL
1980 (April 1) . .	39 18 60	86 08 15	38 08 13	90 34 26	In Jefferson County, MO, .25 mile W of DeSoto, MO
1990 (April 1) . .	38 57 55	86 31 53	37 52 20	91 12 55	In Crawford County, MO, 10 miles SE of Steelville, MO
2000 (April 1) . .	38 45 23	86 55 51	37 41 49	91 48 34	In Phelps County, MO, 3 miles E of Edgar Springs, MO

NA Not available. [1]West Virginia was set off from Virginia, Dec. 31, 1862, and admitted as a state, June 19, 1863.

IOWA
ILLINOIS
INDIANA
OHIO
PENNSYLVANIA
Springfield
Indianapolis
Columbus
Pittsburgh
Baltimore
St. Louis
Louisville
Charleston
Richmond
WEST VIRGINIA
KENTUCKY
VIRGINIA
MISSOURI
DC
MD
Mean Center of Population

INDIANA
OHIO
Indianapolis
Cincinnati
Median Center of Population

Population 19

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 17. **Resident Population—States: 1980 to 2005**

[In thousands (226,546 represents 226,546,000). 1980, 1990, and 2000 data as of April 1, data for other years as of July 1. Insofar as possible, population shown for all years is that of present area of state. See Appendix III]

State	1980 [1]	1990 [2]	1995	2000 [3]	2001	2002	2003	2004	2005
United States	**226,546**	**248,791**	**266,278**	**281,425**	**285,108**	**287,985**	**290,850**	**293,657**	**296,410**
Alabama	3,894	4,040	4,297	4,447	4,467	4,480	4,502	4,525	4,558
Alaska	402	550	604	627	632	641	649	658	664
Arizona	2,718	3,665	4,432	5,131	5,296	5,438	5,578	5,740	5,939
Arkansas	2,286	2,351	2,535	2,673	2,692	2,707	2,726	2,750	2,779
California	23,668	29,811	31,697	33,872	34,527	34,988	35,457	35,842	36,132
Colorado	2,890	3,294	3,827	4,302	4,427	4,498	4,548	4,602	4,665
Connecticut	3,108	3,287	3,324	3,406	3,432	3,458	3,486	3,499	3,510
Delaware	594	666	730	784	795	806	818	830	844
District of Columbia	638	607	581	572	569	565	558	554	551
Florida	9,746	12,938	14,538	15,983	16,351	16,678	16,993	17,385	17,790
Georgia	5,463	6,478	7,328	8,187	8,416	8,582	8,747	8,918	9,073
Hawaii	965	1,108	1,197	1,212	1,222	1,234	1,248	1,262	1,275
Idaho	944	1,007	1,177	1,294	1,321	1,344	1,368	1,395	1,429
Illinois	11,427	11,431	12,008	12,420	12,519	12,587	12,650	12,712	12,763
Indiana	5,490	5,544	5,851	6,081	6,126	6,155	6,196	6,227	6,272
Iowa	2,914	2,777	2,867	2,926	2,931	2,934	2,941	2,953	2,966
Kansas	2,364	2,478	2,601	2,689	2,701	2,712	2,724	2,734	2,745
Kentucky	3,661	3,687	3,887	4,042	4,067	4,089	4,117	4,142	4,173
Louisiana	4,206	4,222	4,379	4,469	4,465	4,475	4,490	4,507	4,524
Maine	1,125	1,228	1,243	1,275	1,286	1,297	1,308	1,315	1,322
Maryland	4,217	4,781	5,070	5,297	5,380	5,442	5,512	5,561	5,600
Massachusetts	5,737	6,016	6,141	6,349	6,395	6,412	6,418	6,407	6,399
Michigan	9,262	9,295	9,676	9,938	10,003	10,039	10,078	10,104	10,121
Minnesota	4,076	4,376	4,660	4,919	4,985	5,024	5,062	5,097	5,133
Mississippi	2,521	2,575	2,723	2,845	2,858	2,866	2,881	2,901	2,921
Missouri	4,917	5,117	5,378	5,597	5,643	5,681	5,719	5,760	5,800
Montana	787	799	877	902	906	910	918	927	936
Nebraska	1,570	1,578	1,657	1,711	1,719	1,727	1,738	1,748	1,759
Nevada	800	1,202	1,582	1,998	2,095	2,168	2,242	2,333	2,415
New Hampshire	921	1,109	1,158	1,236	1,259	1,275	1,288	1,299	1,310
New Jersey	7,365	7,748	8,083	8,414	8,505	8,576	8,640	8,685	8,718
New Mexico	1,303	1,515	1,720	1,819	1,833	1,855	1,879	1,903	1,928
New York	17,558	17,991	18,524	18,977	19,091	19,165	19,228	19,281	19,255
North Carolina	5,882	6,632	7,345	8,046	8,198	8,313	8,422	8,540	8,683
North Dakota	653	639	648	642	636	634	633	636	637
Ohio	10,798	10,847	11,203	11,353	11,385	11,405	11,432	11,450	11,464
Oklahoma	3,025	3,146	3,308	3,451	3,466	3,487	3,505	3,524	3,548
Oregon	2,633	2,842	3,184	3,421	3,473	3,522	3,563	3,591	3,641
Pennsylvania	11,864	11,883	12,198	12,281	12,296	12,324	12,365	12,394	12,430
Rhode Island	947	1,003	1,017	1,048	1,058	1,069	1,076	1,080	1,076
South Carolina	3,122	3,486	3,749	4,012	4,060	4,103	4,147	4,198	4,255
South Dakota	691	696	738	755	758	760	765	771	776
Tennessee	4,591	4,877	5,327	5,689	5,747	5,790	5,842	5,893	5,963
Texas	14,229	16,986	18,959	20,852	21,334	21,722	22,099	22,472	22,860
Utah	1,461	1,723	2,014	2,233	2,288	2,337	2,379	2,421	2,470
Vermont	511	563	589	609	613	616	619	621	623
Virginia	5,347	6,189	6,671	7,079	7,192	7,286	7,383	7,481	7,567
Washington	4,132	4,867	5,481	5,894	5,992	6,066	6,131	6,207	6,288
West Virginia	1,950	1,793	1,824	1,808	1,801	1,805	1,810	1,813	1,817
Wisconsin	4,706	4,892	5,185	5,364	5,404	5,439	5,472	5,504	5,536
Wyoming	470	454	485	494	494	499	502	506	509

[1] See footnote 3, Table 1. [2] The April 1, 1990, census counts include corrections processed through August 1997, results of special censuses and test censuses, and do not include adjustments for census coverage errors. [3] Reflects modifications to the Census 2000 population as documented in the Count Question Resolution program and geographic program revisions.

Source: U.S. Census Bureau, Current Population Reports, P25-1106; "Table CO-EST2001-12-00—Time Series of Intercensal State Population Estimates: April 1, 1990 to April 1, 2000"; published 11 April 2002; <http://www.census.gov/popest/archives/2000s/vintage2001/CO-EST2001-12/CO-EST2001-12-00.html>; and "Table 1: Annual Estimates of the Population for the United States and States, and for Puerto Rico: April 1, 2000 to July 1, 2005 (NST-EST2005-01)"; published 22 December 2005; <http://www.census.gov/popest/states/NST-ann-est.html>.

20 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 18. State Population—Rank, Percent Change, and Population Density: 1980 to 2005

[**As of April 1, except 2005, as of July 1.** Insofar as possible, population shown for all years is that of present area of state. For area figures of states, see Table 345. Minus sign (-) indicates decrease. See Appendix III]

State	Rank				Percent change			Population per sq. mile of land area [1]		
	1980	1990	2000	2005	1980–1990	1990–2000	2000–2005	1990	2000	2005
United States	(X)	(X)	(X)	(X)	9.8	13.1	5.3	70.3	79.6	83.8
Alabama	22	22	23	23	3.8	10.1	2.5	79.6	87.6	89.8
Alaska	50	49	48	47	36.9	14.0	5.9	1.0	1.1	1.2
Arizona	29	24	20	17	34.8	40.0	15.8	32.3	45.2	52.3
Arkansas	33	33	33	32	2.8	13.7	4.0	45.1	51.3	53.4
California	1	1	1	1	26.0	13.6	6.7	191.1	217.2	231.7
Colorado	28	26	24	22	14.0	30.6	8.4	31.8	41.5	45.0
Connecticut	25	27	29	29	5.8	3.6	3.1	678.5	702.9	724.5
Delaware	47	46	45	45	12.1	17.6	7.6	341.0	401.1	431.8
District of Columbia	(X)	(X)	(X)	(X)	-4.9	-5.7	-3.8	9,884.4	9,316.4	8,966.1
Florida	7	4	4	4	32.7	23.5	11.3	239.9	296.4	329.9
Georgia	13	11	10	9	18.6	26.4	10.8	111.9	141.4	156.7
Hawaii	39	41	42	42	14.9	9.3	5.3	172.6	188.6	198.5
Idaho	41	42	39	39	6.7	28.5	10.4	12.2	15.6	17.3
Illinois	5	6	5	5	(Z)	8.7	2.8	205.6	223.4	229.6
Indiana	12	14	14	15	1.0	9.7	3.1	154.6	169.5	174.9
Iowa	27	30	30	30	-4.7	5.4	1.4	49.7	52.4	53.1
Kansas	32	32	32	33	4.8	8.5	2.1	30.3	32.9	33.5
Kentucky	23	23	25	26	0.7	9.6	3.2	92.8	101.7	105.0
Louisiana	19	21	22	24	0.4	5.9	1.2	96.9	102.6	103.8
Maine	38	38	40	40	9.2	3.8	3.7	39.8	41.3	42.8
Maryland	18	19	19	19	13.4	10.8	5.7	489.1	541.9	573.0
Massachusetts	11	13	13	13	4.9	5.5	0.8	767.4	809.8	816.2
Michigan	8	8	8	8	0.4	6.9	1.8	163.6	175.0	178.2
Minnesota	21	20	21	21	7.4	12.4	4.3	55.0	61.8	64.5
Mississippi	31	31	31	31	2.2	10.5	2.7	54.9	60.6	62.3
Missouri	15	15	17	18	4.1	9.4	3.6	74.3	81.2	84.2
Montana	44	44	44	44	1.6	12.9	3.7	5.5	6.2	6.4
Nebraska	35	36	38	38	0.5	8.4	2.8	20.5	22.3	22.9
Nevada	43	39	35	35	50.1	66.3	20.8	10.9	18.2	22.0
New Hampshire	42	40	41	41	20.5	11.4	6.0	123.7	137.8	146.1
New Jersey	9	9	9	10	5.2	8.6	3.6	1,044.5	1,134.4	1,175.3
New Mexico	37	37	36	36	16.3	20.1	6.0	12.5	15.0	15.9
New York	2	2	3	3	2.5	5.5	1.5	381.0	401.9	407.8
North Carolina	10	10	11	11	12.8	21.3	7.9	136.2	165.2	178.3
North Dakota	46	47	47	48	-2.1	0.5	-0.9	9.3	9.3	9.2
Ohio	6	7	7	7	0.5	4.7	1.0	264.9	277.3	280.0
Oklahoma	26	28	27	28	4.0	9.7	2.8	45.8	50.3	51.7
Oregon	30	29	28	27	7.9	20.4	6.4	29.6	35.6	37.9
Pennsylvania	4	5	6	6	0.2	3.4	1.2	265.1	274.0	277.3
Rhode Island	40	43	43	43	5.9	4.5	2.7	960.3	1,003.2	1,029.9
South Carolina	24	25	26	25	11.7	15.1	6.1	115.8	133.2	141.3
South Dakota	45	45	46	46	0.8	8.5	2.8	9.2	9.9	10.2
Tennessee	17	17	16	16	6.2	16.7	4.8	118.3	138.0	144.7
Texas	3	3	2	2	19.4	22.8	9.6	64.9	79.6	87.3
Utah	36	35	34	34	17.9	29.6	10.6	21.0	27.2	30.1
Vermont	48	48	49	49	10.0	8.2	2.3	60.8	65.8	67.4
Virginia	14	12	12	12	15.8	14.4	6.9	156.3	178.8	191.1
Washington	20	18	15	14	17.8	21.1	6.7	73.1	88.6	94.5
West Virginia	34	34	37	37	-8.0	0.8	0.5	74.5	75.1	75.5
Wisconsin	16	16	18	20	4.0	9.6	3.2	90.1	98.8	101.9
Wyoming	49	50	50	50	-3.4	8.9	3.1	4.7	5.1	5.2

X Not applicable. Z Less than 0.05 percent. [1] Persons per square mile were calculated on the basis of land area data from the 2000 census.

Source: U.S. Census Bureau, Current Population Reports, P25-1106; "ST-99-3 State Population Estimates: Annual Time Series, July 1, 1990, to July 1, 1999"; published 29 December 1999; <http://www.census.gov/population/estimates/state/st-99-3.txt>; *Population Change and Distribution: 1990 to 2000, Census 2000 Brief*, (C2KBR/01-2), April 2001; and "Table 2: Cumulative Estimates of Population Change for the United States and States, and for Puerto Rico and State Rankings: April 1, 2000 to July 1, 2005 (NST-EST2005-02);" published 22 December 2005; <http://www.census.gov/popest/states/NST-pop-chg.html>.

Population 21

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 19. **State Resident Population—Projections: 2010 to 2030**

[**As of July 1**. These projections were produced in correspondence with the U.S. interim projections released in March 2004 (see Table 3). They were developed for each of the 50 states and the District of Columbia by age and sex for the years 2000 to 2030, based on Census 2000 results. These projections differ from forecasts in that they represent the results of the mathematical projection model given that current state-specific trends in fertility, mortality, internal migration and international migration continue. The projections to 2005 have been superseded by population estimates which are shown in Table 17. Minus sign (–) indicates decrease]

State	Number (1,000)					Change, 2000–2030		Rank	
	2010	2015	2020	2025	2030	Number (1,000)	Percent	Total population, 2030	Percent change, 2000–2030
United States	**308,936**	**322,366**	**335,805**	**349,439**	**363,584**	**82,163**	**29.2**	**(X)**	**(X)**
Alabama	4,596	4,663	4,729	4,800	4,874	427	9.6	24	35
Alaska	694	733	774	821	868	241	38.4	46	12
Arizona	6,637	7,495	8,456	9,532	10,712	5,582	108.8	10	2
Arkansas	2,875	2,969	3,060	3,151	3,240	567	21.2	32	21
California	38,067	40,123	42,207	44,305	46,445	12,573	37.1	1	13
Colorado	4,832	5,049	5,279	5,523	5,792	1,491	34.7	22	14
Connecticut	3,577	3,635	3,676	3,691	3,689	283	8.3	30	38
Delaware	884	927	963	991	1,013	229	29.2	45	18
District of Columbia	530	506	481	455	433	–139	–24.2	(X)	(X)
Florida	19,252	21,204	23,407	25,912	28,686	12,703	79.5	3	3
Georgia	9,589	10,231	10,844	11,439	12,018	3,831	46.8	8	8
Hawaii	1,341	1,386	1,412	1,439	1,466	255	21.0	41	22
Idaho	1,517	1,630	1,741	1,853	1,970	676	52.2	37	6
Illinois	12,917	13,097	13,237	13,341	13,433	1,014	8.2	5	39
Indiana	6,392	6,518	6,627	6,721	6,810	730	12.0	18	31
Iowa	3,010	3,026	3,020	2,993	2,955	29	1.0	34	48
Kansas	2,805	2,853	2,891	2,919	2,940	252	9.4	35	36
Kentucky	4,265	4,351	4,424	4,490	4,555	513	12.7	27	30
Louisiana	4,613	4,674	4,719	4,762	4,803	334	7.5	26	41
Maine	1,357	1,389	1,409	1,414	1,411	136	10.7	42	32
Maryland	5,905	6,208	6,498	6,763	7,022	1,726	32.6	16	16
Massachusetts	6,649	6,759	6,856	6,939	7,012	663	10.4	17	33
Michigan	10,429	10,599	10,696	10,714	10,694	756	7.6	11	40
Minnesota	5,421	5,668	5,901	6,109	6,306	1,387	28.2	20	20
Mississippi	2,971	3,014	3,045	3,069	3,092	248	8.7	33	37
Missouri	5,922	6,070	6,200	6,315	6,430	835	14.9	19	27
Montana	969	999	1,023	1,037	1,045	143	15.8	44	25
Nebraska	1,769	1,789	1,803	1,813	1,820	109	6.4	38	42
Nevada	2,691	3,058	3,452	3,863	4,282	2,284	114.3	28	1
New Hampshire	1,386	1,457	1,525	1,586	1,646	411	33.2	40	15
New Jersey	9,018	9,256	9,462	9,637	9,802	1,388	16.5	13	24
New Mexico	1,980	2,042	2,084	2,107	2,100	281	15.4	36	26
New York	19,444	19,547	19,577	19,540	19,477	501	2.6	4	46
North Carolina	9,346	10,011	10,709	11,449	12,228	4,178	51.9	7	7
North Dakota	637	635	630	621	607	–36	–5.5	49	50
Ohio	11,576	11,635	11,644	11,606	11,551	197	1.7	9	47
Oklahoma	3,592	3,662	3,736	3,821	3,913	463	13.4	29	29
Oregon	3,791	4,013	4,260	4,536	4,834	1,413	41.3	25	10
Pennsylvania	12,584	12,711	12,787	12,802	12,768	487	4.0	6	45
Rhode Island	1,117	1,140	1,154	1,158	1,153	105	10.0	43	34
South Carolina	4,447	4,642	4,823	4,990	5,149	1,137	28.3	23	19
South Dakota	786	797	802	802	800	46	6.0	47	43
Tennessee	6,231	6,502	6,781	7,073	7,381	1,691	29.7	15	17
Texas	24,649	26,586	28,635	30,865	33,318	12,466	59.8	2	4
Utah	2,595	2,783	2,990	3,226	3,485	1,252	56.1	31	5
Vermont	653	673	691	703	712	103	16.9	48	23
Virginia	8,010	8,467	8,917	9,364	9,825	2,747	38.8	12	11
Washington	6,542	6,951	7,432	7,996	8,625	2,731	46.3	14	9
West Virginia	1,829	1,823	1,801	1,766	1,720	–88	–4.9	39	49
Wisconsin	5,727	5,883	6,005	6,088	6,151	787	14.7	21	28
Wyoming	520	528	531	529	523	29	5.9	50	44

X Not applicable.

Source: U.S. Census Bureau, "Table A1: Interim Projections of the Total Population for the United States and States: April 1, 2000 to July 1, 2030"; published 21 April 2005; <http://www.census.gov/population/www/projections/projectionsagesex.html>.

22 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 20. **State Resident Population—Components of Change: 2000 to 2005**

[Covers period April 1, 2000, to July 1, 2005. Minus sign (–) indicates net decrease or net outflow]

State	Numeric population change [1]	Births	Deaths	Natural increase (births minus deaths)	Net internal migration	Net international migration
United States	**14,985,802**	**21,329,804**	**12,677,943**	**8,651,861**	**(X)**	**6,333,941**
Alabama	110,457	319,544	242,126	77,418	10,521	25,936
Alaska	36,730	53,132	16,542	36,590	–4,619	5,800
Arizona	808,660	462,739	221,007	241,732	408,160	168,078
Arkansas	105,756	198,800	146,586	52,214	35,664	21,947
California	2,260,494	2,781,539	1,224,427	1,557,112	–664,460	1,415,879
Colorado	363,162	353,091	147,770	205,321	47,740	112,217
Connecticut	104,695	222,222	154,795	67,427	–34,273	75,991
Delaware	59,924	58,699	36,721	21,978	27,912	11,226
District of Columbia	–21,538	42,502	30,109	12,393	–53,550	20,618
Florida	1,807,040	1,115,565	869,507	246,058	1,057,619	528,085
Georgia	885,760	718,764	342,659	376,105	232,666	192,844
Hawaii	63,657	96,028	47,917	48,111	–13,112	30,068
Idaho	135,140	111,131	52,247	58,884	61,273	14,522
Illinois	343,724	959,470	553,045	406,425	–391,031	328,020
Indiana	191,456	451,681	292,193	159,488	–17,000	55,656
Iowa	39,952	197,163	143,457	53,706	–41,140	29,386
Kansas	55,863	204,663	128,525	76,138	–57,763	38,222
Kentucky	131,120	287,222	210,066	77,156	32,169	27,435
Louisiana	54,670	350,818	220,929	129,889	–89,547	20,174
Maine	46,582	71,276	64,863	6,413	36,804	5,004
Maryland	303,882	395,775	230,068	165,707	9,752	108,972
Massachusetts	49,638	426,232	294,903	131,329	–236,415	162,674
Michigan	182,380	691,897	456,137	235,760	–165,084	122,901
Minnesota	213,307	358,012	196,760	161,252	–16,768	70,800
Mississippi	76,432	228,849	148,116	80,733	–10,578	10,653
Missouri	203,627	401,148	285,745	115,403	26,979	42,690
Montana	33,475	58,001	44,327	13,674	18,933	2,141
Nebraska	47,522	132,394	80,290	52,104	–26,206	22,199
Nevada	416,550	170,451	88,790	81,661	270,945	66,098
New Hampshire	74,154	75,060	51,188	23,872	40,861	11,107
New Jersey	303,578	604,110	383,890	220,220	–194,901	290,194
New Mexico	109,338	143,617	69,220	74,397	9,527	27,974
New York	277,809	1,345,482	817,606	527,876	–1,001,100	667,007
North Carolina	636,751	627,309	379,212	248,097	232,448	158,224
North Dakota	–5,527	40,890	30,607	10,283	–18,568	3,687
Ohio	110,897	789,312	571,435	217,877	–177,150	75,142
Oklahoma	97,232	264,324	183,571	80,753	–15,418	36,546
Oregon	219,620	236,557	161,361	75,196	77,821	72,263
Pennsylvania	148,562	761,887	674,287	87,600	–28,012	102,470
Rhode Island	27,870	66,973	51,753	15,220	–4,964	18,965
South Carolina	243,267	295,425	197,710	97,715	115,084	36,401
South Dakota	21,093	56,247	37,048	19,199	–735	3,957
Tennessee	273,697	414,305	297,102	117,203	109,707	49,973
Texas	2,008,176	1,948,398	793,216	1,155,182	218,722	663,161
Utah	236,387	254,433	68,022	186,411	–33,822	49,995
Vermont	14,223	33,606	26,458	7,148	3,530	4,359
Virginia	488,435	531,476	300,421	231,055	103,521	139,977
Washington	393,619	418,055	237,895	180,160	80,974	134,242
West Virginia	8,506	108,292	111,588	–3,296	10,518	3,691
Wisconsin	172,486	361,534	242,187	119,347	14,595	46,106
Wyoming	15,512	33,704	21,539	12,165	1,771	2,264

X Not applicable. [1] The estimated components of population change will not sum to the numerical population change due to the process of controlling to national totals.

Source: U.S. Census Bureau, "Table 4: Cumulative Estimates of the Components of Population Change for the United States and States: April 1, 2000 to July 1, 2005 (NST-EST2005-04);" published 22 December 2005; <http://www.census.gov/popest/states/NST-comp-chg.html>.

Population 23

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 21. **Resident Population by Age and State: 2005**

[In thousands, except percent (296,410 represents 296,410,000). As of July. Includes Armed Forces stationed in area]

State	Total	Under 5 years	5 to 17 years	18 to 24 years	25 to 34 years	35 to 44 years	45 to 54 years	55 to 64 years	65 to 74 years	75 to 84 years	85 years and over	Percent 65 years and over
U.S.	**296,410**	**20,304**	**53,166**	**29,307**	**40,143**	**43,862**	**42,482**	**30,356**	**18,640**	**13,054**	**5,096**	**12.4**
AL	4,558	297	793	452	607	647	659	499	329	207	68	13.3
AK	664	51	138	77	80	100	109	66	27	13	4	6.6
AZ	5,939	460	1,121	586	858	822	752	582	410	257	91	12.8
AR	2,779	187	488	279	365	385	384	305	208	127	49	13.8
CA	36,132	2,686	7,016	3,586	5,175	5,500	4,938	3,363	1,967	1,359	543	10.7
CO	4,665	340	840	463	725	709	678	443	248	158	60	10.0
CT	3,510	211	624	316	402	554	543	386	214	174	86	13.5
DE	844	55	141	83	112	127	122	91	59	38	14	13.3
DC	551	38	75	52	109	82	71	57	34	24	10	12.2
FL	17,790	1,119	2,949	1,590	2,167	2,540	2,473	1,959	1,508	1,086	399	16.8
GA	9,073	693	1,670	920	1,400	1,428	1,238	853	491	279	100	9.6
HI	1,275	90	209	128	158	179	189	147	78	69	28	13.7
ID	1,429	106	268	159	191	195	201	145	87	54	23	11.5
IL	12,763	898	2,343	1,252	1,790	1,885	1,811	1,255	762	541	228	12.0
IN	6,272	430	1,172	622	835	898	900	637	389	280	109	12.4
IA	2,966	181	490	310	377	412	445	315	202	158	75	14.7
KS	2,745	188	486	297	364	382	399	271	170	129	58	13.0
KY	4,173	270	710	408	571	617	615	457	286	179	61	12.6
LA	4,524	322	825	498	605	632	650	460	281	189	62	11.8
ME	1,322	68	210	126	144	201	219	162	96	70	26	14.6
MD	5,600	381	1,021	532	703	880	843	595	330	226	89	11.5
MA	6,399	397	1,061	591	868	1,011	945	672	390	320	142	13.3
MI	10,121	650	1,874	990	1,293	1,490	1,509	1,056	611	463	184	12.4
MN	5,133	336	894	533	684	781	772	510	303	217	103	12.1
MS	2,921	212	537	315	397	402	405	295	195	122	41	12.3
MO	5,800	376	1,002	590	760	836	848	616	396	273	104	13.3
MT	936	54	151	100	109	125	155	113	67	42	19	13.8
NE	1,759	123	308	191	233	240	254	175	111	86	37	13.3
NV	2,415	174	447	219	362	365	322	252	160	87	26	11.3
NH	1,310	73	230	123	148	211	214	148	82	57	24	12.5
NJ	8,718	582	1,580	757	1,066	1,395	1,297	913	537	421	171	13.0
NM	1,928	134	355	209	239	263	282	211	128	79	28	12.2
NY	19,255	1,249	3,297	1,819	2,600	2,958	2,780	2,037	1,224	921	370	13.1
NC	8,683	606	1,535	830	1,254	1,303	1,206	896	565	362	127	12.1
ND	637	37	100	75	83	83	99	67	42	34	17	14.7
OH	11,464	732	2,027	1,120	1,457	1,657	1,721	1,220	742	570	217	13.3
OK	3,548	244	609	382	479	484	505	376	252	162	55	13.2
OR	3,641	226	624	353	514	514	541	400	234	162	75	12.9
PA	12,430	725	2,092	1,180	1,472	1,793	1,899	1,376	850	738	305	15.2
RI	1,076	64	181	108	140	162	159	113	63	59	28	13.9
SC	4,255	281	746	426	577	612	607	472	295	176	64	12.6
SD	776	52	136	86	95	104	114	78	52	40	19	14.2
TN	5,963	387	1,003	576	834	889	869	654	415	249	86	12.6
TX	22,860	1,871	4,455	2,417	3,372	3,351	3,070	2,052	1,236	778	257	9.9
UT	2,470	235	507	319	424	302	282	184	116	73	27	8.8
VT	623	32	101	64	72	93	104	77	41	29	12	13.2
VA	7,567	513	1,312	756	1,015	1,170	1,121	817	462	294	109	11.4
WA	6,288	394	1,090	645	865	957	950	666	367	243	111	11.5
WV	1,817	102	281	168	229	248	285	226	144	101	33	15.3
WI	5,536	340	956	572	702	825	844	575	349	257	115	13.0
WY	509	31	83	57	62	68	85	61	33	21	8	12.2

Source: U.S. Census Bureau, "Age and Sex for States and for Puerto Rico: April 1, 2000 to July 1, 2005"; published 4 August 2006; <http://www.census.gov/popest/states/asrh/SC-EST2005-02.html>.

24 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 22. **Resident Population by Age and State—Projections: 2010 and 2015**

[**As of July 1. 74,432 represents 74,432,000.** These projections were produced in correspondence with the U.S. interim projections released in March 2004 (see Tables 3 and 12). They were developed for each of the 50 states and the District of Columbia by age and sex for the years 2000 to 2030, based on Census 2000 results. These projections differ from forecasts in that they represent the results of the mathematical projection model given that current state-specific trends in fertility, mortality, internal migration and international migration continue. The projections to 2005 have been superseded by population estimates which are shown in Table 21]

State	Population (1,000)										Percent of population, **2015**	
	Under 18 years old		18 to 44 years old		45 to 64 years old		65 to 74 years old		75 years old and over		Under 18 years old	65 years old and over
	2010	**2015**	**2010**	**2015**	**2010**	**2015**	**2010**	**2015**	**2010**	**2015**		
U.S.	**74,432**	**77,018**	**113,248**	**114,845**	**81,012**	**83,711**	**21,270**	**26,608**	**18,974**	**20,182**	**23.9**	**14.5**
AL	1,092	1,089	1,605	1,575	1,251	1,259	354	427	295	312	23.4	15.9
AK	184	199	270	280	184	178	35	49	21	26	27.2	10.2
AZ	1,688	1,892	2,349	2,529	1,678	1,892	516	711	406	470	25.2	15.8
AR	703	721	996	998	765	782	227	274	185	194	24.3	15.8
CA	9,497	9,820	14,787	15,240	9,391	9,835	2,333	2,972	2,060	2,256	24.5	13.0
CO	1,189	1,256	1,863	1,886	1,263	1,280	282	369	235	258	24.9	12.4
CT	814	807	1,257	1,251	990	1,001	253	308	262	270	22.2	15.9
DE	202	210	309	305	249	264	68	87	57	61	22.6	16.0
DC	114	112	237	225	118	108	32	34	29	27	22.1	12.2
FL	4,086	4,455	6,315	6,614	5,431	6,002	1,773	2,345	1,646	1,789	21.0	19.5
GA	2,502	2,679	3,724	3,822	2,382	2,543	564	723	417	464	26.2	11.6
HI	316	330	477	479	357	350	101	131	90	96	23.8	16.3
ID	400	427	554	583	381	400	99	129	82	91	26.2	13.5
IL	3,197	3,215	4,842	4,796	3,277	3,307	826	979	774	799	24.5	13.6
IN	1,596	1,614	2,328	2,333	1,656	1,664	425	508	386	398	24.8	13.9
IA	711	707	1,049	1,031	800	794	217	259	233	236	23.4	16.3
KS	699	708	1,004	1,001	727	724	185	225	190	194	24.8	14.7
KY	1,002	1,007	1,540	1,526	1,165	1,181	309	376	249	262	23.1	14.6
LA	1,172	1,176	1,665	1,642	1,194	1,192	313	379	270	285	25.2	14.2
ME	269	269	462	455	413	415	110	142	102	108	19.3	18.0
MD	1,406	1,487	2,212	2,283	1,568	1,601	386	478	332	359	23.9	13.5
MA	1,484	1,474	2,440	2,402	1,817	1,857	454	567	454	458	21.8	15.2
MI	2,487	2,479	3,822	3,799	2,785	2,814	699	852	635	654	23.4	14.2
MN	1,290	1,349	2,027	2,069	1,433	1,475	343	429	327	346	23.8	13.7
MS	759	753	1,052	1,028	781	801	209	254	170	179	25.0	14.4
MO	1,411	1,436	2,111	2,123	1,578	1,589	432	518	390	404	23.7	15.2
MT	212	216	324	326	287	284	77	100	68	74	21.6	17.4
NE	446	454	619	608	460	455	119	145	125	126	25.4	15.2
NV	665	752	961	1,033	735	851	199	264	131	158	24.6	13.8
NH	304	313	494	508	408	418	97	129	82	88	21.5	14.9
NJ	2,088	2,104	3,252	3,239	2,446	2,528	632	760	600	625	22.7	15.0
NM	479	485	669	654	553	560	153	201	126	142	23.7	16.8
NY	4,421	4,353	7,227	7,077	5,144	5,173	1,346	1,589	1,306	1,354	22.3	15.1
NC	2,269	2,438	3,471	3,586	2,445	2,611	641	810	520	565	24.4	13.7
ND	142	139	223	219	174	169	46	56	51	51	21.8	17.0
OH	2,744	2,723	4,123	4,054	3,121	3,093	816	980	771	786	23.4	15.2
OK	895	915	1,264	1,260	938	933	266	316	229	238	25.0	15.1
OR	863	916	1,412	1,470	1,022	1,036	263	348	231	242	22.8	14.7
PA	2,748	2,741	4,385	4,334	3,496	3,487	960	1,159	997	990	21.6	16.9
RI	249	248	410	412	300	304	76	94	82	81	21.8	15.4
SC	1,036	1,061	1,579	1,581	1,226	1,271	343	439	263	290	22.9	15.7
SD	194	196	269	264	209	209	55	67	60	61	24.6	16.1
TN	1,479	1,539	2,249	2,275	1,673	1,720	461	570	368	399	23.7	14.9
TX	6,785	7,376	9,417	9,848	5,859	6,248	1,426	1,826	1,162	1,287	27.7	11.7
UT	819	872	1,021	1,073	520	556	127	162	108	119	31.3	10.1
VT	132	132	232	235	195	193	50	67	43	46	19.6	16.9
VA	1,880	1,982	2,997	3,085	2,139	2,207	554	703	441	490	23.4	14.1
WA	1,488	1,561	2,481	2,591	1,777	1,833	429	567	367	399	22.5	13.9
WV	382	373	618	595	536	525	156	190	136	140	20.4	18.1
WI	1,319	1,343	2,076	2,067	1,561	1,591	392	487	380	395	22.8	15.0
WY	116	115	177	174	154	150	40	52	33	37	21.9	16.8

Source: U.S. Census Bureau, "File 2. Annual projections by 5-year and selected age groups by sex;" published 21 April 2005; <http://www.census.gov/population/www/projections/projectionsagesex.html>.

Population 25

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 23. **Resident Population by Race, Hispanic or Latino Origin, and State: 2005**

[In thousands (296,410 represents 296,410,000). As of July. Persons of Hispanic or Latino origin may be of any race. Due to the complexities associated with the production of detailed characteristics' estimates at the state level, the values of the estimates at lower levels of geography may not necessarily sum to estimates at higher levels of geography]

State	Total population	One race: White alone	One race: Black or African American alone	One race: American Indian/ Alaska Native alone	One race: Asian alone	One race: Native Hawaiian and Other Pacific Islander alone	Two or more races	Hispanic or Latino origin	Non-Hispanic White alone
U.S.	**296,410**	**237,855**	**37,909**	**2,863**	**12,687**	**517**	**4,579**	**42,687**	**198,366**
AL	4,558	3,253	1,203	23	38	2	40	105	3,159
AK	664	468	24	106	30	4	31	34	441
AZ	5,939	5,188	216	300	132	11	91	1,693	3,589
AR	2,779	2,261	437	19	27	2	33	131	2,139
CA	36,132	27,823	2,434	422	4,424	152	878	12,723	15,829
CO	4,665	4,211	191	52	120	7	85	908	3,363
CT	3,510	2,982	354	12	112	3	48	382	2,646
DE	844	631	174	3	23	(Z)	11	51	587
DC	551	209	314	2	17	(Z)	9	47	171
FL	17,790	14,307	2,799	76	372	15	220	3,467	11,052
GA	9,073	6,001	2,700	27	244	7	94	647	5,411
HI	1,275	342	30	4	529	114	256	102	299
ID	1,429	1,365	8	20	15	2	19	130	1,243
IL	12,763	10,131	1,928	39	519	8	139	1,826	8,393
IN	6,272	5,554	555	17	75	3	68	285	5,289
IA	2,966	2,816	69	10	43	1	27	109	2,715
KS	2,745	2,453	162	26	58	2	45	228	2,239
KY	4,173	3,771	313	9	38	2	41	82	3,698
LA	4,524	2,898	1,497	27	62	2	37	128	2,786
ME	1,322	1,281	10	7	11	(Z)	12	13	1,269
MD	5,600	3,587	1,640	18	267	3	85	319	3,313
MA	6,399	5,549	439	18	302	5	85	506	5,139
MI	10,121	8,230	1,451	60	226	4	149	385	7,884
MN	5,133	4,601	218	60	177	3	74	187	4,431
MS	2,921	1,788	1,079	13	22	1	18	51	1,745
MO	5,800	4,952	667	26	77	4	75	156	4,811
MT	936	852	4	60	5	(Z)	14	23	833
NE	1,759	1,619	76	17	27	1	19	125	1,502
NV	2,415	1,981	187	34	138	13	62	568	1,450
NH	1,310	1,258	13	3	23	1	12	29	1,232
NJ	8,718	6,680	1,262	27	630	7	112	1,327	5,510
NM	1,928	1,630	47	197	24	2	28	837	832
NY	19,255	14,217	3,347	104	1,281	18	287	3,102	11,717
NC	8,683	6,434	1,889	112	155	6	87	553	5,929
ND	637	588	5	34	4	(Z)	6	10	578
OH	11,464	9,759	1,368	25	164	4	144	261	9,530
OK	3,548	2,785	275	289	55	3	142	234	2,573
OR	3,641	3,305	66	50	126	10	86	360	2,970
PA	12,430	10,688	1,318	22	276	6	120	506	10,262
RI	1,076	957	66	6	29	1	16	115	861
SC	4,255	2,911	1,245	16	46	2	36	140	2,787
SD	776	687	6	68	5	(Z)	9	16	673
TN	5,963	4,810	1,003	16	74	3	57	181	4,645
TX	22,860	19,017	2,673	155	746	25	244	8,030	11,243
UT	2,470	2,316	24	33	47	18	32	268	2,063
VT	623	604	4	2	6	(Z)	7	7	598
VA	7,567	5,567	1,505	24	345	6	121	453	5,164
WA	6,288	5,343	222	104	402	29	188	551	4,845
WV	1,817	1,730	58	3	10	(Z)	15	15	1,716
WI	5,536	4,986	331	52	108	2	57	247	4,759
WY	509	483	4	12	3	(Z)	6	34	451

Z Less than 500.

Source: U.S. Census Bureau, "Table 4: Estimates of the Population by Race and Hispanic or Latino Origin for the United States and States: July 1, 2005 (SC-EST2005-04)"; published 15 July 2006; <http://www.census.gov/popest/states/asrh/SC-EST2005-04.html>.

26 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 24. **Resident Population by Region, Race, and Hispanic Origin: 2000**

[As of April (281,422 represents 281,422,000). For composition of regions, see map, inside front cover]

Race and Hispanic origin	Population (1,000)					Percent distribution				
	United States	North-east	Mid-west	South	West	United States	North-east	Mid-west	South	West
Total population	**281,422**	**53,594**	**64,393**	**100,237**	**63,198**	**100.0**	**19.0**	**22.9**	**35.6**	**22.5**
One race	274,596	52,366	63,370	98,390	60,470	100.0	19.1	23.1	35.8	22.0
White	211,461	41,534	53,834	72,819	43,274	100.0	19.6	25.5	34.4	20.5
Black or African American	34,658	6,100	6,500	18,982	3,077	100.0	17.6	18.8	54.8	8.9
American Indian and Alaska Native	2,476	163	399	726	1,188	100.0	6.6	16.1	29.3	48.0
Asian	10,243	2,119	1,198	1,922	5,004	100.0	20.7	11.7	18.8	48.8
Asian Indian	1,679	554	293	441	391	100.0	33.0	17.5	26.3	23.3
Chinese	2,433	692	212	343	1,186	100.0	28.4	8.7	14.1	48.8
Filipino	1,850	202	151	245	1,253	100.0	10.9	8.2	13.2	67.7
Japanese	797	76	63	77	580	100.0	9.6	7.9	9.7	72.8
Korean	1,077	246	132	224	474	100.0	22.9	12.3	20.8	44.0
Vietnamese	1,123	115	107	336	564	100.0	10.3	9.5	29.9	50.3
Other Asian [1]	1,285	233	239	257	556	100.0	18.2	18.6	20.0	43.2
Native Hawaiian and Other Pacific Islander	399	21	22	51	304	100.0	5.2	5.6	12.8	76.3
Native Hawaiian	141	4	6	12	118	100.0	3.2	4.1	8.9	83.8
Guamanian or Chamorro	58	5	5	15	34	100.0	7.9	7.9	25.1	59.1
Samoan	91	4	5	9	73	100.0	4.2	5.6	9.7	80.5
Other Pacific Islander [2]	109	8	7	15	79	100.0	7.3	6.4	14.0	72.2
Some other race	15,359	2,430	1,417	3,889	7,623	100.0	15.8	9.2	25.3	49.6
Two or more races	6,826	1,228	1,022	1,847	2,728	100.0	18.0	15.0	27.1	40.0
Hispanic or Latino [3]	35,306	5,254	3,125	11,587	15,341	100.0	14.9	8.8	32.8	43.5
Mexican	20,641	479	2,200	6,548	11,413	100.0	2.3	10.7	31.7	55.3
Puerto Rican	3,406	2,075	325	759	247	100.0	60.9	9.6	22.3	7.2
Cuban	1,242	169	45	921	106	100.0	13.6	3.6	74.2	8.5
Other Hispanic or Latino	10,017	2,531	554	3,358	3,574	100.0	25.3	5.5	33.5	35.7
Not Hispanic or Latino	246,116	48,340	61,268	88,650	47,857	100.0	19.6	24.9	36.0	19.4
White alone	194,553	39,327	52,386	65,928	36,912	100.0	20.2	26.9	33.9	19.0

[1] Other Asian alone, or two or more Asian categories. [2] Other Pacific Islander alone, or two or more Native Hawaiian and Other Pacific Islander categories. [3] Persons of Hispanic origin may be any race.

Source: U.S. Census Bureau, "Demographic Profiles: Census 2000"; <http://www.census.gov/Press-Release/www/2001/demoprofile.html>.

Table 25. **Large Metropolitan Statistical Areas—Population: 1990 to 2005**

[1990 and 2000, as of April 1; beginning 2003 as of July 1 (658 represents 658,000). Covers metropolitan statistical areas with 250,000 and over population in 2005, as defined by the U.S. Office of Management and Budget as of December 2005. For definitions and components of all metropolitan and micropolitan areas, see Appendix II. Minus sign (–) indicates decrease]

Metropolitan statistical area	Number (1,000)					Percent change		Rank, 2005
	1990	2000, estimates base [1]	2003	2004	2005	1990–2000	2000–2005 [1]	
Akron, OH	658	695	701	702	702	5.7	1.0	69
Albany-Schenectady-Troy, NY	810	826	841	845	849	2.0	2.8	57
Albuquerque, NM	599	730	767	781	798	21.7	9.4	61
Allentown-Bethlehem-Easton, PA-NJ	687	740	769	780	791	7.8	6.8	63
Anchorage, AK	266	320	340	346	351	20.1	9.8	138
Ann Arbor, MI	283	323	336	339	342	14.1	5.9	141
Asheville, NC	308	369	382	387	393	19.9	6.4	125
Atlanta-Sandy Springs-Marietta, GA	3,069	4,248	4,675	4,796	4,918	38.4	15.8	9
Atlantic City, NJ	224	253	264	268	271	12.6	7.3	164
Augusta-Richmond County, GA-SC	436	500	510	516	520	14.7	4.1	95
Austin-Round Rock, TX	846	1,250	1,376	1,411	1,453	47.7	16.2	38
Bakersfield, CA	545	662	713	734	757	21.4	14.4	66
Baltimore-Towson, MD	2,382	2,553	2,628	2,645	2,656	7.2	4.0	19
Baton Rouge, LA	624	706	721	727	734	13.2	3.9	67
Beaumont-Port Arthur, TX	361	385	383	383	384	6.6	–0.4	126
Birmingham-Hoover, AL	957	1,051	1,074	1,082	1,090	9.9	3.7	48
Boise City-Nampa, ID	320	465	511	525	544	45.4	17.1	88
Boston-Cambridge-Quincy, MA-NH	4,134	4,392	4,429	4,419	4,412	6.3	0.4	11
Boulder, CO [2]	225	270	278	280	280	19.7	3.9	161
Bridgeport-Stamford-Norwalk, CT	828	883	900	902	903	6.6	2.3	54
Brownsville-Harlingen, TX	260	335	362	371	378	28.9	12.9	129
Buffalo-Niagara Falls, NY	1,189	1,170	1,158	1,154	1,148	–1.6	–1.9	47
Canton-Massillon, OH	394	407	410	410	410	3.3	0.8	115
Cape Coral-Fort Myers, FL	335	441	492	515	545	31.6	23.6	87
Charleston, WV	308	310	307	307	306	0.6	–1.0	150
Charleston-North Charleston, SC	507	549	572	583	595	8.3	8.4	81
Charlotte-Gastonia-Concord, NC-SC	1,025	1,330	1,439	1,475	1,521	29.8	14.3	36
Chattanooga, TN-GA	433	477	486	489	492	10.0	3.3	98
Chicago-Naperville-Joliet, IL-IN-WI	8,182	9,099	9,331	9,393	9,443	11.2	3.8	3
Cincinnati-Middletown, OH-KY-IN	1,845	2,010	2,046	2,057	2,070	8.9	3.0	25

See footnotes at end of table.

Population 27

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 25. **Large Metropolitan Statistical Areas—Population: 1990 to 2005**—Con.

[1990 and 2000, as of April 1; beginning 2003 as of July 1 (658 represents 658,000). Covers metropolitan statistical areas with 250,000 and over population in 2005, as defined by the U.S. Office of Management and Budget as of December 2005. For definitions and components of all metropolitan and micropolitan areas, see Appendix II. Minus sign (-) indicates decrease]

Metropolitan statistical area	Number (1,000)					Percent change		
	1990	2000, estimates base [1]	2003	2004	2005	1990–2000	2000–2005 [1]	Rank, 2005
Cleveland-Elyria-Mentor, OH	2,102	2,148	2,140	2,134	2,126	2.2	-1.0	23
Colorado Springs, CO	409	537	572	579	588	31.3	9.3	84
Columbia, SC	549	647	672	680	690	17.9	6.6	70
Columbus, GA-AL	266	282	280	284	284	5.7	0.9	158
Columbus, OH	1,405	1,613	1,675	1,691	1,709	14.8	5.9	32
Corpus Christi, TX	368	403	406	410	414	9.7	2.5	111
Dallas-Fort Worth-Arlington, TX	3,989	5,162	5,585	5,696	5,819	29.4	12.7	5
Davenport-Moline-Rock Island, IA-IL	368	376	375	375	376	2.1	0.1	130
Dayton, OH	844	848	845	845	844	0.5	-0.5	59
Deltona-Daytona Beach-Ormond Beach, FL	371	443	468	479	490	19.6	10.5	100
Denver-Aurora, CO [2]	1,650	2,179	2,300	2,326	2,360	32.0	8.3	22
Des Moines-West Des Moines, IA	416	481	504	512	522	15.6	8.5	93
Detroit-Warren-Livonia, MI	4,249	4,453	4,486	4,490	4,488	4.8	0.8	10
Duluth, MN-WI	269	275	276	276	275	2.3	(Z)	162
Durham, NC	345	424	445	450	456	23.0	7.6	103
El Paso, TX	592	680	703	713	722	14.9	6.2	68
Erie, PA	276	281	283	281	280	1.9	-0.1	160
Eugene-Springfield, OR	283	323	330	332	335	14.2	3.8	143
Evansville, IN-KY	325	343	346	348	350	5.5	2.0	139
Fayetteville, NC	298	337	345	346	346	13.1	2.7	140
Fayetteville-Springdale-Rogers, AR-MO	239	347	378	391	405	44.9	16.7	117
Flint, MI	430	436	442	443	444	1.3	1.8	107
Fort Collins-Loveland, CO	186	251	266	269	272	35.1	8.1	163
Fort Smith, AR-OK	234	273	280	282	285	16.7	4.3	157
Fort Wayne, IN	354	390	400	402	404	10.1	3.7	118
Fresno, CA	667	799	850	866	878	19.8	9.8	56
Grand Rapids-Wyoming, MI	646	740	762	766	771	14.6	4.1	65
Green Bay, WI	244	282	292	295	297	15.9	5.3	154
Greensboro-High Point, NC	540	643	662	666	675	19.2	4.8	73
Greenville, SC	472	560	576	584	591	18.6	5.6	83
Gulfport-Biloxi, MS	208	246	249	253	255	18.4	3.7	170
Hagerstown-Martinsburg, MD-WV	193	223	238	244	251	15.6	12.8	171
Harrisburg-Carlisle, PA	474	509	517	519	522	7.3	2.5	94
Hartford-West Hartford-East Hartford, CT	1,124	1,149	1,179	1,183	1,188	2.2	3.4	44
Hickory-Lenoir-Morganton, NC	292	342	350	353	356	16.9	4.0	136
Holland-Grand Haven, MI	188	238	250	253	255	26.9	7.2	169
Honolulu, HI	836	876	893	900	905	4.8	3.3	53
Houston-Sugar Land-Baytown, TX	3,767	4,715	5,074	5,177	5,280	25.2	12.0	7
Huntington-Ashland, WV-KY-OH	288	289	287	286	286	0.2	-0.9	156
Huntsville, AL	293	343	358	363	369	16.9	7.6	133
Indianapolis-Carmel, IN	1,294	1,525	1,600	1,617	1,641	17.8	7.6	34
Jackson, MS	447	497	510	517	523	11.2	5.1	92
Jacksonville, FL	925	1,123	1,196	1,224	1,248	21.4	11.2	42
Kalamazoo-Portage, MI	293	315	320	318	319	7.3	1.4	145
Kansas City, MO-KS	1,637	1,836	1,906	1,927	1,948	12.2	6.1	27
Killeen-Temple-Fort Hood, TX	269	331	344	346	352	23.0	6.3	137
Kingsport-Bristol-Bristol, TN-VA	276	298	300	300	301	8.3	0.9	152
Knoxville, TN	535	616	640	647	655	15.2	6.4	78
Lakeland, FL	405	484	511	524	543	19.4	12.2	89
Lancaster, PA	423	471	483	486	491	11.3	4.2	99
Lansing-East Lansing, MI	433	448	454	456	455	3.5	1.7	104
Las Vegas-Paradise, NV	741	1,376	1,575	1,649	1,711	85.6	24.3	31
Lexington-Fayette, KY	348	408	421	425	430	17.2	5.3	110
Lincoln, NE	229	267	277	279	282	16.5	5.5	159
Little Rock-North Little Rock, AR	535	611	629	636	643	14.1	5.4	80
Los Angeles-Long Beach-Santa Ana, CA	11,274	12,366	12,817	12,899	12,924	9.7	4.5	2
Louisville-Jefferson County, KY-IN	1,056	1,162	1,190	1,199	1,208	10.1	4.0	43
Lubbock, TX	230	250	257	258	259	8.6	3.7	167
Madison, WI	432	502	525	531	537	16.1	7.0	90
Manchester-Nashua, NH	336	381	395	398	401	13.4	5.4	120
McAllen-Edinburg-Mission, TX	384	569	635	657	678	48.5	19.1	72
Memphis, TN-MS-AR	1,067	1,205	1,238	1,248	1,261	12.9	4.6	41
Miami-Fort Lauderdale-Miami Beach, FL	4,056	5,008	5,276	5,356	5,422	23.5	8.3	6
Milwaukee-Waukesha-West Allis, WI	1,432	1,501	1,513	1,513	1,513	4.8	0.8	37
Minneapolis-St. Paul-Bloomington, MN-WI	2,539	2,969	3,083	3,113	3,143	16.9	5.9	16
Mobile, AL	379	400	400	400	401	5.6	0.4	119
Modesto, CA	371	447	491	498	506	20.6	13.1	97
Montgomery, AL	305	347	353	354	357	13.6	3.1	135
Naples-Marco Island, FL	152	251	286	297	307	65.3	22.2	149
Nashville-Davidson—Murfreesboro, TN	1,048	1,312	1,371	1,395	1,423	25.1	8.4	39
New Haven-Milford, CT	804	824	841	844	847	2.5	2.8	58
New Orleans-Metairie-Kenner, LA	1,264	1,317	1,315	1,318	1,319	4.1	0.2	40

See footnotes at end of table.

28 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 25. **Large Metropolitan Statistical Areas—Population: 1990 to 2005**—Con.

[**1990 and 2000, as of April 1; beginning 2003 as of July 1 (658 represents 658,000).** Covers metropolitan statistical areas with 250,000 and over population in 2005, as defined by the U.S. Office of Management and Budget as of December 2005. For definitions and components of all metropolitan and micropolitan areas, see Appendix II. Minus sign (–) indicates decrease]

Metropolitan statistical area	Number (1,000)					Percent change		
	1990	2000, estimates base [1]	2003	2004	2005	1990–2000	2000–2005 [1]	Rank, 2005
New York-Northern New Jersey-Long Island, NY-NJ-PA	16,846	18,323	18,687	18,755	18,747	8.8	2.3	1
Norwich-New London, CT	255	259	265	266	267	1.6	2.9	166
Ocala, FL	195	259	281	292	303	32.9	17.2	151
Ogden-Clearfield, UT	352	443	469	477	487	25.8	10.0	101
Oklahoma City, OK	971	1,095	1,132	1,142	1,157	12.8	5.6	46
Omaha-Council Bluffs, NE-IA	686	767	792	802	813	11.9	6.0	60
Orlando-Kissimmee, FL	1,225	1,645	1,802	1,863	1,933	34.3	17.6	28
Oxnard-Thousand Oaks-Ventura, CA	669	753	790	796	796	12.6	5.7	62
Palm Bay-Melbourne-Titusville, FL	399	476	505	519	531	19.4	11.6	91
Pensacola-Ferry Pass-Brent, FL	344	412	430	435	440	19.7	6.7	109
Peoria, IL	359	367	366	367	369	2.3	0.6	132
Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	5,436	5,687	5,771	5,799	5,823	4.6	2.4	4
Phoenix-Mesa-Scottsdale, AZ	2,238	3,252	3,593	3,713	3,865	45.3	18.9	14
Pittsburgh, PA	2,468	2,431	2,408	2,398	2,386	–1.5	–1.9	21
Portland-South Portland-Biddeford, ME	441	488	507	511	514	10.5	5.5	96
Portland-Vancouver-Beaverton, OR-WA	1,524	1,928	2,040	2,062	2,096	26.5	8.7	24
Port St. Lucie-Fort Pierce, FL	251	319	349	365	381	27.2	19.3	128
Poughkeepsie-Newburgh-Middletown, NY	567	622	656	663	668	9.6	7.4	75
Providence-New Bedford-Fall River, RI-MA	1,510	1,583	1,622	1,627	1,623	4.8	2.5	35
Provo-Orem, UT	269	377	431	443	453	39.9	20.2	105
Raleigh-Cary, NC	544	797	888	915	950	46.5	19.2	51
Reading, PA	337	374	386	391	396	11.0	6.1	123
Reno-Sparks, NV	257	343	375	384	394	33.3	14.9	124
Richmond, VA	949	1,097	1,141	1,157	1,176	15.6	7.2	45
Riverside-San Bernardino-Ontario, CA	2,589	3,255	3,645	3,786	3,910	25.7	20.1	13
Roanoke, VA	269	288	290	291	293	7.4	1.6	155
Rochester, NY	1,002	1,038	1,041	1,041	1,039	3.5	0.1	49
Rockford, IL	284	320	331	335	339	12.9	5.9	142
Sacramento—Arden-Arcade—Roseville, CA	1,481	1,797	1,975	2,015	2,042	21.3	13.7	26
St. Louis, MO-IL [3]	2,581	2,699	2,753	2,769	2,779	4.6	3.0	18
Salem, OR	278	347	365	370	376	24.9	8.2	131
Salinas, CA	356	402	414	415	412	13.0	2.6	112
Salt Lake City, UT	768	969	1,006	1,019	1,034	26.1	6.8	50
San Antonio, TX	1,408	1,712	1,815	1,853	1,890	21.6	10.4	29
San Diego-Carlsbad-San Marcos, CA	2,498	2,814	2,921	2,935	2,933	12.6	4.3	17
San Francisco-Oakland-Fremont, CA	3,684	4,124	4,155	4,147	4,153	11.9	0.7	12
San Jose-Sunnyvale-Santa Clara, CA	1,534	1,736	1,732	1,738	1,755	13.1	1.1	30
San Luis Obispo-Paso Robles, CA	217	247	253	254	255	13.6	3.6	168
Santa Barbara-Santa Maria, CA	370	399	403	402	401	8.0	0.4	121
Santa Rosa-Petaluma, CA	388	459	467	468	466	18.1	1.7	102
Sarasota-Bradenton-Venice, FL	489	590	634	652	673	20.5	14.1	74
Savannah, GA	258	293	305	310	314	13.7	7.0	148
Scranton—Wilkes-Barre, PA	575	561	552	551	551	–2.6	–1.8	86
Seattle-Tacoma-Bellevue, WA	2,559	3,044	3,143	3,168	3,203	18.9	5.2	15
Shreveport-Bossier City, LA	360	376	378	381	383	4.5	1.9	127
South Bend-Mishawaka, IN-MI	297	317	317	317	318	6.8	0.5	146
Spartanburg, SC	227	254	262	264	267	11.9	5.1	165
Spokane, WA	361	418	431	435	441	15.7	5.4	108
Springfield, MA	673	680	687	687	687	1.0	1.1	71
Springfield, MO	299	368	384	391	398	23.3	8.1	122
Stockton, CA	481	564	631	649	664	17.3	17.8	76
Syracuse, NY	660	650	653	653	652	–1.5	0.2	79
Tallahassee, FL	259	320	328	331	335	23.6	4.6	144
Tampa-St. Petersburg-Clearwater, FL	2,068	2,396	2,530	2,588	2,648	15.9	10.5	20
Toledo, OH	654	659	659	658	657	0.8	–0.4	77
Trenton-Ewing, NJ	326	351	361	364	366	7.7	4.4	134
Tucson, AZ	667	844	890	907	925	26.5	9.6	52
Tulsa, OK	761	860	879	881	888	12.9	3.3	55
Utica-Rome, NY	317	300	298	298	298	–5.3	–0.7	153
Vallejo-Fairfield, CA	339	395	411	412	412	16.2	4.3	113
Virginia Beach-Norfolk-Newport News, VA-NC	1,451	1,577	1,625	1,642	1,647	8.7	4.5	33
Visalia-Porterville, CA	312	368	391	401	411	18.0	11.6	114
Washington-Arlington-Alexandria, DC-VA-MD-WV	4,122	4,796	5,085	5,158	5,215	16.3	8.7	8
Wichita, KS	511	571	582	584	587	11.8	2.8	85
Wilmington, NC	200	275	294	303	315	37.2	14.8	147
Winston-Salem, NC	361	422	437	441	449	16.7	6.3	106
Worcester, MA	710	750	775	779	783	5.7	4.4	64
York-Hanover, PA	340	382	395	401	409	12.4	7.1	116
Youngstown-Warren-Boardman, OH-PA	614	603	593	596	593	–1.7	–1.6	82

Z Less than 0.05 percent. [1] Reflects modifications to the Census 2000 population as documented in the Count Question Resolution program, updates to the Boundary and Annexation Survey, and geographic program revisions. [2] Broomfield County, CO was formed from parts of Adams, Boulder, Jefferson, and Weld Counties, CO on November 15, 2001, and is coextensive with Broomfield city. For purposes of defining and presenting data for metropolitan statistical areas, Broomfield city is treated as if it were a county at the time of the 1990 and 2000 censuses. [3] The portion of Sullivan city in Crawford County, Missouri, is legally part of the St. Louis, MO-IL MSA. Data shown here do not include this area.

Source: U.S. Census Bureau, "July 1, 2005 Population Estimates for Metropolitan, Micropolitan, and Combined Statistical Areas (Areas defined by the Office of Management and Budget as of December 2005)"; published 21 August 2006; <http://www.census.gov/population/www/estimates/Estimates%20pages_final.html>.

Population 29

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 26. **50 Largest Metropolitan Statistical Areas—Population Change: 2000 to 2005**

[**Covers period April 1, 2000, to July 1, 2005 (670 represents 670,000).** Covers metropolitan statistical areas as defined by the U.S. Office of Management and Budget as of December 2005. For definitions and components of all metropolitan and micropolitan areas, see Appendix II. Minus sign (–) indicates decrease]

Metropolitan statistical area	Number (1,000)							Percent change
	Total change [1]	Natural increase			Net migration			
		Total	Births	Deaths	Total	International	Internal migration	
Atlanta-Sandy Springs-Marietta, GA	670	252	397	146	330	145	186	15.8
Austin-Round Rock, TX	203	83	117	35	122	47	75	16.2
Baltimore-Towson, MD	103	57	181	124	22	28	–5	4.0
Birmingham-Hoover, AL	39	20	79	58	18	7	11	3.7
Boston-Cambridge-Quincy, MA-NH	19	116	304	188	–90	133	–223	0.4
Buffalo-Niagara Falls, NY	–22	4	69	65	–25	8	–33	–1.9
Charlotte-Gastonia-Concord, NC-SC	191	63	118	54	130	34	96	14.3
Chicago-Naperville-Joliet, IL-IN-WI	345	379	747	368	–36	307	–343	3.8
Cincinnati-Middletown, OH-KY-IN	61	60	153	92	3	14	–11	3.0
Cleveland-Elyria-Mentor, OH	–22	31	143	112	–52	20	–71	–1.0
Columbus, OH	96	65	132	67	30	24	6	5.9
Dallas-Fort Worth-Arlington, TX	658	334	504	170	332	232	100	12.7
Denver-Aurora, CO [2]	181	120	191	71	64	74	–10	8.3
Detroit-Warren-Livonia, MI	36	114	320	206	–74	72	–146	0.8
Hartford-West Hartford-East Hartford, CT	40	19	72	53	22	20	2	3.4
Houston-Sugar Land-Baytown, TX	565	298	454	156	273	210	63	12.0
Indianapolis-Carmel, IN	115	64	130	66	53	17	36	7.6
Jacksonville, FL	126	34	89	56	94	12	82	11.2
Kansas City, MO-KS	111	70	149	79	41	23	17	6.1
Las Vegas-Paradise, NV	335	65	125	60	272	53	219	24.3
Los Angeles-Long Beach-Santa Ana, CA	558	633	1,032	400	–57	647	–704	4.5
Louisville-Jefferson County, KY-IN	46	26	84	58	22	10	12	4.0
Memphis, TN-MS-AR	56	48	104	56	10	11	–1	4.6
Miami-Fort Lauderdale-Miami Beach, FL	414	131	374	243	291	332	–41	8.3
Milwaukee-Waukesha-West Allis, WI	12	45	113	68	–30	19	–49	0.8
Minneapolis-St. Paul-Bloomington, MN-WI	174	135	234	99	42	58	–16	5.9
Nashville-Davidson—Murfreesboro, TN	111	46	104	58	67	20	47	8.4
New Orleans-Metairie-Kenner, LA	3	37	102	65	–32	9	–41	0.2
New York-Northern New Jersey-Long Island, NY-NJ-PA	424	634	1,388	753	–286	866	–1,151	2.3
Oklahoma City, OK	61	38	89	51	25	17	8	5.6
Orlando-Kissimmee, FL	289	61	131	71	229	51	178	17.6
Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	136	120	402	282	24	76	–52	2.4
Phoenix-Mesa-Scottsdale, AZ	613	184	314	131	436	134	301	18.9
Pittsburgh, PA	–45	–16	133	149	–26	13	–39	–1.9
Portland-Vancouver-Beaverton, OR-WA	168	68	146	78	103	55	48	8.7
Providence-New Bedford-Fall River, RI-MA	40	23	102	79	19	23	–5	2.5
Richmond, VA	79	28	80	52	52	11	41	7.2
Riverside-San Bernardino-Ontario, CA	655	169	298	129	492	79	413	20.1
Rochester, NY	1	18	65	47	–15	11	–26	0.1
Sacramento—Arden-Arcade—Roseville, CA	245	68	142	74	180	51	129	13.7
St. Louis, MO-IL [3]	80	58	191	134	1	22	–21	3.0
Salt Lake City, UT	66	74	103	29	–9	32	–41	6.8
San Antonio, TX	178	87	152	65	93	27	66	10.4
San Diego-Carlsbad-San Marcos, CA	120	130	232	103	–6	92	–98	4.3
San Francisco-Oakland-Fremont, CA	29	138	292	154	–104	199	–302	0.7
San Jose-Sunnyvale-Santa Clara, CA	19	96	143	47	–75	129	–204	1.1
Seattle-Tacoma-Bellevue, WA	159	102	213	111	55	86	–32	5.2
Tampa-St. Petersburg-Clearwater, FL	252	7	156	149	249	47	202	10.5
Virginia Beach-Norfolk-Newport News, VA-NC	70	61	126	64	12	11	1	4.5
Washington-Arlington-Alexandria, DC-VA-MD-WV	418	245	405	160	160	200	–40	8.7

[1] Based on the April 1, 2000, Population Estimates base which reflects changes to the Census 2000 population from the Count Question Resolution program and geographic program revisions. Includes residual not shown separately. [2] Broomfield County, CO, was formed from parts of Adams, Boulder, Jefferson, and Weld Counties, CO, on November 15, 2001, and is coextensive with Broomfield city. For purposes of defining and presenting data for metropolitan statistical areas, Broomfield city is treated as if it were a county at the time of the 2000 census. [3] The portion of Sullivan city in Crawford County, Missouri, is legally part of the St. Louis, MO-IL MSA. Data shown here do not include this area.

Source: U.S. Census Bureau, "Table 2: Cumulative Estimates of the Components of Population Change for Metropolitan and Micropolitan Statistical Areas: April 1, 2000 to July 1, 2005 (CBSA-EST2005-02)"; published 21 August 2006; <http://www.census.gov/population/www/estimates/Estimates%20pagesfinal.html>.

30 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 27. **50 Largest Metropolitan Statistical Areas—Population by Race and Hispanic Origin: 2005**

[In thousands (4,918 represents 4,918,000). As of July 1. Covers metropolitan statistical areas as defined by the U.S. Office of Management and Budget as of December 2005. For definitions and components of all metropolitan and micropolitan areas, see Appendix II]

Metropolitan statistical area	Total persons	White alone	Black or African American alone	American Indian and Alaska Native alone	Asian alone	Native Hawaiian and Other Pacific Islander alone	Two or more races	Hispanic or Latino origin [1]
Atlanta-Sandy Springs-Marietta, GA	4,918	3,129	1,516	15	196	3	59	424
Austin-Round Rock, TX	1,453	1,244	114	10	63	2	20	421
Baltimore-Towson, MD	2,656	1,761	756	8	94	2	36	71
Birmingham-Hoover, AL	1,090	762	307	3	10	(Z)	8	28
Boston-Cambridge-Quincy, MA-NH	4,412	3,749	336	11	253	3	60	331
Buffalo-Niagara Falls, NY	1,148	969	141	8	19	(Z)	11	36
Charlotte-Gastonia-Concord, NC-SC	1,521	1,104	356	7	39	1	15	113
Chicago-Naperville-Joliet, IL-IN-WI	9,443	7,087	1,735	33	474	8	107	1,773
Cincinnati-Middletown, OH-KY-IN	2,070	1,767	244	4	32	1	23	31
Cleveland-Elyria-Mentor, OH	2,126	1,635	423	4	36	1	28	80
Columbus, OH	1,709	1,386	241	4	48	1	29	42
Dallas-Fort Worth-Arlington, TX	5,819	4,604	829	37	268	6	77	1,491
Denver-Aurora, CO	2,360	2,075	133	24	80	3	45	510
Detroit-Warren-Livonia, MI	4,488	3,234	1,036	16	136	2	65	153
Hartford-West Hartford-East Hartford, CT	1,188	1,002	129	3	36	1	16	123
Houston-Sugar Land-Baytown, TX	5,280	4,005	889	29	297	4	57	1,703
Indianapolis-Carmel, IN	1,641	1,349	240	4	26	1	21	66
Jacksonville, FL	1,248	910	281	5	34	1	18	62
Kansas City, MO-KS	1,948	1,626	240	10	38	2	32	125
Las Vegas-Paradise, NV	1,711	1,349	172	16	114	10	48	446
Los Angeles-Long Beach-Santa Ana, CA	12,924	9,718	1,017	131	1,778	44	236	5,625
Louisville-Jefferson County, KY-IN	1,208	1,014	162	3	14	1	15	28
Memphis, TN-MS-AR	1,261	657	569	3	20	1	11	39
Miami-Fort Lauderdale-Miami Beach, FL	5,422	4,090	1,132	20	112	4	65	2,034
Milwaukee-Waukesha-West Allis, WI	1,513	1,195	249	9	38	1	21	114
Minneapolis-St. Paul-Bloomington, MN-WI	3,143	2,707	198	24	153	2	59	134
Nashville-Davidson—Murfreesboro, TN	1,423	1,156	217	5	27	1	16	66
New Orleans-Metairie-Kenner, LA	1,319	765	503	5	31	(Z)	14	66
New York-Northern New Jersey-Long Island, NY-NJ-PA	18,747	12,968	3,692	91	1,684	21	291	3,925
Oklahoma City, OK	1,157	914	124	46	32	1	40	98
Orlando-Kissimmee, FL	1,933	1,519	303	9	68	2	32	406
Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	5,823	4,276	1,220	13	237	3	73	350
Phoenix-Mesa-Scottsdale, AZ	3,865	3,435	166	96	100	8	62	1,124
Pittsburgh, PA	2,386	2,134	196	3	32	1	21	21
Portland-Vancouver-Beaverton, OR-WA	2,096	1,844	59	20	110	7	56	195
Providence-New Bedford-Fall River, RI-MA	1,623	1,465	86	8	38	2	23	141
Richmond, VA	1,176	771	359	5	28	1	13	38
Riverside-San Bernardino-Ontario, CA	3,910	3,227	314	55	204	17	93	1,678
Rochester, NY	1,039	882	119	3	23	(Z)	13	50
Sacramento—Arden-Arcade—Roseville, CA	2,042	1,553	153	23	222	12	79	358
St. Louis, MO-IL [2]	2,779	2,185	506	6	48	1	32	51
Salt Lake City, UT	1,034	955	14	10	28	13	15	148
San Antonio, TX	1,890	1,692	123	19	31	3	22	989
San Diego-Carlsbad-San Marcos, CA	2,933	2,340	163	28	299	17	87	864
San Francisco-Oakland-Fremont, CA	4,153	2,681	383	26	904	28	130	806
San Jose-Sunnyvale-Santa Clara, CA	1,755	1,126	48	14	515	7	46	452
Seattle-Tacoma-Bellevue, WA	3,203	2,531	175	38	323	20	117	212
Tampa-St. Petersburg-Clearwater, FL	2,648	2,234	300	11	65	2	35	346
Virginia Beach-Norfolk-Newport News, VA-NC	1,647	1,033	523	6	49	2	34	59
Washington-Arlington-Alexandria, DC-VA-MD-WV	5,215	3,269	1,389	18	426	5	109	581

Z Less than 500. [1] Persons of Hispanic origin may be any race. [2] The portion of Sullivan city in Crawford County, Missouri, is legally part of the St. Louis, MO-IL MSA. Data shown here do not include this area.

Source: U.S. Census Bureau, USA Counties; <http://censtats.census.gov/usa/usa.shtml>; (31 August 2006).

Population 31

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 28. **Population by Core-Based Statistical Area Status and State: 1990 to 2005**

[1990 and 2000, as of April 1; 2005 as of July 1 (230,779 represents 230,779,000). Covers metropolitan and micropolitan statistical areas as defined by the U.S. Office of Management and Budget as of December 2005. For definitions and components of all metropolitan and micropolitan areas, see Appendix II. Minus sign (–) indicates decrease]

State	Core-Based Statistical Area (metropolitan and micropolitan) population						Population outside Core-Based Statistical Area					
	Number (1,000)			Percent of total		Percent change, 2000–2005	Number (1,000)			Percent of total		Percent change, 2000–2005
	1990	2000 [1]	2005	2000	2005		1990	2000 [1]	2005	2000	2005	
U.S.	**230,779**	**262,114**	**276,889**	**93.1**	**93.4**	**5.6**	**17,939**	**19,310**	**19,521**	**6.9**	**6.6**	**1.1**
AL	3,559	3,945	4,066	88.7	89.2	3.1	482	503	492	11.3	10.8	–2.1
AK	398	461	496	73.6	74.7	7.5	152	166	168	26.4	25.3	1.2
AZ	3,512	4,944	5,741	96.4	96.7	16.1	153	187	198	3.6	3.3	6.1
AR	1,802	2,082	2,191	77.9	78.8	5.2	549	591	588	22.1	21.2	–0.5
CA	29,540	33,628	35,873	99.3	99.3	6.7	218	243	259	0.7	0.7	6.6
CO	2,989	[2] 3,922	4,272	91.2	91.6	8.9	306	380	394	8.8	8.4	3.5
CT	3,287	3,406	3,510	100.0	100.0	3.1	–	–	–	–	–	–
DE	666	784	844	100.0	100.0	7.6	–	–	–	–	–	–
DC	607	572	551	100.0	100.0	–3.8	–	–	–	–	–	–
FL	12,645	15,620	17,398	97.7	97.8	11.4	293	363	392	2.3	2.2	8.1
GA	5,822	7,411	8,254	90.5	91.0	11.4	656	776	818	9.5	9.0	5.5
HI	1,108	1,211	1,275	100.0	100.0	5.3	–	–	–	–	–	–24.5
ID	846	1,103	1,231	85.2	86.1	11.6	161	191	198	14.8	13.9	3.8
IL	10,809	11,796	12,147	95.0	95.2	3.0	622	624	616	5.0	4.8	–1.2
IN	5,198	5,715	5,904	94.0	94.1	3.3	346	366	368	6.0	5.9	0.6
IA	1,939	2,090	2,147	71.4	72.4	2.7	838	836	819	28.6	27.6	–2.1
KS	2,029	2,248	2,325	83.6	84.7	3.4	448	440	419	16.4	15.3	–4.8
KY	2,734	3,036	3,155	75.1	75.6	3.9	953	1,006	1,018	24.9	24.4	1.2
LA	3,917	4,156	4,216	93.0	93.2	1.4	303	312	307	7.0	6.8	–1.6
ME	845	893	932	70.0	70.5	4.3	383	382	390	30.0	29.5	2.1
MD	4,708	5,218	5,519	98.5	98.5	5.8	73	79	82	1.5	1.5	3.6
MA	5,999	6,325	6,373	99.6	99.6	0.8	18	25	26	0.4	0.4	5.1
MI	8,601	9,153	9,323	92.1	92.1	1.9	694	785	798	7.9	7.9	1.6
MN	3,750	4,266	4,474	86.7	87.2	4.9	626	654	659	13.3	12.8	0.8
MS	1,969	2,196	2,273	77.2	77.8	3.5	606	648	648	22.8	22.2	–
MO	4,392	4,810	5,001	85.9	86.2	4.0	725	787	799	14.1	13.8	1.6
MT	495	574	607	63.7	64.8	5.6	304	328	329	36.3	35.2	0.4
NE	1,198	1,339	1,402	78.2	79.7	4.7	381	373	357	21.8	20.3	–4.2
NV	1,157	1,950	2,367	97.6	98.0	21.4	44	48	48	2.4	2.0	–0.6
NH	1,074	1,192	1,263	96.5	96.4	5.9	35	44	47	3.5	3.6	8.6
NJ	7,730	8,414	8,718	100.0	100.0	3.6	–	–	–	–	–	–
NM	1,442	1,737	1,850	95.5	95.9	6.5	73	82	79	4.5	4.1	–4.4
NY	17,574	18,547	18,821	97.7	97.7	1.5	417	430	433	2.3	2.3	0.8
NC	6,030	7,352	7,965	91.4	91.7	8.3	602	695	718	8.6	8.3	3.3
ND	410	435	440	67.7	69.2	1.3	228	208	196	32.3	30.8	–5.5
OH	10,377	10,849	10,951	95.6	95.5	0.9	470	504	513	4.4	4.5	1.7
OK	2,610	2,891	2,987	83.8	84.2	3.3	536	560	561	16.2	15.8	0.2
OR	2,719	3,281	3,500	95.9	96.1	6.7	123	140	141	4.1	3.9	0.8
PA	11,518	11,899	12,046	96.9	96.9	1.2	365	382	384	3.1	3.1	0.4
RI	1,003	1,048	1,076	100.0	100.0	2.7	–	–	–	–	–	–
SC	3,230	3,735	3,980	93.1	93.5	6.6	256	277	275	6.9	6.5	–0.5
SD	469	527	553	69.8	71.3	5.0	227	228	222	30.2	28.7	–2.3
TN	4,350	5,080	5,339	89.3	89.5	5.1	527	610	624	10.7	10.5	2.4
TX	15,723	19,465	21,445	93.4	93.8	10.2	1,264	1,386	1,415	6.6	6.2	2.0
UT	1,618	2,107	2,341	94.4	94.8	11.1	105	126	128	5.6	5.2	2.0
VT	417	449	459	73.8	73.7	2.2	146	159	164	26.2	26.3	2.7
VA	5,434	6,269	6,742	88.6	89.1	7.6	755	810	825	11.4	10.9	1.8
WA	4,689	5,678	6,063	96.3	96.4	6.8	178	216	225	3.7	3.6	4.1
WV	1,315	1,348	1,362	74.5	75.0	1.1	478	461	455	25.5	25.0	–1.3
WI	4,205	4,604	4,757	85.8	85.9	3.3	687	759	779	14.2	14.1	2.6
WY	320	352	364	71.3	71.5	3.5	133	142	145	28.7	28.5	2.3

– Represents or rounds to zero. [1] Reflects modifications to the Census 2000 population as documented in the Count Question Resolution program and geographic program revisions. [2] Includes Broomfield city.

Source: U.S. Census Bureau, "Annual Estimates of the Population for Counties: April 1, 2000 to July 1, 2005" (CO-EST2005-01); published 16 March 2006; <http://www.census.gov/popest/counties/CO-EST2005-01.html>; and 2000 Census of Population and Housing, *Population and Housing Unit Counts*, PHC-1.

32 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 29. **Population in Coastal Counties: 1980 to 2005**

[**Population as of April 1, except as indicated (3,537 represents 3,537,000).** Areas as defined by U.S. National Oceanic and Atmospheric Administration, 1992. Covers 673 counties and equivalent areas with at least 15 percent of their land area either in a coastal watershed (drainage area) or in a coastal cataloging unit (a coastal area between watersheds). See Appendix III]

Year	Total	Counties in coastal regions					Balance of United States
		Total	Atlantic	Gulf of Mexico	Great Lakes	Pacific	
Land area, 2000 (1,000 sq. mi.)	3,537	889	148	115	115	511	2,649
POPULATION							
1980 (mil.)	226.5	119.8	53.7	13.1	26.0	27.0	106.7
1990 (mil.)	248.7	133.4	59.0	15.2	25.9	33.2	115.3
2000 (mil.)	281.4	148.3	65.2	18.0	27.3	37.8	133.1
2005 (July 1) (mil.)	296.4	155.2	68.1	19.5	27.5	40.0	141.2
1980 (percent)	100	53	24	6	11	12	47
1990 (percent)	100	54	24	6	10	13	46
2000 (percent)	100	53	23	6	10	13	47
2005 (July 1) (percent)	100	53	23	6	10	14	47

Source: U.S. Census Bureau, 1980 Census of Population, Vol. 1, Chapter A (PC80-1-A-1), *U.S. Summary*; 1990 Census of Population and Housing (CPH1); and unpublished data.

Table 30. **States With Coastal Counties—Population, Housing Units, Establishments, and Employees by Coastal Region and State: 2000 to 2005**

[**281,425 represents 281,425,000. Population and housing as of July 1, except 2000 as of April 1.** See headnote, Table 29]

Coastal region and state	Population					Housing units			Private nonfarm [3]—	
	2000 [1] (1,000)	2005 Number (1,000)	2005 Percent of state total	Percent change, 2000–2005	Per square mile, 2005 [2]	Number (1,000) 2000	Number (1,000) 2004	Percent change, 2000–2004	Establishments, 2004 (1,000)	Employees, 2004 (1,000)
United States, total	**281,425**	**296,410**	**(X)**	**5.3**	**84**	**116,299**	**122,672**	**5.5**	**7,388**	**115,075**
Interior U.S.	133,103	141,218	(X)	6.1	53	56,150	59,795	6.5	3,442	54,256
Coastal counties, total	148,322	155,193	(X)	4.6	175	60,148	62,877	4.5	3,946	60,819
Atlantic	65,198	68,132	(X)	4.5	461	26,890	28,016	4.2	1,839	27,591
Maine	1,184	1,231	93.1	4.0	61	601	624	3.8	39	465
New Hampshire	1,007	1,071	81.8	6.4	254	433	456	5.4	32	440
Massachusetts	6,125	6,173	96.5	0.8	934	2,534	2,580	1.8	170	2,903
Rhode Island	1,048	1,076	100.0	2.7	1,030	440	446	1.4	30	434
Connecticut	3,406	3,510	100.0	3.1	725	1,388	1,414	1.9	93	1,535
New York	13,573	13,851	71.9	2.0	1,787	5,291	5,384	1.8	389	5,424
New Jersey	8,312	8,608	98.7	3.6	1,219	3,277	3,371	2.9	238	3,556
Pennsylvania	5,750	5,889	47.4	2.4	855	2,338	2,400	2.7	143	2,555
Delaware	784	844	100.0	7.6	432	344	367	6.7	25	391
Maryland	4,865	5,134	91.7	5.5	677	1,975	2,061	4.4	124	1,962
District of Columbia	572	551	100.0	-3.8	8,966	275	277	0.6	20	437
Virginia	4,794	5,143	68.0	7.3	370	1,920	2,054	7.0	129	2,169
North Carolina	1,985	2,062	23.7	3.9	105	909	971	6.9	47	630
South Carolina	1,653	1,764	41.5	6.7	116	755	816	8.1	44	595
Georgia	822	862	9.5	4.9	71	347	369	6.2	19	269
Florida	9,320	10,364	58.3	11.2	554	4,063	4,427	8.9	298	3,827
Gulf of Mexico	18,003	19,524	(X)	8.4	170	7,752	8,364	7.9	445	6,620
Florida	6,249	6,985	39.3	11.8	222	3,090	3,386	9.6	177	2,272
Georgia	95	98	1.1	3.3	61	40	42	3.7	2	30
Alabama	712	734	16.1	3.0	84	320	339	6.0	17	247
Mississippi	588	614	21.0	4.4	91	248	263	6.0	12	178
Louisiana	3,510	3,566	78.8	1.6	139	1,442	1,498	3.9	82	1,299
Texas	6,850	7,527	32.9	9.9	187	2,612	2,836	8.6	154	2,595
Great Lakes	27,325	27,514	(X)	0.7	238	11,428	11,792	3.2	665	11,311
New York	3,650	3,627	18.8	-0.6	169	1,587	1,611	1.5	83	1,384
Pennsylvania	281	280	2.3	-0.1	350	114	116	1.6	7	118
Ohio	4,418	4,397	38.4	-0.5	417	1,872	1,919	2.5	111	1,872
Michigan	8,859	9,025	89.2	1.9	176	3,794	3,957	4.3	214	3,476
Indiana	1,378	1,417	22.6	2.8	348	558	585	4.9	32	574
Illinois	6,021	6,006	47.1	-0.3	4,311	2,325	2,377	2.2	149	2,662
Wisconsin	2,469	2,514	45.4	1.8	163	1,057	1,103	4.3	62	1,130
Minnesota	248	248	4.8	-0.3	23	121	125	3.0	7	95
Pacific	37,796	40,022	(X)	5.9	78	14,078	14,705	4.5	997	15,297
Washington	4,587	4,897	77.9	6.8	198	1,927	2,048	6.3	137	1,851
Oregon	1,808	1,883	51.7	4.2	90	796	828	4.1	58	768
California	29,660	31,405	86.9	5.9	404	10,674	11,116	4.1	754	12,015
Hawaii	1,212	1,275	100.0	5.3	199	462	483	4.6	32	469
Alaska	530	561	84.6	6.0	1	220	229	4.3	17	193

X Not applicable. [1] Reflects modifications to the Census 2000 population as documented in the Count Question Resolution program and geographic program revisions. [2] Calculated on the basis of land area data from the 2000 census. [3] Covers establishments with payroll. Excludes most government employees railroad employees, self-employed persons. Employees are for the week including March 12.

Source: U.S. Census Bureau, USA Counties; <http://censtats.census.gov/usa/usa.shtml>; (10 August 2006); and County Business Patterns, annual. See <http://www.census.gov/epcd/cbp/view/cbpview.html>.

Population 33

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 31. Incorporated Places With 150,000 or More Inhabitants in 2005—Population: 1980 to 2005

[In thousands, except as indicated (237 represents 237,000). As of April 1, except 2005 as of July 1. 2005 data refer to boundaries in effect on January 1, 2005; 1990 and 2000 data, boundaries in effect on January 1, 2000; 1980 data, boundaries in effect for 1980 census. Minus sign (–) indicates decrease. See Appendix III]

Incorporated place	1980	1990	2000 Total	2000 Percent change, 1990–2000	2005 Total	2005 Rank	2005 Percent change, 2000–2005 [1]
Akron, OH	237	223	217	–2.7	211	89	–2.9
Albuquerque, NM	332	387	449	15.9	494	33	10.2
Amarillo, TX	149	158	174	10.0	183	118	5.4
Anaheim, CA	219	267	328	23.0	332	55	1.2
Anchorage, AK	174	226	260	15.0	275	68	5.7
Arlington, TX	160	262	333	27.1	363	50	8.9
Arlington, VA [2]	153	171	189	10.9	196	103	3.4
Atlanta, GA	425	394	416	5.8	471	35	13.0
Augusta-Richmond County, GA	[4]48	186	195	4.8	191	113	–2.3
Aurora, CO	159	222	276	24.6	297	60	7.7
Aurora, IL	81	100	143	42.6	168	131	17.5
Austin, TX	346	497	657	32.1	690	16	4.6
Bakersfield, CA	106	188	247	31.4	296	61	21.5
Baltimore, MD	787	736	651	–11.5	636	18	–2.4
Baton Rouge, LA	220	223	228	2.2	222	82	–2.6
Birmingham, AL	284	266	243	–8.7	231	79	–4.6
Boise City, ID	102	142	186	30.8	193	111	2.3
Boston, MA	563	575	589	2.5	559	24	–5.1
Brownsville, TX	85	114	140	22.6	167	132	17.9
Buffalo, NY	358	328	293	–10.8	280	66	–4.4
Chandler, AZ	30	91	177	94.7	235	75	32.7
Charlotte, NC	315	428	541	26.4	611	20	8.7
Chattanooga, TN	170	153	156	1.8	155	143	–0.8
Chesapeake, VA	114	152	199	31.1	219	85	9.9
Chicago, IL	3,005	2,783	2,896	4.1	2,843	3	–1.8
Chula Vista, CA	84	135	174	28.3	210	90	21.3
Cincinnati, OH	385	365	331	–9.1	309	58	–6.8
Cleveland, OH	574	506	478	–5.5	452	39	–5.3
Colorado Springs, CO	215	282	361	28.0	370	49	2.4
Columbus, GA	169	[3]179	[3]186	4.0	185	115	–0.5
Columbus, OH	565	639	711	11.3	731	15	2.6
Corpus Christi, TX	232	258	277	7.4	283	64	2.2
Dallas, TX	905	1,007	1,189	18.1	1,214	9	2.1
Dayton, OH	194	182	166	–8.9	159	140	–4.4
Denver, CO	493	468	555	18.6	558	25	0.8
Des Moines, IA	191	193	199	2.8	194	106	–2.3
Detroit, MI	1,203	1,028	951	–7.5	887	11	–6.8
Durham, NC	101	149	187	25.5	205	94	9.1
El Paso, TX	425	516	564	9.3	599	21	6.2
Fontana, CA	37	88	129	46.7	164	138	26.9
Fort Lauderdale, FL	153	150	152	1.6	167	133	8.5
Fort Wayne, IN	172	206	206	–0.1	223	81	–0.7
Fort Worth, TX	385	449	535	19.1	624	19	15.3
Fremont, CA	132	173	203	17.3	200	96	–1.4
Fresno, CA	217	355	428	20.3	461	36	7.5
Garden Grove, CA	123	144	165	15.0	166	136	0.5
Garland, TX	139	181	216	19.3	216	86	0.3
Gilbert, AZ	6	30	110	265.6	174	127	58.1
Glendale, AZ	97	151	219	45.0	239	73	9.4
Glendale, CA	139	180	195	8.3	200	98	2.6
Grand Rapids, MI	182	189	198	4.7	194	107	–2.0
Greensboro, NC	156	192	224	16.9	232	77	3.3
Henderson, NV	24	65	175	169.4	232	76	32.3
Hialeah, FL	145	188	226	20.5	220	84	–2.6
Honolulu, HI [2]	365	376	372	–1.2	377	47	1.5
Houston, TX	1,595	1,697	1,954	15.1	2,017	4	3.0
Huntington Beach, CA	171	181	190	4.7	194	105	2.5
Huntsville, AL	143	161	158	–1.7	166	134	4.2
Indianapolis, IN [3]	701	732	782	6.9	784	12	0.3
Irvine, CA	62	111	143	28.4	187	114	30.5
Irving, TX	110	155	192	23.5	194	110	1.0
Jackson, MS	203	197	184	–6.3	178	123	–3.4
Jacksonville, FL	541	635	736	15.8	783	13	6.4
Jersey City, NJ	224	229	240	4.8	240	72	–0.2
Kansas City, MO	448	435	442	1.5	445	40	0.8
Knoxville, TN	175	174	174	–0.1	180	119	2.7
Laredo, TX	91	126	177	40.1	209	92	17.5
Las Vegas, NV	165	259	478	84.7	545	29	13.6
Lexington-Fayette, KY	204	225	261	15.6	268	69	2.9
Lincoln, NE	172	193	226	17.0	239	74	5.7
Little Rock, AR	159	177	183	3.4	185	116	0.8
Long Beach, CA	361	430	462	7.4	474	34	2.7
Los Angeles, CA	2,969	3,486	3,695	6.0	3,845	2	4.1
Louisville-Jefferson County, KY [3]	[5]299	[5]269	[5]256	–4.7	556	26	1.0
Lubbock, TX	174	187	200	6.9	210	91	5.1
Madison, WI	171	191	208	9.0	222	83	5.9
Memphis, TN	646	664	650	–2.1	672	17	–1.6
Mesa, AZ	152	291	396	36.2	443	41	11.3
Miami, FL	347	359	362	1.0	386	45	6.6
Milwaukee, WI	636	629	597	–5.1	579	22	–3.0

See footnotes at end of table.

34 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 31. **Incorporated Places With 150,000 or More Inhabitants in 2005—Population: 1980 to 2005**—Con.

[In thousands, except as indicated (237 represents 237,000). As of April 1, except 2005 as of July 1. 2005 data refer to boundaries in effect on January 1, 2005; 1990 and 2000 data, boundaries in effect on January 1, 2000; 1980 data, boundaries in effect for 1980 census. Minus sign (-) indicates decrease. See Appendix III]

Incorporated place	1980	1990	2000 Total	2000 Percent change, 1990–2000	2005 Total	2005 Rank	2005 Percent change [1], 2000–2005
Minneapolis, MN	371	368	383	3.9	373	48	-2.6
Mobile, AL	200	196	199	0.3	192	112	-3.8
Modesto, CA	107	166	189	13.5	207	93	9.6
Montgomery, AL	178	191	202	5.6	200	97	-0.8
Moreno Valley, CA	[6]	119	142	19.9	178	121	25.3
Nashville-Davidson, TN [3]	456	488	546	11.7	549	28	0.7
New Orleans, LA	558	497	485	-2.5	455	38	-6.2
New York, NY	7,072	7,323	8,008	9.4	8,143	1	1.7
Newark, NJ	329	275	274	-0.6	281	65	3.0
Newport News, VA	145	171	180	5.1	180	120	-0.4
Norfolk, VA	267	261	234	-10.3	232	78	-1.0
North Las Vegas, NV	43	48	115	140.8	177	125	52.9
Oakland, CA	339	372	399	7.4	395	44	-1.1
Oceanside, CA	77	128	161	25.8	166	135	3.1
Oklahoma City, OK	404	445	506	13.8	531	31	5.0
Omaha, NE	314	373	390	4.6	415	43	5.9
Ontario, CA	89	135	158	17.0	173	128	9.3
Orlando, FL	128	166	186	12.0	213	87	10.8
Overland Park, KS	82	111	149	34.3	165	137	10.3
Oxnard, CA	108	142	170	19.6	184	117	7.6
Pembroke Pines, FL	36	65	137	110.0	150	148	9.4
Philadelphia, PA	1,688	1,586	1,518	-4.3	1,463	5	-3.6
Phoenix, AZ	790	989	1,321	33.6	1,462	6	10.6
Pittsburgh, PA	424	370	335	-9.6	317	57	-5.3
Plano, TX	72	128	222	73.5	250	70	12.7
Pomona, CA	93	132	149	13.0	154	144	4.0
Portland, OR	368	486	529	8.9	533	30	0.8
Providence, RI	157	161	174	7.8	177	124	1.9
Raleigh, NC	150	221	276	24.9	342	53	19.9
Rancho Cucamonga, CA	55	101	128	26.0	169	129	32.6
Reno, NV	101	139	180	29.8	204	95	12.5
Richmond, VA	219	203	198	-2.4	194	108	-2.1
Riverside, CA	171	227	255	12.6	290	62	13.7
Rochester, NY	242	230	220	-4.4	211	88	-4.0
Rockford, IL	140	144	150	4.3	153	146	1.4
Sacramento, CA	276	370	407	10.0	456	37	12.1
Salt Lake City, UT	163	160	182	13.6	178	122	-2.0
San Antonio, TX	786	998	1,145	14.7	1,257	7	9.1
San Bernardino, CA	119	171	185	8.3	199	100	6.8
San Diego, CA	876	1,111	1,223	10.1	1,256	8	2.6
San Francisco, CA	679	724	777	7.3	739	14	-4.8
San Jose, CA	629	783	895	14.2	912	10	1.9
Santa Ana, CA	204	294	338	14.8	340	54	0.7
Santa Clarita, CA	[6]	123	151	22.8	168	130	11.3
Santa Rosa, CA	83	121	148	22.0	153	145	3.4
Scottsdale, AZ	89	130	203	55.8	226	80	11.5
Seattle, WA	494	516	563	9.1	574	23	1.9
Shreveport, LA	206	199	200	0.6	199	99	-0.9
Spokane, WA	171	178	196	9.8	197	101	0.6
Springfield, MA	152	157	152	-3.1	152	147	-0.2
Springfield, MO	133	141	152	7.4	150	149	-1.1
St. Louis, MO	453	397	348	-12.2	344	52	-1.1
St. Paul, MN	270	272	287	5.5	275	67	-4.1
St. Petersburg, FL	239	240	248	3.3	249	71	0.1
Stockton, CA	150	212	244	15.0	287	63	17.6
Tacoma, WA	159	177	194	9.1	196	104	1.2
Tallahassee, FL	82	126	151	19.5	159	141	4.1
Tampa, FL	272	280	303	8.4	326	56	7.4
Tempe, AZ	107	142	159	11.7	161	139	1.6
Toledo, OH	355	333	314	-5.8	301	59	-4.0
Tucson, AZ	331	418	487	16.4	516	32	5.8
Tulsa, OK	361	367	393	7.0	382	46	-2.7
Vancouver, WA	43	104	144	38.0	157	142	9.6
Virginia Beach, VA	262	393	425	8.2	438	42	3.1
Washington, DC	638	607	572	-5.7	551	27	-3.8
Wichita, KS	280	311	344	10.7	355	51	1.0
Winston-Salem, NC	132	168	186	10.6	194	109	4.3
Worcester, MA	162	170	173	1.8	176	126	1.9
Yonkers, NY	195	188	196	4.2	196	102	0.2

[1] The April 1, 2000, Population Estimates base reflects changes to the Census 2000 population from the Count Question Resolution program and geographic program revisions. [2] The population shown is for the census designated place (CDP). [3] Represents the portion of a consolidated city that is not within one or more seperately incorporated places. [4] Number is for the incorporated place of Augusta city before consolidation of the city and county governments. [5] Data are for the incorporated place of Louisville city before consolidation of the city and county governments. [6] Not incorporated.

Source: U.S. Census Bureau, 2000 Census of Population and Housing, *Population and Housing Unit Counts* PHC-3; and "Population Estimates for Places Over 100,000: 2000 to 2005"; published June 2006; <http://www.census.gov/popest/cities/SUB-EST2005.html>.

Population 35

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 32. **Incorporated Places by Population Size: 1980 to 2005**

[**140.3 represents 140,300,000.** See Appendix III]

Population size	Number of incorporated places				Population (mil.)				Percent of total			
	1980	**1990**	**2000**	**2005**	**1980**	**1990**	**2000** [1]	**2005**	**1980**	**1990**	**2000** [1]	**2005**
Total	**19,097**	**19,262**	**19,471**	**19,471**	**140.3**	**152.9**	**176.1**	**183.8**	**100.0**	**100.0**	**100.0**	**100.0**
1,000,000 or more	6	8	9	9	17.5	20.0	23.0	23.5	12.5	13.0	13.0	12.8
500,000 to 999,999	16	15	21	23	10.9	10.1	13.5	14.7	7.8	6.6	7.7	8.0
250,000 to 499,999	33	41	37	38	11.8	14.2	13.5	13.7	8.4	9.3	7.6	7.5
100,000 to 249,999	114	131	177	184	16.6	19.1	26.2	27.8	11.8	12.5	14.9	15.1
50,000 to 99,999	250	309	370	411	17.6	21.2	25.4	28.5	12.3	13.9	14.4	15.5
25,000 to 49,999	526	567	653	674	18.4	20.0	22.9	23.5	13.1	13.0	13.0	12.8
10,000 to 24,999	1,260	1,290	1,447	1,488	19.8	20.3	22.8	23.4	14.1	13.3	13.0	12.8
Under 10,000	16,892	16,901	16,757	16,644	28.0	28.2	28.9	28.8	20.0	18.4	16.4	15.6

[1] The April 1, 2000, Population Estimates base reflects modifications to the Census 2000 population as documented in the Count Question Resolution program and geographic program revisions.

Source: U.S. Census Bureau, *Census of Population: 1980*, Vol. I; *1990 Census of Population and Housing, Population and Housing Unit Counts* (CPH-2-1); and "Population Estimates for All Places: 2000 to 2005"; published June 2006; <http://www.census.gov/popest/cities>.

Table 33. **Urban and Rural Population by State: 1990 and 2000**

[**222,361 represents 222,361,000. As of April 1.** Resident population. For urban definitions; see text, this section]

State	Urban population, 1990: Former definition (percent)	Urban population, 1990: Current definition (percent)	Urban population, 2000, current definition: Number (1,000)	Urban population, 2000, current definition: Percent	Rural population, **2000** (1,000)
US, total	**75.2**	**78.0**	**222,361**	**79.0**	**59,061**
AL	60.4	56.8	2,466	55.4	1,981
AK	67.5	61.0	411	65.6	216
AZ	87.5	86.5	4,524	88.2	607
AR	53.5	52.0	1,404	52.5	1,269
CA	92.6	93.7	31,990	94.4	1,882
CO	82.4	83.8	3,633	84.5	668
CT	79.1	87.0	2,988	87.7	418
DE	73.0	79.2	628	80.1	156
DC	100.0	100.0	572	100.0	–
FL	84.8	88.0	14,270	89.3	1,712
GA	63.2	68.7	5,864	71.6	2,322
HI	89.0	90.5	1,108	91.5	103
ID	57.4	62.2	859	66.4	434
IL	84.6	86.4	10,910	87.8	1,510
IN	64.9	69.1	4,304	70.8	1,776
IA	60.6	59.4	1,787	61.1	1,139
KS	69.1	69.5	1,921	71.4	768
KY	51.8	55.9	2,254	55.8	1,788
LA	68.1	72.9	3,246	72.6	1,223
ME	44.6	42.6	513	40.2	762
MD	81.3	85.0	4,559	86.1	738
MA	84.3	90.5	5,801	91.4	548
MI	70.5	75.2	7,419	74.7	2,519
MN	69.9	69.0	3,490	70.9	1,429
MS	47.1	49.1	1,387	48.8	1,457
MO	68.7	69.6	3,883	69.4	1,712
MT	52.5	56.4	488	54.1	414
NE	66.1	67.2	1,194	69.8	518
NV	88.3	87.4	1,829	91.5	170
NH	51.0	57.2	732	59.3	503
NJ	89.4	93.5	7,939	94.4	475
NM	73.0	75.0	1,364	75.0	456
NY	84.3	87.4	16,603	87.5	2,374
NC	50.4	57.8	4,849	60.2	3,200
ND	53.3	53.4	359	55.9	283
OH	74.1	77.5	8,782	77.4	2,571
OK	67.7	65.2	2,255	65.3	1,196
OR	70.5	74.9	2,694	78.7	727
PA	68.9	76.8	9,464	77.1	2,817
RI	86.0	89.9	953	90.9	95
SC	54.6	61.5	2,427	60.5	1,585
SD	50.0	50.3	391	51.9	363
TN	60.9	62.7	3,620	63.6	2,069
TX	80.3	81.2	17,204	82.5	3,648
UT	87.0	86.8	1,970	88.2	263
VT	32.2	40.2	232	38.2	376
VA	69.4	71.5	5,170	73.0	1,909
WA	76.4	79.9	4,831	82.0	1,063
WV	36.1	46.9	833	46.1	976
WI	65.7	67.3	3,664	68.3	1,700
WY	65.0	67.1	321	65.1	172

– Represents zero.

Source: U.S. Census Bureau, 2000 Census of Population and Housing, *Population and Housing Unit Counts* PHC-3.

36 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 34. **Mobility Status of the Population by Selected Characteristics: 1981 to 2005**

[**As of March (221,641 represents 221,641,000)**. For persons 1 year old and over. Based on comparison of place of residence in immediate prior year and year shown. Excludes members of the Armed Forces except those living off post or with their families on post. Based on Current Population Survey, Annual Social and Economic Supplement; see text of this section and Appendix III. For composition of regions, see map, inside front cover]

Mobility period and characteristic	Total (1,000)	Percent distribution						
		Non-movers	Movers (different house in United States)					Movers from abroad
					Different county			
			Total	Same county	Total	Same state	Different state	
1981	221,641	83	17	10	6	3	3	1
1991	244,884	83	16	10	6	3	3	1
2001	275,611	86	14	8	6	3	3	1
2005, total	**287,136**	**86**	**13**	**8**	**5**	**3**	**3**	**1**
1 to 4 years old	16,243	79	21	13	7	4	4	1
5 to 9 years old	19,546	84	15	10	6	3	3	1
10 to 14 years old	20,922	88	12	7	4	2	2	1
15 to 19 years old	20,661	87	12	7	5	3	2	1
20 to 24 years old	20,402	70	29	17	11	6	5	1
25 to 29 years old	19,499	72	26	16	10	6	5	1
30 to 44 years old	63,158	85	14	8	6	3	3	1
45 to 64 years old	71,491	93	7	4	3	2	2	(Z)
65 to 74 years old	18,388	95	5	2	2	1	1	(Z)
75 to 84 years old	12,981	96	4	2	2	1	1	(Z)
85 years old and over	3,845	96	4	2	2	1	1	(Z)
Northeast	53,388	90	9	5	4	2	2	1
Midwest	63,983	88	12	7	5	2	2	(Z)
South	103,556	85	14	8	6	3	3	1
West	66,209	84	15	9	6	3	3	1
Persons 16 years and over	226,105	87	13	7	5	3	3	1
Civilian labor force	147,451	85	14	8	6	3	3	1
Employed	139,277	86	14	8	5	3	2	1
Unemployed	8,174	77	21	13	9	4	5	1
Armed Forces	869	71	24	9	16	6	10	5
Not in labor force	77,786	90	10	5	4	2	2	1
Employed civilians, 16 years and over	139,277	86	14	8	5	3	2	1
Management, business, and financial	19,878	89	11	7	4	2	2	(Z)
Professional	28,464	87	12	7	6	3	3	(Z)
Service	22,609	83	16	10	6	3	3	1
Sales	16,138	85	15	9	6	3	3	(Z)
Office and administrative support	19,301	87	13	8	5	3	2	(Z)
Farming, fishing, and forestry	944	79	15	11	4	2	2	6
Construction and extraction	8,634	80	18	11	7	4	3	2
Installation, maintenance, and repair	5,149	87	13	7	5	3	2	(Z)
Production	9,598	86	13	8	5	3	2	1
Transportation and material moving	8,561	86	13	8	5	3	2	1
Tenure:								
Owner-occupied units	207,326	93	7	4	3	2	1	(Z)
Renter-occupied units	79,810	70	28	18	11	5	5	2

Z Less than 0.5 percent.

Source: U.S. Census Bureau, "Geographical Mobility: 2004 to 2005, Detailed Tables"; <http://www.census.gov/population/www/socdemo/migrate.html>.

Table 35. **Movers by Type of Move and Reason for Moving: 2005**

[**As of March (39,421 represents 39,421,000)**. For persons 1 year old and over. Based on comparison of place of residence in 2004 and 2005. Excludes members of the Armed Forces except those living off post or with their families on post. Based on Current Population Survey, Annual Social and Economic Supplement; see text of this section and Appendix III]

Reason for move	All movers	Intra-county	Inter-county	From abroad
Total (1,000)	**39,421**	**22,443**	**15,142**	**1,836**
PERCENT DISTRIBUTION				
Total	100.0	100.0	100.0	100.0
Family-related reasons	27.2	26.4	29.4	19.6
Change in marital status	7.1	7.0	7.8	3.4
To establish own household	7.8	9.5	5.7	3.5
Other family reasons	12.3	9.8	15.9	12.6
Work-related reasons	17.6	6.6	29.5	55.0
New job/job transfer	10.4	2.3	20.1	30.6
To look for work/lost job	1.9	0.5	2.4	14.9
Closer to work/easier commute	3.4	3.2	3.9	1.3
Retired	0.6	0.2	1.1	0.4
Other job-related reason	1.4	0.4	2.0	7.8
Housing-related reasons	47.1	61.8	29.8	10.1
Wanted to own home/not rent	9.3	12.2	5.9	1.6
New/better house/apartment	17.8	24.5	9.7	3.3
Better neighborhood/less crime	4.0	4.8	3.3	0.4
Cheaper housing	6.6	8.7	4.2	1.2
Other housing	9.4	11.6	6.7	3.6
Other reasons	8.0	5.2	11.3	15.3
Attend/leave college	3.2	1.8	4.9	6.5
Change of climate	0.6	0.2	1.3	0.1
Health reasons	1.6	1.4	2.0	1.0
Other reason	2.6	1.9	3.1	7.7

Source: U.S. Census Bureau, "Geographic Mobility: 2004 to 2005, Detailed Tables"; <http://www.census.gov/population/www/socdemo/migrate.html>.

Population 37

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 36. **Mobility Status of Households by Household Income: 2005**

[**As of March (113,155 represents 113,155,000).** Covers householders 15 years old and over. Based on comparison of place of residence in 2004 and 2005. Excludes members of the Armed Forces except those living off post or with their families on post. Based on Current Population Survey, Annual Social and Economic Supplement; see text of this section and Appendix III]

Household income in 2004	Total (1,000)	Percent distribution						
		Non-movers	Movers (different house in United States)					Movers from abroad
			Total	Same county	Different county			
					Total	Same state	Different state	
Householders, 15 years and over. . .	**113,155**	**87**	**13**	**8**	**5**	**3**	**2**	**(Z)**
Less than $5,000	3,956	79	19	11	8	4	4	2
$5,000 to $9,999	5,850	84	15	10	5	2	3	1
$10,000 to $14,999	7,557	86	14	9	5	3	2	1
$15,000 to $24,999	14,634	85	15	9	6	3	3	1
$25,000 to $34,999	13,475	85	15	9	6	3	3	(Z)
$35,000 to $49,999	16,739	85	14	8	6	3	3	(Z)
$50,000 to $74,999	20,699	88	12	7	5	3	2	(Z)
$75,000 and over	30,245	91	9	5	4	2	2	(Z)

Z Less than 0.5 percent.

Source: U.S. Census Bureau, "Geographical Mobility: 2004 to 2005, Detailed Tables"; <http://www.census.gov/population/www/socdemo/migrate.html>.

Table 37. **Mobility Status of Resident Population by State: 2004**

[**In percent, except as indicated (281,762 represents 281,762,000).** Based on comparison of place of residence in 2003 and 2004. The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text, this section and Appendix III]

State	Population 1 year old and over [1] (1,000)	Same house in 2003	Different house in United States in 2003		State	Population 1 year old and over [1] (1,000)	Same house in 2003	Different house in United States in 2003	
			Same county	Different county				Same county	Different county
U.S. . .	**281,762**	**84.3**	**9.7**	**5.4**					
					MO	5,514	82.9	10.0	6.7
AL	4,358	83.9	10.8	4.9	MT	893	84.2	9.1	6.4
AK	627	82.3	10.9	6.3	NE	1,671	83.6	9.3	6.6
AZ	5,543	78.8	14.1	6.1	NV	2,267	77.9	14.2	7.1
AR	2,642	80.9	12.2	6.5	NH	1,248	86.1	8.3	5.4
CA	34,534	84.2	10.6	4.4					
					NJ	8,405	88.7	6.8	4.0
CO	4,438	79.8	11.1	8.4	NM	1,841	82.3	11.2	6.0
CT	3,342	87.6	8.6	3.4	NY	18,389	89.4	6.8	3.2
DE	796	85.7	8.9	4.8	NC	8,157	84.2	9.3	5.9
DC	512	82.7	9.4	6.7	ND	603	85.5	8.9	5.2
FL	16,771	80.5	11.4	7.1					
					OH	11,024	85.1	10.0	4.6
GA	8,445	82.5	9.1	7.5	OK	3,362	81.7	10.9	6.7
HI	1,207	85.9	9.5	3.5	OR	3,469	80.2	11.5	7.8
ID	1,337	79.7	12.0	7.6	PA	11,811	88.4	7.2	4.1
IL	12,228	85.8	9.4	4.1	RI	1,025	86.8	8.2	4.5
IN	5,972	83.2	11.1	5.1					
					SC	4,006	84.0	8.6	6.9
IA	2,817	84.7	9.1	5.9	SD	730	84.7	8.9	6.2
KS	2,615	82.3	11.1	6.1	TN	5,666	83.2	10.8	5.6
KY	3,982	83.9	10.0	5.7	TX	21,569	82.4	11.4	5.5
LA	4,320	85.3	9.4	5.1	UT	2,301	81.4	11.5	6.3
ME	1,266	87.2	7.6	5.0					
					VT	595	86.7	7.8	5.2
MD	5,342	86.1	7.4	6.1	VA	7,116	83.5	7.0	8.8
MA	6,112	87.3	8.0	4.0	WA	5,965	80.7	12.3	6.3
MI	9,736	86.0	9.1	4.4	WV	1,752	88.2	7.3	4.4
MN	4,884	86.0	7.6	6.1	WI	5,287	85.6	9.2	5.0
MS	2,765	83.5	10.4	5.8	WY	487	81.0	11.6	7.2

[1] Includes persons moving from abroad, not shown separately.

Source: U.S. Census Bureau, 2004 American Community Survey; B07003. Residence 1 Year Ago by Sex; using American FactFinder®; <http://factfinder.census.gov/>; (25 January 2006).

38 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 38. **Persons 65 Years Old and Over—Characteristics by Sex: 1990 to 2005**

[As of March, except as noted (29.6 represents 29,600,000). Covers civilian noninstitutional population. Excludes members of Armed Forces except those living off post or with their families on post. Data for 1990 are based on 1980 census population controls; 1995 and 2000 data based on 1990 census population controls; 2004 and 2005 data based on 2000 census population controls and an expanded sample of households. Based on Current Population Survey; see text of this section and Appendix III]

Characteristic	Total				Male				Female			
	1990	1995	2000	2005	1990	1995	2000	2005	1990	1995	2000	2005
Total (million)	**29.6**	**31.7**	**32.6**	**35.0**	**12.3**	**13.2**	**13.9**	**14.4**	**17.2**	**18.5**	**18.7**	**20.6**
PERCENT DISTRIBUTION												
Marital status:												
Never married	4.6	4.2	3.9	4.1	4.2	4.2	4.2	4.4	4.9	4.2	3.6	3.9
Married	56.1	56.9	57.2	57.7	76.5	77.0	75.2	74.9	41.4	42.5	43.8	44.7
Spouse present	54.1	54.7	54.6	54.8	74.2	74.5	72.6	71.7	39.7	40.6	41.3	42.0
Spouse absent	2.0	2.2	2.6	2.9	2.3	2.5	2.6	3.2	1.7	1.9	2.5	2.7
Widowed	34.2	33.2	32.1	30.3	14.2	13.5	14.4	13.7	48.6	47.3	45.3	42.9
Divorced	5.0	5.7	6.7	7.9	5.0	5.2	6.1	7.0	5.1	6.0	7.2	8.5
Educational attainment:												
Less than ninth grade	28.5	21.0	16.7	[1]13.9	30.0	22.0	17.8	[1]13.8	27.5	20.3	15.9	[1]14.0
Completed 9th to 12th grade, but no high school diploma	[2]16.1	15.2	13.8	[1]13.0	[2]15.7	14.5	12.7	[1]12.1	[2]16.4	15.6	14.7	[1]13.7
High school graduate	[3]32.9	33.8	35.9	[1]36.0	[3]29.0	29.2	30.4	[1]30.9	[3]35.6	37.1	39.9	[1]39.8
Some college or associate's degree	[4]10.9	17.1	18.0	[1]18.4	[4]10.8	17.1	17.8	[1]17.8	[4]11.0	17.0	18.2	[1]18.8
Bachelor's or advanced degree	[5]11.6	13.0	15.6	[1]18.7	[5]14.5	17.2	21.4	[1]25.4	[5]9.5	9.9	11.4	[1]13.7
Labor force participation: [6]												
Employed	11.5	11.7	12.4	14.5	15.9	16.1	16.9	19.1	8.4	8.5	9.1	11.1
Unemployed	0.4	0.5	0.4	0.5	0.5	0.7	0.6	0.7	0.3	0.3	0.3	0.4
Not in labor force	88.1	87.9	87.2	84.9	83.6	83.2	82.5	80.2	91.3	91.2	90.6	88.5
Percent below poverty level [7]	11.4	11.7	9.7	9.8	7.8	7.2	6.9	7.0	13.9	14.9	11.8	12.0

[1] Data for 2004. [2] Represents those who completed 1 to 3 years of high school. [3] Represents those who completed 4 years of high school. [4] Represents those who completed 1 to 3 years of college. [5] Represents those who completed 4 years of college or more. [6] Annual averages of monthly figures. Source: U.S. Bureau of Labor Statistics, *Employment and Earnings*, January issues. See footnote 2, Table 573. [7] Poverty status based on income in preceding year.

Source: Except as noted, U.S. Census Bureau, *Current Population Reports*, P20-546, and earlier reports; P60-226; "Educational Attainment in the United States: 2004, Detailed Tables"; published March 2005; <http://www.census.gov/population/www/socdemo/education/cps2004.html>; "America's Families and Living Arrangements: 2005, Table A1, Marital Status of People 15 Years and Over, by Age, Sex, Personal Earnings, Race, and Hispanic Origin, 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>; and "POV01. Age and Sex of All People, Family Members and Unrelated Individuals Iterated by Income-to-Poverty Ratio and Race"; published 19 May 2005; <http://pubdb3.census.gov/macro/032005/pov/new01000.htm>.

Table 39. **Persons 65 Years Old and Over—Living Arrangements and Disability Status: 2005**

[In thousands (34,761 represents 34,761,000), except as indicated. The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text of this section and Appendix III]

Relationship by household type	Number	Percent distribution	Type of disability	Total	65 to 74 years old	75 years old and over
Total	**34,761**	**100.0**	**People 65 years and over with a disability**	**14,064**	**5,556**	**8,508**
In family households	23,553	67.8				
Householder	12,206	35.1				
Spouse	8,620	24.8	With a sensory disability	5,707	1,871	3,836
Parent	1,571	4.5	With a physical disability	10,712	4,286	6,426
Other relatives	1,026	3.0	With a mental disability	3,988	1,329	2,659
Nonrelatives	130	0.4	With a self-care disability	3,358	1,061	2,297
In nonfamily households	11,208	32.2	With a go-outside home disability	5,778	1,636	4,142
Householder	10,799	31.1				
Living alone	10,299	29.6				
Not living alone	500	1.4				
Nonrelatives	409	1.2				

Source: U.S. Census Bureau, 2005 American Community Survey; B09017. Relationship by Household Type (Including Living Alone) for the Population 65 Years and Over; B18002. Sex by Age by Disability Status for the Civilian Noninstitutionalized Population 5 Years and Over; B18003. Sex by Age by Sensory Disability for the Civilian Noninstitutionalized Population 5 Years and Over; B18004. Sex by Age by Physical Disability for the Civilian Noninstitutionalized Population 5 Years and Over; B18005. Sex by Age by Mental Disability for the Civilian Noninstitutionalized Population 5 Years and Over; B18006. Sex by Age by Self-Care Disability for the Civilian Noninstitutionalized Population 5 Years and Over; B18007. Sex by Age by Go-Outside-Home Disability for the Civilian Noninstitutionalized Population 16 Years and Over; using American FactFinder®; <http://factfinder.census.gov/>; (23 August 2006).

Population 39

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 40. **Selected Characteristics of Racial Groups and Hispanic/Latino Population: 2004**

[**In thousands (186,534 represents 186,534,000), except as indicated.** The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text of this section and Appendix III]

Characteristic	Total population	White alone	Black or African American alone	American Indian and Alaska Native alone	Asian alone
EDUCATIONAL ATTAINMENT					
Persons 25 years old and over, total	**186,534**	**146,327**	**20,271**	**1,277**	**8,242**
Less than 9th grade	11,699	7,481	1,197	97	691
9th to 12th grade, no diploma	18,277	12,847	3,003	201	559
High school graduate (includes equivalency)	55,055	43,812	6,685	400	1,425
Some college, no degree	37,875	30,198	4,523	296	1,044
Associate's degree	13,217	10,594	1,362	101	549
Bachelor's degree	32,030	26,279	2,324	118	2,377
Graduate degree	18,381	15,116	1,177	63	1,597
Percent high school graduate or higher	83.9	86.1	79.3	76.6	84.8
Percent bachelor's degree or higher	27.0	28.3	17.3	14.2	48.2
OCCUPATION					
Employed civilian population, 16 years old and over, total	**134,259**	**105,048**	**14,127**	**855**	**5,812**
Management, professional, and related occupations	45,845	37,581	3,769	217	2,661
Management, business and financial operations occupations	18,529	15,609	1,354	77	847
Professional and related occupations	27,316	21,972	2,415	140	1,815
Service occupations	21,750	15,381	3,325	184	901
Sales and office occupations	35,117	27,774	3,790	199	1,391
Farming, fishing, and forestry occupations	902	676	44	6	16
Construction, extraction, and maintenance occupations	13,109	10,758	866	125	215
Construction and extraction occupations	8,279	6,773	496	86	96
Installation, maintenance, and repair occupations	4,830	3,985	370	38	119
Production, transportation, and material moving occupations	17,536	12,878	2,333	124	627
Production occupations	9,360	6,920	1,072	62	440
Transportation and material moving occupations	8,176	5,958	1,261	63	186
FAMILY INCOME IN THE PAST 12 MONTHS					
Total families	**73,886**	**57,841**	**8,411**	**526**	**2,915**
Less than $10,000	4,054	2,294	1,187	54	145
$10,000 to $19,999	6,473	4,311	1,272	88	213
$20,000 to $29,999	7,944	5,741	1,220	83	245
$30,000 to $39,999	8,046	6,173	1,005	56	244
$40,000 to $49,999	7,580	6,001	814	54	253
$50,000 to $59,999	6,955	5,624	687	51	230
$60,000 to $74,999	8,772	7,223	745	47	337
$75,000 to $99,999	9,967	8,349	744	43	438
$100,000 to $124,999	5,794	4,909	369	24	305
$125,000 to $149,999	3,035	2,589	180	8	175
$150,000 to $199,999	2,709	2,341	119	10	178
$200,000 or more	2,557	2,285	70	7	152
Median family income in the past 12 months (dol.)	53,692	57,427	34,851	35,981	65,132
POVERTY STATUS IN THE PAST 12 MONTHS [2]					
Persons below poverty level	37,162	22,125	8,865	526	1,420
Percent below poverty level	13.1	10.3	25.6	24.6	11.8
Families below poverty level	7,444	4,323	1,937	108	273
Percent below poverty level	10.1	7.5	23.0	20.5	9.4
HOUSING TENURE					
Total householders	109,902	86,665	12,964	771	3,967
Owner-occupied	73,754	62,442	5,978	428	2,286
Renter-occupied	36,148	24,223	6,986	343	1,681

See footnotes at end of table.

40 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 40. **Selected Characteristics of Racial Groups and Hispanic/Latino Population: 2004**—Con.

[See headnote, page 40]

Characteristic	Native Hawaiian and Other Pacific Islander alone	Some other race alone	Two or more races	Hispanic/ Latino [1]	White alone, not Hispanic or Latino
EDUCATIONAL ATTAINMENT					
Persons 25 years old and over, total	**236**	**8,021**	**2,161**	**21,683**	**133,459**
Less than 9th grade	13	2,086	133	5,157	4,505
9th to 12th grade, no diploma	25	1,410	232	3,612	10,768
High school graduate (includes equivalency)	83	2,103	547	5,676	40,451
Some college, no degree	58	1,195	561	3,342	28,249
Associate's degree	20	409	181	1,150	9,909
Bachelor's degree	28	579	326	1,869	25,067
Graduate degree	8	240	181	877	14,520
Percent high school graduate or higher	83.9	56.4	83.1	59.6	88.6
Percent bachelor's degree or higher	15.4	10.2	23.5	12.7	29.7
OCCUPATION					
Employed civilian population, 16 years old and over, total	**181**	**6,503**	**1,735**	**17,242**	**94,925**
Management, professional, and related occupations	41	1,045	531	3,103	35,660
Management, business and financial operations occupations	19	421	202	1,262	14,817
Professional and related occupations	21	624	329	1,840	20,843
Service occupations	37	1,582	339	4,083	13,020
Sales and office occupations	59	1,423	482	3,822	25,546
Farming, fishing, and forestry occupations	1	151	8	365	469
Construction, extraction, and maintenance occupations	18	969	159	2,672	9,123
Construction and extraction occupations	9	713	105	2,042	5,496
Installation, maintenance, and repair occupations	9	256	53	630	3,626
Production, transportation, and material moving occupations	25	1,333	216	3,198	11,107
Production occupations	11	738	116	1,770	5,936
Transportation and material moving occupations	14	594	100	1,428	5,171
FAMILY INCOME IN THE PAST 12 MONTHS					
Total families	**91**	**3,217**	**887**	**8,689**	**52,705**
Less than $10,000	6	290	77	771	1,854
$10,000 to $19,999	9	476	104	1,299	3,540
$20,000 to $29,999	9	535	111	1,414	4,903
$30,000 to $39,999	10	455	103	1,209	5,469
$40,000 to $49,999	7	362	89	950	5,433
$50,000 to $59,999	12	267	84	730	5,194
$60,000 to $74,999	11	310	100	798	6,764
$75,000 to $99,999	10	277	105	757	7,901
$100,000 to $124,999	7	132	47	360	4,694
$125,000 to $149,999	5	53	25	182	2,468
$150,000 to $199,999	3	36	23	123	2,258
$200,000 or more	1	23	19	86	2,226
Median family income in the past 12 months (dol.)	53,806	36,488	45,412	36,820	59,907
POVERTY STATUS IN THE PAST 12 MONTHS [2]					
Persons below poverty level	73	3,234	919	8,847	16,949
Percent below poverty level	18.1	22.0	17.2	22.0	8.8
Families below poverty level	14	651	138	1,738	3,309
Percent below poverty level	15.1	20.2	15.6	20.0	6.3
HOUSING TENURE					
Total householders	116	4,054	1,365	11,256	79,949
Owner-occupied	54	1,842	725	5,375	59,110
Renter-occupied	62	2,212	641	5,881	20,839

[1] Persons of Hispanic/Latino origin may be of any race. [2] For explanation of poverty level, see text, Section 13.

Source: U.S. Census Bureau, 2004 American Community Survey; B15002. Sex by Educational Attainment for the Population 25 Years and Over, B24010. Sex by Occupation for the Employed Civilian Population 16 Years and Over, B19101. Family Income in the Past 12 Months (In 2004 Inflation-Adjusted Dollars), B19113. Median Family Income in the Past 12 Months (In 2004 Inflation-Adjusted Dollars), B17001. Poverty Status in the Past 12 Months by Sex by Age, B17010. Poverty Status in the Past 12 Months of Families by Family Type by Presence of Related Children Under 18 Years by Age of Related Children, B25003. Tenure; using American FactFinder®; <http://factfinder.census.gov/>; (8 May 2006).

Population 41

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 41. **Social and Economic Characteristics of the White and Black Populations: 1990 to 2004**

[As of March, except labor force status, annual average (134,687 represents 134,687,000). Excludes members of Armed Forces except those living off post or with their families on post. Data for 1990 are based on 1980 census population controls; 2000 data (except for income and poverty) based on 1990 census population controls; 2004 data and 2000 data for income and poverty based on 2000 census population controls and an expanded sample of households. Based on Current Population Survey; see text of this section and Appendix III]

Characteristic	Number (1,000)						Percent distribution			
	White		White alone [1]	Black		Black alone [1]	White,	White alone [1]	Black,	Black alone [1]
	1990	2000	2004	1990	2000	2004	2000	2004	2000	2004
EDUCATIONAL ATTAINMENT										
Persons 25 years old and over	**134,687**	**147,067**	**154,150**	**16,751**	**20,036**	**20,812**	**100.0**	**100.0**	**100.0**	**100.0**
Less than ninth grade	14,131	10,035	9,566	2,701	1,417	1,197	6.8	6.2	7.1	5.8
Completed 9th to 12th grade, but no high school diploma	[2]14,080	12,153	12,292	[2]2,969	2,899	2,833	8.3	8.0	14.5	13.6
High school graduate	[3]52,449	49,105	49,579	[3]6,239	7,050	7,493	33.4	32.2	35.2	36.0
Some college or associate's degree	[4]24,350	37,353	39,311	[4]2,952	5,366	5,623	25.4	25.5	26.8	27.0
Bachelor's or advanced degree	[5]29,677	38,421	43,402	[5]1,890	3,303	3,667	26.1	28.2	16.5	17.6
LABOR FORCE STATUS [6]										
Civilians 16 years old and over	**160,625**	**176,220**	**182,643**	**21,477**	**24,902**	**26,065**	**100.0**	**100.0**	**100.0**	**100.0**
Civilian labor force	107,447	118,545	121,086	13,740	16,397	16,638	67.3	66.3	65.8	63.8
Employed	102,261	114,424	115,239	12,175	15,156	14,909	64.9	63.1	60.9	57.2
Unemployed	5,186	4,121	5,847	1,565	1,241	1,729	2.3	3.2	5.0	6.6
Unemployment rate [7]	4.8	3.5	4.8	11.4	7.6	10.4	(X)	(X)	(X)	(X)
Not in labor force	53,178	57,675	61,558	7,737	8,505	9,428	32.7	33.7	34.2	36.2
FAMILY TYPE										
Total families	**56,590**	**60,251**	**62,609**	**7,470**	**8,664**	**8,912**	**100.0**	**100.0**	**100.0**	**100.0**
With own children [8]	26,718	28,107	28,410	4,378	4,782	4,973	46.6	45.4	55.2	55.8
Married couple	46,981	48,790	50,021	3,750	4,144	4,146	81.0	79.9	47.1	46.5
With own children [8]	21,579	21,809	21,769	1,972	2,093	2,035	36.2	34.8	24.2	22.8
Female householder, no spouse present	7,306	8,380	9,050	3,275	3,814	3,984	13.9	14.5	45.1	44.7
With own children [8]	4,199	4,869	5,203	2,232	2,409	2,582	8.1	8.3	27.8	29.0
Male householder, no spouse present	2,303	3,081	3,537	446	706	782	5.1	5.6	7.8	8.8
With own children [8]	939	1,429	1,438	173	280	356	2.4	2.3	3.2	4.0
FAMILY INCOME IN PREVIOUS YEAR IN CONSTANT (2003) DOLLARS										
Total families [9]	**56,590**	**61,074**	**62,620**	**7,470**	**8,653**	**8,914**	**100.0**	**100.0**	**100.0**	**100.0**
Less than $5,000	(NA)	(NA)	1,382	(NA)	(NA)	593	(NA)	2.2	(NA)	6.7
$5,000 to $9,999	(NA)	(NA)	1,302	(NA)	(NA)	627	(NA)	2.1	(NA)	7.0
$10,000 to $14,999	(NA)	(NA)	2,235	(NA)	(NA)	692	(NA)	3.6	(NA)	7.8
$15,000 to $24,999	(NA)	(NA)	6,610	(NA)	(NA)	1,407	(NA)	10.6	(NA)	15.8
$25,000 to $34,999	(NA)	(NA)	7,049	(NA)	(NA)	1,187	(NA)	11.3	(NA)	13.3
$35,000 to $49,999	(NA)	(NA)	9,367	(NA)	(NA)	1,402	(NA)	15.0	(NA)	15.7
$50,000 or more	(NA)	(NA)	34,675	(NA)	(NA)	3,005	(NA)	55.4	(NA)	33.7
Median income (dol.) [10]	51,539	56,383	55,768	28,952	35,157	34,369	(X)	(X)	(X)	(X)
POVERTY STATUS IN PREVIOUS YEAR [11]										
Families below poverty level	4,409	4,377	5,058	2,077	1,898	1,986	7.3	8.1	21.9	22.3
Persons below poverty level	20,785	21,922	24,280	9,302	8,360	8,801	9.8	10.5	23.6	24.5
HOUSING TENURE										
Total occupied units	**80,163**	**87,671**	**91,962**	**10,486**	**12,849**	**13,629**	**100.0**	**100.0**	**100.0**	**100.0**
Owner-occupied	54,094	62,077	66,681	4,445	6,055	6,749	70.8	72.5	47.1	49.5
Renter-occupied	24,685	24,253	24,045	5,862	6,563	6,687	27.7	26.1	51.1	49.1
No cash rent	1,384	1,340	1,234	178	231	193	1.5	1.3	1.8	1.4

NA Not available. X Not applicable. [1] Beginning 2003, the Current Population Survey asked respondents to choose one or more races. Refers to people who reported specified race and did not report any other race category. [2] Represents those who completed 1 to 3 years of high school. [3] Represents those who completed 4 years of high school. [4] Represents those who completed 1 to 3 years of college. [5] Represents those who completed 4 years of college or more. [6] Source: U.S. Bureau of Labor Statistics, *Employment and Earnings*, January issues. See footnote 2, Table 573. [7] Total unemployment as percent of civilian labor force. [8] Children under 18 years old. [9] Includes families in group quarters. [10] For definition of median, see Guide to Tabular Presentation. [11] For explanation of poverty level, see text, Section 13.

Source: Except as noted, U.S. Census Bureau, Current Population Reports, P60-226 and earlier reports; "Educational Attainment"; <http://www.census.gov/population/www/socdemo/educ-attn.html>; "Families and Living Arrangements"; <http://www.census.gov/population/www/socdemo/hh-fam.html>; "Table F-5. Race and Hispanic Origin of Householder—Families by Median and Mean Income: 1947 to 2003": published 13 May 2005; <http://www.census.gov/hhes/www/income/histinc/f05.html>; "Table FINC-01. Selected Characteristics of Families, by Total Money Income in 2003"; published 26 August 2004; <http://pubdb3.census.gov/macro/032004/faminc/new01000.htm>; "Table 4. Poverty Status Status of Families, by Type of Family, Presence of Related Children, Race, and Hispanic Origin: 1959 to 2003"; published 26 August 2004; <http://www.census.gov/hhes/www/poverty/histpov/hstpov4.html>; and unpublished data.

42 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 42. **American Indian and Alaska Native Population by Tribe: 2000**

[**As of April**. This table shows data for American Indian and Alaska Native tribes alone or in combination of tribes or races. Respondents who identified themselves as American Indian or Alaska Native were asked to report their enrolled or principal tribe. Therefore, data shown here reflect the written tribal entries reported on the questionnaire. Some of the entries (for example, Iroquois, Sioux, Colorado River, and Flathead) represent nations or reservations. The information on tribe is based on self-identification and includes federally- or state-recognized tribes, as well as bands and clans]

American Indian and Alaska Native tribe	Number	American Indian and Alaska Native tribe	Number
Total persons [1]	**4,119,301**	Osage	15,897
Apache	96,833	Ottawa	10,677
Blackfeet	85,750	Paiute	13,532
Cherokee	729,533	Pima	11,493
Cheyenne	18,204	Potawatomi	25,595
Chickasaw	38,351	Pueblo	74,085
Chippewa	149,669	Puget Sound Salish	14,631
Choctaw	158,774	Seminole	27,431
Colville	9,393	Shoshone	12,026
Comanche	19,376	Sioux	153,360
Cree	7,734	Tohono O'odham	20,087
Creek	71,310	United Houma Nation	8,713
Crow	13,394	Ute	10,385
Delaware	16,341	Yakama	10,851
Iroquois	80,822	Yaqui	22,412
Kiowa	12,242	Yuman	8,976
Latin American Indian	180,940	Alaskan Athabascan	18,838
Lumbee	57,868	Aleut	10,548
Menominee	9,840	Eskimo	54,761
Navajo	298,197	Tlingit-Haida	22,365

[1] Includes other tribes not shown separately.

Source: U.S. Census Bureau, *The American Indian and Alaska Native Population: 2000*, Census 2000 Brief (C2KBR/01-15), February 2002.

Table 43. **Population Living on Selected Reservations and Trust Lands: 2000**

[**As of April**. OTSA = Oklahoma Tribal Statistical Area; SDAISA = State Designated American Indian Statistical Area; ANRC = Alaska Native Regional Corporation]

Reservation, Trust Land, or Other Area	Total population	American Indian and Alaska Native population alone	American Indian and Alaska Native population alone or in combination with one or more races
Navajo Nation Reservation and Off-Reservation Trust Land, AZ—NM—UT	180,462	173,987	175,228
Cherokee OTSA, OK	462,327	76,041	104,482
Creek OTSA, OK	704,565	51,296	77,253
Lumbee SDAISA, NC	474,100	58,238	62,327
Choctaw OTSA, OK	224,472	29,521	39,984
Cook Inlet ANRC, AK	364,205	24,923	35,972
Chickasaw OTSA, OK	277,416	22,946	32,372
Calista ANRC, AK	23,032	19,617	20,353
United Houma Nation SDAISA, LA	839,880	11,019	15,305
Sealaska ANRC, AK	71,507	11,320	15,059
Pine Ridge Reservation and Off-Reservation Trust Land, SD—NE	15,521	14,304	14,484
Doyon ANRC, AK	97,190	11,182	14,128
Kiowa-Comanche-Apache-Fort Sill Apache OTSA, OK	193,260	9,675	13,045
Fort Apache Reservation, AZ	12,429	11,702	11,854
Citizen Potawatomi Nation-Absentee Shawnee OTSA, OK	106,624	6,733	10,617
Gila River Reservation, AZ	11,257	10,353	10,578
Cheyenne-Arapaho OTSA, OK	157,869	7,402	10,310
Tohono O'odham Reservation and Off-Reservation Trust Land, AZ	10,787	9,718	9,794
Osage Reservation, OK	44,437	6,410	9,209
Rosebud Reservation and Off-Reservation Trust Land, SD	10,469	9,040	9,165
San Carlos Reservation, AZ	9,385	8,921	9,065
Blackfeet Reservation and Off-Reservation Trust Land, MT	10,100	8,507	8,684
Yakama Reservation and Off-Reservation Trust Land, WA	31,799	7,411	8,193
Turtle Mountain Reservation and Off-Reservation Trust Land, MT—ND—SD	8,331	8,009	8,043
Flathead Reservation, MT	26,172	6,999	7,883
Zuni Reservation and Off-Reservation Trust Land, NM—AZ	7,758	7,426	7,466
Bering Straits ANRC, AK	9,196	6,915	7,274
Sac and Fox OTSA, OK	55,690	5,334	7,232
Eastern Cherokee Reservation, NC	8,092	6,665	6,898
Wind River Reservation and Off-Reservation Trust Land, WY	23,250	6,544	6,864
Hopi Reservation and Off-Reservation Trust Land, AZ	6,946	6,573	6,633
Fort Peck Reservation and Off-Reservation Trust Land, MT	10,321	6,391	6,577
Cheyenne River Reservation and Off-Reservation Trust Land, SD	8,470	6,249	6,346
NANA ANRC, AK	7,208	5,944	6,181
Standing Rock Reservation, SD—ND	8,250	5,964	6,054
Bristol Bay ANRC, AK	7,892	5,336	5,749
Arctic Slope ANRC, AK	7,385	5,050	5,453
Crow Reservation and Off-Reservation Trust Land, MT	6,894	5,165	5,275
Red Lake Reservation, MN	5,162	5,071	5,087

Source: U.S. Census Bureau, 2000 Census of Population and Housing, *Profiles of General Demographic Characteristics*. See also <http://factfinder.census.gov/home/aian/index.html>.

Population 43

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 44. **Social and Economic Characteristics of the Hispanic Population: 2005**

[As of March, except labor force status, annual average (41,839 represents 41,839,000). Excludes members of the Armed Forces except those living off post or with their families on post. Based on Current Population Survey; see text of this section and Appendix III]

Characteristic	Number (1,000)					Percent distribution				
	Hispanic, total [1]	Mexican	Puerto Rican	Cuban	Central, South American	Hispanic, total [1]	Mexican	Puerto Rican	Cuban	Central, South American
Total persons	**41,839**	**27,617**	**3,607**	**1,540**	**6,909**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
Under 5 years	4,464	3,262	267	120	602	10.7	11.8	7.4	7.8	8.7
5 to 14 years old	7,771	5,464	719	187	1,004	18.6	19.8	20.0	12.1	14.5
15 to 44 years old	20,933	13,881	1,712	625	3,773	50.0	50.3	47.5	40.7	54.6
45 to 64 years old	6,478	3,848	680	308	1,207	15.4	13.9	18.9	20.1	17.5
65 years old and over	2,194	1,161	230	298	322	5.2	4.2	6.4	19.4	4.7
EDUCATIONAL ATTAINMENT										
Persons 25 years old and over	**22,551**	**14,136**	**1,998**	**1,084**	**4,118**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
High school graduate or more	13,183	7,383	1,444	797	2,571	58.9	52.2	72.3	73.5	62.4
Bachelor's degree or more	2,696	1,167	276	268	762	12.1	8.3	13.8	24.7	18.5
LABOR FORCE STATUS [2]										
Civilians 16 years old and over	**28,109**	**17,900**	**2,547**	**1,264**	**6,207**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
Civilian labor force	19,272	12,340	1,610	769	4,422	68.6	68.9	63.2	60.8	71.2
Employed	17,930	11,449	1,481	735	4,146	63.8	64.0	58.1	58.1	66.8
Unemployed	1,342	892	130	34	277	4.8	5.0	5.1	2.7	4.5
Unemployment rate [3]	7.0	7.2	8.1	4.5	6.3	(X)	(X)	(X)	(X)	(X)
Male	6.5	6.5	8.2	4.9	6.2	(X)	(X)	(X)	(X)	(X)
Female	7.6	8.5	7.9	3.8	6.3	(X)	(X)	(X)	(X)	(X)
Not in labor force	8,837	5,559	936	495	1,785	31.4	31.1	36.7	39.2	28.8
HOUSEHOLDS										
Total	**12,181**	**7,586**	**1,214**	**579**	**2,119**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
Family households	9,537	6,146	852	397	1,639	78.3	81.0	70.2	68.6	77.3
Married-couple families [4]	6,367	4,228	470	300	1,051	52.3	55.7	38.7	51.8	49.6
Male householder, no spouse present	930	603	76	29	161	7.6	7.9	6.3	5.0	7.6
Female householder, no spouse present	2,240	1,315	306	68	427	18.4	17.3	25.2	11.7	20.2
Nonfamily households	2,644	1,440	362	182	479	21.7	19.0	29.8	31.4	22.6
Male householder	1,467	856	193	85	248	12.0	11.3	15.9	14.7	11.7
Female householder	1,177	584	169	97	232	9.7	7.7	13.9	16.8	10.9
Size:										
One person	1,921	1,016	280	157	321	15.8	13.4	23.1	27.1	15.1
Two people	2,651	1,524	312	155	448	21.8	20.1	25.7	26.8	21.1
Three people	2,365	1,397	246	115	464	19.4	18.4	20.2	19.9	21.9
Four people	2,527	1,652	219	97	465	20.7	21.8	18.0	16.7	22.0
Five people	1,558	1,119	91	38	259	12.8	14.8	7.5	6.6	12.2
Six people	712	527	47	11	107	5.8	6.9	3.9	2.0	5.0
Seven people or more	447	352	20	5	55	3.7	4.6	1.7	0.9	2.6
FAMILY INCOME IN 2004										
Total families [5]	**9,537**	**6,146**	**852**	**396**	**1,606**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
Less than $5,000	398	253	48	12	64	4.1	4.2	5.8	2.9	3.9
$5,000 to $14,999	1,111	753	117	37	149	11.7	12.2	13.7	9.3	9.3
$15,000 to $24,999	1,714	1,193	137	66	250	18.0	19.4	16.1	16.5	15.6
$25,000 to $34,999	1,492	990	120	58	264	15.6	16.1	14.1	14.6	16.4
$35,000 to $49,999	1,579	1,015	126	54	310	16.6	16.5	14.8	13.7	19.3
$50,000 to $74,999	1,660	1,072	137	52	270	17.4	17.4	16.0	13.0	16.8
$75,000 and over	1,583	870	167	119	298	16.6	14.2	19.6	29.9	18.5
POVERTY STATUS IN 2004										
Families below poverty level [6]	1,958	1,389	182	49	263	20.5	22.6	21.4	12.3	16.3
Persons below poverty level [6]	9,132	6,543	823	224	1,225	21.9	23.8	22.9	14.5	17.8
HOUSEHOLD TENURE										
Total occupied units	**12,181**	**7,586**	**1,214**	**579**	**2,077**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**
Owner-occupied	6,022	3,900	481	355	814	49.4	51.4	39.7	61.3	39.2
Renter-occupied [7]	6,159	3,686	732	224	1,264	50.6	48.6	60.3	38.7	60.8

X Not applicable. [1] Includes other Hispanic groups not shown separately. [2] Source: U.S. Bureau of Labor Statistics, *Employment and Earnings*, January 2006. [3] Total unemployment as percent of civilian labor force. [4] In married-couple families, Hispanic origin refers to the householder. [5] Includes families in group quarters. [6] For explanation of poverty level, see text, Section 13. [7] Includes no cash rent.

Source: Except as noted, U.S. Census Bureau, "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>; "Table FINC-01. Selected Characteristics of Families, by Total Money Income in 2004"; published 5 May 2005; <http://pubdb3.census.gov/macro/032005/faminc/new01000.htm>; "POV01. Age and Sex of All People, Family Members and Unrelated Individuals Iterated by Income-to-Poverty Ratio and Race"; and "POV04. Families by Age of Householder, Number of Children, and Family Structure"; published 10 June 2005; <http://pubdb3.census.gov/macro/032005/pov/toc.htm>; and unpublished data.

44 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 45. **Native and Foreign-Born Population by State: 2004**

[In thousands, except percent (251,412 represents 251,412,000). The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text of this section and Appendix III]

State	Native population	Foreign-born population: Number	Foreign-born population: Percent of total population	Foreign-born population: Percent entered **2000** or later
U.S., total	**251,412**	**34,280**	**12.0**	**18.3**
AL	4,305	110	2.5	39.0
AK	597	39	6.1	24.6
AZ	4,824	810	14.4	24.9
AR	2,578	98	3.6	35.1
CA	25,669	9,386	26.8	13.9
CO	4,064	435	9.7	27.9
CT	2,995	395	11.6	18.3
DE	744	61	7.6	23.0
DC	450	68	13.1	22.8
FL	13,945	3,045	17.9	19.6
GA	7,857	725	8.4	30.8
HI	1,000	227	18.5	14.5
ID	1,280	80	5.9	30.8
IL	10,738	1,653	13.3	17.7
IN	5,821	237	3.9	33.6
IA	2,762	89	3.1	20.6
KS	2,527	127	4.8	27.3
KY	3,934	97	2.4	32.9
LA	4,255	126	2.9	19.1
ME	1,240	39	3.0	12.2
MD	4,827	595	11.0	19.9
MA	5,353	848	13.7	18.5
MI	9,260	598	6.1	23.3
MN	4,655	304	6.1	20.1
MS	2,769	36	1.3	27.5
MO	5,409	177	3.2	29.8
MT	887	15	1.6	18.9
NE	1,613	83	4.9	30.7
NV	1,887	414	18.0	16.6
NH	1,200	62	4.9	17.8
NJ	6,903	1,601	18.8	17.3
NM	1,692	171	9.2	16.0
NY	14,723	3,912	21.0	13.9
NC	7,733	537	6.5	28.7
ND	594	15	2.5	23.0
OH	10,767	387	3.5	23.1
OK	3,261	151	4.4	23.8
OR	3,189	325	9.2	20.5
PA	11,393	565	4.7	18.9
RI	909	128	12.3	17.3
SC	3,901	159	3.9	34.4
SD	729	13	1.7	18.4
TN	5,531	217	3.8	26.6
TX	18,603	3,309	15.1	19.1
UT	2,186	164	7.0	21.1
VT	577	24	3.9	21.7
VA	6,535	689	9.5	22.5
WA	5,378	685	11.3	19.1
WV	1,756	15	0.8	19.7
WI	5,130	221	4.1	23.7
WY	478	15	3.0	23.2

Source: U.S. Census Bureau, 2004 American Community Survey; B05002. Place of Birth by Citizenship Status; B05005. Year of Entry by Citizenship Status; using American FactFinder; <http://factfinder.census.gov/>; (accessed: 25 January 2006).

Table 46. **Nativity and Place of Birth of Resident Population—25 Largest Cities: 2004**

[In thousands except percent (653 represents 653,000). The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text of this section and Appendix III]

City	Total population	Native population			Foreign-born population			
					Total		Entered **2000** or later	
		Total	Born in United States	Born outside United States	Number	Percent of total population	Number	Percent of foreign-born population
Austin, TX	653	538	529	9	115	17.5	37	32.2
Baltimore, MD	610	581	576	5	29	4.7	11	38.5
Charlotte, NC	583	518	512	6	65	11.1	24	36.4
Chicago, IL	2,719	2,139	2,100	39	580	21.3	104	17.9
Columbus, OH	701	637	630	7	64	9.1	20	31.3
Dallas, TX	1,193	876	863	13	318	26.6	91	28.6
Denver, CO	544	444	439	5	100	18.4	27	27.1
Detroit, MI	840	798	792	6	42	5.0	16	36.8
El Paso, TX	579	424	412	11	155	26.7	25	16.4
Fort Worth, TX	625	520	514	6	105	16.7	19	18.4
Houston, TX	1,946	1,421	1,407	14	526	27.0	107	20.4
Indianapolis, IN [1]	766	718	712	6	48	6.2	18	38.2
Jacksonville, FL	766	714	697	17	52	6.7	11	22.0
Los Angeles, CA	3,746	2,231	2,203	28	1,514	40.4	215	14.2
Louisville-Jefferson County, KY	539	519	518	1	20	3.8	6	31.6
Memphis, TN	628	601	598	3	26	4.2	8	29.4
Milwaukee, WI	555	501	485	15	54	9.8	16	30.1
New York, NY	7,919	5,079	4,749	330	2,840	35.9	378	13.3
Philadelphia, PA	1,414	1,253	1,211	42	161	11.4	35	21.6
Phoenix, AZ	1,331	1,027	1,016	12	304	22.8	87	28.7
San Antonio, TX	1,198	1,053	1,033	20	146	12.1	22	15.2
San Diego, CA	1,241	904	885	20	337	27.1	51	15.1
San Francisco, CA	725	454	443	12	270	37.3	33	12.3
San Jose, CA	874	543	535	8	331	37.9	31	9.4
Seattle, WA	557	441	427	15	116	20.8	32	28.0

[1] Represents the portion of a consolidated city that is not within one or more separately incorporated places.

Source: U.S. Census Bureau, 2004 American Community Survey; B05002. Place of Birth by Citizenship Status; B05005. Year of Entry by Citizenship Status; using American FactFinder; <http://factfinder.census.gov/>; (accessed: 27 January 2006).

Population 45

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 47. Foreign-Born Population—Selected Characteristics by Region of Origin: 2005

[In thousands (35,157 represents 35,157,000). As of March. The term foreign-born refers to anyone who is not a U.S. citizen at birth. This includes naturalized U.S. citizens, legal permanent residents (immigrants), temporary migrants (such as foreign students), humanitarian migrants (such as refugees), and persons illegally present in the United States. Based on Current Population Survey, Annual Social and Economic Supplement; see text this section and Appendix III]

Characteristic	Total foreign-born	Europe	Asia	Latin America				Other areas
				Total	Caribbean	Central America [1]	South America	
Total	**35,157**	**4,519**	**8,970**	**18,898**	**3,211**	**13,447**	**2,241**	**2,769**
Under 5 years old	379	37	91	227	15	192	21	24
5 to 14 years old	1,906	170	409	1,129	123	874	132	199
15 to 24 years old	4,426	364	835	2,893	339	2,272	282	333
25 to 34 years old	8,060	663	1,900	4,921	496	3,923	500	576
35 to 44 years old	7,787	704	2,096	4,367	777	3,086	505	619
45 to 54 years old	5,437	712	1,586	2,688	587	1,681	421	453
55 to 64 years old	3,411	695	1,098	1,376	370	792	214	241
65 to 74 years old	2,077	558	601	791	292	386	113	127
75 to 84 years old	1,297	467	294	388	164	182	41	148
85 years old and over	378	150	59	118	48	58	12	50
EDUCATIONAL ATTAINMENT								
Persons 25 years old and over	**28,446**	**3,949**	**7,635**	**14,650**	**2,734**	**10,109**	**1,806**	**2,213**
Less than ninth grade	6,002	324	648	4,817	456	4,188	172	213
Ninth to twelfth grade (no diploma)	3,247	204	368	2,502	336	2,015	151	173
High school graduate	7,182	1,208	1,588	3,813	885	2,330	597	573
Some college or associate's degree	4,389	782	1,200	1,915	549	995	371	491
Bachelor's degree	4,818	766	2,407	1,156	367	447	341	489
Advanced degree	2,809	664	1,424	448	141	134	174	274
High school graduate or more	19,198	3,420	6,618	7,332	1,942	3,906	1,484	1,828
Bachelor's degree or more	7,627	1,430	3,830	1,604	507	581	516	763
INCOME IN 2004								
Total family households	**11,167**	**1,456**	**2,925**	**5,934**	**1,080**	**4,216**	**638**	**851**
Under $15,000	1,276	101	218	888	185	638	65	68
$15,000 to $24,999	1,596	147	228	1,109	164	866	81	111
$25,000 to $34,999	1,521	157	227	1,026	184	764	77	111
$35,000 to $49,999	1,801	214	418	1,044	143	776	124	125
$50,000 to $74,999	2,024	273	589	1,003	177	685	141	159
$75,000 and over	2,950	563	1,246	864	227	488	150	277
POVERTY STATUS IN 2004 [2]								
Persons below poverty level	**6,006**	**450**	**962**	**4,203**	**613**	**3,294**	**296**	**391**
Persons above poverty level	29,109	4,068	8,007	14,659	2,594	10,121	1,945	2,375

[1] Includes Mexico. [2] Persons for whom poverty status is determined. Excludes unrelated individuals under 15 years old.

Source: U.S. Census Bureau, unpublished data.

Table 48. Foreign-Born Population by Place of Birth and Citizenship Status: 2004

[In thousands, except percent (34,280 represents 34,280,000). The term foreign-born refers to anyone who is not a U.S. citizen at birth. This includes naturalized U.S. citizens, legal permanent residents (immigrants), temporary migrants (such as foreign students), humanitarian migrants (such as refugees), and persons illegally present in the United States. The survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text of this section and Appendix III]

Region	Foreign-born population, total	Naturalized citizen	Not U.S. citizen	
			Number	Percent of foreign-born
Total	**34,280**	**14,399**	**19,880**	**58**
Latin America	17,973	5,511	12,462	69
Caribbean	3,147	1,694	1,453	46
Central America	12,546	2,900	9,646	77
Mexico	10,268	2,221	8,046	78
Other Central America	2,278	679	1,599	70
South America	2,280	917	1,363	60
Asia	9,255	5,165	4,090	44
Europe	4,890	2,849	2,042	42
Africa	1,147	(NA)	(NA)	(NA)
Northern America	824	(NA)	(NA)	(NA)
Oceania	190	(NA)	(NA)	(NA)

NA Not available.

Source: U.S. Census Bureau, 2004 American Community Survey; B05006. Place of Birth for the Foreign-Born Population; B05007. Place of Birth by Year of Entry by Citizenship Status for The Foreign-Born Population, using American FactFinder®; <http://factfinder.census.gov>; (accessed: 9 August 2006).

46 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 49. **Native and Foreign-Born Populations by Selected Characteristics: 2005**

[**In thousands (291,155 represents 291,155,000). As of March.** The foreign-born population includes anyone who is not a U.S. citizen at birth. This includes legal permanent residents (immigrants), temporary migrants (such as students), humanitarian migrants (such as refugees), and persons illegally present in the United States. Based on Current Population Survey, Annual Social and Economic Supplement which includes the civilian noninstitutional population plus Armed Forces living off post or with their families on post; see text, this section, and Appendix III]

Characteristic	Total population	Native population	Foreign-born population			
			Total	Naturalized citizen	Not U.S. citizen	Year of entry: **2000** to March **2005**
Total	**291,155**	**255,999**	**35,157**	**13,498**	**21,659**	**7,926**
Under 5 years old	20,262	19,884	379	73	305	379
5 to 14 years old	40,468	38,563	1,906	264	1,641	1,041
15 to 24 years old	41,063	36,637	4,426	785	3,641	1,887
25 to 34 years old	39,307	31,246	8,060	1,829	6,231	2,362
35 to 44 years old	43,350	35,563	7,787	2,955	4,832	1,291
45 to 54 years old	41,960	36,522	5,437	2,765	2,673	563
55 to 64 years old	29,532	26,121	3,411	2,136	1,274	208
65 to 74 years old	18,388	16,312	2,077	1,448	628	141
75 to 84 years old	12,981	11,684	1,297	966	331	51
85 years old and over	3,845	3,467	378	276	102	4
Male	142,750	124,967	17,783	6,458	11,324	4,140
Female	148,405	131,031	17,374	7,040	10,334	3,785
MARITAL STATUS						
Persons 15 years old and over	**230,425**	**197,552**	**32,872**	**13,160**	**19,712**	**6,507**
Married	122,615	102,611	20,004	8,571	11,433	3,501
Widowed	13,859	12,312	1,548	974	573	141
Divorced	22,227	20,124	2,103	1,184	919	196
Separated	4,825	3,865	960	336	624	149
Never married	66,899	58,641	8,258	2,094	6,164	2,520
EDUCATIONAL ATTAINMENT						
Persons 25 years old and over	**189,362**	**160,915**	**28,446**	**12,375**	**16,072**	**4,620**
Not high school graduate	28,041	18,793	9,249	2,617	6,631	1,480
High school graduate/some college	109,019	97,448	11,571	5,744	5,827	1,635
Bachelor's degree	34,219	29,401	4,818	2,534	2,283	956
Advanced degree	18,083	15,274	2,809	1,479	1,331	548
EARNINGS IN 2004 [1]						
Persons 15 yrs old and over with earnings	**102,400**	**86,599**	**15,801**	**6,652**	**9,149**	**2,548**
Under $15,000	8,871	6,586	2,284	570	1,715	531
$15,000 to $24,999	19,283	15,055	4,228	1,269	2,958	855
$25,000 to $34,999	20,152	17,153	2,999	1,367	1,633	402
$35,000 to $49,999	21,891	19,328	2,563	1,304	1,259	325
$50,000 to $74,999	18,313	16,309	2,004	1,154	850	212
$75,000 and over	13,890	12,167	1,723	989	734	223
HOUSEHOLD SIZE [2]						
Total households	**113,146**	**98,681**	**14,466**	**6,731**	**7,735**	**2,209**
One person	29,859	27,280	2,580	1,488	1,091	358
Two persons	37,247	33,835	3,412	1,769	1,642	541
Three persons	18,347	15,599	2,748	1,150	1,598	510
Four persons	16,506	13,607	2,900	1,197	1,703	480
Five persons	7,230	5,621	1,609	675	934	181
Six persons	2,522	1,803	719	277	442	90
Seven persons or more	1,435	936	499	174	325	49
INCOME IN 2004 [2]						
Total family households	**77,010**	**65,844**	**11,167**	**5,037**	**6,130**	**1,630**
Under $15,000	6,693	5,418	1,276	397	879	289
$15,000 to $24,999	8,003	6,406	1,596	543	1,053	275
$25,000 to $34,999	8,310	6,789	1,521	576	944	231
$35,000 to $49,999	11,471	9,670	1,801	771	1,030	258
$50,000 to $74,999	16,167	14,144	2,024	981	1,043	258
$75,000 and over	26,366	23,417	2,950	1,769	1,181	319
POVERTY STATUS IN 2004 [3]						
Persons at or below poverty level	36,997	30,991	6,006	1,328	4,678	2,006
Persons above poverty level	253,608	224,499	29,109	12,168	16,941	5,882
HOUSEHOLD TENURE [2, 4]						
Owner-occupied unit	78,573	71,023	7,551	4,590	2,961	484
Renter-occupied unit	33,090	26,334	6,756	2,062	4,694	1,702

[1] Covers only year-round full-time workers. [2] Based on citizenship of householder. [3] Persons for whom poverty status is determined. Excludes unrelated individuals under 15 years old. [4] Excludes occupiers who paid no cash rent.

Source: U.S. Census Bureau, unpublished data.

Population 47

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 50. **Population by Selected Ancestry Group and Region: 2004**

[**In thousands (285,692 represents 285,692,000).** Covers single and multiple ancestries. The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text, this section and Appendix III. For composition of regions, see map, inside front cover]

Ancestry group	Total (1,000)	Percent distribution by region			
		Northeast	Midwest	South	West
Total population	**285,692**	**19**	**22**	**36**	**23**
Acadian/Cajun	105	3	2	88	7
Afghan	60	13	5	29	53
Albanian	173	53	34	7	7
Arab [1]	1,320	26	27	26	21
Egyptian	148	40	13	25	23
Iraqi	53	6	64	6	24
Jordanian	51	17	23	26	35
Lebanese	435	24	28	28	19
Moroccan	44	32	11	36	21
Palestinian	67	12	34	24	30
Syrian	144	41	22	20	17
Arab/Arabic	252	23	34	24	19
Armenian	448	24	7	10	59
Assyrian/Chaldean/Syriac	60	4	60	4	32
Australian	81	19	16	32	33
Austrian	781	32	24	22	22
Basque	53	9	2	10	79
Belgian	393	12	56	16	15
Brazilian	293	48	5	33	14
British	1,222	16	17	40	27
Bulgarian	76	25	31	23	21
Canadian	704	28	18	24	30
Celtic	47	16	17	37	29
Croatian	412	25	43	12	20
Czech	1,462	12	44	27	17
Czechoslovakian	346	26	31	24	18
Danish	1,477	9	32	15	44
Dutch	5,087	16	37	26	21
Eastern European	311	41	11	24	23
English	28,411	18	21	37	24
European	2,305	15	20	31	35
Finnish	626	10	56	10	23
French (except Basque)	9,497	25	23	31	20
French Canadian	2,234	42	20	23	15
German	48,208	16	39	26	19
Greek	1,310	35	23	23	19
Guyanese	215	81	2	14	3
Hungarian	1,527	33	32	20	15
Icelander	50	7	23	16	53
Iranian	365	11	8	23	58
Irish	34,488	26	25	31	18
Israeli	99	44	10	15	31
Italian	16,823	47	17	21	16
Latvian	90	36	19	22	23
Lithuanian	719	38	29	19	13
Macedonian	49	27	47	14	12
Norwegian	4,585	6	50	11	33
Pennsylvania German	357	53	26	12	8
Polish	9,385	34	37	17	12
Portuguese	1,336	47	3	11	38
Romanian	433	29	28	19	24
Russian	3,017	38	18	21	24
Scandinavian	583	7	34	18	41
Scotch-Irish	5,324	15	19	45	21
Scottish	5,753	17	20	37	26
Serbian	150	15	50	15	20
Slavic	124	35	23	22	20
Slovak	809	44	35	14	7
Slovene	179	16	60	11	13
Subsaharan African [1]	2,077	23	16	45	16
Cape Verdean	69	86	1	7	6
Ethiopian	109	5	16	39	40
Ghanian	74	53	4	35	8
Nigerian	199	21	20	50	9
South African	48	27	13	37	24
Sudanese	42	8	39	38	15
African	1,320	19	15	49	16
Swedish	4,326	14	39	16	31
Swiss	1,033	16	35	19	31
Turkish	150	40	13	26	21
Ukrainian	894	43	21	16	20
United States or American	20,061	10	21	54	15
Welsh	1,913	21	23	28	28
West Indian [1, 2]	2,182	50	4	42	4
Barbadian	59	68	4	28	1
Belizean	55	23	26	23	28
British West Indian	95	67	2	30	1
Dutch West Indian	50	4	13	68	15
Haitian	680	45	2	52	1
Jamaican	786	52	5	38	5
Trinidadian and Tobagonian	170	61	2	33	5
West Indian	230	57	2	35	6
Yugoslavian	388	24	32	18	27

[1] Includes other groups not shown separately. [2] Excludes Hispanic origin groups.

Source: U.S. Census Bureau, 2004 American Community Survey; B04003. Total Ancestry Reported; using American FactFinder®; <http://factfinder.census.gov/>; (accessed: 8 May 2006).

Table 51. **Languages Spoken at Home by Language: 2004**

[**265,683 represents 265,683,000.** Covers population 5 years old and over. The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text of this section and Appendix III]

Language	Number (1,000)
Total population 5 years old and over	**265,683**
Speak only English	216,050
Spanish or Spanish Creole	30,522
French (incl. Patois, Cajun)	1,323
French Creole	495
Italian	783
Portuguese or Portuguese Creole	586
German	1,087
Yiddish	135
Other West Germanic languages	329
Scandinavian languages	132
Greek	369
Russian	746
Polish	631
Serbo-Croatian	271
Other Slavic languages	273
Armenian	231
Persian	300
Gujarathi	280
Hindi	437
Urdu	310
Other Indic languages	531
Other Indo-European languages	384
Chinese	2,309
Japanese	479
Korean	987
Mon-Khmer, Cambodian	167
Miao, Hmong	154
Thai	115
Laotian	189
Vietnamese	1,060
Other Asian languages	567
Tagalog	1,293
Other Pacific Island languages	294
Navajo	127
Other Native North American languages	171
Hungarian	96
Arabic	636
Hebrew	161
African languages	557
Other and unspecified languages	115

Source: U.S. Census Bureau, 2004 American Community Survey; B16001. Language Spoken at Home for the Population 5 Years and Over; using American FactFinder®; <http://factfinder.census.gov/>; (accessed: 8 May 2006).

48 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 52. **Language Spoken at Home by State: 2004**

[In thousands, except percent (265,683 represents 265,683,000). The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text, this section and Appendix III]

State	Population 5 years and over	English only	Language other than English		State	Population 5 years and over	English only	Language other than English	
			Number	Percent of population 5 years and over				Number	Percent of population 5 years and over
U.S.	**265,683**	**216,050**	**49,633**	**18.7**	MO	5,215	4,942	273	5.2
AL	4,119	3,977	142	3.4	MT	847	817	30	3.6
AK	587	512	75	12.7	NE	1,576	1,446	130	8.2
AZ	5,182	3,864	1,318	25.4	NV	2,131	1,588	543	25.5
AR	2,494	2,355	139	5.6	NH	1,188	1,096	92	7.7
CA	32,416	19,030	13,385	41.3	NJ	7,939	5,830	2,109	26.6
CO	4,161	3,492	670	16.1	NM	1,730	1,100	631	36.4
CT	3,181	2,580	600	18.9	NY	17,394	12,637	4,757	27.3
DE	752	668	83	11.1	NC	7,674	7,007	668	8.7
DC	483	405	78	16.2	ND	574	543	32	5.5
FL	15,903	12,046	3,857	24.3	OH	10,427	9,816	611	5.9
GA	7,914	7,048	867	11.0	OK	3,168	2,930	238	7.5
HI	1,140	861	278	24.4	OR	3,289	2,866	423	12.9
ID	1,252	1,120	132	10.6	PA	11,239	10,279	960	8.5
IL	11,498	9,153	2,345	20.4	RI	976	783	194	19.8
IN	5,630	5,131	499	8.9	SC	3,788	3,588	201	5.3
IA	2,672	2,528	145	5.4	SD	689	660	29	4.2
KS	2,468	2,272	197	8.0	TN	5,362	5,070	292	5.5
KY	3,767	3,610	157	4.2	TX	20,071	13,642	6,429	32.0
LA	4,064	3,750	313	7.7	UT	2,116	1,859	256	12.1
ME	1,209	1,120	89	7.4	VT	569	540	30	5.2
MD	5,051	4,356	694	13.8	VA	6,727	5,867	859	12.8
MA	5,809	4,676	1,134	19.5	WA	5,670	4,809	861	15.2
MI	9,203	8,389	815	8.9	WV	1,672	1,637	35	2.1
MN	4,624	4,153	471	10.2	WI	5,016	4,639	376	7.5
MS	2,595	2,531	64	2.5	WY	462	435	27	5.9

Source: U.S. Census Bureau, 2004 American Community Survey; B16005. Nativity by Language Spoken at Home by Ability to Speak English for the Population 5 Years and Over; using American FactFinder; <http://factfinder.census.gov/>; (accessed: 25 January 2006).

Table 53. **Language Spoken at Home—25 Largest Cities: 2004**

[In thousands, except percent (602 represents 602,000). The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text, this section and Appendix III]

City	Population 5 years and over	English only	Language other than English, total [1]			Spanish	Other Indo-European languages	Asian and Pacific Island languages
			Number	Percent of population 5 years and over	Speak English less than "very well"			
Austin, TX	602	407	195	32.4	94	157	15	20
Baltimore, MD	564	525	39	7.0	16	17	14	6
Charlotte, NC	537	466	71	13.2	46	45	13	11
Chicago, IL	2,504	1,645	859	34.3	427	609	144	80
Columbus, OH	644	569	75	11.7	37	20	19	20
Dallas, TX	1,080	608	472	43.7	266	417	23	19
Denver, CO	494	356	138	28.0	65	117	9	7
Detroit, MI	777	712	65	8.4	31	37	14	2
El Paso, TX	529	123	406	76.8	148	393	9	3
Fort Worth, TX	567	396	171	30.2	92	143	12	14
Houston, TX	1,771	954	817	46.1	445	674	51	72
Indianapolis, IN [2]	700	636	63	9.1	37	44	9	7
Jacksonville, FL	705	644	61	8.6	21	29	9	19
Los Angeles, CA	3,462	1,335	2,127	61.4	1,111	1,574	237	268
Louisville-Jefferson County, KY	503	476	27	5.5	15	13	7	5
Memphis, TN	577	542	35	6.1	17	19	8	4
Milwaukee, WI	509	426	83	16.3	49	57	9	14
New York, NY	7,336	3,951	3,385	46.1	1,695	1,758	928	557
Philadelphia, PA	1,310	1,049	261	19.9	116	117	77	52
Phoenix, AZ	1,211	800	410	33.9	209	359	29	12
San Antonio, TX	1,097	632	465	42.4	149	441	13	10
San Diego, CA	1,152	723	430	37.3	217	251	46	125
San Francisco, CA	686	368	318	46.3	175	82	45	187
San Jose, CA	795	366	429	54.0	206	193	46	185
Seattle, WA	530	409	122	23.0	64	26	18	68

[1] Includes other language groups not shown separately. [2] Represents the portion of a consolidated city that is not within one or more separately incorporated places.

Source: U.S. Census Bureau, 2004 American Community Survey; B16005. Nativity by Language Spoken at Home by Ability to Speak English for the Population 5 Years and Over; using American FactFinder; <http://factfinder.census.gov/>; (accessed: 27 January 2006).

Population 49

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 54. **Marital Status of the Population by Sex, Race, and Hispanic Origin: 1990 to 2005**

[In millions, except percent (181.8 represents 181,800,000). As of March. Persons 18 years old and over. Excludes members of Armed Forces except those living off post or with their families on post. Population controls for 2005 based on Census 2000 and an expanded sample of households. Based on Current Population Survey, see text of this section, and Appendix III]

Marital status, race, and Hispanic origin	Total				Male				Female			
	1990	1995	2000	2005	1990	1995	2000	2005	1990	1995	2000	2005
Total [1]	**181.8**	**191.6**	**201.8**	**217.2**	**86.9**	**92.0**	**96.9**	**104.8**	**95.0**	**99.6**	**104.9**	**112.3**
Never married	40.4	43.9	48.2	53.9	22.4	24.6	26.1	29.6	17.9	19.3	22.1	24.3
Married	112.6	116.7	120.1	127.4	55.8	57.7	59.6	63.3	56.7	58.9	60.4	64.0
Widowed	13.8	13.4	13.7	13.8	2.3	2.3	2.6	2.7	11.5	11.1	11.1	11.1
Divorced	15.1	17.6	19.8	22.1	6.3	7.4	8.5	9.2	8.8	10.3	11.3	12.9
Percent of total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Never married	22.2	22.9	23.9	24.8	25.8	26.8	27.0	28.2	18.9	19.4	21.1	21.6
Married	61.9	60.9	59.5	58.6	64.3	62.7	61.5	60.4	59.7	59.2	57.6	56.9
Widowed	7.6	7.0	6.8	6.4	2.7	2.5	2.7	2.6	12.1	11.1	10.5	9.9
Divorced	8.3	9.2	9.8	10.2	7.2	8.0	8.8	8.8	9.3	10.3	10.8	11.5
White [2]**, total**	**155.5**	**161.3**	**168.1**	**177.5**	**74.8**	**78.1**	**81.6**	**86.6**	**80.6**	**83.2**	**86.6**	**90.9**
Never married	31.6	33.2	36.0	39.7	18.0	19.2	20.3	22.6	13.6	14.0	15.7	17.0
Married	99.5	102.0	104.1	108.3	49.5	50.6	51.8	54.0	49.9	51.3	52.2	54.2
Widowed	11.7	11.3	11.5	11.5	1.9	1.9	2.2	2.3	9.8	9.4	9.3	9.2
Divorced	12.6	14.8	16.5	18.1	5.4	6.3	7.2	7.6	7.3	8.4	9.3	10.4
Percent of total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Never married	20.3	20.6	21.4	22.3	24.1	24.6	24.9	26.1	16.9	16.9	18.1	18.7
Married	64.0	63.2	62.0	61.0	66.2	64.9	63.5	62.4	61.9	61.7	60.3	59.7
Widowed	7.5	7.0	6.8	6.5	2.6	2.5	2.7	2.6	12.2	11.3	10.8	10.2
Divorced	8.1	9.1	9.8	10.2	7.2	8.1	8.8	8.8	9.0	10.1	10.7	11.5
Black [2]**, total**	**20.3**	**22.1**	**24.0**	**25.2**	**9.1**	**9.9**	**10.7**	**11.2**	**11.2**	**12.2**	**13.3**	**13.9**
Never married	7.1	8.5	9.5	10.2	3.5	4.1	4.3	4.7	3.6	4.4	5.1	5.5
Married	9.3	9.6	10.1	10.3	4.5	4.6	5.0	5.0	4.8	4.9	5.1	5.2
Widowed	1.7	1.7	1.7	1.7	0.3	0.3	0.3	0.3	1.4	1.4	1.4	1.4
Divorced	2.1	2.4	2.8	2.9	0.8	0.8	1.1	1.1	1.3	1.5	1.7	1.8
Percent of total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Never married	35.1	38.4	39.4	40.6	38.4	41.7	40.2	42.0	32.5	35.8	38.3	39.5
Married	45.8	43.2	42.1	41.0	49.2	46.7	46.7	45.5	43.0	40.4	38.3	37.4
Widowed	8.5	7.6	7.0	6.6	3.7	3.1	2.8	2.7	12.4	11.3	10.5	10.0
Divorced	10.6	10.7	11.5	11.7	8.8	8.5	10.3	9.8	12.0	12.5	12.8	13.3
Asian [2]**, total**	**(NA)**	**(NA)**	**(NA)**	**9.4**	**(NA)**	**(NA)**	**(NA)**	**4.5**	**(NA)**	**(NA)**	**(NA)**	**4.9**
Never married	(NA)	(NA)	(NA)	2.3	(NA)	(NA)	(NA)	1.3	(NA)	(NA)	(NA)	1.0
Married	(NA)	(NA)	(NA)	6.2	(NA)	(NA)	(NA)	2.9	(NA)	(NA)	(NA)	3.3
Widowed	(NA)	(NA)	(NA)	0.4	(NA)	(NA)	(NA)	0.1	(NA)	(NA)	(NA)	0.3
Divorced	(NA)	(NA)	(NA)	0.5	(NA)	(NA)	(NA)	0.2	(NA)	(NA)	(NA)	0.3
Percent of total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Never married	(NA)	(NA)	(NA)	24.8	(NA)	(NA)	(NA)	29.7	(NA)	(NA)	(NA)	20.3
Married	(NA)	(NA)	(NA)	65.6	(NA)	(NA)	(NA)	64.7	(NA)	(NA)	(NA)	66.5
Widowed	(NA)	(NA)	(NA)	4.3	(NA)	(NA)	(NA)	1.3	(NA)	(NA)	(NA)	6.7
Divorced	(NA)	(NA)	(NA)	5.3	(NA)	(NA)	(NA)	4.1	(NA)	(NA)	(NA)	6.4
Hispanic, [3] **total**	**13.6**	**17.6**	**21.1**	**27.5**	**6.7**	**8.8**	**10.4**	**14.1**	**6.8**	**8.8**	**10.7**	**13.4**
Never married	3.7	5.0	5.9	8.6	2.2	3.0	3.4	5.2	1.5	2.1	2.5	3.4
Married	8.4	10.4	12.7	15.6	4.1	5.1	6.2	7.8	4.3	5.3	6.5	7.8
Widowed	0.5	0.7	0.9	1.0	0.1	0.2	0.2	0.2	0.4	0.6	0.7	0.8
Divorced	1.0	1.4	1.6	2.2	0.4	0.6	0.7	0.9	0.6	0.8	1.0	1.3
Percent of total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Never married	27.2	28.6	28.0	31.3	32.1	33.8	32.3	36.7	22.5	23.5	23.4	25.6
Married	61.7	59.3	60.2	57.0	60.9	57.9	59.7	55.6	62.4	60.7	60.7	58.7
Widowed	4.0	4.2	4.2	3.7	1.5	1.8	1.6	1.5	6.5	6.6	6.5	6.1
Divorced	7.0	7.9	7.6	7.9	5.5	6.6	6.4	6.3	8.5	9.2	9.3	9.7
Non-Hispanic White [2, 3] **total**	**(NA)**	**(NA)**	**(NA)**	**151.9**	**(NA)**	**(NA)**	**(NA)**	**73.4**	**(NA)**	**(NA)**	**(NA)**	**78.5**
Never married	(NA)	(NA)	(NA)	31.8	(NA)	(NA)	(NA)	17.8	(NA)	(NA)	(NA)	13.9
Married	(NA)	(NA)	(NA)	93.5	(NA)	(NA)	(NA)	46.6	(NA)	(NA)	(NA)	47.0
Widowed	(NA)	(NA)	(NA)	10.6	(NA)	(NA)	(NA)	2.1	(NA)	(NA)	(NA)	8.5
Divorced	(NA)	(NA)	(NA)	16.0	(NA)	(NA)	(NA)	6.8	(NA)	(NA)	(NA)	9.2
Percent of total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Never married	(NA)	(NA)	(NA)	20.9	(NA)	(NA)	(NA)	24.3	(NA)	(NA)	(NA)	17.7
Married	(NA)	(NA)	(NA)	61.5	(NA)	(NA)	(NA)	63.5	(NA)	(NA)	(NA)	59.7
Widowed	(NA)	(NA)	(NA)	6.9	(NA)	(NA)	(NA)	2.8	(NA)	(NA)	(NA)	10.8
Divorced	(NA)	(NA)	(NA)	10.6	(NA)	(NA)	(NA)	9.3	(NA)	(NA)	(NA)	11.7

NA Not available. [1] Includes persons of other races, not shown separately. [2] 2005 data represent persons who selected this race group only and exclude persons reporting more than one race. The CPS in prior years only allowed respondents to report one race group. See also comments on race in the text for this section. [3] Hispanic persons may be of any race.

Source: U.S. Census Bureau, *Current Population Reports*, P20-537, and earlier reports; and "America's Families and Living Arrangements: 2005, Table A1. Marital Status of People 15 Years and Over, by Age, Sex, Personal Earnings, Race, and Hispanic Origin, 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

50 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 55. **Marital Status of the Population by Sex and Age: 2005**

[**As of March (104,848 represents 104,848,000).** See headnote, Table 54]

Sex and age	Number of persons (1,000)					Percent distribution				
	Total	Never married	Married	Widowed	Divorced	Total	Never married	Married	Widowed	Divorced
Male	**104,848**	**29,608**	**63,318**	**2,723**	**9,200**	**100.0**	**28.2**	**60.4**	**2.6**	**8.8**
18 to 19 years old	3,760	3,701	55	–	3	100.0	98.4	1.4	–	0.1
20 to 24 years old	10,282	8,868	1,304	8	103	100.0	86.2	12.6	0.1	1.0
25 to 29 years old	9,812	5,399	4,060	4	348	100.0	55.0	41.3	–	3.6
30 to 34 years old	9,842	3,138	6,031	21	652	100.0	31.9	61.3	0.2	6.6
35 to 39 years old	10,260	2,304	6,904	45	1,006	100.0	22.5	67.4	0.4	9.8
40 to 44 years old	11,189	1,964	7,827	56	1,343	100.0	17.5	70.0	0.5	12.0
45 to 54 years old	20,526	2,665	14,865	176	2,820	100.0	13.0	72.4	0.9	13.7
55 to 64 years old	14,032	899	10,932	344	1,857	100.0	6.4	77.9	2.4	13.2
65 to 74 years old	8,463	408	6,646	692	717	100.0	4.8	78.6	8.2	8.5
75 years old and over	6,682	262	4,694	1,377	351	100.0	4.0	70.3	20.6	5.3
Female	**112,329**	**24,318**	**63,971**	**11,105**	**12,932**	**100.0**	**21.6**	**56.9**	**9.9**	**11.5**
18 to 19 years old	3,805	3,622	168	3	13	100.0	95.2	4.4	–	0.3
20 to 24 years old	10,110	7,546	2,376	17	171	100.0	74.6	23.5	0.2	1.7
25 to 29 years old	9,674	3,995	5,084	31	563	100.0	41.3	52.5	0.3	5.8
30 to 34 years old	9,956	2,347	6,709	53	847	100.0	23.6	67.3	0.5	8.5
35 to 39 years old	10,376	1,616	7,326	87	1,347	100.0	15.6	70.5	0.8	13.0
40 to 44 years old	11,489	1,387	8,183	185	1,734	100.0	12.1	71.3	1.6	15.1
45 to 54 years old	21,399	2,073	14,841	661	3,822	100.0	9.7	69.4	3.1	17.9
55 to 64 years old	15,481	946	10,331	1,474	2,730	100.0	6.1	66.7	9.5	17.6
65 to 74 years old	9,913	406	5,655	2,772	1,079	100.0	4.1	57.0	28.0	10.9
75 years old and over	10,126	380	3,298	5,822	626	100.0	3.8	32.6	57.5	6.2

– Represents or rounds to zero.

Source: U.S. Census Bureau, "America's Families and Living Arrangements: 2005, Table A1. Marital Status of People 15 Years and Over, by Age, Sex, Personal Earnings, Race, and Hispanic Origin, 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Table 56. **Living Arrangements of Persons 15 Years Old and Over by Selected Characteristics: 2005**

[**In thousands (230,261 represents 230,261,000). As of March.** See headnote, Table 54]

Living arrangement	Total	15 to 19 years old	20 to 24 years old	25 to 34 years old	35 to 44 years old	45 to 54 years old	55 to 64 years old	65 to 74 years old	75 years old and over
Total [1]	**230,261**	**20,652**	**20,392**	**39,283**	**43,313**	**41,924**	**29,513**	**18,375**	**16,808**
Alone	29,859	135	1,367	3,772	3,912	5,162	4,922	4,212	6,378
With spouse	119,026	201	3,248	20,268	28,084	27,752	20,194	11,752	7,526
With other persons	81,376	20,316	15,777	15,243	11,317	9,010	4,397	2,411	2,904
White [2]	187,550	15,949	15,959	30,764	34,727	34,496	24,975	15,741	14,940
Alone	24,148	90	1,008	2,779	3,004	4,004	4,045	3,525	5,693
With spouse	102,435	173	2,843	16,988	23,569	23,753	17,702	10,467	6,941
With other persons	60,967	15,686	12,108	10,997	8,154	6,739	3,228	1,749	2,306
Black [2]	27,184	3,152	2,847	5,093	5,373	4,853	2,906	1,715	1,243
Alone	4,332	38	249	669	701	958	643	555	519
With spouse	8,555	13	214	1,524	2,199	2,194	1,401	696	314
With other persons	14,297	3,101	2,384	2,900	2,473	1,701	862	464	410
Asian [2]	9,930	789	823	2,249	2,175	1,707	1,094	645	447
Alone	774	5	52	209	124	79	137	66	104
With spouse	5,732	5	88	1,240	1,681	1,324	748	439	209
With other persons	3,424	779	683	800	370	304	209	140	134
Hispanic origin [3]	29,601	3,378	3,675	7,636	6,242	4,159	2,316	1,316	878
Alone	1,921	14	135	367	300	325	288	255	237
With spouse	13,719	78	821	3,969	3,836	2,535	1,407	733	340
With other persons	13,961	3,286	2,719	3,300	2,106	1,299	621	328	301
Non-Hispanic White [2, 3]	160,084	12,881	12,612	23,651	28,903	30,618	22,814	14,509	14,097
Alone	22,402	80	885	2,447	2,734	3,715	3,780	3,300	5,461
With spouse	89,570	103	2,086	13,281	19,955	21,375	16,381	9,773	6,618
With other persons	48,112	12,698	9,641	7,923	6,214	5,528	2,653	1,436	2,018

[1] Includes other races and persons not of Hispanic origin, not shown separately. [2] See footnote 2, Table 54. [3] Persons of Hispanic origin may be of any race.

Source: U.S. Census Bureau, "America's Families and Living Arrangements: 2005, Table A2. Family Status and Household Relationship of People 15 Years and Over, by Marital Status, Age, Sex, Race, and Hispanic Origin: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Population 51

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 57. **Households, Families, Subfamilies, and Married Couples: 1980 to 2005**

[**In thousands, except as indicated (80,776 represents 80,776,000). As of March.** Excludes members of Armed Forces except those living off post or with their families on post. Beginning 2003, population controls based on Census 2000 and an expanded sample of households. Based on Current Population Survey, see text of this section, and Appendix III. Minus sign (–) indicates decrease]

Type of unit	1980	1990	1995	2000	2003	2004	2005	Percent change 1980–1990	Percent change 1990–2000	Percent change 2000–2005
Households	**80,776**	**93,347**	**98,990**	**104,705**	**111,278**	**112,000**	**113,146**	**16**	**12**	**8**
Persons per household	2.76	2.63	2.65	2.62	2.57	2.57	2.57	(X)	(X)	(X)
White [1]	70,766	80,163	83,737	87,671	91,645	91,962	92,702	13	9	6
Black [1]	8,586	10,486	11,655	12,849	13,465	13,629	13,792	22	23	7
Hispanic [2]	3,684	5,933	7,735	9,319	11,339	11,182	12,181	61	57	31
Family households	59,550	66,090	69,305	72,025	75,596	76,217	77,010	11	9	7
Married couple	49,112	52,317	53,858	55,311	57,320	57,719	58,109	7	6	5
Male householder [3]	1,733	2,884	3,226	4,028	4,656	4,716	4,893	66	40	21
Female householder [3]	8,705	10,890	12,220	12,687	13,620	13,781	14,009	25	17	10
Nonfamily households	21,226	27,257	29,686	32,680	35,682	35,783	36,136	28	20	11
Male householder	8,807	11,606	13,190	14,641	16,020	16,136	16,344	32	26	12
Female householder	12,419	15,651	16,496	18,039	19,662	19,647	19,792	26	15	10
One person	18,296	22,999	24,732	26,724	29,431	29,586	29,859	26	16	12
Families	**59,550**	**66,090**	**69,305**	**72,025**	**75,596**	**76,217**	**77,010**	**11**	**9**	**7**
Persons per family	3.29	3.17	3.19	3.17	3.13	3.13	3.13	(X)	(X)	(X)
With own children [4]	31,022	32,289	34,296	34,605	35,968	35,944	36,520	4	7	6
Without own children [4]	28,528	33,801	35,009	37,420	39,628	40,273	40,491	18	11	8
Married couple	49,112	52,317	53,858	55,311	57,320	57,719	58,109	7	6	5
With own children [4]	24,961	24,537	25,241	25,248	25,914	25,793	26,180	–2	3	4
Without own children [4]	24,151	27,780	28,617	30,062	31,406	31,926	31,929	15	8	6
Male householder [3]	1,733	2,884	3,226	4,028	4,656	4,716	4,893	66	40	21
With own children [4]	616	1,153	1,440	1,786	1,915	1,931	2,034	87	55	14
Without own children [4]	1,117	1,731	1,786	2,242	2,741	2,786	2,859	55	30	28
Female householder [3]	8,705	10,890	12,220	12,687	13,620	13,781	14,009	25	17	10
With own children [4]	5,445	6,599	7,615	7,571	8,139	8,221	8,305	21	15	10
Without own children [4]	3,261	4,290	4,606	5,116	5,481	5,560	5,703	32	19	11
Unrelated subfamilies	360	534	674	571	525	509	518	48	7	–9
Married couple	20	68	64	37	34	42	62	(B)	(B)	(B)
Male reference persons [5]	36	45	59	57	84	61	61	(B)	(B)	(B)
Female reference persons [5]	304	421	550	477	407	406	395	39	13	–17
Related subfamilies	1,150	2,403	2,878	2,984	3,089	3,309	3,444	109	24	15
Married couple	582	871	1,015	1,149	1,232	1,303	1,342	50	32	17
Father-child [3]	54	153	195	201	260	296	391	(B)	31	95
Mother-child [3]	512	1,378	1,668	1,634	1,596	1,710	1,711	169	19	5
Married couples	**49,714**	**53,256**	**54,937**	**56,497**	**58,586**	**59,064**	**59,513**	**7**	**6**	**5**
With own household	49,112	52,317	53,858	55,311	57,320	57,719	58,109	7	6	5
Without own household	602	939	1,079	1,186	1,266	1,345	1,406	56	26	13
Percent without	1.2	1.8	2.0	2.1	2.2	2.3	2.4	(X)	(X)	(X)

B Not shown; base less than 75,000. X Not applicable. [1] Beginning with the 2003 Current Population Survey (CPS), respondents could choose more than one race. Beginning 2003, data represent persons who selected this race group only and exclude persons reporting more than one race. The CPS in prior years only allowed respondents to report one race group. See also comments on race in the text for this section. [2] Persons of Hispanic origin may be of any race. [3] No spouse present. [4] Under 18 years old.

Source: U.S. Census Bureau, "Families and Living Arrangements"; <http://www.census.gov/population/www/socdemo/hh-fam.html>.

Table 58. **Married Couples by Race and Hispanic Origin of Spouses: 1980 to 2005**

[**In thousands (49,714 represents 49,714,000). As of March. Persons 15 years old and over.** Persons of Hispanic origin may be of any race. Based on Current Population Survey; see headnote, Table 57 and Appendix III]

Race and origin of spouses	1980	1990	2000	2005
Married couples, total [1]	**49,714**	**53,256**	**56,497**	**59,513**
Interracial married couples, total	651	964	1,464	2,276
White [2]/Black [2]	167	211	363	422
Black husband/White wife	122	150	268	288
White husband/Black wife	45	61	95	134
White [2]/other race [3]	450	720	1,051	1,709
Black [2]/other race [3]	34	33	50	145
HISPANIC ORIGIN				
Hispanic/Hispanic	1,906	3,085	4,739	5,762
Hispanic/other origin (not Hispanic)	891	1,193	1,743	2,195
All other couples (not of Hispanic origin)	46,917	48,979	50,015	51,556

[1] Includes other married couples not shown separately. [2] See footnote 2, Table 54. [3] "Other race," is any race other than White or Black, such as American Indian, Japanese, Chinese, etc. This total excludes combinations of other races by other races.

Source: U.S. Census Bureau, Table MS-3. Interracial Married Couples: 1980 to 2002; published 15 September 2004; <http://www.census.gov/population/www/socdemo/hh-fam.html>; and unpublished data.

52 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 59. **Households and Persons Per Household by Type of Household: 1990 to 2005**

[As of March (93,347 represents 93,347,000). See headnote, Table 57]

Type of household	Households						Persons per household		
	Number (1,000)			Percent distribution					
	1990	2000	2005	1990	2000	2005	1990	2000	2005
Total households	**93,347**	**104,705**	**113,146**	**100**	**100**	**100**	**2.63**	**2.62**	**2.57**
Family households	66,090	72,025	77,010	71	69	68	3.22	3.24	3.19
Married couple family	52,317	55,311	58,109	56	53	51	3.25	3.26	3.21
Male householder, no spouse present	2,884	4,028	4,893	3	4	4	3.04	3.16	3.17
Female householder, no spouse present	10,890	12,687	14,009	12	12	12	3.10	3.17	3.15
Nonfamily households	27,257	32,680	36,136	29	31	32	1.22	1.25	1.25
Living alone	22,999	26,724	29,859	25	26	26	1.00	1.00	1.00
Male householder	11,606	14,641	16,344	12	14	14	1.33	1.34	1.34
Living alone	9,049	11,181	12,652	10	11	11	1.00	1.00	1.00
Female householder	15,651	18,039	19,792	17	17	17	1.14	1.17	1.17
Living alone	13,950	15,543	17,207	15	15	15	1.00	1.00	1.00

Source: U.S. Census Bureau, Current Population Reports, P20-537, and earlier reports; and "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Table 60. **Households by Age of Householder and Size of Household: 1990 to 2005**

[In millions (93.3 represents 93,300,000). As of March. Based on Current Population Survey; see headnote, Table 57]

Age of householder and size of household	1990	1995	2000	2005					
				Total [1]	White [2]	Black [2]	Asian [2]	Hispanic [3]	Non-Hispanic White [3]
Total	**93.3**	**99.0**	**104.7**	**113.1**	**92.7**	**13.8**	**4.1**	**12.2**	**81.4**
Age of householder:									
15 to 24 years old	5.1	5.4	5.9	6.7	5.1	1.1	0.2	1.2	4.0
25 to 29 years old	9.4	8.4	8.5	9.1	7.2	1.3	0.4	1.6	5.7
30 to 34 years old	11.0	11.1	10.1	10.1	7.8	1.4	0.5	1.7	6.2
35 to 44 years old	20.6	22.9	24.0	23.2	18.6	3.0	1.1	3.1	15.7
45 to 54 years old	14.5	17.6	20.9	23.4	19.1	3.0	0.8	2.1	17.1
55 to 64 years old	12.5	12.2	13.6	17.5	14.7	1.9	0.6	1.3	13.5
65 to 74 years old	11.7	11.8	11.3	11.5	9.8	1.2	0.3	0.7	9.1
75 years old and over	8.4	9.6	10.4	11.6	10.4	0.9	0.2	0.5	9.9
One person	23.0	24.7	26.7	29.9	24.1	4.3	0.7	1.9	22.4
Male	9.0	10.1	11.2	12.7	10.2	1.8	0.3	0.9	9.3
Female	14.0	14.6	15.5	17.2	13.9	2.5	0.4	1.0	13.0
Two persons	30.1	31.8	34.7	37.2	31.7	3.7	1.1	2.7	29.3
Three persons	16.1	16.8	17.2	18.3	14.6	2.4	0.9	2.4	12.4
Four persons	14.5	15.3	15.3	16.5	13.4	1.9	0.8	2.5	11.1
Five persons	6.2	6.6	7.0	7.2	5.8	0.9	0.3	1.6	4.4
Six persons	2.1	2.3	2.4	2.5	1.9	0.4	0.1	0.7	1.2
Seven persons or more	1.3	1.4	1.4	1.4	1.0	0.2	0.1	0.4	0.6

[1] Includes other races, not shown separately. [2] Beginning with the 2003 Current Population Survey (CPS), respondents could choose more than one race. 2005 data represent persons who selected this race group only and exclude persons reporting more than one race. The CPS in prior years only allowed respondents to report one race group. See also comments on race in the text for this section. [3] Hispanic persons may be of any race.

Source: U.S. Census Bureau, Current Population Reports, P20-537, and earlier reports; and "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Table 61. **Unmarried-Partner Households by Sex of Partners: 2004**

[The American Community Survey universe is limited to the household population and excludes the population living in institutions, college dormitories, and other group quarters. Based on a sample and subject to sampling variability; see text, this section and Appendix III]

Item	Number
Total households	**109,902,090**
Unmarried-partner households	5,840,833
Male householder and male partner	374,397
Male householder and female partner	2,544,546
Female householder and female partner	332,799
Female householder and male partner	2,589,091
All other households	104,061,257

Source: U.S. Census Bureau, 2004 American Community Survey; B11009. Unmarried-Partner Households and Household Type by Sex of Partner; using American FactFinder[SM] <http://factfinder.census.gov/>; (accessed: 31 January 2006).

Population 53

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 62. **Family Groups With Children Under 18 Years Old by Race and Hispanic Origin: 1990 to 2005**

[In thousands. As of March (34,670 represents 34,670,000). Family groups comprise family households, related subfamilies, and unrelated subfamilies. Excludes members of Armed Forces except those living off post or with their families on post. Population controls for 2005 based on Census 2000 and an expanded sample of households. Based on Current Population Survey, see text of this section, and Appendix III]

Race and Hispanic origin of householder or reference person	1990	1995	2000	2005				
				Total	Family house-holds	Subfamilies		
						Total	Related	Unrelated
All races, total [1]	**34,670**	**37,168**	**37,496**	**39,646**	**36,520**	**3,126**	**2,635**	**491**
Two-parent family groups	24,921	25,640	25,771	26,749	26,180	568	533	35
One-parent family groups	9,749	11,528	11,725	12,897	10,339	2,558	2,102	456
Maintained by mother	8,398	9,834	9,681	10,411	8,305	2,106	1,711	395
Maintained by father	1,351	1,694	2,044	2,487	2,034	452	391	61
White, total [2]	**28,294**	**29,846**	**30,079**	**31,272**	**29,117**	**2,155**	**1,748**	**407**
Two-parent family groups	21,905	22,320	22,241	22,562	22,139	423	388	35
One-parent family groups	6,389	7,525	7,838	8,710	6,978	1,732	1,360	372
Maintained by mother	5,310	6,239	6,216	6,796	5,368	1,428	1,109	319
Maintained by father	1,079	1,286	1,622	1,913	1,610	303	251	52
Black, total [2]	**5,087**	**5,491**	**5,530**	**5,502**	**4,833**	**669**	**614**	**55**
Two-parent family groups	2,006	1,962	2,135	2,077	2,035	42	42	–
One-parent family groups	3,081	3,529	3,396	3,425	2,798	627	572	55
Maintained by mother	2,860	3,197	3,060	3,033	2,509	524	475	49
Maintained by father	221	332	335	392	289	103	97	6
Asian, total [2]	**(NA)**	**(NA)**	**1,469**	**1,771**	**1,618**	**153**	**149**	**5**
Two-parent family groups	(NA)	(NA)	1,184	1,485	1,409	76	76	–
One-parent family groups	(NA)	(NA)	285	286	209	77	73	5
Maintained by mother	(NA)	(NA)	236	224	159	65	62	3
Maintained by father	(NA)	(NA)	49	62	50	12	10	2
Hispanic, total [3]	**3,429**	**4,527**	**5,503**	**6,763**	**6,001**	**762**	**660**	**102**
Two-parent family groups	2,289	2,879	3,625	4,355	4,172	183	168	15
One-parent family groups	1,140	1,647	1,877	2,408	1,829	579	492	87
Maintained by mother	1,003	1,404	1,565	1,964	1,503	462	385	77
Maintained by father	138	243	313	444	326	118	108	10
Non-Hispanic White, total [2, 3]	**(NA)**	**(NA)**	**24,847**	**25,028**	**23,575**	**1,452**	**1,145**	**307**
Two-parent family groups	(NA)	(NA)	18,750	18,486	18,235	251	232	19
One-parent family groups	(NA)	(NA)	6,096	6,542	5,340	1,201	913	288
Maintained by mother	(NA)	(NA)	4,766	5,031	4,030	1,001	755	246
Maintained by father	(NA)	(NA)	1,331	1,511	1,310	200	158	42

– Represents or rounds to zero. NA Not available. [1] Includes other races, not shown separately. [2] Beginning with the 2003 Current Population Survey (CPS), respondents could choose more than one race. 2005 data represent persons who selected this race group only and exclude persons reporting more than one race. The CPS prior to 2003 allowed respondents to report only one race group. See also comments on race in the text for this section. [3] Hispanic persons may be of any race.

Source: U.S. Census Bureau, Current Population Reports, P20-537, and earlier reports; and "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Table 63. **Parents and Children in Stay-At-Home Parent Family Groups: 1995 to 2005**

[In thousands (22,973 represents 22,973,000). Family groups with children include those families that maintain their own household (family households with own children); those that live in the home of a relative (related subfamilies); and those that live in the home of a nonrelative (unrelated subfamilies). Stay-at-home family groups are married-couple family groups with children under 15 where one parent is in the labor force all of the previous year and their spouse is out of the labor force for the entire year with the reason 'taking care of home and family.' Only married couples with children under 15 are included. Based on Current Population Survey; see Appendix III]

Year	Married-couple family groups with children under 15 years old			Children under 15 years old in married-couple family groups		
	Total	With stay-at-home mothers	With stay-at-home fathers	Total in married-couple family groups	With stay-at-home mothers	With stay-at-home fathers
1995	22,973	4,440	64	41,008	9,106	125
1996	22,808	4,633	49	40,739	9,693	115
1997	22,779	4,617	71	40,798	9,788	140
1998	22,881	4,555	90	41,038	9,432	196
1999	22,754	4,731	71	41,003	9,796	143
2000	22,953	4,785	93	41,860	10,067	180
2001	22,922	4,934	81	41,862	10,194	148
2002	23,339	5,206	106	41,802	10,573	189
2003	23,209	5,388	98	41,654	11,028	175
2004	23,160	5,571	147	41,409	11,205	268
2005	23,530	5,638	143	41,170	11,246	245

Source: U.S. Census Bureau, Table SHP-1. Parents and Children in Stay-At-Home Parent Family Groups: 1994 to Present; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam.html>.

54 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 64. **Children Under 18 Years Old by Presence of Parents: 1990 to 2005**

[As of **March (64,137 represents 64,137,000)**. Excludes persons under 18 years old who maintained households or family groups. Based on Current Population Survey; see headnote, Table 57]

Race Hispanic origin, and year	Number (1,000)	Percent living with—								
		Both parents	Mother only						Father only	Neither parent
			Total	Divorced	Married, spouse absent	Never married	Widowed			
ALL RACES [1]										
1990	64,137	72.5	21.6	8.0	5.3	6.8	1.5		3.1	2.8
1995	70,254	68.7	23.5	8.6	5.6	8.3	1.0		3.5	4.3
2000	72,012	69.1	22.4	7.9	4.5	9.2	1.0		4.2	4.2
2005	73,523	67.4	23.4	7.9	4.6	10.1	0.8		4.7	4.5
WHITE [2]										
1990	51,390	79.0	16.2	(NA)	(NA)	(NA)	(NA)		3.0	1.8
1995	55,327	75.8	17.8	(NA)	(NA)	(NA)	(NA)		3.4	3.0
2000	56,455	75.3	17.3	(NA)	(NA)	(NA)	(NA)		4.3	3.1
2005	56,259	73.6	18.4	7.9	4.0	5.8	0.7		4.7	3.4
BLACK [2]										
1990	10,018	37.7	51.2	(NA)	(NA)	(NA)	(NA)		3.5	7.5
1995	11,301	33.1	52.0	(NA)	(NA)	(NA)	(NA)		4.1	10.8
2000	11,412	37.6	49.0	(NA)	(NA)	(NA)	(NA)		4.2	9.2
2005	11,295	35.1	50.1	8.6	8.1	32.0	1.3		4.9	9.8
ASIAN [2]										
2005	2,860	83.7	10.2	4.0	2.3	2.7	1.3		3.6	2.5
HISPANIC [3]										
1990	7,174	66.8	27.1	(NA)	(NA)	(NA)	(NA)		2.9	3.2
1995	9,843	62.9	28.4	(NA)	(NA)	(NA)	(NA)		4.2	4.4
2000	11,613	65.1	25.1	(NA)	(NA)	(NA)	(NA)		4.4	5.4
2005	14,248	64.7	25.4	6.1	7.1	11.4	0.8		4.8	5.1
NON-HISPANIC WHITE [2, 3]										
2005	43,122	76.0	16.4	8.4	3.1	4.2	0.7		4.8	2.9

NA Not available. [1] Includes other races not shown separately. [2] Beginning with the 2003 Current Population Survey, (CPS) respondents could choose more than one race. 2005 data represent persons who selected this race group only and exclude persons reporting more than one race. The CPS prior to 2003 allowed respondents to report only one race group. See also comments on race in the text for this section. [3] Hispanic persons may be of any race.

Source: U.S. Census Bureau, "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Table 65. **Adopted Children of Householder—Summary: 2000**

[**In thousands (2,059 represents 2,059,000), except as indicated. As of April 1**. Based on a sample from the 2000 Census of Population and Housing; see text of this section and Appendix III]

Characteristic of adopted child	Adopted children of householder			Characteristic	Householder's children under 18 years old		
	Total	Under 18 years old	18 years old and over		Adopted children	Step-children	Biological children
Total	**2,059**	**1,586**	**473**	**Total**	**1,586**	**3,292**	**59,774**
Place of birth:				CHARACTERISTIC OF CHILDREN			
Native	1,801	1,387	414				
Foreign born [1]	258	199	59	Under 5 years old	307	214	16,034
Korea	57	48	9	5 to 13 years old	892	1,940	30,999
Mexico	28	18	10	14 to 17 years old	387	1,138	12,741
China	22	21	1				
Russia	20	20	1	Male	751	1,655	30,741
Philippines	10	6	4	Female	835	1,638	29,033
Colombia	10	7	3				
India	10	8	2	CHARACTERISTIC OF HOUSEHOLDER			
				Median household income	$56,138	$50,900	$48,200
Different race than householder [2]	321	271	50	Percent bachelor's degree or more	33.4	15.7	25.9
Different Hispanic origin than householder [3]	125	105	20	Percent owning home	77.8	66.8	66.8

[1] Includes other countries not shown separately. [2] Child and householder do not report the same group, where race groups are: White alone, Black alone, American Indian and Alaska Native alone, Asian alone, Native Hawaiian or Pacific Islander alone, Some Other Race alone, or either the child or householder reports multiple race groups. [3] Child is Hispanic and householder is not Hispanic, or vice versa.

Source: U.S. Census Bureau, Adopted Children and Stepchildren: 2000, Census 2000 Special Reports (CENSR-6RV), October 2003.

Population 55

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 66. **Families by Number of Own Children Under 18 Years Old: 1990 to 2005**

[**As of March (66,090 represents 66,090,000)**. Based on Current Population Survey; see headnote, Table 62]

Race, Hispanic origin, and year	Number of families (1,000)					Percent distribution				
	Total	No children	One child	Two children	Three or more children	Total	No children	One child	Two children	Three or more children
ALL FAMILIES [1]										
1990	66,090	33,801	13,530	12,263	6,496	100	51	20	19	10
1995	69,305	35,009	14,088	13,213	6,995	100	51	20	19	10
2000	72,025	37,420	14,311	13,215	7,080	100	52	20	18	10
2005, total	77,010	40,491	15,194	13,865	7,461	100	53	20	18	10
Married couple	58,109	31,929	9,885	10,676	5,619	100	55	17	18	10
Male householder [2]	4,893	2,859	1,227	563	244	100	58	25	12	5
Female householder [2]	14,009	5,703	4,081	2,626	1,597	100	41	29	19	11
WHITE FAMILIES [3]										
1990	56,590	29,872	11,186	10,342	5,191	100	53	20	18	9
1995	58,437	30,486	11,491	10,983	5,478	100	52	20	19	9
2000	60,251	32,144	11,496	10,918	5,693	100	53	19	18	9
2005, total	63,222	34,105	11,992	11,243	5,881	100	54	19	18	9
Married couple	50,260	28,121	8,256	9,073	4,810	100	56	16	18	10
Male householder [2]	3,726	2,116	979	450	181	100	57	26	12	5
Female householder [2]	9,236	3,868	2,757	1,720	890	100	42	30	19	10
BLACK FAMILIES [3]										
1990	7,470	3,093	1,894	1,433	1,049	100	41	25	19	14
1995	8,093	3,411	1,971	1,593	1,117	100	42	24	20	14
2000	8,664	3,882	2,101	1,624	1,058	100	45	24	19	12
2005, total	8,904	4,071	2,061	1,647	1,126	100	46	23	18	13
Married couple	4,180	2,145	803	784	448	100	51	19	19	11
Male householder [2]	734	445	169	79	41	100	61	23	11	6
Female householder [2]	3,991	1,482	1,089	784	636	100	37	27	20	16
ASIAN FAMILIES [3]										
2005, total	3,155	1,537	734	650	234	100	49	23	21	7
Married couple	2,560	1,151	605	591	213	100	45	24	23	8
Male householder [2]	248	198	27	17	6	100	80	11	7	2
Female householder [2]	347	188	101	42	15	100	54	29	12	4
HISPANIC FAMILIES [4]										
1990	4,840	1,790	1,095	1,036	919	100	37	23	21	19
1995	6,200	2,216	1,408	1,406	1,171	100	36	23	23	19
2000	7,561	2,747	1,791	1,693	1,330	100	36	24	22	18
2005, total	9,537	3,536	2,135	2,163	1,702	100	37	22	23	18
Married couple	6,367	2,195	1,327	1,604	1,240	100	34	21	25	19
Male householder [2]	930	604	175	104	47	100	65	19	11	5
Female householder [2]	2,240	737	633	455	414	100	33	28	20	18
NON-HISPANIC WHITE FAMILIES [3, 4]										
2005, total	54,383	30,808	10,040	9,267	4,269	100	57	18	17	8
Married couple	44,296	26,060	7,015	7,602	3,618	100	59	16	17	8
Male householder [2]	2,888	1,578	819	354	137	100	55	28	12	5
Female householder [2]	7,200	3,170	2,205	1,311	514	100	44	31	18	7

[1] Includes other races, not shown separately. [2] No spouse present. [3] Beginning with the 2003 Current Population Survey (CPS), respondents could choose more than one race. 2005 data represent persons who selected this race group only and exclude persons reporting more than one race. The CPS prior to 2003 only allowed respondents to report one race group. See also comments on race in the text for this section. [4] Hispanic persons may be of any race.

Source: U.S. Census Bureau, Current Population Reports, P20-537 and earlier reports; and "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Table 67. **Families by Size and Presence of Children: 1990 to 2005**

[**As of March (66,090 represents 66,090,000)**. See headnote, Table 62]

Characteristic	Number (1,000)				Percent distribution			
	1990	1995	2000	2005	1990	1995	2000	2005
Total	**66,090**	**69,305**	**72,025**	**77,010**	**100**	**100**	**100**	**100**
Size of family:								
Two persons	27,606	29,176	31,455	33,888	42	42	44	44
Three persons	15,353	15,903	16,073	17,235	23	23	22	22
Four persons	14,026	14,624	14,496	15,635	21	21	20	20
Five persons	5,938	6,283	6,526	6,699	9	9	9	9
Six persons	1,997	2,106	2,226	2,301	3	3	3	3
Seven or more persons	1,170	1,213	1,249	1,252	2	2	2	2
Own children under age 6:								
None	50,905	53,695	57,039	61,039	77	77	79	79
One	10,304	10,733	10,454	10,919	16	15	15	14
Two or more	4,882	4,876	4,533	5,052	7	7	6	7

Source: U.S. Census Bureau, Current Population Reports, P20-537 and earlier reports; and "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

56 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 68. **Families by Type, Race, and Hispanic Origin: 2005**

[**In thousands (77,010 represents 77,010,000). As of March.** Excludes members of Armed Forces except those living off post or with their families on post. Population controls based on Census 2000 and an expanded sample of households. Based on Current Population Survey, see text of this section and Appendix III]

Characteristic	All families	Married couple families						Female family householder [4]						Male family householder, [4] all races
		All races [1]	White [2]	Black [2]	Asian [2]	Hispanic [3]	Non-Hispanic White [2, 3]	All races [1]	White [2]	Black [2]	Asian [2]	Hispanic [3]	Non-Hispanic White [2, 3]	
All families	**77,010**	**58,109**	**50,260**	**4,180**	**2,560**	**6,367**	**44,296**	**14,009**	**9,236**	**3,991**	**347**	**2,240**	**7,200**	**4,893**
Age of householder:														
Under 25 years old	3,633	1,411	1,224	104	32	351	898	1,437	869	463	38	286	611	786
25 to 34 years old	13,695	9,577	8,084	738	507	1,824	6,388	2,974	1,778	1,016	62	607	1,234	1,145
35 to 44 years old	18,266	13,652	11,498	1,032	818	1,802	9,800	3,518	2,300	1,035	84	608	1,764	1,095
45 to 54 years old	17,298	13,546	11,684	1,055	572	1,190	10,561	2,812	1,943	713	77	383	1,587	939
55 to 64 years old	11,977	10,051	8,794	747	345	675	8,165	1,467	1,015	361	61	211	814	459
65 to 74 years old	7,108	5,998	5,381	338	199	355	5,050	858	585	235	13	78	508	252
75 years old and over	5,033	3,875	3,595	165	87	171	3,433	943	746	167	11	66	680	215
Without own children under 18	40,491	31,929	28,121	2,145	1,151	2,195	26,060	5,703	3,868	1,482	188	737	3,170	2,859
With own children under 18	36,520	26,180	22,139	2,035	1,409	4,172	18,235	8,305	5,368	2,509	159	1,503	4,030	2,034
One own child under 18	15,194	9,885	8,256	803	605	1,327	7,015	4,081	2,757	1,089	101	633	2,205	1,227
Two own children under 18	13,865	10,676	9,073	784	591	1,604	7,602	2,626	1,720	784	42	455	1,311	563
Three or more own children under 18	7,461	5,619	4,810	448	213	1,240	3,618	1,597	890	636	15	414	514	244
Average per family with own children under 18	1.81	1.86	1.87	1.93	1.72	1.98	1.84	1.72	1.65	1.91	1.47	1.82	1.57	1.50
Age of own children:														
Of any age	47,084	32,227	27,195	2,560	1,763	4,814	22,682	11,945	7,932	3,402	244	1,918	6,195	2,912
Under 25 years	42,101	30,005	25,402	2,342	1,603	4,558	21,137	9,679	6,270	2,905	202	1,702	4,746	2,417
Under 12 years	26,731	19,460	16,441	1,486	1,087	3,373	13,289	5,869	3,714	1,862	97	1,131	2,704	1,401
Under 6 years	15,971	11,905	10,065	881	689	2,244	7,957	3,232	1,991	1,076	54	659	1,392	835
Under 3 years	9,366	7,166	6,112	482	410	1,306	4,868	1,695	1,044	550	27	356	730	504
Under 1 year	3,415	2,595	2,251	173	126	402	1,866	614	393	185	7	136	269	206
Members 65 and older:														
Without members 65 and older	61,700	46,144	39,622	3,482	2,081	5,611	34,366	11,536	7,450	3,421	293	1,976	5,670	4,020
With members 65 and older	15,311	11,966	10,639	698	478	756	9,930	2,473	1,786	570	54	264	1,530	872
Marital status of householder:														
Married, spouse present	58,109	58,109	50,260	4,180	2,560	6,367	44,296	(X)	(X)	(X)	(X)	(X)	(X)	(X)
Married, spouse absent	2,647	(X)	(X)	(X)	(X)	(X)	(X)	2,011	1,341	541	69	527	870	636
Separated	1,854	(X)	(X)	(X)	(X)	(X)	(X)	1,492	1,019	400	41	403	663	362
Other	793	(X)	(X)	(X)	(X)	(X)	(X)	519	322	141	28	124	207	274
Widowed	2,644	(X)	(X)	(X)	(X)	(X)	(X)	2,229	1,664	464	47	251	1,426	415
Divorced	6,454	(X)	(X)	(X)	(X)	(X)	(X)	4,938	3,811	880	111	584	3,266	1,516
Never married	7,156	(X)	(X)	(X)	(X)	(X)	(X)	4,831	2,420	2,106	119	877	1,639	2,325

X Not applicable. [1] Includes other races not shown separately. [2] Beginning with the 2003 Current Population Survey (CPS), respondents could choose more than one race. Data represent persons who selected this race group only and exclude persons reporting more than one race. See also comments on race in the text for this section. [3] Persons of Hispanic origin may be of any race. [4] No spouse present.

Source: U.S. Census Bureau, "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Population 57

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 69. **Family Households With Own Children Under Age 18 by Type of Family, 1990 to 2005, and by Age of Householder, 2005**

[As of March (32,289 represents 32,289,000). Excludes members of Armed Forces except those living off post or with their families on post. Population controls for 2005 based on Census 2000 and an expanded sample of households. Based on Current Population Survey, see text of this section and Appendix III]

Family type	1990	2000	2005: Total	2005: 15 to 24 years old	2005: 25 to 34 years old	2005: 35 to 44 years old	2005: 45 to 54 years old	2005: 55 to 64 years old	2005: 65 years old and over
NUMBER (1,000)									
Family households with children	**32,289**	**34,605**	**36,520**	**2,051**	**10,525**	**14,665**	**7,919**	**1,121**	**239**
Married couple	24,537	25,248	26,180	850	7,193	10,980	6,101	893	163
Male householder [1]	1,153	1,786	2,034	177	596	706	449	78	29
Female householder [1]	6,599	7,571	8,305	1,024	2,735	2,979	1,369	151	46
HOUSEHOLDS WITH CHILDREN, AS A PERCENT OF ALL FAMILY HOUSEHOLDS BY TYPE									
Family households with children, total	**49**	**48**	**47**	**56**	**77**	**80**	**46**	**9**	**2**
Married couple	47	46	45	60	75	80	45	9	2
Male householder [1]	40	44	42	23	52	64	48	17	6
Female householder [1]	61	60	59	71	92	85	49	10	3

[1] No spouse present.

Source: U.S. Census Bureau, Current Population Reports, P20-537 and earlier reports; and "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Table 70. **Nonfamily Households by Sex and Age of Householder: 2005**

[In thousands (16,344 represents 16,344,000). As of March. See headnote, Table 69]

Item	Male householder: Total	Male: 15 to 24 yrs. old	Male: 25 to 44 yrs. old	Male: 45 to 64 yrs. old	Male: 65 yrs. old and over	Female householder: Total	Female: 15 to 24 yrs. old	Female: 25 to 44 yrs. old	Female: 45 to 64 yrs. old	Female: 65 yrs. old and over
Total	**16,344**	**1,556**	**6,289**	**5,398**	**3,102**	**19,792**	**1,497**	**4,230**	**6,174**	**7,890**
One person (living alone)	12,652	746	4,439	4,565	2,903	17,207	756	3,246	5,518	7,686
Nonrelatives present	3,691	810	1,850	833	199	2,585	741	984	656	204
Never married	8,160	1,496	4,366	1,814	485	6,354	1,422	2,967	1,458	507
Married [1]	1,534	30	540	635	327	1,209	41	271	555	342
Widowed	1,815	6	37	275	1,495	7,024	5	85	1,085	5,852
Divorced	4,835	23	1,345	2,672	795	5,205	30	907	3,078	1,191

[1] No spouse present.

Source: U.S. Census Bureau, "America's Families and Living Arrangements: 2005"; published 25 May 2006; <http://www.census.gov/population/www/socdemo/hh-fam/cps2005.html>.

Table 71. **Persons Living Alone by Sex and Age: 1990 to 2005**

[As of March (22,999 represents 22,999,000). Excludes members of Armed Forces except those living off post or with their families on post. Beginning 2004, population controls based on Census 2000 and an expanded sample of households. Based on Current Population Survey, see text of this section and Appendix III]

Sex and age	Number of persons (1,000): 1990	1995	2000	2004	2005	Percent distribution: 1990	1995	2000	2004	2005
Both sexes	**22,999**	**24,732**	**26,724**	**29,586**	**29,859**	**100**	**100**	**100**	**100**	**100**
15 to 24 years old	1,210	1,196	1,144	1,530	1,502	5	5	4	5	5
25 to 34 years old	3,972	3,653	3,848	3,888	3,772	17	15	14	13	13
35 to 44 years old	3,138	3,663	4,109	3,883	3,912	14	15	15	13	13
45 to 64 years old	5,502	6,377	7,842	9,626	10,084	24	26	29	33	34
65 to 74 years old	4,350	4,374	4,091	4,198	4,212	19	18	15	14	14
75 years old and over	4,825	5,470	5,692	6,461	6,378	21	22	21	22	21
Male	**9,049**	**10,140**	**11,181**	**12,562**	**12,652**	**39**	**41**	**42**	**42**	**42**
15 to 24 years old	674	623	556	769	746	3	3	2	3	2
25 to 34 years old	2,395	2,213	2,279	2,229	2,146	10	9	9	8	7
35 to 44 years old	1,836	2,263	2,569	2,400	2,293	8	9	10	8	8
45 to 64 years old	2,203	2,787	3,422	4,380	4,565	10	11	13	15	15
65 to 74 years old	1,042	1,134	1,108	1,293	1,356	5	5	4	4	5
75 years old and over	901	1,120	1,247	1,491	1,547	4	5	5	5	5
Female	**13,950**	**14,592**	**15,543**	**17,024**	**17,207**	**61**	**59**	**58**	**58**	**58**
15 to 24 years old	536	572	588	762	756	2	2	2	3	3
25 to 34 years old	1,578	1,440	1,568	1,660	1,626	7	6	6	6	5
35 to 44 years old	1,303	1,399	1,540	1,482	1,620	6	6	6	5	5
45 to 64 years old	3,300	3,589	4,420	5,246	5,518	14	15	17	18	18
65 to 74 years old	3,309	3,240	2,983	2,904	2,856	14	13	11	10	10
75 years old and over	3,924	4,351	4,444	4,970	4,830	17	18	17	17	16

Source: U.S. Census Bureau, Current Population Reports, P20-553 and earlier reports; and "Families and Living Arrangements"; <http://www.census.gov/population/www/socdemo/hh-fam.html>.

58 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 72. **Population in Group Quarters by State: 2000 and 2005**

[In thousands (7,780 represents 7,780,000). 2000, as of April; 2005, as of July. For definition of group quarters, see text, this section]

State	2000	2005	State	2000	2005	State	2000	2005
U.S.	**7,780**	**8,032**	KS	82	82	ND	24	27
			KY	115	115			
AL	115	115	LA	136	134			
AK	19	22	ME	35	38	OH	299	308
AZ	110	109				OK	112	114
AR	74	78	MD	134	139	OR	77	81
CA	620	853	MA	221	216	PA	433	450
			MI	250	255	RI	39	44
CO	103	103	MN	136	143			
CT	108	116	MS	95	97	SC	135	141
DE	25	25				SD	28	30
DC	36	35	MO	164	168	TN	148	152
FL	389	407	MT	25	25	TX	561	590
			NE	51	52	UT	40	42
GA	234	251	NV	34	34			
HI	36	37	NH	36	37	VT	21	21
ID	31	33				VA	231	235
IL	322	323	NJ	195	196	WA	136	141
IN	178	179	NM	36	41	WV	43	45
			NY	581	599	WI	156	160
IA	104	104	NC	254	272	WY	14	14

Source: U.S. Census Bureau, "County Population Estimates and Estimated Components of Change: April 1, 2000 to July 1, 2005;" published March 16, 2006; <http://www.census.gov/popest/datasets.html>.

Table 73. **Self-Described Religious Identification of Adult Population: 1990 and 2001**

[In thousands (175,440 represents 175,440,000). The American Religious Identification Survey (ARIS) 2001 was based on a random digit-dialed telephone survey of 50,281 American residential households in the continental U.S.A. (48 states). Respondents were asked to describe themselves in terms of religion with an open-ended question. Interviewers did not prompt or offer a suggested list of potential answers. Moreover, the self-description of respondents was not based on whether established religious bodies, institutions, churches, mosques, or synagogues considered them to be members. Quite the contrary, the survey sought to determine whether the respondents themselves regarded themselves as adherents of a religious community. Subjective rather than objective standards of religious identification were tapped by the surveys]

Religious group	1990	2001	Religious group	1990	2001
Adult population, total [1]	**175,440**	**207,980**	Fundamentalist	27	61
			Salvation Army	27	25
Total Christian	151,496	159,506	Independent Christian Church	25	71
Catholic	46,004	50,873			
Baptist	33,964	33,830	Total other religions	5,853	7,740
Protestant-no denomination supplied	17,214	4,647	Jewish	3,137	2,831
Methodist/Wesleyan	14,174	14,150	Muslim/Islamic	527	1,104
Lutheran	9,110	9,580	Buddhist	401	1,082
Christian-no denomination supplied	8,073	14,150	Unitarian/Universalist	502	629
Presbyterian	4,985	5,596	Hindu	227	766
Pentecostal/Charismatic	3,191	4,407	Native American	47	103
Episcopalian/Anglican	3,042	3,451	Scientologist	45	55
Mormon/Latter-Day Saints	2,487	2,787	Baha'i	28	84
Churches of Christ	1,769	2,593	Taoist	23	40
Jehovah's Witness	1,381	1,331	New Age	20	68
Seventh-Day Adventist	668	724	Eckankar	18	26
Assemblies of God	660	1,106	Rastafarian	14	11
Holiness/Holy	610	569	Sikh	13	57
Congregational/United Church of Christ	599	1,378	Wiccan	8	134
Church of the Nazarene	549	544	Deity	6	49
Church of God	531	944	Druid	(NA)	33
Orthodox (Eastern)	502	645	Santeria	(NA)	22
Evangelical [2]	242	1,032	Pagan	(NA)	140
Mennonite	235	346	Spiritualist	(NA)	116
Christian Science	214	194	Ethical Culture	(NA)	4
Church of the Brethren	206	358	Other unclassified	837	386
Born Again [2]	204	56			
Nondenominational [2]	195	2,489	No religion specified, total	14,331	29,481
Disciples of Christ	144	492	Atheist	(NA)	902
Reformed/Dutch Reform	161	289	Agnostic	1,186	991
Apostolic/New Apostolic	117	254	Humanist	29	49
Quaker	67	217	Secular	(NA)	53
Full Gospel	51	168	No religion	13,116	27,486
Christian Reform	40	79			
Foursquare Gospel	28	70	Refused to reply to question	4,031	11,246

NA Not available. [1] Refers to the total number of adults in all fifty states. All other figures are based on projections from surveys conducted in the continental United States (48 states). [2] Because of the subjective nature of replies to open-ended questions, these categories are the most unstable as they do not refer to clearly identifiable denominations as much as underlying feelings about religion. Thus they may be the most subject to fluctuation over time.

Source: 1990 data, Barry A. Kosmin and Seymour P. Lachman, "One Nation Under God: Religion in Contemporary American Society", 1993; 2001 data, Barry A. Kosmin and Ariela Keysar, Institute for the Study of Secularism in Society and Culture, Trinity College, Hartford, CT, <http://www.trincoll.edu/secularisminstitute> (Copyright).

Population 59

U.S. Census Bureau, Statistical Abstract of the United States: 2007

Table 74. **Religious Bodies—Selected Data**

[Membership data: 2,500 represents 2,500,000. Includes the self-reported membership of religious bodies with 750,000 or more as reported to the *Yearbook of American and Canadian Churches*. Groups may be excluded if they do not supply information. The data are not standardized so comparisons between groups are difficult. The definition of "church member" is determined by the religious body]

Religious body	Year reported	Churches reported	Membership (1,000)
African Methodist Episcopal Church.	1999	4,174	2,500
African Methodist Episcopal Zion Church, The.	2004	3,251	1,436
American Baptist Churches in the U.S.A.	2004	5,793	1,425
Assemblies of God	2004	12,277	2,779
Baptist Bible Fellowship International	2003	4,500	1,200
Catholic Church, The	2004	19,297	67,821
Christian Churches and Churches of Christ	1988	5,579	1,072
Christian Methodist Episcopal Church	2002	3,300	850
Church of God (Cleveland, Tennessee)	2004	6,511	990
Church of God in Christ, The	1991	15,300	5,500
Church of Jesus Christ of Latter-day Saints, The	2004	12,463	5,599
Churches of Christ	1999	15,000	1,500
Episcopal Church	2003	7,220	2,284
Evangelical Lutheran Church in America	2004	10,585	4,930
Greek Orthodox Archdiocese of America	2004	563	1,500
Jehovah's Witnesses	2004	12,317	1,030
Lutheran Church—Missouri Synod (LCMS), The	2004	6,151	2,464
National Baptist Convention of America, Inc.	2000	(NA)	3,500
National Baptist Convention, U.S.A., Inc.	(NA)	9,000	5,000
National Missionary Baptist Convention of America.	1992	(NA)	2,500
Orthodox Church in America, The	2004	737	1,064
Pentecostal Assemblies of the World, Inc.	1998	1,750	1,500
Presbyterian Church (U.S.A.)	2004	11,019	3,190
Progressive National Baptist Convention, Inc.	1995	2,000	2,500
Seventh-day Adventist Church	2003	4,683	935
Southern Baptist Convention	2004	43,465	16,267
United Church of Christ	2004	5,682	1,266
United Methodist Church, The	2003	34,892	8,186

NA Not available.

Source: National Council of Churches, New York, NY, *2006 Yearbook of American & Canadian Churches*, annual (copyright). (For more church-related information visit <http://www.ncccusa.org> or call 888-870-3325).

Table 75. **Christian Church Adherents, 2000, and Jewish Population, 2003—States**

[133,377 represents 133,377,000. Christian church adherents were defined as "all members, including full members, their children and the estimated number of other regular participants who are not considered as communicant, confirmed or full members." The Jewish population includes Jews who define themselves as Jewish by religion as well as those who define themselves as Jewish in cultural terms. Data on Jewish population are based primarily on a compilation of individual estimates made by local Jewish federations. Additionally, most large communities have completed Jewish demographic surveys from which the Jewish population can be determined]

State	Christian adherents 2000		Jewish population 2003		State	Christian adherents 2000		Jewish population 2003	
	Number (1,000)	Percent of population [1]	Number (1,000)	Percent of population [1]		Number (1,000)	Percent of population [1]	Number (1,000)	Percent of population [1]
U.S.	**133,377**	**47.4**	**6,155**	**2.2**	MO	2,813	50.3	63	1.1
AL	2,418	54.4	9	0.2	MT	401	44.4	1	0.1
AK	210	33.6	3	0.5	NE	995	58.2	7	0.4
AZ	1,946	37.9	82	1.6	NV	604	30.2	77	3.8
AR	1,516	56.7	2	0.1	NH	571	46.2	10	0.8
CA	14,328	42.3	999	2.9	NJ	4,262	50.7	485	5.8
CO	1,604	37.3	73	1.7	NM	1,041	57.2	12	0.6
CT	1,828	53.7	111	3.3	NY	9,569	50.4	1,657	8.7
DE	299	38.2	14	1.7	NC	3,598	44.7	26	0.3
DC	331	57.8	26	4.5	ND	468	72.9	(Z)	0.1
FL	5,904	36.9	620	3.9	OH	4,912	43.3	149	1.3
GA	3,528	43.1	94	1.1	OK	2,079	60.3	5	0.1
HI	431	35.6	7	0.6	OR	1,029	30.1	32	0.9
ID	624	48.3	1	0.1	PA	6,751	55.0	282	2.3
IL	6,457	52.0	270	2.2	RI	646	61.7	16	1.5
IN	2,578	42.4	18	0.3	SC	1,874	46.7	11	0.3
IA	1,696	58.0	6	0.2	SD	510	67.6	(Z)	(Z)
KS	1,307	48.6	14	0.5	TN	2,867	50.4	18	0.3
KY	2,141	53.0	12	0.3	TX	11,316	54.3	131	0.6
LA	2,599	58.2	16	0.4	UT	1,659	74.3	5	0.2
ME	450	35.3	9	0.7	VT	230	37.8	6	0.9
MD	2,012	38.0	213	4.0	VA	2,807	39.7	66	0.9
MA	3,725	58.7	275	4.3	WA	1,872	31.8	43	0.7
MI	3,970	39.9	110	1.1	WV	646	35.7	2	0.1
MN	2,974	60.5	42	0.9	WI	3,198	59.6	28	0.5
MS	1,549	54.5	1	0.1	WY	229	46.4	(Z)	0.1

Z Fewer than 500 or .05 percent. [1] Based on U.S. Census Bureau data for resident population enumerated as of April 1, 2000, and estimated as of July 1, 2003.

Source: Christian church adherents—Dale E. Jones, Sherri Doty, Clifford Grammich, James E. Horsch, Richard Houseal, John P. Marcum, Kenneth M. Sanchagrin, and Richard H. Taylor, *Religious Congregations and Membership in the United States: 2000*, Glenmary Research Center, Nashville, TN <www.glenmary.org/grc>, 2002 (copyright); Jewish population—American Jewish Committee, New York, NY, *American Jewish Year Book* (copyright).

60 Population

U.S. Census Bureau, Statistical Abstract of the United States: 2007

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1: Adv Data. 2004 May 27;(343):1-19.

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Complementary and alternative medicine use among adults: United States, 2002.

Barnes PM, Powell-Griner E, McFann K, Nahin RL.

OBJECTIVE: This report presents selected estimates of complementary and alternative medicine (CAM) use among U.S. adults, using data from the 2002 National Health Interview Survey (NHIS), conducted by the Centers for Disease Control and Prevention's (CDC) National Center for Health Statistics (NCHS). METHODS: Data for the U.S. civilian noninstitutionalized population were collected using computer-assisted personal interviews (CAPI). This report is based on 31,044 interviews of adults age 18 years and over. Statistics shown in this report were age adjusted to the year 2000 U.S. standard population. RESULTS: Sixty-two percent of adults used some form of CAM therapy during the past 12 months when the definition of CAM therapy included prayer specifically for health reasons. When prayer specifically for health reasons was excluded from the definition, 36% of adults used some form of CAM therapy during the past 12 months. The 10 most commonly used CAM therapies during the past 12 months were use of prayer specifically for one's own health (43.0%), prayer by others for one's own health (24.4%), natural products (18.9%), deep breathing exercises (11.6%), participation in prayer group for one's own health (9.6%), meditation (7.6%), chiropractic care (7.5%), yoga (5.1%), massage (5.0%), and diet-based therapies (3.5%). Use of CAM varies by sex, race, geographic region, health insurance status, use of cigarettes or alcohol, and hospitalization. CAM was most often used to treat back pain or back problems, head or chest colds, neck pain or neck problems, joint pain or stiffness, and anxiety or depression. Adults age 18 years or over who used CAM were more likely to do so because they believed that CAM combined with conventional medical treatments would help (54.9%) and/or they thought it would be interesting to try (50.1%). Most adults who have ever used CAM have used it within the past 12 months, although there is variation by CAM therapy.

PMID: 15188733 [PubMed - indexed for MEDLINE]

Related Links

- Use of complementary and alternative medicine for weight control in the United States. [J Altern Complement Med. 2007]
- Utilization of complementary and alternative medicine by United States adults: results from the 1999 national health interview survey. [Med Care. 2002]
- Older adults' use of complementary and alternative medicine for mental health: findings from the 2002 National Health Interview Su[J Altern Complement Med. 2006]
- National patterns and correlates of complementary and alternative medicine use in adults[J Altern Complement Med. 2006]
- Use of complementary and alternative medical therapies among racial and ethnic minority adults: results from the 2002 National Healt[J Natl Med Assoc. 2005]

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Original Contributions

Trends in Alternative Medicine Use in the United States, 1990-1997

Results of a Follow-up National Survey

David M. Eisenberg, MD; Roger B. Davis, ScD; Susan L. Ettner, PhD; Scott Appel, MS; Sonja Wilkey; Maria Van Rompay; Ronald C. Kessler, PhD

Context.—A prior national survey documented the high prevalence and costs of alternative medicine use in the United States in 1990.

Objective.—To document trends in alternative medicine use in the United States between 1990 and 1997.

Design.—Nationally representative random household telephone surveys using comparable key questions were conducted in 1991 and 1997 measuring utilization in 1990 and 1997, respectively.

Participants.—A total of 1539 adults in 1991 and 2055 in 1997.

Main Outcomes Measures.—Prevalence, estimated costs, and disclosure of alternative therapies to physicians.

Results.—Use of at least 1 of 16 alternative therapies during the previous year increased from 33.8% in 1990 to 42.1% in 1997 ($P \leq .001$). The therapies increasing the most included herbal medicine, massage, megavitamins, self-help groups, folk remedies, energy healing, and homeopathy. The probability of users visiting an alternative medicine practitioner increased from 36.3% to 46.3% ($P = .002$). In both surveys alternative therapies were used most frequently for chronic conditions, including back problems, anxiety, depression, and headaches. There was no significant change in disclosure rates between the 2 survey years; 39.8% of alternative therapies were disclosed to physicians in 1990 vs 38.5% in 1997. The percentage of users paying entirely out-of-pocket for services provided by alternative medicine practitioners did not change significantly between 1990 (64.0%) and 1997 (58.3%) ($P = .36$). Extrapolations to the US population suggest a 47.3% increase in total visits to alternative medicine practitioners, from 427 million in 1990 to 629 million in 1997, thereby exceeding total visits to all US primary care physicians. An estimated 15 million adults in 1997 took prescription medications concurrently with herbal remedies and/or high-dose vitamins (18.4% of all prescription users). Estimated expenditures for alternative medicine professional services increased 45.2% between 1990 and 1997 and were conservatively estimated at \$21.2 billion in 1997, with at least \$12.2 billion paid out-of-pocket. This exceeds the 1997 out-of-pocket expenditures for all US hospitalizations. Total 1997 out-of-pocket expenditures relating to alternative therapies were conservatively estimated at \$27.0 billion, which is comparable with the projected 1997 out-of-pocket expenditures for all US physician services.

Conclusions.—Alternative medicine use and expenditures increased substantially between 1990 and 1997, attributable primarily to an increase in the proportion of the population seeking alternative therapies, rather than increased visits per patient.

JAMA. 1998;280:1569-1575

From the Center for Alternative Medicine Research and Education, Department of Medicine, Beth Israel Deaconess Medical Center (Drs Eisenberg and Davis, Mr Appel, and Mss Wilkey and Van Rompay), and the Department of Health Care Policy, Harvard Medical School (Drs Ettner and Kessler), Boston, Mass.

Reprints: David M. Eisenberg, MD, Center for Alternative Medicine Research and Education, Beth Israel Deaconess Medical Center, 330 Brookline Ave, Boston, MA 02215.

ALTERNATIVE medical therapies, functionally defined as interventions neither taught widely in medical schools nor generally available in US hospitals,[1] have attracted increased national attention from the media, the medical community, governmental agencies, and the public. A 1990 national survey of alternative medicine prevalence, costs, and patterns of use[1] demonstrated that alternative medicine has a substantial presence in the US health care system. Data from a survey in 1994[2] and a public opinion poll in 1997[3] confirmed the extensive use of alternative medical therapies in the United States. An increasing number of US insurers and managed care organizations now offer alternative medicine programs and benefits.[4] The majority of US medical schools now offer courses on alternative medicine.[5]

National surveys performed outside the United States suggest that alternative medicine is popular throughout the industrialized world.[6] The percentage of the population who used alternative therapies during the prior 12 months has been estimated to be 10% in Denmark (1987),[7] 33% in Finland (1982),[8] and 49% in Australia (1993).[9] Public opinion polls and consumers' association surveys suggest high prevalence rates throughout Europe and the United Kingdom.[10-13] The percentage of the Canadian population who saw an alternative therapy practitioner during the previous 12 months has been estimated at 15% (1995).[14] The wide range of utilization rates can be explained, in part, by the disparity in definitions of alternative therapy and the selection of therapies assessed.

The presumption is that alternative medicine use in the United States has increased at a considerable pace in recent years. The purpose of this follow-up national survey was to investigate this presumption and document trends in alternative medicine prevalence, costs, disclosure of use to physicians, and correlates of use since 1990.

METHODS

Sample

We conducted parallel nationally representative telephone surveys in 1991 and 1997. Survey methods were approved by the Beth Israel Deaconess Institutional Review Board, Boston, Mass.

JAMA, November 11, 1998—Vol 280, No. 18

Trends in Alternative Medicine Use in the United States—Eisenberg et al 1569

Editorials

Editorials represent the opinions of the authors and THE JOURNAL and not those of the American Medical Association.

Alternative Medicine—Learning From the Past, Examining the Present, Advancing to the Future

Medical practices outside the mainstream of "official" medicine have always been an important part of the public's health care. Healers and herbalists, bonesetters and barbers, shamans and spiritualists have offered the public a multiplicity of ways to address the confusion and suffering that accompany disease. A century ago in the United States there was a period of "enchantment" with unorthodox medicine. Homeopaths, herbalists, psychic and magnetic healers, and "eclectics" proliferated—most with little to no training, regulation of practice, or standards for quality of care. The prominence and configuration of these "irregulars," as they were called, has waxed and waned, depending on the perceived value of orthodox medicine, the needs of the public, and the changing values of society. The prominence of these practices subsided with the development of scientific medicine in this century and its dramatic advances in the understanding and treatment of disease.[1]

Historically, orthodox medicine fights these practices vigorously by denouncing and attacking them, restricting access to them, labeling them as antiscientific and quackery, and imposing penalties for practicing them. When these therapies persist and even rise in popularity despite this, mainstream medicine then turns more friendly, examining them, identifying similarities they have with the orthodox, and incorporating or "integrating" them into the routine practice of medicine.[2] In the past, orthodox medicine has benefited from their selective integration by abandoning ineffective therapies such as bloodletting, adopting new drugs such as digitalis, and developing more rigorous scientific methods with which to test these practices, such as blinding and randomization.[2,3]

The increasing popularity of complementary and alternative medicine (now used by more than 40% of the public) reflects changing needs and values in modern society in general.[4] This includes a rise in prevalence of chronic disease, an increase in public access to worldwide health information, reduced tolerance for paternalism, an increased sense of entitlement to a quality life, declining faith that scientific breakthroughs will have relevance for the personal treatment of disease, and an increased interest in spiritualism.[5-7] In addition, concern about the adverse effects and escalating costs of conventional health care are fueling the search for alternative approaches to the prevention and management of illness.[5,7] As the public's use of healing practices outside conventional medicine accelerates, ignorance about these practices by physicians and scientists risks broadening the communication gap between the public and the profession that serves them.[4,8]

Today, the overwhelming effort is toward attempts at "integrating" alternative practices into the mainstream. Sixty percent of medical schools have begun to teach about alternative medicine practices,[9] hospitals are creating complementary and integrated medicine programs, health suppliers are offering expanded benefits packages that include the services of alternative practitioners,[10] and biomedical research organizations are investing more substantial amounts toward the investigation of these practices. For example, the Office of Alternative Medicine at the National Institutes of Health has just become the National Center for Complementary and Alternative Medicine, with a budget of $50 million. The activities of the Office of Alternative Medicine[11] and the publication of this issue of *JAMA* illustrate that quality scientific research can be conducted and published on alternative medicine topics. It appears that complementary and alternative medicine has again "come of age" in the United States. However, the rush to embrace a new integration of alternative and conventional medicine should be approached with great caution. Alternative medicine, like conventional medicine, has pros and cons, promotes bad ideas and good ones, and promises to hold both benefits and risks. Without critical assessment of what should be integrated and what should not, we risk developing a health care system that costs more, is less safe, and fails to address the management of chronic disease in a publicly responsible manner. The potential risks and benefits of alternative medicine must be examined carefully before heading into a new but not necessarily better health care world.

Risks of Embracing Alternative Medicine

Quality of Care.—The formal components of medical physician licensure usually are not required of alternative medicine practitioners. These include the content and length of time of training, testing and certification, a defined scope of practice, review and audit, and professional liability with regulatory protection and statutory authorization complete with codified disciplinary action.[12] All 50 states do provide licensure requirements for chiropractic practice, but only about half do so for acupuncture and massage therapy and fewer do for homeopathy and naturopathy. Many of these practitioners operate largely unmonitored.[13]

Quality of Products.—The "natural" products used by alternative medicine practitioners also are largely unmonitored and their quality is uncontrolled. These products are available on the market as dietary supplements and may be contaminated or vary tremendously in content, quality, and safety.[14] Garlic, for example, claimed for many years to have cholesterol lowering effects, may not produce such effects if processed in certain ways.[15] Thus, even if one product is proven safe and effective, other similar products on the market may have quite different effects that preclude consistent dosing. Fifteen million Americans are taking high-dose vitamins or herbal preparations along with prescription drugs, thereby risking adverse effects from unknown interactions.[4]

Quality of Science.—The use of science for understanding alternative medicine is frequently missing from such practices. Most alternative medicine systems have been largely unchanged for hundreds or thousands of years. Often they begin from the teachings of a charismatic leader that are not advanced with new observations, hypothesis-driven testing, innovation, and peer-review. Claiming that their practices are too "individual" or "holistic" to study scientifically, many al-

From the Office of Alternative Medicine, National Institutes of Health, Bethesda, Md.
Reprints: Wayne B. Jonas, MD, Office of Alternative Medicine, National Institutes of Health, 900 Rockville Pike, Bldg 31, Room 5B-37, Bethesda, MD 20892 (e-mail: JonasW@od1em.1.od.nih.gov).

1616 JAMA, November 11, 1998—Vol 280, No. 18

Editorials

ternative medicine practices hide behind anecdote, case series, or "outcomes" research.[16] To accept such views is to falsely label conventional medicine as nonholistic and reject the hard-fought gains made in the use of basic biological knowledge, the randomized, controlled clinical trial, and evidence-based medicine for health care decision making.[17]

To adopt alternative medicine without developing quality standards for its practices, products, and research is to return to a time in medicine when quackery and therapeutic confusion prevailed. Modern conventional medicine excels in the areas of quality health care and the use of science: alternative medicine must change to adopt similar standards. Conventional medicine is also the world's leader in the management of infectious, traumatic, and surgical diseases, in the study of pathology, and in biotechnology and drug development. All medical practices have the ethical obligation to retain these strengths for the benefit of patients.

Risks of Conventionalizing Alternative Medicine

Healing.—Most alternative medicine systems carefully attend to the illness and suffering that accompanies all disease. The time spent with each patient by an alternative medicine practitioner usually exceeds that spent by the average conventional physician, and patients are often more satisfied with their interactions with unorthodox than orthodox medical practitioners.[18] Alternative medicine practitioners provide patients with understanding, meaning, and self-care methods for managing their condition. Empowerment, participation in the healing process, time, and personal attention are essential elements of all medicine. These elements are easily lost in the subspecialization, technology, and economics of modern medicine. Conventional medicine must develop a better language for managing illness and suffering or lose this essential message that alternative medicine provides.

Adverse Effects.—In the last century, unconventional medicine increased in popularity because of the use of severe treatments such as bloodletting, purging, and toxic metals by conventional medicine.[2] The popularity of alternative medicine in this century is also driven by the perception that conventional treatments are too harsh to use for chronic and non–life-threatening disease.[6,7] Iatrogenic disease caused by conventional medicine is a major cause of death and hospitalization in the United States. While some alternative medicine practices have important toxicities, many have reduced potential for adverse effects when properly delivered.[19] Conventional medicine can learn from alternative medicine how to "gentle" its approach by focusing on the patient's inherent capacity for self-healing.[20]

Costs.—Skyrocketing costs of conventional medicine also are driving the search for alternatives. Savings from managed care now are maximized and health care costs are predicted to double in the next 10 years.[21] If low-cost interventions such as lifestyle changes, diet, supplement therapy, and behavioral medicine can be delivered as substitutes for high-cost drugs and technological interventions, true cost reductions and the compression of morbidity might be achieved.[22]

If there is a single strength of alternative medicine that risks being lost in its "integration" with conventional care, it is an emphasis on self-healing as the lead approach for both improving wellness and for the treatment of disease. All the major alternative medicine systems approach illness first by trying to support and induce the self-healing processes of the person. If recovery can occur from this, the likelihood of adverse effects and the need for high-impact, high-cost interventions is reduced.[23] It is this orientation toward self-healing and health promotion (salutogenesis rather than pathogenesis) that makes alternative medicine approaches to chronic disease especially attractive.[22]

The Future of Alternative Medicine

The main "obstacles to discovery," writes Daniel Boorstin,[24] are "the illusions of knowledge." Indeed, the capacity of humans to fool themselves by making claims of truth, postulating unfounded explanations, and denying the reality of observations they cannot explain is endless. Science has emerged as one of the few truly powerful approaches for mitigating this self-delusionary capacity. The clinical experimental method, in the form of the randomized, controlled trial, examines to what extent attributions and explanations of these therapies are accurate.[25]

The goals of medicine, no matter what the label, are the same for all practices.[26] Is the current trend toward "integrated" medicine a deluded temptation that will turn out to be a nightmare of unscientific practices? Or will these newfound tools of scientific medicine be used to look deeper into the processes of healing for their utility in treating disease and alleviating suffering? In the last 50 years, powerful social forces have transformed medicine.[5] If a new evidence-based "integrated" medicine does emerge, it will likely be subject to the same forces shaping the future of medicine in general. This includes the continued takeover of medicine by managed care, a more refined ability to manipulate individual susceptibilities using nanotechnology, and the ability to track quality of care and individual patient outcomes with networks of information monitoring.[27] Research in alternative medicine will help identify what is safe and effective and will further the understanding of biology by exploring, rather than marginalizing, unorthodox medical claims and findings.[28] Alternative medicine is here to stay. It is no longer an option to ignore it or treat it as something outside the normal processes of science and medicine. The challenge is to move forward carefully, using both reason and wisdom, as we attempt to separate the pearls from the mud.

Wayne B. Jonas, MD

1. Gevitz N. *Other Healers: Unorthodox Medicine in America.* Baltimore, Md: The Johns Hopkins University Press; 1988.
2. Warton JC. The history of complementary and alternative medicine. In: Jonas WB, Levin JH, eds. *Essentials of Complementary and Alternative Medicine.* Baltimore, Md: Williams & Wilkins Inc. In press.
3. Kaptchuk TJ. Intentional ignorance: the history of blind assessment and placebo controls in medicine. *Bull Hist Med.* 1998;72:389-433.
4. Eisenberg DM, Davis RB, Ettner SL, et al. Trends in alternative medicine use in the United States, 1990-1997: results of a follow-up national survey. *JAMA.* 1998;280:1569-1575.
5. Starr P. *The Social Transformation of American Medicine.* San Francisco, Calif: Harper Collins Publishers; 1982:514.
6. Furnham A, Forey J. The attitudes, behaviors and beliefs of patients of conventional vs complementary (alternative) medicine. *J Clin Psychol.* 1994;50:458-469.
7. Astin JA. Why patients use alternative medicine: results of a national study. *JAMA.* 1998;279:1548-1553.
8. Chez RA, Jonas WB. The challenge of complementary and alternative medicine. *Am J Obstet Gynecol.* 1997;177:1156-1161.
9. Wetzel MS, Eisenberg DM, Kaptchuk TJ. Courses involving complementary and alternative medicine at US medical schools. *JAMA.* 1998;280:784-787.
10. Pelletier KR, Marie A, Krasner M, Haskell WL. Current trends in the integration and reimbursement of complementary and alternative medicine by managed care, insurance carriers, and hospital providers. *Am J Health Promotion.* 1997;12:112-123.
11. National Institutes of Health Office of Alternative Medicine. *A Report and Plan of the Office of Alternative Medicine.* Bethesda, Md: National Institutes of Health; 1998.
12. Milbank Memorial Fund. *Enhancing the Accountability of Alternative Medicine.* New York, NY: Milbank Memorial Fund; 1998.
13. Federation of the State Medical Boards of the United States Inc. *Report on Health Care Fraud From the Special Committee on Health Care Fraud.* Austin, Tex: Federation of the State Medical Boards of the United States Inc; 1997.
14. Ernst E. Harmless herbs? *Am J Med.* 1998;104:170-178.
15. Berthold HK, Sudhop MD, von Bergmann K. Effect of a garlic oil preparation on serum lipoproteins and cholesterol metabolism. *JAMA.* 1998;279:1900-1902.
16. Coulter HL. *The Controlled Clinical Trial: An Analysis.* Washington, DC: Center for Empirical Medicine; 1991.
17. Jonas WB. Clinical trials for chronic disease: randomized, controlled clinical trials are essential. *J Natl Inst Health Res.* 1997;9:33-39.
18. Ernst E, Resch KL, Hill S. Do complementary practitioners have a better bedside manner than physicians? *J R Soc Med.* 1997;90:118-119.
19. Jonas WB. Safety in complementary medicine. In: Ernst E, ed. *Complementary Medicine: An Objective Appraisal.* Oxford, England: Butterworth-Heinemann; 1996:126-149.
20. Antonovsky A. *Unraveling the Mystery of Health: How People Manage Stress and Stay Well.* San Francisco, Calif: Jossey-Bass; 1987.
21. Smith S, Freeland M, Heffler S, McKusick D, for the Team at HEP. The next ten years of health spending. *Health Aff (Millwood).* 1998;17:128-140.

JAMA, November 11, 1998—Vol 280, No. 18 Editorials 1617

22. Sobel DS. Rethinking medicine: improving health outcomes with cost-effective psychosocial interventions. *Psychosom Med.* 1995;57:234-244.
23. Jonas WB. Models of medicine and models of healing. In: Jonas WB, Levin JH, eds. *Essentials of Complementary and Alternative Medicine.* Baltimore, Md: Williams & Wilkins Inc. In press.
24. Boorstin DJ. *The Discoverers.* New York, NY: Random House Inc; 1983:xv.
25. Sackett DL, Rosenberg WM, Gray JA, Haynes RB, Richardson WS. Evidence based medicine: what it is and what it isn't [editorial]. *BMJ.* 1996;312:71-72.
26. The Hastings Center. *The Goals of Medicine: Setting New Priorities.* Briarcliff Manor, NY: The Hastings Center; 1996.
27. Institute for Alternative Futures. *The Future of Complementary and Alternative Approaches (CAAs) in US Health Care.* Alexandria, Va: Institute for Alternative Futures; 1998.
28. Jonas WB. Researching alternative medicine. *Nat Med.* 1997;3:824-827.

Alternative Medicine Meets Science

There is no alternative medicine. There is only scientifically proven, evidence-based medicine supported by solid data or unproven medicine, for which scientific evidence is lacking. Whether a therapeutic practice is "Eastern" or "Western," is unconventional or mainstream, or involves mind-body techniques or molecular genetics is largely irrelevant except for historical purposes and cultural interest. We recognize that there are vastly different types of practitioners and proponents of the various forms of alternative medicine and conventional medicine, and that there are vast differences in the skills, capabilities, and beliefs of individuals within them and the nature of their actual practices. Moreover, the economic and political forces in these fields are large and increasingly complex and have the capability for being highly contentious. Nonetheless, as believers in science and evidence, we must focus on fundamental issues—namely, the patient, the target disease or condition, the proposed or practiced treatment, and the need for convincing data on safety and therapeutic efficacy.

Despite the increasing use of alternative medicine (also termed *complementary, integrative,* or *unconventional* medicine) in the United States and throughout the world, most alternative therapies have not been evaluated using rigorously conducted scientific tests of efficacy based on accepted rules of evidence. The lack of properly designed and conducted randomized controlled trials is a major deficiency. For some published studies, serious concerns have been raised regarding methodological quality. A National Institutes of Health expert panel concluded that current evidence is inadequate for development of practice guidelines for alternative therapies, largely because of lack of relevant outcomes data from high-quality clinical trials.[1] However, some advocates of alternative medicine argue that many alternative therapies cannot be subjected to the standard scientific method and thus, instead must rely on anecdotes, beliefs, theories, testimonials, and opinions to support effectiveness and justify continued use.

Regardless of the origin or type of therapy, the theoretical underpinnings of its mechanism of action, or the practitioner who delivers it, the critical questions are the same. What is the therapy? What is the disease or condition for which it is being used? What is its purported benefit to the patient? What are the risks? How much does it cost? And, perhaps most important, does it work? For virtually all medical therapies and interventions, whether conventional or alternative, determination of effectiveness and recommendations for clinical application should be based on the strength of the scientific evidence using explicit criteria for grading the quality of evidence[2,3] (Table) and ratings for technology assessment[4] (ie, "established," "promising," "investigational," "doubtful," or "unacceptable.")

While acknowledging that many therapies used in conventional medical practice also have not been as rigorously evaluated as they should be, we agree that most alternative medicine has not been scientifically tested.[5] However, for alternative medicine therapies that are used by millions of patients every day and that generate billions of dollars in health care expenditures each year, the lack of convincing and compelling evidence on efficacy, safety, and outcomes is unacceptable and deeply troubling. We believe that physicians should become more knowledgeable about alternative medicine and increase their understanding of the possible benefits and limitations of alternative therapies. By doing so, physicians will be able to serve as more useful sources of information for their patients and advise them appropriately. As with conventional therapies, advice should be based on data and scientific information rather than anecdotal information, misperceptions, or preconceived or unfounded notions about effectiveness or lack thereof.

This theme issue of *JAMA* and the annual coordinated theme issues of the 9 American Medical Association *Archives* Journals published this month on alternative medicine represent a planned, concerted effort by the editors of these scientific journals to address some of these issues by providing physicians and other health care professionals with clinically relevant, reliable, fresh scientific information on alternative therapies. In response to our call for papers on alternative medicine,[6] we received more than 200 manuscript submissions to *JAMA* and many more manuscripts were received by the *Archives* Journals. The result, after our usual rigorous review process, is publication of more than 80 articles and editorials on alternative medicine in our 10 scientific journals, including 18 randomized trials and systematic reviews, on more than 30 different topics, and from more than 16 different countries.

This issue of THE JOURNAL includes 6 randomized clinical trials that evaluate the use of 6 diverse alternative medicine therapies for treatment of common clinical conditions. The results are intriguing. Bove and Nilsson[7] report that chiropractic spinal manipulation is not effective for episodic tension headache. Cardini and Weixin[8] found that moxibustion (stimulation of an acupuncture point by heat generated from burning a specific herb) is helpful for correction of breech presentation in late pregnancy. Bensoussan and colleagues[9] document that a Chinese herbal medicine formulation improves symptoms of irritable bowel syndrome. Shlay and coinvestigators[10] demonstrate that acupuncture is no more effective than amitriptyline or placebo for relieving pain due to human immunodeficiency virus-related peripheral neuropathy. Heymsfield and coworkers[11] determined that *Garcinia cambogia*, a common component of commercial weight-loss products, lacks efficacy as an

Categories for Rating Quality of Scientific Evidence for Effectiveness of an Intervention*

	Quality of Evidence
I.	Evidence obtained from at least 1 properly randomized controlled trial
II-1.	Evidence obtained from well-designed controlled trials without randomization
II-2.	Evidence obtained from well-designed cohort or case-control analytic studies, preferably from more than 1 center or research group
II-3.	Evidence obtained from multiple time series with or without the intervention. Dramatic results in uncontrolled experiments (such as the results of the introduction of penicillin treatment in the 1940s) could also be regarded as this type of evidence.
III.	Opinions of respected authorities, based on clinical experience, descriptive studies, or reports of expert committees

*Information is from Lawrence et al.[2]

Dr Fontanarosa is Senior Editor, *JAMA*, and Dr Lundberg is Editor, *JAMA*.
Reprints: Phil B. Fontanarosa, MD, American Medical Association, 515 N State St, Chicago, IL 60610 (e-mail: phil_fontanarosa@ama-assn.org).

1618 JAMA, November 11, 1998—Vol 280, No. 18

Editorials

antiobesity agent. In a preliminary study, Garfinkel and coworkers[12] report that a yoga-based intervention appears to hold promise for relieving some symptoms of carpal tunnel syndrome. In addition, a systematic review by Wilt and colleagues[13] suggests that saw palmetto extracts improve urologic symptoms in patients with benign prostatic hyperplasia.

Perhaps just as important as the results of their studies, these investigators demonstrate that alternative medicine therapies and interventions can and should be evaluated using explicit, focused research questions[14] along with established and accepted rigorous research methods[15] (eg, appropriate controls, effective blinding procedures, adequate power, state-of-the-art techniques for systematic reviews); incorporating measurable, objectively assessed end points (eg, blinded assessment); and reporting meaningful patient-centered outcomes.

Two other studies in this issue provide additional new information on alternative medicine. In a replication of their previous nationally representative survey,[16] Eisenberg et al[17] report that the prevalence of use of at least 1 of 16 specific alternative therapies during the previous 12 months has increased significantly (from 33.8% in 1990 to 42.1% in 1997), that the estimated number of visits to alternative medicine practitioners increased dramatically (from 427 million in 1990 to 629 million in 1997), and that only 38.5% of those who used alternative therapies discussed them with their physician. Total out-of-pocket expenditures associated with use of alternative medicine in 1997 were estimated at $27 billion. In an analysis of data from malpractice insurers from 1990 through 1996, Studdert and colleagues[18] found that claims against chiropractors, massage therapists, and acupuncturists generally occurred less frequently and usually involved less severe injury than claims against medical doctors. The authors also summarize the legal issues and principles for physicians to consider when advising or contemplating referral of patients to alternative medicine practitioners.

Taken together, the articles published in this issue of THE JOURNAL and in the *Archives* Journals' theme issues on alternative medicine add a substantial amount of new information and scientific data on alternative therapies to the peer-reviewed mainstream medical literature. However, given the burgeoning use of alternative medicine therapies, the increasing numbers of patients who consult both medical doctors and alternative medicine practitioners, and the increasing number of insurance companies and managed care organizations offering programs and benefits for alternative medicine,[19] the need for additional, carefully conducted, high-quality research is essential.

Priority for research funding for alternative medicine should be given to investigations of relevant clinical problems for which well-designed studies have shown encouraging results for alternative therapies, especially for conditions that are common and those for which conventional medicine has not been effective. Attention should be given to evaluation of safety and efficacy, but also to examining the effectiveness of a treatment strategy, with consideration of community practice settings, patient expectations and compliance, and cost-effectiveness.[20] Collaborative research, especially among the federally funded centers for alternative medicine research in the US and with international alternative medicine research centers, may improve efficiency in answering important research questions. We encourage high-quality, rigorous research on alternative medicine and invite authors to submit their best papers for our objective evaluation and consideration for publication.

However, until solid evidence is available that demonstrates the safety, efficacy, and effectiveness of specific alternative medicine interventions, uncritical acceptance of untested and unproven alternative medicine therapies must stop. Alternative therapies that have been shown to be of no benefit (aside from possible placebo effect) or that cause harm should be abandoned immediately. Physicians, insurance plans, medical centers and hospitals, managed care organizations, and government policymakers should base decisions regarding incorporation of and payment for alternative medicine therapies on evidence-based research and objective cost-effectiveness analyses[19] rather than on consumer interest, market demand or competition, well-publicized anecdotal reports, or political pressures from well-organized and influential interest groups.

Ultimately, answering fundamental questions about efficacy, safety, appropriate clinical applications, and meaningful outcomes for all medical therapies, including those considered alternative medicine, requires critical and objective assessment using accepted principles of scientific investigation and rigorous standards for evaluation of scientific evidence. For patients, for physicians and other health care professionals, and for alternative medicine practitioners—indeed, for all who share the goal of improving the health of individuals and of the public—there can be no alternative.

Phil B. Fontanarosa, MD
George D. Lundberg, MD

1. Practice and Policy Guidelines Panel, National Institutes of Health Office of Alternative Medicine. Clinical practice guidelines in complementary and alternative medicine: an analysis of opportunities and obstacles. *Arch Fam Med.* 1997;6:149-154.
2. Lawrence RS, Mickalide AD. Preventive services in clinical practice: designing the periodic health examination. *JAMA.* 1987;257:2205-2207.
3. Cook DJ, Guyatt GH, Laupacis A, et al. Clinical recommendations using levels of evidence for antithrombotic agents. *Chest.* 1995;108(suppl):227S-230S.
4. Kalusdian S, Schneider AL, Loeb JM, et al. Technology assessment: an American Medical Association perspective. *Arch Fam Med.* 1992;1:291-296.
5. Angell M, Kassirer JP. Alternative medicine: the risks of untested and unregulated remedies. *N Engl J Med.* 1998;339:839-841.
6. Fontanarosa PB, Lundberg GD. Complementary, alternative, unconventional, and integrative medicine: call for papers for the annual coordinated theme issues of the AMA journals. *JAMA.* 1997;278:2111-2112.
7. Bove G, Nilsson N. Spinal manipulation in the treatment of episodic tension-type headache: a randomized controlled trial. *JAMA.* 1998;280:1576-1579.
8. Cardini F, Weixin H. Moxibustion for correction of breech presentation: a randomized controlled trial. *JAMA.* 1998;280:1580-1584.
9. Bensoussan A, Talley NJ, Hing M, et al. Treatment of irritable bowel syndrome with Chinese herbal medicine: a randomized controlled trial. *JAMA.* 1998;280:1585-1589.
10. Shlay JC, Chaloner K, Max MB, et al. Acupuncture and amitriptyline for pain due to HIV-related peripheral neuropathy: a randomized controlled trial. *JAMA.* 1998;280:1590-1595.
11. Heymsfield SB, Allison DB, Vasselli JR, et al. *Garcinia cambogia* (hydroxycitric acid) as a potential antiobesity agent: a randomized controlled trial. *JAMA.* 1998;280:1596-1600.
12. Garfinkel MS, Singhal A, Katz WA, et al. Yoga-based intervention for carpal tunnel syndrome: a randomized trial. *JAMA.* 1998;280:1601-1603.
13. Wilt TJ, Ishani A, Stark G, et al. Saw palmetto extracts for treatment of benign prostatic hyperplasia: a systematic review. *JAMA.* 1998;280:1604-1609.
14. Vickers A, Cassileth B, Ernst E, et al. How should we research unconventional therapies? a panel report from the Conference on Complementary and Alternative Research Methodology, National Institutes of Health. *Int J Technol Assess Health Care.* 1997;13:111-121.
15. Levin JS, Glass TA, Kushi LH, et al. Quantitative methods in research on complementary and alternative medicine: a methodological manifesto. *Med Care.* 1997;35:1079-1094.
16. Eisenberg DM, Kessler RC, Foster C, et al. Unconventional medicine in the United States: prevalence, costs, and patterns of use. *N Engl J Med.* 1993;328:246-252.
17. Eisenberg DM, Davis RB, Ettner SL, et al. Trends in alternative medicine use in the United States, 1990-1997: results of a follow-up national survey. *JAMA.* 1998;280:1569-1575.
18. Studdert DM, Eisenberg DM, Miller FH, et al. Medical malpractice implications of alternative medicine. *JAMA.* 1998;280:1610-1615.
19. Pelletier KR, Marie A, Krasner M, Haskell WL. Current trends in the integration and reimbursement of complementary and alternative medicine by managed care, insurance carriers, and hospital providers. *Am J Health Promotion.* 1997;12:112-122.
20. Welch HG. Valuing clinical strategies early in their development. *Ann Intern Med.* 1992;116:263-264.

JAMA, November 11, 1998—Vol 280, No. 18 Editorials 1619

SUPPLEMENTAL RESPONSE TO COMMENT 29.

- Lutein Dosages, www.luteininfo.com/eye
- Medical Progress, Vitamin D. Deficiency, The New England Journal of Medicine, July 19, 2007
- Introduction to Coenzyme Q10, by Peter H. Langsjoen, M.D., F.A.C.C.
- NSI Synergy Rx – Product Description
- GNC Multi Multi Ultra Mega – Product Description
- One A Day – Product Description
- Centrum Multivitamin and Multimineral – Product Information

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Lutein and Age related Macular Degeneration (AMD)

Research has suggested a minimum of 6-10 mg per day of lutein is necessary to realize lutein's health benefits. One such benefit is lutein's role in eye health, specifically its role in reducing the risk of Age Related Macular Degeneration (AMD).**

AMD occurs when the fragile center of the retina–the macula–deteriorates from a lifetime of slow but steady damage. The macula is a small area of the retina responsible for central vision, and high visual acuity.**1** Poor macular health can cause oxidative stress within the retina, leading to a loss of central vision.

According to AMD Alliance International dry AMD, the more common and milder form of AMD, accounts for 85% to 90% of all cases. It develops gradually over time and usually causes only mild loss of vision. One key identifier for AMD is the collection of small, round, white-yellow, fatty deposits called drusen in the central part of the retina. Drusen accumulate in the Retinal Pigment Epithelium (RPE) tissue beneath the macula and the macula thins and dries out. The amount of vision loss is related to the location and amount of macular thinning caused by the drusen. Sometimes abnormal new blood vessels form (wet AMD). It is therefore important for individuals with dry AMD to have their eyes examined regularly, because it may eventually develop into the wet form.

What AMD looks like as it progresses

Although the wet form of AMD accounts for only 10 – 15% of all AMD, the chance for severe sight loss is much greater. It is responsible for 90% of severe vision loss associated with AMD. Wet AMD is caused by the growth of abnormal blood vessels, or choroidal neovascularization (CNV), under the central part of the retina, the macula. These abnormal vessels leak fluid and blood into the tissue at the back of the eye, causing a blister to form in the retina. This progression leads to scar tissue, distortion and a loss of central vision. Wet AMD can rapidly damage the macula and result in a very quick loss of central vision.

Lutein and its related compound zeaxanthin are highly concentrated in the macula, providing a yellow color known as the macular pigment (MP).The macular pigment protects the macula from the damaging photo-oxidative effects of blue light.**2**

Of the 600 or so carotenoids present in nature, only a handful are present in human serum. Of those, nature has chosen only lutein and zeaxanthin to be present in the macula. These facts alone suggest that lutein plays a critical role in eye health.

There is a wealth of data available supporting a role for lutein in reducing the risk of AMD.** There are a number of observational studies showing the association between lutein intake, serum levels, macular pigment density (MPD), **3, 4, 5-7, 8** and AMD risk in humans.**9, 10, 11, 12, 13, 14, 15**

Controlled intervention studies in humans are needed to establish

[redacted]

causality. In terms of eye health, more and more studies investigating the direct effect of dietary lutein and lutein supplementation on macular pigment density are now being published.

Researchers agree that it is the body of evidence that must be evaluated collectively in order to determine the merits of a given nutrient, and any conclusions based on a single study are premature. The body of evidence appears to support a beneficial role for lutein in eye health.**

** This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure, or prevent any disease.

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The NEW ENGLAND JOURNAL of MEDICINE

REVIEW ARTICLE

MEDICAL PROGRESS

Vitamin D Deficiency

Michael F. Holick, M.D., Ph.D.

From the Department of Medicine, Section of Endocrinology, Nutrition, and Diabetes, the Vitamin D, Skin, and Bone Research Laboratory, Boston University Medical Center, Boston. Address reprint requests to Dr. Holick at Boston University School of Medicine, 715 Albany St., M-1013, Boston, MA 02118, or at mfholick@bu.edu.

N Engl J Med 2007;357:266-81.
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Once foods were fortified with vitamin D and rickets appeared to have been conquered, many health care professionals thought the major health problems resulting from vitamin D deficiency had been resolved. However, rickets can be considered the tip of the vitamin D–deficiency iceberg. In fact, vitamin D deficiency remains common in children and adults. In utero and during childhood, vitamin D deficiency can cause growth retardation and skeletal deformities and may increase the risk of hip fracture later in life. Vitamin D deficiency in adults can precipitate or exacerbate osteopenia and osteoporosis, cause osteomalacia and muscle weakness, and increase the risk of fracture.

The discovery that most tissues and cells in the body have a vitamin D receptor and that several possess the enzymatic machinery to convert the primary circulating form of vitamin D, 25-hydroxyvitamin D, to the active form, 1,25-dihydroxyvitamin D, has provided new insights into the function of this vitamin. Of great interest is the role it can play in decreasing the risk of many chronic illnesses, including common cancers, autoimmune diseases, infectious diseases, and cardiovascular disease. In this review I consider the nature of vitamin D deficiency, discuss its role in skeletal and nonskeletal health, and suggest strategies for its prevention and treatment.

SOURCES AND METABOLISM OF VITAMIN D

Humans get vitamin D from exposure to sunlight, from their diet, and from dietary supplements (Table 1).[1-4] A diet high in oily fish prevents vitamin D deficiency.[3] Solar ultraviolet B radiation (wavelength, 290 to 315 nm) penetrates the skin and converts 7-dehydrocholesterol to previtamin D_3, which is rapidly converted to vitamin D_3 (Fig. 1).[1] Because any excess previtamin D_3 or vitamin D_3 is destroyed by sunlight (Fig. 1), excessive exposure to sunlight does not cause vitamin D_3 intoxication.[2]

Few foods naturally contain or are fortified with vitamin D. The "D" represents D_2 or D_3 (Fig. 1). Vitamin D_2 is manufactured through the ultraviolet irradiation of ergosterol from yeast, and vitamin D_3 through the ultraviolet irradiation of 7-dehydrocholesterol from lanolin. Both are used in over-the-counter vitamin D supplements, but the form available by prescription in the United States is vitamin D_2.

Vitamin D from the skin and diet is metabolized in the liver to 25-hydroxyvitamin D (Fig. 1), which is used to determine a patient's vitamin D status[1-4]; 25-hydroxyvitamin D is metabolized in the kidneys by the enzyme 25-hydroxyvitamin D-1α-hydroxylase (CYP27B1) to its active form, 1,25-dihydroxyvitamin D.[1-4] The renal production of 1,25-dihydroxyvitamin D is tightly regulated by plasma parathyroid hormone levels and serum calcium and phosphorus levels.[1-4] Fibroblast growth factor 23, secreted from the bone, causes the sodium–phosphate cotransporter to be internalized by the cells of the kidney and small intestine and also suppresses 1,25-dihydroxyvitamin D synthesis.[5] The efficiency of the absorption of renal calcium and of intestinal calcium and phosphorus is increased in the presence of 1,25-dihy-

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MEDICAL PROGRESS

droxyvitamin D (Fig. 1).[2,3,6] It also induces the expression of the enzyme 25-hydroxyvitamin D-24-hydroxylase (CYP24), which catabolizes both 25-hydroxyvitamin D and 1,25-dihydroxyvitamin D into biologically inactive, water-soluble calcitroic acid.[2-4]

DEFINITION AND PREVALENCE OF VITAMIN D DEFICIENCY

Although there is no consensus on optimal levels of 25-hydroxyvitamin D as measured in serum, vitamin D deficiency is defined by most experts as a 25-hydroxyvitamin D level of less than 20 ng per milliliter (50 nmol per liter).[7-10] 25-Hydroxyvitamin D levels are inversely associated with parathyroid hormone levels until the former reach 30 to 40 ng per milliliter (75 to 100 nmol per liter), at which point parathyroid hormone levels begin to level off (at their nadir).[10-12] Furthermore, intestinal calcium transport increased by 45 to 65% in women when 25-hydroxyvitamin D levels were increased from an average of 20 to 32 ng per milliliter (50 to 80 nmol per liter).[13] Given such data, a level of 25-hydroxyvitamin D of 21 to 29 ng per milliliter (52 to 72 nmol per liter) can be considered to indicate a relative insufficiency of vitamin D, and a level of 30 ng per milliliter or greater can be considered to indicate sufficient vitamin D.[14] Vitamin D intoxication is observed when serum levels of 25-hydroxyvitamin D are greater than 150 ng per milliliter (374 nmol per liter).

With the use of such definitions, it has been estimated that 1 billion people worldwide have vitamin D deficiency or insufficiency.[7-12,15-22] According to several studies, 40 to 100% of U.S. and European elderly men and women still living in the community (not in nursing homes) are deficient in vitamin D.[7-12,15-22] More than 50% of postmenopausal women taking medication for osteoporosis had suboptimal levels of 25-hydroxyvitamin D — below 30 ng per milliliter (75 nmol per liter).[12,22]

Children and young adults are also potentially at high risk for vitamin D deficiency. For example, 52% of Hispanic and black adolescents in a study in Boston[23] and 48% of white preadolescent girls in a study in Maine[24] had 25-hydroxyvitamin D levels below 20 ng per milliliter. In other studies, at the end of the winter, 42% of 15- to 49-year-old black girls and women throughout the United States had 25-hydroxyvitamin D levels below 20 ng per milliliter,[25] and 32% of healthy students, physicians, and residents at a Boston hospital were found to be vitamin D–deficient, despite drinking a glass of milk and taking a multivitamin daily and eating salmon at least once a week.[26]

In Europe, where very few foods are fortified with vitamin D, children and adults would appear to be at especially high risk.[1,7,11,16-22] People living near the equator who are exposed to sunlight without sun protection have robust levels of 25-hydroxyvitamin D — above 30 ng per milliliter.[27,28] However, even in the sunniest areas, vitamin D deficiency is common when most of the skin is shielded from the sun. In studies in Saudi Arabia, the United Arab Emirates, Australia, Turkey, India, and Lebanon, 30 to 50% of children and adults had 25-hydroxyvitamin D levels under 20 ng per milliliter.[29-32] Also at risk were pregnant and lactating women who were thought to be immune to vitamin D deficiency since they took a daily prenatal multivitamin containing 400 IU of vitamin D (70% took a prenatal vitamin, 90% ate fish, and 93% drank approximately 2.3 glasses of milk per day)[33-35]; 73% of the women and 80% of their infants were vitamin D–deficient (25-hydroxyvitamin D level, <20 ng per milliliter) at the time of birth.[34]

CALCIUM, PHOSPHORUS, AND BONE METABOLISM

Without vitamin D, only 10 to 15% of dietary calcium and about 60% of phosphorus is absorbed.[2-4] The interaction of 1,25-dihydroxyvitamin D with the vitamin D receptor increases the efficiency of intestinal calcium absorption to 30 to 40% and phosphorus absorption to approximately 80% (Fig. 1).[2-4,13]

In one study, serum levels of 25-hydroxyvitamin D were directly related to bone mineral density in white, black, and Mexican-American men and women, with a maximum density achieved when the 25-hydroxyvitamin D level reached 40 ng per milliliter or more.[8] When the level was 30 ng per milliliter or less, there was a significant decrease in intestinal calcium absorption[13] that was associated with increased parathyroid hormone.[10-12] Parathyroid hormone enhances the tubular reabsorption of calcium and stimulates the kidneys to produce 1,25-dihydroxyvitamin D.[2-4,6] Parathyroid hormone also activates osteoblasts, which stimulate the transformation of preosteoclasts into mature osteoclasts (Fig. 1).[1-3] Osteoclasts dissolve the mineralized collagen matrix in bone, causing os-

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teopenia and osteoporosis and increasing the risk of fracture.[7,8,11,16-21]

Deficiencies of calcium and vitamin D in utero and in childhood may prevent the maximum deposition of calcium in the skeleton.[36] As vitamin D deficiency progresses, the parathyroid glands are maximally stimulated, causing secondary hyperparathyroidism.[7,9-12] Hypomagnesemia blunts this response, which means that parathyroid hormone levels are often normal when 25-hydroxyvitamin D levels fall below 20 ng per milliliter.[37] Parathyroid hormone increases the metabolism of 25-hydroxyvitamin D to 1,25-dihydroxyvitamin D, which further exacerbates the vitamin D deficiency. Parathyroid hormone also causes phosphaturia, resulting in a low-normal or low serum phosphorus level. Without an adequate calcium–phosphorus product (the value for calcium times the value for serum phosphorus), mineralization of the collagen matrix is diminished, leading to classic signs of rickets in children[1,28] and osteomalacia in adults.[7,38]

Whereas osteoporosis is unassociated with bone pain, osteomalacia has been associated with isolated or generalized bone pain.[39,40] The cause is thought to be hydration of the demineralized gelatin matrix beneath the periosteum; the hydrated matrix pushes outward on the periosteum, causing throbbing, aching pain.[7] Osteomalacia can often be diagnosed by using moderate force to press the thumb on the sternum or anterior tibia, which can elicit bone pain.[7,40] One study showed that 93% of persons 10 to 65 years of age who were admitted to a hospital emergency department with muscle aches and bone pain and who had a wide variety of diagnoses, including fibromyalgia, chronic fatigue syndrome, and depression, were deficient in vitamin D.[41]

Figure 1 (facing page). Synthesis and Metabolism of Vitamin D in the Regulation of Calcium, Phosphorus, and Bone Metabolism.

During exposure to solar ultraviolet B (UVB) radiation, 7-dehydrocholesterol in the skin is converted to previtamin D_3, which is immediately converted to vitamin D_3 in a heat-dependent process. Excessive exposure to sunlight degrades previtamin D_3 and vitamin D_3 into inactive photoproducts. Vitamin D_2 and vitamin D_3 from dietary sources are incorporated into chylomicrons and transported by the lymphatic system into the venous circulation. Vitamin D (hereafter "D" represents D_2 or D_3) made in the skin or ingested in the diet can be stored in and then released from fat cells. Vitamin D in the circulation is bound to the vitamin D–binding protein, which transports it to the liver, where vitamin D is converted by vitamin D-25-hydroxylase to 25-hydroxyvitamin D [25(OH)D]. This is the major circulating form of vitamin D that is used by clinicians to determine vitamin D status. (Although most laboratories report the normal range to be 20 to 100 ng per milliliter [50 to 250 nmol per liter], the preferred range is 30 to 60 ng per milliliter [75 to 150 nmol per liter].) This form of vitamin D is biologically inactive and must be converted in the kidneys by 25-hydroxyvitamin D-1α-hydroxylase (1-OHase) to the biologically active form — 1,25-dihydroxyvitamin D [$1,25(OH)_2D$]. Serum phosphorus, calcium, fibroblast growth factor 23 (FGF-23), and other factors can either increase (+) or decrease (−) the renal production of $1,25(OH)_2D$. $1,25(OH)_2D$ decreases its own synthesis through negative feedback and decreases the synthesis and secretion of parathyroid hormone by the parathyroid glands. $1,25(OH)_2D$ increases the expression of 25-hydroxyvitamin D-24-hydroxylase (24-OHase) to catabolize $1,25(OH)_2D$ to the water-soluble, biologically inactive calcitroic acid, which is excreted in the bile. $1,25(OH)_2D$ enhances intestinal calcium absorption in the small intestine by interacting with the vitamin D receptor–retinoic acid x-receptor complex (VDR-RXR) to enhance the expression of the epithelial calcium channel (transient receptor potential cation channel, subfamily V, member 6 [TRPV6]) and calbindin 9K, a calcium-binding protein (CaBP). $1,25(OH)_2D$ is recognized by its receptor in osteoblasts, causing an increase in the expression of the receptor activator of nuclear factor-κB ligand (RANKL). RANK, the receptor for RANKL on preosteoclasts, binds RANKL, which induces preosteoclasts to become mature osteoclasts. Mature osteoclasts remove calcium and phosphorus from the bone, maintaining calcium and phosphorus levels in the blood. Adequate calcium (Ca^{2+}) and phosphorus (HPO_4^{2-}) levels promote the mineralization of the skeleton.

OSTEOPOROSIS AND FRACTURE

Approximately 33% of women 60 to 70 years of age and 66% of those 80 years of age or older have osteoporosis.[16,20] It is estimated that 47% of women and 22% of men 50 years of age or older will sustain an osteoporotic fracture in their remaining lifetime. Chapuy et al.[21] reported that among 3270 elderly French women given 1200 mg of calcium and 800 IU of vitamin D_3 daily for 3 years, the risk of hip fracture was reduced by 43%, and the risk of nonvertebral fracture by 32%. A 58% reduction in nonvertebral fractures was observed in 389 men and women over the age of 65 years who were receiving 700 IU of vitamin D_3 and 500 mg of calcium per day.[42]

A meta-analysis of seven randomized clinical

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MEDICAL PROGRESS

7-Dehydrocholesterol
Skin
Solar UVB radiation
(290–315 nm)
Previtamin D3
Solar UVB radiation
Inactive photoproducts
Heat
Solar UVB radiation
Vitamin D3
Diet
Chylomicrons
Vitamin D
Fat cell
Circulation
Vitamin D2
Vitamin D3
Vitamin D-25-hydroxylase
Liver
Circulation
25(OH)D
(major circulating metabolite)
Reference range
<20 ng/ml
20–100 ng/ml
>150 ng/ml
Deficiency
Preferred range
30–60 ng/ml
Intoxication
Phophorus, calcium,
FGF-23, and other factors +/–
1-OHase
Kidneys
1,25(OH)2D
1,25(OH)2D
24-OHase
Calcitroic acid
Bile
Excreted
Calcium Resorption
Preosteoclast
Osteoblast
RANK
RANKL
VDR–RXR
Osteoclast
Calcium Absorption
CaBP
VDR–RXR
TRPV6
Calcium
Parathyroid hormone
Bone
Ca2+ and HPO42−
Parathyroid glands
Intestine
Ca2+ and HPO42−
Absorption
Calcification
Blood calcium and phosphorus

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Table 1. Dietary, Supplemental, and Pharmaceutical Sources of Vitamins D_2 and D_3.*

Source	Vitamin D Content
Natural sources	
Salmon	
Fresh, wild (3.5 oz)	About 600–1000 IU of vitamin D_3
Fresh, farmed (3.5 oz)	About 100–250 IU of vitamin D_3 or D_2
Canned (3.5 oz)	About 300–600 IU of vitamin D_3
Sardines, canned (3.5 oz)	About 300 IU of vitamin D_3
Mackerel, canned (3.5 oz)	About 250 IU of vitamin D_3
Tuna, canned (3.6 oz)	About 230 IU of vitamin D_3
Cod liver oil (1 tsp)	About 400–1000 IU of vitamin D_3
Shiitake mushrooms	
Fresh (3.5 oz)	About 100 IU of vitamin D_2
Sun-dried (3.5 oz)	About 1600 IU of vitamin D_2
Egg yolk	About 20 IU of vitamin D_3 or D_2
Exposure to sunlight, ultraviolet B radiation (0.5 minimal erythemal dose)†	About 3000 IU of vitamin D_3
Fortified foods	
Fortified milk	About 100 IU/8 oz, usually vitamin D_3
Fortified orange juice	About 100 IU/8 oz vitamin D_3
Infant formulas	About 100 IU/8 oz vitamin D_3
Fortified yogurts	About 100 IU/8 oz, usually vitamin D_3
Fortified butter	About 50 IU/3.5 oz, usually vitamin D_3
Fortified margarine	About 430 IU/3.5 oz, usually vitamin D_3
Fortified cheeses	About 100 IU/3 oz, usually vitamin D_3
Fortified breakfast cereals	About 100 IU/serving, usually vitamin D_3
Supplements	
Prescription	
Vitamin D_2 (ergocalciferol)	50,000 IU/capsule
Drisdol (vitamin D_2) liquid supplements	8000 IU/ml
Over the counter	
Multivitamin	400 IU vitamin D, D_2, or D_3‡
Vitamin D_3	400, 800, 1000, and 2000 IU

* IU denotes international unit, which equals 25 ng. To convert values from ounces to grams, multiply by 28.3. To convert values from ounces to milliliters, multiply by 29.6.

† About 0.5 minimal erythemal dose of ultraviolet B radiation would be absorbed after an average of 5 to 10 minutes of exposure (depending on the time of day, season, latitude, and skin sensitivity) of the arms and legs to direct sunlight.

‡ When the term used on the product label is vitamin D or calciferol, the product usually contains vitamin D_2; cholecalciferol or vitamin D_3 indicates that the product contains vitamin D_3.

trials that evaluated the risk of fracture in older persons given 400 IU of vitamin D_3 per day revealed little benefit with respect to the risk of either nonvertebral or hip fractures (pooled relative risk of hip fracture, 1.15; 95% confidence interval [CI], 0.88 to 1.50; pooled relative risk of nonvertebral fracture, 1.03; 95% CI, 0.86 to 1.24). In studies using doses of 700 to 800 IU of vitamin D_3 per day, the relative risk of hip fracture was reduced by 26% (pooled relative risk, 0.74; 95% CI, 0.61 to 0.88), and the relative risk of nonvertebral fracture by 23% (pooled relative risk, 0.77; 95% CI, 0.68 to 0.87) with vitamin D_3 as compared with calcium or placebo.[8] A Women's Health Initiative study that compared the effects of 400 IU of vitamin D_3 plus 1000 mg of calcium per day with placebo in more than 36,000 postmenopausal women confirmed these results, reporting an increased risk of kidney stones but no benefit with respect to the risk of hip fracture.

The Women's Health Initiative study also showed that serum levels of 25-hydroxyvitamin D had little effect on the risk of fracture when levels were 26 ng per milliliter (65 nmol per liter) or less. However, women who were most consistent in taking calcium and vitamin D_3 had a 29% reduction in hip fracture.[43] Optimal prevention of both nonvertebral and hip fracture occurred only in trials providing 700 to 800 IU of vitamin D_3 per day in patients whose baseline concentration of 25-hydroxyvitamin D was less than 17 ng per milliliter (42 nmol per liter) and whose mean concentration of 25-hydroxyvitamin D then rose to approximately 40 ng per milliliter.[8]

Evaluation of the exclusive use of calcium or vitamin D_3 (RECORD trial) showed no antifracture efficacy for patients receiving 800 IU of vitamin D_3 per day.[44] However, the mean concentration of 25-hydroxyvitamin D increased from 15.2 ng per milliliter to just 24.8 ng per milliliter (37.9 to 61.9 nmol per liter), which was below the threshold thought to provide antifracture efficacy.[8] Porthouse and colleagues,[45] who evaluated the effect of 800 IU of vitamin D_3 per day on fracture prevention, did not report concentrations of 25-hydroxyvitamin D. Their study had an open design in which participants could have been ingesting an adequate amount of calcium and vitamin D separate from the intervention. This called into question the conclusion that vitamin D supplementation had no antifracture benefit.[8]

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MEDICAL PROGRESS

MUSCLE STRENGTH AND FALLS

Vitamin D deficiency causes muscle weakness.[1,7,8,28] Skeletal muscles have a vitamin D receptor and may require vitamin D for maximum function.[1,8]

Performance speed and proximal muscle strength were markedly improved when 25-hydroxyvitamin D levels increased from 4 to 16 ng per milliliter (10 to 40 nmol per liter) and continued to improve as the levels increased to more than 40 ng per milliliter (100 nmol per liter).[8] A meta-analysis of five randomized clinical trials (with a total of 1237 subjects) revealed that increased vitamin D intake reduced the risk of falls by 22% (pooled corrected odds ratio, 0.78; 95% CI, 0.64 to 0.92) as compared with only calcium or placebo.[8] The same meta-analysis examined the frequency of falls and suggested that 400 IU of vitamin D_3 per day was not effective in preventing falls, whereas 800 IU of vitamin D_3 per day plus calcium reduced the risk of falls (corrected pooled odds ratio, 0.65; 95% CI, 0.4 to 1.0).[8] In a randomized controlled trial conducted over a 5-month period, nursing home residents receiving 800 IU of vitamin D_2 per day plus calcium had a 72% reduction in the risk of falls as compared with the placebo group (adjusted rate ratio, 0.28%; 95% CI, 0.11 to 0.75).[46]

NONSKELETAL ACTIONS OF VITAMIN D

Brain, prostate, breast, and colon tissues, among others, as well as immune cells have a vitamin D receptor and respond to 1,25-dihydroxyvitamin D, the active form of vitamin D.[1-4,6] In addition, some of these tissues and cells express the enzyme 25-hydroxyvitamin D-1α-hydroxylase.[1-3,6]

Directly or indirectly, 1,25-dihydroxyvitamin D controls more than 200 genes, including genes responsible for the regulation of cellular proliferation, differentiation, apoptosis, and angiogenesis.[1,2,47] It decreases cellular proliferation of both normal cells and cancer cells and induces their terminal differentiation.[1-3,6,47] One practical application is the use of 1,25-dihydroxyvitamin D_3 and its active analogues for the treatment of psoriasis.[48,49]

1,25-Dihydroxyvitamin D is also a potent immunomodulator.[2-4,6,50] Monocytes and macrophages exposed to a lipopolysaccharide or to *Mycobacterium tuberculosis* up-regulate the vitamin D receptor gene and the 25-hydroxyvitamin D-1α-hydroxylase gene. Increased production of 1,25-dihydroxyvitamin D_3 result in synthesis of cathelicidin, a peptide capable of destroying *M. tuberculosis* as well as other infectious agents. When serum levels of 25-hydroxyvitamin D fall below 20 ng per milliliter (50 nmol per liter), the monocyte or macrophage is prevented from initiating this innate immune response, which may explain why black Americans, who are often vitamin D–deficient, are more prone to contracting tuberculosis than are whites, and tend to have a more aggressive form of the disease.[51] 1,25-dihydroxyvitamin D_3 inhibits renin synthesis,[52] increases insulin production,[53] and increases myocardial contractility (Fig. 2).[54]

LATITUDE, VITAMIN D DEFICIENCY, AND CHRONIC DISEASES

CANCER

People living at higher latitudes are at increased risk for Hodgkin's lymphoma as well as colon, pancreatic, prostate, ovarian, breast, and other cancers and are more likely to die from these cancers, as compared with people living at lower latitudes.[55-65] Both prospective and retrospective epidemiologic studies indicate that levels of 25-hydroxyvitamin D below 20 ng per milliliter are associated with a 30 to 50% increased risk of incident colon, prostate, and breast cancer, along with higher mortality from these cancers.[56,59-61,64] An analysis from the Nurses' Health Study cohort (32,826 subjects) showed that the odds ratios for colorectal cancer were inversely associated with median serum levels of 25-hydroxyvitamin D (the odds ratio at 16.2 ng per milliliter [40.4 nmol per liter] was 1.0, and the odds ratio at 39.9 ng per milliliter [99.6 nmol per liter] was 0.53; $P \leq 0.01$). Serum 1,25-dihydroxyvitamin D levels were not associated with colorectal cancer.[61] A prospective study of vitamin D intake and the risk of colorectal cancer in 1954 men showed a direct relationship (with a relative risk of 1.0 when vitamin D intake was 6 to 94 IU per day and a relative risk of 0.53 when the intake was 233 to 652 IU per day, $P<0.05$).[56] Participants in the Women's Health Initiative who at baseline had a 25-hydroxyvitamin D concentration of less than 12 ng per milliliter (30 nmol per liter) had a 253% increase in the risk of colorectal cancer over a follow-up period of 8 years.[62] In a study

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Lipopolysaccharide or tuberculosis tubercle
TLR-2/1
VDR-RXR
Increased cathelicidin
Tuberculosis tubercle
Increased VDR
Increased 1-OHase
1,25(OH)$_2$D
25(OH)D
Macrophage/monocyte
Innate immunity
Activated T lymphocyte
Cytokine regulation
Activated B lymphocyte
Immunoglobulin synthesis
Immunomodulation
Parathyroid glands
Blood
25(OH)D >30 ng/ml
1-OHase
1,25(OH)$_2$D
VDR-RXR
24-OHase
Calcitroic Acid
Enhances *p21* and *p27*
Inhibits angiogenesis
Induces apoptosis
Breast, colon, prostate, etc.
1-OHase
1,25(OH)$_2$D
VDR-RXR
Decreased parathyroid hormone
Kidneys
1-OHase
Decreased renin
1,25(OH)$_2$D
Increased insulin
Pancreas
Parathyroid hormone regulation
Blood pressure regulation
Blood sugar control

Figure 2. Metabolism of 25-Hydroxyvitamin D to 1,25-Dihydroxyvitamin D for Nonskeletal Functions.

When a macrophage or monocyte is stimulated through its toll-like receptor 2/1 (TLR2/1) by an infectious agent such as *Mycobacterium tuberculosis* or its lipopolysaccharide, the signal up-regulates the expression of vitamin D receptor (VDR) and 25-hydroxyvitamin D-1α-hydroxylase (1-OHase). A 25-hydroxyvitamin D [25(OH)D] level of 30 ng per milliliter (75 nmol per liter) or higher provides adequate substrate for 1-OHase to convert 25(OH)D to its active form, 1,25 dihydroxyvitamin D [1,25(OH)$_2$D]. 1,25(OH)$_2$D travels to the nucleus, where it increases the expression of cathelicidin, a peptide capable of promoting innate immunity and inducing the destruction of infectious agents such as *M. tuberculosis*. It is also likely that the 1,25(OH)$_2$D produced in monocytes or macrophages is released to act locally on activated T lymphocytes, which regulate cytokine synthesis, and activated B lymphocytes, which regulate immunoglobulin synthesis. When the 25(OH)D level is approximately 30 ng per milliliter, the risk of many common cancers is reduced. It is believed that the local production of 1,25(OH)$_2$D in the breast, colon, prostate, and other tissues regulates a variety of genes that control proliferation, including *p21* and *p27*, as well as genes that inhibit angiogenesis and induce differentiation and apoptosis. Once 1,25(OH)$_2$D completes the task of maintaining normal cellular proliferation and differentiation, it induces expression of the enzyme 25-hydroxyvitamin D-24-hydroxylase (24-OHase), which enhances the catabolism of 1,25(OH)$_2$D to the biologically inert calcitroic acid. Thus, locally produced 1,25(OH)$_2$D does not enter the circulation and has no influence on calcium metabolism. The parathyroid glands have 1-OHase activity, and the local production of 1,25(OH)$_2$D inhibits the expression and synthesis of parathyroid hormone. The 1,25(OH)$_2$D produced in the kidney enters the circulation and can down-regulate renin production in the kidney and stimulate insulin secretion in the beta islet cells of the pancreas.

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of men with prostate cancer, the disease developed 3 to 5 years later in the men who worked outdoors than in those who worked indoors.[63] Pooled data for 980 women showed that the highest vitamin D intake, as compared with the lowest, correlated with a 50% lower risk of breast cancer.[64] Children and young adults who are exposed to the most sunlight have a 40% reduced risk of non-Hodgkin's lymphoma[65] and a reduced risk of death from malignant melanoma once it develops, as compared with those who have the least exposure to sunlight.[66]

The conundrum here is that since the kidneys tightly regulate the production of 1,25-dihydroxyvitamin D, serum levels do not rise in response to increased exposure to sunlight or increased intake of vitamin D.[1-3] Furthermore, in a vitamin D–insufficient state, 1,25-dihydroxyvitamin D levels are often normal or even elevated.[1,3,6,7] The likely explanation is that colon, prostate, breast, and other tissues express 25-hydroxyvitamin D-1α-hydroxylase and produce 1,25-dihydroxyvitamin D locally to control genes that help to prevent cancer by keeping cellular proliferation and differentiation in check.[1-3,47,56,58] It has been suggested that if a cell becomes malignant, 1,25-dihydroxyvitamin D can induce apoptosis and prevent angiogenesis, thereby reducing the potential for the malignant cell to survive.[2,3,7,67] Once 1,25-dihydroxyvitamin D completes these tasks, it initiates its own destruction by stimulating the *CYP24* gene to produce the inactive calcitroic acid. This guarantees that 1,25-dihydroxyvitamin D does not enter the circulation to influence calcium metabolism (Fig. 1).[1-4] This is a plausible explanation for why increased sun exposure and higher circulating levels of 25-hydroxyvitamin D are associated with a decreased risk of deadly cancers.[56-65]

AUTOIMMUNE DISEASES, OSTEOARTHRITIS, AND DIABETES

Living at higher latitudes increases the risk of type 1 diabetes, multiple sclerosis, and Crohn's disease.[68,69] Living below 35 degrees latitude for the first 10 years of life reduces the risk of multiple sclerosis by approximately 50%.[69,70] Among white men and women, the risk of multiple sclerosis decreased by 41% for every increase of 20 ng per milliliter in 25-hydroxyvitamin D above approximately 24 ng per milliliter (60 nmol per liter) (odds ratio, 0.59; 95% CI, 0.36 to 0.97; $P=0.04$).[71] Women who ingested more than 400 IU of vitamin D per day had a 42% reduced risk of developing multiple sclerosis.[72] Similar observations have been made for rheumatoid arthritis[73] and osteoarthritis.[74]

Several studies suggest that vitamin D supplementation in children reduces the risk of type 1 diabetes. Increasing vitamin D intake during pregnancy reduces the development of islet autoantibodies in offspring.[53] For 10,366 children in Finland who were given 2000 IU of vitamin D_3 per day during their first year of life and were followed for 31 years, the risk of type 1 diabetes was reduced by approximately 80% (relative risk, 0.22; 95% CI, 0.05 to 0.89).[75] Among children with vitamin D deficiency the risk was increased by approximately 200% (relative risk, 3.0; 95% CI, 1.0 to 9.0). In another study, vitamin D deficiency increased insulin resistance, decreased insulin production, and was associated with the metabolic syndrome.[53] Another study showed that a combined daily intake of 1200 mg of calcium and 800 IU of vitamin D lowered the risk of type 2 diabetes by 33% (relative risk, 0.67; 95% CI, 0.49 to 0.90) as compared with a daily intake of less than 600 mg of calcium and less than 400 IU of vitamin D.[76]

CARDIOVASCULAR DISEASE

Living at higher latitudes increases the risk of hypertension and cardiovascular disease.[54,77] In a study of patients with hypertension who were exposed to ultraviolet B radiation three times a week for 3 months, 25-hydroxyvitamin D levels increased by approximately 180%, and blood pressure became normal (both systolic and diastolic blood pressure reduced by 6 mm Hg).[78] Vitamin D deficiency is associated with congestive heart failure[54] and blood levels of inflammatory factors, including C-reactive protein and interleukin-10.[54,79]

VITAMIN D DEFICIENCY AND OTHER DISORDERS

SCHIZOPHRENIA AND DEPRESSION

Vitamin D deficiency has been linked to an increased incidence of schizophrenia and depression.[80,81] Maintaining vitamin D sufficiency in utero and during early life, to satisfy the vitamin D receptor transcriptional activity in the brain, may be important for brain development as well as for maintenance of mental function later in life.[82]

LUNG FUNCTION AND WHEEZING ILLNESSES

Men and women with a 25-hydroxyvitamin D level above 35 ng per milliliter (87 nmol per liter) had

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Table 2. Causes of Vitamin D Deficiency.*

Cause	Effect
Reduced skin synthesis	
Sunscreen use — absorption of UVB radiation by sunscreen[1-3,7,85]	Reduces vitamin D_3 synthesis — SPF 8 by 92.5%, SPF 15 by 99%
Skin pigment — absorption of UVB radiation by melanin[1-3,7,85]	Reduces vitamin D_3 synthesis by as much as 99%
Aging — reduction of 7-dehydrocholesterol in the skin[2,7,85]	Reduces vitamin D_3 synthesis by about 75% in a 70-year-old
Season, latitude, and time of day — number of solar UVB photons reaching the earth depending on zenith angle of the sun (the more oblique the angle, the fewer UVB photons reach the earth)[1-3,85]	Above about 35 degrees north latitude (Atlanta), little or no vitamin D_3 can be produced from November to February
Patients with skin grafts for burns — marked reduction of 7-dehydrocholesterol in the skin	Decreases the amount of vitamin D_3 the skin can produce
Decreased bioavailability	
Malabsorption — reduction in fat absorption, resulting from cystic fibrosis, celiac disease, Whipple's disease, Crohn's disease, bypass surgery, medications that reduce cholesterol absorption, and other causes[86,87]	Impairs the body's ability to absorb vitamin D
Obesity — sequestration of vitamin D in body fat†	Reduces availability of vitamin D
Increased catabolism	
Anticonvulsants, glucocorticoids, HAART (AIDS treatment), and antirejection medications — binding to the steroid and xenobiotic receptor or the pregnane X receptor[1-3,7,88]	Activates the destruction of 25-hydroxyvitamin D and 1,25-dihydroxyvitamin D to inactive calcitroic acid
Breast-feeding	
Poor vitamin D content in human milk[1,33,89]	Increases infant risk of vitamin D deficiency when breast milk is sole source of nutrition
Decreased synthesis of 25-hydroxyvitamin D	
Liver failure	
Mild-to-moderate dysfunction	Causes malabsorption of vitamin D, but production of 25-hydroxyvitamin D is possible[2,3,6,7,90]
Dysfunction of 90% or more	Results in inability to make sufficient 25-hydroxyvitamin D
Increased urinary loss of 25-hydroxyvitamin D	
Nephrotic syndrome — loss of 25-hydroxyvitamin D bound to vitamin D–binding protein in urine	Results in substantial loss of 25-hydroxyvitamin D to urine[2,3,6,91]
Decreased synthesis of 1,25-dihydroxyvitamin D	
Chronic kidney disease	
Stages 2 and 3 (estimated glomerular filtration rate, 31 to 89 ml/min/1.73 m^2)	
Hyperphosphatemia increases fibroblast growth factor 23, which decreases 25-hydroxyvitamin D-1α-hydroxylase activity[3,6,91-94]	Causes decreased fractional excretion of phosphorus and decreased serum levels of 1,25-dihydroxyvitamin D
Stages 4 and 5 (estimated glomerular filtration rate <30 ml/min/1.73 m^2)	
Inability to produce adequate amounts of 1,25-dihydroxyvitamin D[2,3,6,91-96]	Causes hypocalcemia, secondary hyperparathyroidism, and renal bone disease a 176-ml increase in the forced expiratory volume in 1 second.[83] Children of women living in an inner city who had vitamin D deficiency during pregnancy are at increased risk for wheezing illnesses.[84]

CAUSES OF VITAMIN D DEFICIENCY

There are many causes of vitamin D deficiency, including reduced skin synthesis and absorption of vitamin D and acquired and heritable disorders of

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Table 2. (Continued.)

Cause	Effect
Heritable disorders — rickets	
Pseudovitamin D deficiency rickets (vitamin D–dependent rickets type 1) — mutation of the renal 25-hydroxyvitamin D-1α-hydroxylase gene (*CYP27B1*)[1-3,97]	Causes reduced or no renal synthesis of 1,25-dihydroxyvitamin D
Vitamin D–resistant rickets (vitamin D–dependent rickets type 2) — mutation of the vitamin D receptor gene[1-3]	Causes partial or complete resistance to 1,25-dihydroxyvitamin D action, resulting in elevated levels of 1,25-dihydroxyvitamin D
Vitamin D–dependent rickets type 3 — overproduction of hormone-responsive-element binding proteins[98]	Prevents the action of 1,25-dihydroxyvitamin D in transcription, causing target-cell resistance and elevated levels of 1,25-dihydroxyvitamin D
Autosomal dominant hypophosphatemic rickets — mutation of the gene for fibroblast growth factor 23, preventing or reducing its breakdown[1-3,5,6,92]	Causes phosphaturia, decreased intestinal absorption of phosphorus, hypophosphatemia, and decreased renal 25-hydroxyvitamin D-1α-hydroxylase activity, resulting in low-normal or low levels of 1,25-dihydroxyvitamin D
X-linked hypophosphatemic rickets — mutation of the *PHEX* gene, leading to elevated levels of fibroblast growth factor 23 and other phosphatonins[1-3,5,6,92]	Causes phosphaturia, decreased intestinal absorption of phosphorus, hypophosphatemia, and decreased renal 25-hydroxyvitamin D-1α-hydroxylase activity, resulting in low-normal or low levels of 1,25-dihydroxyvitamin D
Acquired disorders	
Tumor-induced osteomalacia — tumor secretion of fibroblast growth factor 23 and possibly other phosphatonins[1-3,5,6,92,99]	Causes phosphaturia, decreased intestinal absorption of phosphorus, hypophosphatemia, and decreased renal 25-hydroxyvitamin D-1α-hydroxylase activity, resulting in low-normal or low levels of 1,25-dihydroxyvitamin D
Primary hyperparathyroidism — increase in levels of parathyroid hormone, causing increased metabolism of 25-hydroxyvitamin D to 1,25-hydroxyvitamin D[2,3,6]	Decreases 25-hydroxyvitamin D levels and increases 1,25-dihydroxyvitamin D levels that are high-normal or elevated
Granulomatous disorders, sarcoidosis, tuberculosis, and other conditions, including some lymphomas — conversion by macrophages of 25-hydroxyvitamin D to 1,25-dihydroxyvitamin D[100]	Decreases 25-hydroxyvitamin D levels and increases 1,25-dihydroxyvitamin D levels
Hyperthyroidism — enhanced metabolism of 25-hydroxyvitamin D	Reduces levels of 25-hydroxyvitamin D

* UVB denotes ultraviolet B, SPF sun protection factor, and HAART highly active antiretroviral therapy.
† There is an inverse relationship between the body-mass index and 25-hydroxyvitamin D levels.[2,7,85]

vitamin D metabolism and responsiveness.[2,3,6] Table 2 lists causes and effects of vitamin D deficiency.

VITAMIN D REQUIREMENTS AND TREATMENT STRATEGIES

CHILDREN AND ADULTS

Recommendations from the Institute of Medicine for adequate daily intake of vitamin D are 200 IU for children and adults up to 50 years of age, 400 IU for adults 51 to 70 years of age, and 600 IU for adults 71 years of age or older.[101] However, most experts agree that without adequate sun exposure, children and adults require approximately 800 to 1000 IU per day.[1-3,8,15,16,20,102,103] Children with vitamin D deficiency should be aggressively treated to prevent rickets (Table 3).[1,28,105-107] Since vitamin D_2 is approximately 30% as effective as vitamin D_3 in maintaining serum 25-hydroxyvitamin D levels,[117,118] up to three times as much vitamin D_2 may be required to maintain sufficient levels. A cost-effective method of correcting vitamin D deficiency and maintaining adequate levels is to give patients a 50,000-IU capsule of vitamin D_2 once a week for 8 weeks, followed by 50,000 IU of vitamin D_2 every 2 to 4 weeks thereafter (Table 3).[2,7,9] Alternatively, either 1000 IU of vitamin D_3 per day (available in most pharmacies) or 3000 IU of vitamin D_2 per day is effective.[2,7,102,103] Strategies such as having patients take 100,000 IU of vitamin D_3 once every 3 months have been shown to be effective in maintaining 25-hydroxyvitamin D levels at 20 ng per milliliter or higher and are also effective in reducing the risk of fracture.[119]

BREAST-FED INFANTS AND CHILDREN

Human milk contains little vitamin D (approximately 20 IU per liter), and women who are vitamin D–deficient provide even less to their breast-

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Table 3. Strategies to Prevent and Treat Vitamin D Deficiency.*

Cause of Deficiency†	Preventive and Maintenance Measures to Avoid Deficiency	Treatment of Deficiency
Children		
Breast-feeding without vitamin D supplementation[28,33,89,104] — up to 1 yr	400 IU of vitamin D_3/day,[1,28,104] sensible sun exposure,[1] 1000–2000 IU of vitamin D_3/day is safe,[1,2,27,75] maintenance dose is 400–1000 IU of vitamin D_3/day[1,2,104]	200,000 IU of vitamin D_3 every 3 mo,[1,105] 600,000 IU of vitamin D intramuscularly, repeat in 12 wk[106]; 1000–2000 IU of vitamin D_2 or vitamin D_3/day[1,107] with calcium supplementation
Inadequate sun exposure[24,29-31,108] or supplementation,[1,28,104-107] dark skin[23] — 1 through 18 yr	400–1000 IU vitamin D_3/day,[1,104,107] sensible sun exposure, 1000–2000 IU of vitamin D_3/day[1,108] is safe,[1,27,75,104,107] maintenance dose is 400–1000 IU of vitamin D/day[1,75]	50,000 IU of vitamin D_2 every wk for 8 wk[1,9]‡
Adults		
Inadequate sun exposure[7,15] or supplementation,[7-20] decreased 7-dehydrocholesterol in skin because of aging (over 50 yr)[7]	800–1000 IU of vitamin D_3/day,[1-3,8,16,21,42] 50,000 IU of vitamin D_2 every 2 wk or every mo,[7,9] sensible sun exposure[7,15,109,110] or use of tanning bed or other UVB radiation device (e.g., portable Sperti lamp),[111-114] up to 10,000 IU of vitamin D_3/day is safe for 5 mo,[27] maintenance dose is 50,000 IU every 2 wk or every mo[7,9]‡	50,000 IU of vitamin D_2 every wk for 8 weeks[9]; repeat for another 8 wk if 25-hydroxyvitamin D <30 ng/ml‡
Pregnant or lactating (fetal utilization,[33] inadequate sun exposure[33,89] or supplementation[33,89])	1000–2000 IU of vitamin D_3/day,[33,89] 50,000 IU of vitamin D_2 every 2 wk, up to 4000 IU of vitamin D_3/day is safe for 5 mo,[33,89] maintenance dose is 50,000 IU of vitamin D_2 every 2 or 4 wk[9]‡	50,000 IU vitamin D_2 every wk for 8 wk[115]; repeat for another 8 wk if 25-hydroxyvitamin D <30 ng/ml‡
Malabsorption syndromes (malabsorption of vitamin D,[2,3,86,87] inadequate sun exposure[2,3,6,7] or supplementation[2,3,6,7])	Adequate exposure to sun or ultraviolet radiation,[7,113] 50,000 IU of vitamin D_2 every day, every other day, or every wk,† up to 10,000 IU of vitamin D_3/day is safe for 5 mo,[27] maintenance dose is 50,000 IU of vitamin D_2 every wk‡	UVB irradiation (tanning bed or portable UVB device, e.g., portable Sperti lamp),[111-114] 50,000 IU of vitamin D_2 every day or every other day‡
Drugs that activate steroid and xenobiotic receptor,[88] and drugs used in transplantation[116]	50,000 IU of vitamin D_2 every other day or every week, maintenance dose is 50,000 IU of vitamin D_2 every 1, 2, or 4 wk‡	50,000 IU of vitamin D_2 every 2 wk for 8–10 wk, or every wk if 25-hydroxyvitamin D <30 ng/ml‡
Obesity[2,7]	1000–2000 IU of vitamin D_3/day, 50,000 IU of vitamin D_2 every 1 or 2 wk, maintenance dose is 50,000 IU of vitamin D_2 every 1, 2, or 4 wk‡	50,000 IU of vitamin D_2 every wk for 8–12 wk; repeat for another 8–12 wk if 25-hydroxyvitamin D <30 ng/ml‡
Nephrotic syndrome[2,3,6,7,91-94]	1000–2000 IU of vitamin D_3/day, 50,000 IU of vitamin D_2 once or twice/wk,[2,94] maintenance dose is 50,000 IU of vitamin D_2 every 2 or 4 wk[2]‡	50,000 IU of vitamin D_2 twice/wk for 8–12 wk[2,94]; repeat for another 8–12 wk if 25-hydroxyvitamin D <30 ng/ml‡
Chronic kidney disease§		
Stages 2 and 3	Control serum phosphate,[6] 1000 IU of vitamin D_3/day, 50,000 IU of vitamin D_2 every 2 wk,[91,94] maintenance dose is 50,000 IU of vitamin D_2 every 2 or 4 wk; may also need to treat with an active vitamin D analog when vitamin D sufficiency is obtained‡	50,000 IU of vitamin D_2 once/wk for 8 wk[91,94]; repeat for another 8 wk if 25-hydroxyvitamin D <30 ng/ml‡
Stages 4 and 5	1000 IU of vitamin D_3/day,[51] 50,000 IU of vitamin D_2 every 2 wk, need to treat with 1,25-dihydroxyvitamin D_3 or active analogue‡	0.25–1.0 μg of 1,25-dihydroxyvitamin D_3 (calcitriol)[2,6,91,93,94] by mouth twice a day or one of the following: 1–2 μg of paricalcitriol IV every 3 days,[6,91,93,94] 0.04–0.1 μg/kg IV every other day initially and can increase to 0.24 μg/kg, 2–4 μg by mouth three times/wk,[6,91,93,94] or doxecalciferol[6,91,93,94] 10–20 μg by mouth three times/wk or 2–6 μg IV three times/wk

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Table 3. (Continued.)

Cause of Deficiency†	Preventive and Maintenance Measures to Avoid Deficiency	Treatment of Deficiency
Adults		
Primary or tertiary hyperparathyroidism	800–1000 IU of vitamin D_3/day, 50,000 IU of vitamin D_2 every 2 wk (serum calcium levels will not increase),[115] maintenance dose is 50,000 IU of vitamin D_2 every 2 or 4 wk‡	50,000 IU of vitamin D_2 once a wk for 8 wk; repeat for another 8 wk if 25-hydroxyvitamin D <30 ng/ml
Granulomatous disorders and some lymphomas	400 IU of vitamin D_3/day, maintenance dose is 50,000 IU of vitamin D_2/mo‡	50,000 IU vitamin D_2 once a wk for 4 wk or every 2 to 4 wk, need to keep 25-hydroxyvitamin D between 20 and 30 ng/ml (level above 30 ng/ml can result in hypercalciuria and hypercalcemia)‡

* These recommendations are based on published literature and the author's personal experience. IV denotes intravenously. To convert the values for 25-hydroxyvitamin D to nanomoles per liter, multiply by 2.496.
† For the specific mechanism of deficiency, see Table 2.
‡ The goal is to achieve concentrations of 25-hydroxyvitamin D at about 30 to 60 ng per milliliter. Physicians should use these guidelines in combination with their clinical judgment according to the circumstances.
§ In stages 2 and 3 of chronic kidney disease, the estimated glomerular filtration rate is 31 to 89 ml per minute per 1.73 m²; in stages 4 and 5, the estimated rate is <30 ml per minute per 1.73 m².

fed infants.[33,89] Lactating women given 4000 IU of vitamin D_3 per day not only had an increase in the level of 25-hydroxyvitamin D to more than 30 ng per milliliter but were also able to transfer enough vitamin D_3 into their milk to satisfy an infant's requirement.[89]

In Canada, to prevent vitamin D deficiency, current guidelines recommend that all infants and children receive 400 IU of vitamin D_3 per day (Table 3).[104]

PATIENTS WITH CHRONIC KIDNEY DISEASE

In patients with any stage of chronic kidney disease, 25-hydroxyvitamin D should be measured annually, and the level should be maintained at 30 ng per milliliter or higher, as recommended in the Kidney Disease Outcomes Quality Initiative guidelines from the National Kidney Foundation.[6,91,93,94] It is a misconception to assume that patients taking an active vitamin D analogue have sufficient vitamin D; many do not. Levels of 25-hydroxyvitamin D are inversely associated with parathyroid hormone levels, regardless of the degree of chronic renal failure.[2,6,93-96] Parathyroid glands convert 25-hydroxyvitamin D to 1,25-dihydroxyvitamin D, which directly inhibits parathyroid hormone expression.[6,93-96,120] Patients with stage 4 or 5 chronic kidney disease and an estimated glomerular filtration rate of less than 30 ml per minute per 1.73 m² of body-surface area, as well as those requiring dialysis, are unable to make enough 1,25-dihydroxyvitamin D and need to take 1,25-dihydroxyvitamin D_3 or one of its less calcemic analogues to maintain calcium metabolism and to decrease parathyroid hormone levels and the risk of renal bone disease (Table 3).[6,91,93,94]

MALABSORPTION AND MEDICATION

Patients with mild or moderate hepatic failure or intestinal fat-malabsorption syndromes, as well as patients who are taking anticonvulsant medications, glucocorticoids, or other drugs that activate steroid and xenobiotic receptor, require higher doses of vitamin D (Table 3).[7,88] Exposure to sunlight or ultraviolet B radiation from a tanning bed or other ultraviolet B–emitting device is also effective.[7,113,115]

SUNLIGHT AND ARTIFICIAL ULTRAVIOLET B RADIATION

Sensible sun exposure can provide an adequate amount of vitamin D_3, which is stored in body fat and released during the winter, when vitamin D_3 cannot be produced.[7,15,85,108-110] Exposure of arms and legs for 5 to 30 minutes (depending on time of day, season, latitude, and skin pigmentation) between the hours of 10 a.m. and 3 p.m. twice a week is often adequate.[2,7,108-110] Exposure to one minimal erythemal dose while wearing only a bathing suit is equivalent to ingestion of approximately 20,000 IU of vitamin D_2.[1,2,7,85] The skin has a great capacity to make vitamin D_3, even in the elderly, to reduce the risk of fracture.[109-111] Most tanning beds

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emit 2 to 6% ultraviolet B radiation and are a recommended source of vitamin D_3 when used in moderation.[111-113,115] Tanners had robust levels of 25-hydroxyvitamin D (approximately 45 ng per milliliter [112 nmol per liter]) at the end of the winter and higher bone density as compared with nontanners (with levels of approximately 18 ng per milliliter [45 nmol per liter]).[112] For patients with fat malabsorption, exposure to a tanning bed for 30 to 50% of the time recommended for tanning (with sunscreen on the face) is an excellent means of treating and preventing vitamin D deficiency (Table 3).[113] This reduces the risk of skin cancers associated with ultraviolet B radiation.

VITAMIN D INTOXICATION

Vitamin D intoxication is extremely rare but can be caused by inadvertent or intentional ingestion of excessively high doses. Doses of more than 50,000 IU per day raise levels of 25-hydroxyvitamin D to more than 150 ng per milliliter (374 nmol per liter) and are associated with hypercalcemia and hyperphosphatemia.[1-3,27,121,122] Doses of 10,000 IU of vitamin D_3 per day for up to 5 months, however, do not cause toxicity.[27] Patients with chronic granulomatous disorders are more sensitive to serum 25-hydroxyvitamin D levels above 30 ng per milliliter because of macrophage production of 1,25-dihydroxyvitamin D, which causes hypercalciuria and hypercalcemia.[1-3,100] In these patients, however, 25-hydroxyvitamin D levels need to be maintained at approximately 20 to 30 ng per milliliter to prevent vitamin D deficiency and secondary hyperparathyroidism (Table 3).[1-3,100]

CONCLUSIONS

Undiagnosed vitamin D deficiency is not uncommon,[1-3,6-20,123] and 25-hydroxyvitamin D is the barometer for vitamin D status. Serum 25-hydroxyvitamin D is not only a predictor of bone health[8] but is also an independent predictor of risk for cancer and other chronic diseases.[8,54,59-64,71-75,83-85] The report that postmenopausal women who increased their vitamin D intake by 1100 IU of vitamin D_3 reduced their relative risk of cancer by 60 to 77% is a compelling reason to be vitamin D–sufficient.[124] Most commercial assays for 25-hydroxyvitamin D are good for detecting vitamin D deficiency. Radioimmunoassays measure total 25-hydroxyvitamin D, which includes levels of both 25-hydroxyvitamin D_2 and 25-hydroxyvitamin D_3. Some commercial laboratories measure 25-hydroxyvitamin D_2 and 25-hydroxyvitamin D_3 with liquid chromatography and tandem mass spectroscopy and report the values separately. As long as the combined total is 30 ng per milliliter or more, the patient has sufficient vitamin D.[7,14,27] The 1,25-dihydroxyvitamin D assay should never be used for detecting vitamin D deficiency because levels will be normal or even elevated as a result of secondary hyperparathyroidism. Because the 25-hydroxyvitamin D assay is costly and may not always be available, providing children and adults with approximately at least 800 IU of vitamin D_3 per day or its equivalent should guarantee vitamin D sufficiency unless there are mitigating circumstances (Table 2).

Much evidence suggests that the recommended adequate intakes are actually inadequate and need to be increased to at least 800 IU of vitamin D_3 per day. Unless a person eats oily fish frequently, it is very difficult to obtain that much vitamin D_3 on a daily basis from dietary sources. Excessive exposure to sunlight, especially sunlight that causes sunburn, will increase the risk of skin cancer.[125,126] Thus, sensible sun exposure (or ultraviolet B irradiation) and the use of supplements are needed to fulfill the body's vitamin D requirement.

Supported in part by grants from the National Institutes of Health (M01RR00533 and AR36963) and the UV Foundation.

Dr. Holick reports receiving honoraria from Merck, Eli Lilly, and Procter & Gamble and consulting fees from Quest Diagnostics, Amgen, Novartis, and Procter & Gamble. No other potential conflict of interest relevant to this article was reported.

I thank Dr. Farhad Chimeh for his helpful review of an earlier version of this manuscript and Donna Gendron and Lorrie MacKay for their secretarial assistance.

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INTRODUCTION TO COENZYME Q10

By PETER H. LANGSJOEN, M.D., F.A.C.C.

Permission is granted to reproduce this material for noncommercial use provided that the text, author's name, and copyright statement are not changed in any way.

DEFINITION

Coenzyme Q10 (CoQ 10) or ubiquinone is essentially a vitamin or vitamin-like substance. Disagreements on nomenclature notwithstanding, vitamins are defined as organic compounds essential in minute amounts for normal body function acting as coenzymes or precursors to coenzymes. They are present naturally in foods and sometimes are also synthesized in the body. CoQ10 likewise is found in small amounts in a wide variety of foods and is synthesized in all tissues. The biosynthesis of CoQ10 from the amino acid tyrosine is a multistage process requiring at least eight vitamins and several trace elements. Coenzymes are cofactors upon which the comparatively large and complex enzymes absolutely depend for their function. Coenzyme Q10 is the coenzyme for at least three mitochondrial enzymes (complexes I, II and III) as well as enzymes in other parts of the cell. Mitochondrial enzymes of the oxidative phosphorylation pathway are essential for the production of the high-energy phosphate, adenosine triphosphate (ATP), upon which all cellular functions depend. The electron and proton transfer functions of the quinone ring are of fundamental importance to all life forms; ubiquinone in the mitochondria of animals, plastoquinone in the chloroplast of plants, and menaquinone in bacteria. The term "bioenergetics" has been used to describe the field of biochemistry looking specifically at cellular energy production. In the related field of free radical chemistry, CoQ10 has been studied in its reduced form (Fig. 1) as a potent antioxidant. The bioenergetics and free radical chemistry of CoQ10 are reviewed in Gian Paolo Littarru's book, Energy and Defense, published in 1994(1).

HISTORY

CoQ10 was first isolated from beef heart mitochondria by Dr. Frederick Crane of Wisconsin, U.S.A., in 1957 (2). The same year, Professor Morton of England defined a compound obtained from vitamin A deficient rat liver to be the same as CoQ10(3). Professor Morton introduced the name ubiquinone, meaning the ubiquitous quinone. In 1958, Professor Karl Folkers and coworkers at Merck, Inc., determined the precise chemical structure of CoQ10: 2,3 dimethoxy-5 methyl-6 decaprenyl benzoquinone (Fig. 1), synthesized it, and were the first to produce it by fermentation. In the mid-1960's, Professor Yamamura of Japan became the first in the world to use coenzyme Q7 (a related compound) in the treatment of human disease: congestive heart failure. In 1966, Mellors and Tappel showed that reduced CoQ6 was an effective antioxidant (4,5). In 1972 Gian Paolo Littarru of Italy along with Professor Karl Folkers documented a deficiency of CoQ10 in human heart disease (6). By the mid-1970's, the Japanese perfected the industrial technology to produce pure CoQ10 in quantities sufficient for larger clinical trials. Peter Mitchell received the Nobel Prize in 1978 for his contribution to the understanding of biological energy transfer through the formulation of the chemiosmotic theory, which includes the vital protonmotive role of CoQ10 in energy transfer systems (7,8,9,10).

In the early 1980's, there was a considerable acceleration in the number and size of clinical trials. These resulted in part from the availability of pure CoQ10 in large quantities from pharmaceutical companies in Japan and from the capacity to directly measure CoQ10 in blood and tissue by high performance liquid chromatography. Lars Ernster of Sweden, enlarged upon CoQ10's importance as an antioxidant and free radical scavenger (11). Professor Karl Folkers went on to receive the Priestly Medal from the American Chemical Society in 1986 and the National Medal of Science from President Bush in 1990 for his work with CoQ10 and other vitamins.

COENZYME Q10 DEFICIENCY

Normal blood and tissue levels of CoQ10 have been well established by numerous investigators around the world. Significantly decreased levels of CoQ10 have been noted in a wide variety of diseases in both animal and human studies. CoQ10 deficiency may be caused by insufficient dietary CoQ10, impairment in CoQ10 biosynthesis, excessive utilization of CoQ10 by the body, or any combination of the three. Decreased dietary intake is presumed in chronic malnutrition and cachexia(12).

The relative contribution of CoQ10 biosynthesis versus dietary CoQ10 is under investigation. Karl Folkers takes the position that the dominant source of CoQ10 in man is biosynthesis. This complex, 17 step process, requiring at least seven vitamins (vitamin B2 - riboflavin, vitamin B3 - niacinamide, vitamin B6, folic acid, vitamin B12, vitamin C, and pantothenic acid) and several trace elements, is, by its nature, highly vulnerable. Karl Folkers argues that suboptimal nutrient intake in man is almost universal and that there is subsequent secondary impairment in CoQ10 biosynthesis. This would mean that average or "normal" levels of CoQ10 are really suboptimal and the very low levels observed in advanced disease states represent only the tip of a deficiency "ice berg".

HMG-CoA reductase inhibitors used to treat elevated blood cholesterol levels by blocking cholesterol biosynthesis also block CoQ10 biosynthesis(13). The resulting lowering of blood CoQ10 level is due to the partially shared biosynthetic pathway of CoQ10 and cholesterol. In patients with heart failure this is more than a laboratory observation. It has a significant harmful effect which can be negated by oral CoQ10 supplementation(14).

Increased body consumption of CoQ10 is the presumed cause of low blood CoQ10 levels seen in excessive exertion, hypermetabolism, and acute shock states. It is likely that all three mechanisms (insufficient dietary CoQ10, impaired CoQ10 biosynthesis, and excessive utilization of CoQ10) are operable to varying degrees in most cases of observed CoQ10 deficiency.

TREATMENT OF HEART DISEASE WITH COENZYME Q10

CoQ10 is known to be highly concentrated in heart muscle cells due to the high energy requirements of this cell type. For the past 14 years, the great bulk of clinical work with CoQ10 has focused on heart disease. Specifically, congestive heart failure (from a wide variety of causes) has been strongly correlated with significantly low blood and tissue levels of CoQ10 (15). The severity of heart failure correlates with the severity of CoQ10 deficiency (16). This CoQ10 deficiency may well be a primary etiologic factor in some types of heart muscle dysfunction while in others it may be a secondary phenomenon. Whether primary, secondary or both, this deficiency of CoQ10 appears to be a major treatable factor in the otherwise inexorable progression of heart failure.

Pioneering trials of CoQ10 in heart failure involved primarily patients with dilated weak heart muscle of unknown cause (idiopathic dilated cardiomyopathy). CoQ10 was added to standard treatments for heart failure such as fluid pills (diuretics), digitalis preparations (Lanoxin), and ACE inhibitors. Several trials involved the comparison between supplemental CoQ10 and placebo on heart function as measured by echocardiography. CoQ10 was given orally in divided doses as a dry tablet chewed with a fat containing food or an oil based gel cap swallowed at mealtime. Heart function, as indicated by the fraction of blood pumped out of the heart with each beat (the ejection fraction), showed a gradual and sustained improvement in tempo with a gradual and sustained improvement in patients' symptoms of fatigue, dyspnea, chest pain, and palpitations. The degree of improvement was occasionally dramatic with some patients developing a normal heart size and function on CoQ10 alone. Most of these dramatic cases were patients who began CoQ10 shortly after the onset of congestive heart failure. Patients with more established disease frequently showed clear improvement but not a return to normal heart size and function.

Internationally, there have been at least nine placebo controlled studies on the treatment of heart disease with CoQ10:two in Japan,two in the United States, two in Italy, two in Germany, and one in Sweden (17,18,19,20,21,22,23,24,25). All nine of these studies have confirmed the effectiveness of CoQ10 as well as its remarkable safety. There have now been eight international symposia on the biomedical and clinical aspects of CoQ10 (from 1976 through 1993 (26,27,28,29,30,31,32,33)). These eight symposia comprised over 300 papers presented by approximately 200 different physicians and scientists from 18 different countries. The majority of these scientific papers were Japanese (34%), with American (26%), Italian (20%) and the remaining 20% from Sweden, Denmark, Germany, United Kingdom, Belgium, Australia, Austria, France, India, Korea, Netherlands, Poland, Switzerland, USSR, and Finland. The majority of the clinical studies concerned the treatment of heart disease and were remarkably consistent in their conclusions: that treatment with CoQ10 significantly improved heart muscle function while producing no adverse effects or drug interactions.

It should be mentioned that a slight decrease in the effectiveness of the blood thinner, coumadin, was noted in a case by a Norwegian clinician (34). This possible drug - CoQ10 interaction has not been observed by other investigators even when using much higher doses of CoQ10 for up to seven years and involving 25 patients treated with coumadin concomitantly with CoQ10 (this is still, as of this date, unpublished data).

The efficacy and safety of CoQ10 in the treatment of congestive heart failure, whether related to primary cardiomyopathies or secondary forms of heart failure, appears to be well established (35,36,37,38,39, 40,41,42). The largest study to date is the Italian multicenter trial, by Baggio et al., involving 2664 patients with heart failure (43).

The most recent work in heart failure examined the effect of CoQ10 on diastolic dysfunction, one of the earliest identifiable signs of myocardial failure that is often found in mitral valve prolapse, hypertensive heart disease and certain fatigue syndromes (44,45). Diastolic dysfunction might be considered the common denominator and a basic cause of symptoms in these three diagnostic groups of disease. Diastole is the filling phase of the cardiac cycle. Diastolic function has a larger cellular energy requirement than the systolic contraction and, therefore, the process of diastolic relaxation is more highly energy dependent and thus more highly dependent on CoQ10. In simplier terms, it takes more energy to fill the heart than to empty it. Diastolic dysfunction is a stiffening' of the heart muscle which interferes with the heart's ability to function as an effective pump. It is seen early in the course of many common cardiac disorders and is demonstrable by echocardiography. This stiffening returns towards normal with supplemental CoQ10 in tempo with clinical improvement.

It is important to note that in all of the above clinical trials, CoQ10 was used in addition to traditional medical treatments, not to their exclusion. In one study by Langsjoen et al (46), of 109 patients with essential hypertension, 51% were able to stop between one and three antihypertensive drugs at an average of 4.4 months after starting CoQ10 treatment while the overall New York Heart Association (NYHA) functional class improved significantly from a mean of 2.40 to 1.36. Hypertension is reduced when diastolic function improves. In another study(39), there was a gradual and sustained decrease in dosage or discontinuation of concomitant cardiovascular drug therapy: Of 424 patients with cardiovascular disease, 43% were able to stop between one and three cardiovascular drugs with CoQ10 therapy. The authors conclude that the vitamin-like substance, CoQ10, "may be ushering in the new era of cellular/biochemical treatment of disease, complementing and extending the systems-oriented, macro and microscopic approach that has served us well to this point".

FREQUENTLY ASKED QUESTIONS

Over the past several years, there has been a steady increase in public interest and awareness of nutritional supplements and vitamins. Along with this accelerated interest has come an understandable explosion in the number and complexity of questions raised by patients about vitamins in general. By and large, these questions are quite difficult to answer. I personally am frequently asked the following questions:

1. What is CoQ10?

It is a fat-soluble vitamin-like substance present in every cell of the body and serves as a coenzyme for several of the key enzymatic steps in the production of energy within the cell. It also functions as an antioxidant which is important in its clinical effects. It is naturally present in small amounts in a wide variety of foods but is particularly high in organ meats such as heart, liver and kidney, as well as beef, soy oil, sardines, mackerel, and peanuts. To put dietary CoQ10 intake into perspective, one pound of sardines, two pounds of beef, or two and one half pounds of peanuts, provide 30 mg of CoQ10. CoQ10 is also synthesized in all tissues and in healthy individuals normal levels are maintained both by CoQ10 intake and by the body's synthesis of CoQ10. It has no known toxicity or side effects.

2. Should I take CoQ10?

This question can be asked in two ways. First, should a reasonably healthy person take CoQ10 to stay healthy or to become more robust? At present I do not believe anyone knows the answer to this question. Second, should a person with an illness such as congestive heart failure take CoQ10? As with any change in nutrition, diet, medication, or even activity, CoQ10 should be discussed with one's physician. Asimprovement in heart function occurs, a patient should have regular medical follow up with particular attention to concomitant drug therapy. The attached references will provide detailed information on the clinical use of CoQ10 and can be obtained from any good medical library.

3. What is the dosage of CoQ10?

The dosage of CoQ10 used in clinical trials has evolved over the past 20 years. Initially, doses as small as 30 to 45 mg per day were associated with measurable clinical responses in patients with heart failure. More recent studies have used higher doses with improved clinical response, again in patients with heart failure. Most studies with CoQ10 involve the measurement of the level of CoQ10 in blood. CoQ10 shows a moderate variability in its absorption, with some patients attaining good blood levels of CoQ10 on 100 mg per day while others require two or three times this amount to attain the same blood level. All CoQ10 available today in the United States is manufactured in Japan and is distributed by a number of companies who place the CoQ10 either in pressed tablets, powder-filled capsules, or oil-based gelcaps. CoQ10 is fat-soluble and absorption is significantly improved when it is chewed with a fat-containing food. Published data on the dosage of CoQ10 relates almost exclusively to the treatment of disease states. There is no information on the use of CoQ10 for prevention of illness. This is an extremely important question which, to date, does not have an answer.

4. If CoQ10 is so effective in the treatment of heart failure, why is it not more generally used in this country?

The answer to this question is found in the fields of politics and marketing and not in the fields of science or medicine. The controversy surrounding CoQ10 likewise is political and economic as the previous 30 years of research on CoQ10 have been remarkably consistent and free of major controversy. Although it is not the first time that a fundamental and clinically important discovery has come about without the backing of a pharmaceutical company, it is the first such discovery to so radically alter how we as physicians must view disease. While the pharmaceutical industry does a good job at physician and patient education on their new products, the distributors of CoQ10 are not as effective at this. This education is very costly and can only be done with the reasonable expectation of patent protected profit. CoQ10 is not patentable. The discovery of CoQ10 was based primarily on support from the National Heart Institute of NIH (National Institute of Health) at the Institute for Enzyme Research, University of Wisconsin.

THE FUTURE OF COENZYME Q10

In the past 50 years the driving force in medicine has been the development of drugs and procedures to modify the pathophysiology of illness. As viewed from the trenches of medical practice, the advances in drug therapy, although notable and clearly helpful, appear to have reached a plateau. Most of the "new" drugs over the past several years are primarily variants of old drugs. By comparison, the impressive advances made by basic scientists, biochemists, and molecular biologists, are only now beginning to be appreciated by the medical profession, and the enormous potential of these basic science advances has yet to be pursued.

Modern medicine seems to be based on an "attack strategy", a philosophy of treatment formed in response to the discovery of antibiotics and the development of surgical/anesthetic techniques. Disease is viewed as something that can be attacked selectively - with antibiotics, chemotherapy, or surgery - assuming no harm to the host. Even chronic illnesses, such as diabetes and hypertension, yield simple numbers which can be furiously assaulted with medications. Amidst the miracles and drama of 20th century medicine we may have forgotten the importance of host support, as if time borrowed with medications and surgery were restorative in and of itself. Yet, in this age, a patient may be cured of leukemia through multiple courses of chemotherapy and bone marrow transplantation, only to die slowly of unrecognized thiamine (vitamin B1) deficiency(47). Like the vitamins discovered in the early part of this century, CoQ10 is an essential element of food that can now be used medicinally to support the sick host in conditions where nutritional depletion and cellular dysfunction occur. Surely, the combination of disease attacking strategy and host supportive treatments would yield much better results in clinical medicine.

Since CoQ10 is essential to the optimal function of all celltypes,it is not surprising to find a seemingly diverse number of disease states which respond favorably to CoQ10 supplementation. All metabolically active tissues are highly sensitive to a deficiency ofCoQ10. CoQ10's function as a free radical scavenger only adds to the protean manifestations of CoQ10 deficiency. Preliminary observations in a wide variety of disease states have already been published (48,49,50,51,52,53,54,55,56,57,58).

One of the disease states which has received attention is cancer. Low levels of CoQ10 in the blood of some cancer patients have been noted (59), but overall, there is little data regarding cancer. The best work to date documents a significant reduction in the cardiac toxicity of the chemotherapy drug, Adriamycin (52,53,54). The cardiac toxicity of Adriamycin and related drugs may well relate to free radical generation and this might explain the benefit of CoQ10 in its capacity as a free radical scavenger. The studies on Adriamycin cardiotoxicity were of short duration and did not specifically note any favorable or detrimental effect on the clinical course of the cancer itself. It is reasonable to assume that optimal nutrition (which would include optimal levels of CoQ10) is generally beneficial in any disease state, including cancer.

Another interesting topic is the relationship between the immune system and CoQ10. Immune function is extraordinarily complex and undoubtedly is influenced by numerous nutritional variables. There are some encouraging preliminary data from the study of AIDS patients (50,51). End stage AIDS, like other overwhelming illnesses, has been associated with a significant deficiency in CoQ10. Regarding AIDS and cancer, it would be foolish to make premature statements about future utility of CoQ10, but it is even more foolish to ignore the importance of adequate CoQ10 levels in these disease states. Adequate CoQ10 supplementation (with close attention to plasma CoQ10 levels) is analogous to adequate hydration, and any treatment of critically ill patients should not ignore this easily measured and correctable deficiency.

The antioxidant or free radical quenching properties of CoQ10 serve to greatly reduce oxidative damage to tissues as well as significantly inhibit the oxidation of LDL cholesterol (much more efficiently than vitamin E) (60,61). This has great implications in the treatment of ischemia and reperfusion injury as well as the potential for slowing the development of atherosclerosis. In keeping with the free radical theory of aging, these antioxidant properties of CoQ10 have clear implications in the slowing of aging and age related degenerative diseases. There is epidemiologic evidence in humans that uniformly shows a gradual decline in CoQ10 levels after the age of twenty.

Until recently, attention has been focused on requirements for CoQ10 in energy conversion in the mitochondrial compartment of cells or on the antioxidant properties of CoQ10. New evidence shows that CoQ10 is present in other cell membranes. In the outer membrane it may contribute to the control of cell growth, especially in lymphocytes (the implications are far reaching (62,63,64,65)). The clinical experience with CoQ10 in heart failure is nothing short of dramatic, and it is reasonable to believe that the entire field of medicine should be re-evaluated in light of this growing knowledge. We have only scratched the surface of the biomedical and clinical applications of CoQ10 and the associated fields of bioenergetics and free radical chemistry.

ACKNOWLEDGEMENTS

Sincere appreciation is expressed to Hans Langsjoen of the University of Texas Medical Branch at Galveston, Karl Folkers and Richard Willis of the University of Texas at Austin, Frederick Crane of Purdue University in Indiana, Lars Ernster of the Stockholm University, Sweden, Gian Paolo Littarru, of the University of Ancona Medical School, Italy, and my wife Alena Langsjoen for their help in the completion of this manuscript.

Peter H. Langsjoen, M.D., F.A.C.C.,
P.A. 1120 Medical Dr.
Tyler, Tx 75701

Copyright 1994

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50. Folkers K., Langsjoen P. H., et al. (1988) Biochemical deficiencies of coenzyme Q10 in HIV-infection and the exploratory treatment. Biochemical and Biophysical Research Communications vol. 153, no. 2, pp 888-896.

51. Langsjoen P. H., Langsjoen P. H., Folkers K., Richardson P. Treatment of patients with human immunodeficiency virus infection with coenzyme Q10. In: Folkers K., Littarru G.P., and Yamagami, T., (eds) Biomedical and Clinical Aspects of Coenzyme Q, (1991) vol. 6, pp 409-415.

52. Cortes E.P, Mohinder G., Patel M., Mundia A., and Folkers K. Study of Administration of coenzyme Q10 to Adriamycin treated cancer patients. In:Biomedical and Clinical Aspects of Coenzyme Q (1977). Folkers K., Yamamura Y. (eds) Elsevier, Amsterdam, pp 267-273.

53. Combs A.B., Faria D.T., Leslie S.W., and Bonner H.W. (1981) Effect of coenzyme Q10 on Adriamycin induced changes in myocardial calcium. In: Biomedical and Clinical Aspects of Coenzyme Q, vol. 3 Folkers, K., Yamamura Y., (eds) Elsevier, Amsterdam, pp 137-144.

54. Judy W.V. Hall J., H., Dugan W., Toth P.D., and Folkers K. Coenzyme Q10 reduction of Adriamycin toxicity. In: Biomedical and Clinical Aspects of Coenzyme Q (1983), vol. 4 Folkers K., Yamamura Y., (eds) Elsevier, Amsterdam, pp 231-241.

55. Lockwood K., Moesgaard S., Yamamoto T., Folkers K. Progress on therapy of breast cancer with vitamin Q10 and the regression of metastases. Biochem Biophys Res Commun 1995 Jul 6;212(1):172-7.

56. Lockwood K., Moesgaard S., Hanioka T., Folkers K. Apparent partial remission of breast cancer in 'high risk' patients supplemented with nutritional antioxidants, essential fatty acids and coenzyme Q10. Mol Aspects Med 1994;15 Suppl:s231-40.

57. Lockwood K., Moesgaard S., Folkers K. Partial and complete regression of breast cancer in patients in relation to dosage of coenzyme Q10. Biochem Biophys Res Commun 1994 Mar 30;199(3):1504-8.

58. Folkers K., Brown R., Judy W.V., and Morita M. (1993) Survival of cancer patients on therapy with coenzyme Q10. Biochem. Biophys. Res. Comm., Ms. No. G-8658.

59. Mellstedt H., Osterborg A., Nylander M., Morita M., and Folkers K. A deficiency of coenzyme Q10 (CoQ10) in conventional cancer therapy and blood levels of CoQ10 in cancer patients in Sweden. In: Eighth International Symposium on Biomedical and Clinical Aspects of Coenzyme Q (1994) The Molecular Aspects of Medicine, in print.

60. Bowry V.W., Mohr D., Cleary J., Stocker R. (1995) Prevention of tocopherol-mediated peroxidation in ubiquinol-10-free human low density lipoprotein. J Biol Chem 1995 Mar 17;270(11):5756-63.

61. Ingold K.U., Bowry V.W., Stocker R., Walling C. (1993) Autoxidation of lipids and antioxidation by alpha-tocopherol and ubiquinol in homogeneous solution and in aqueous dispersions of lipids: unrecognized consequences of lipid particle size as exemplified by oxidation of human low density lipoprotein. Proc Natl Acad Sci U S A 1993 Jan 1;90(1):45-9.

62. Sun I.L., Sun E.E., Crane F.L., Morre, V.J., Lindgren A., and Low H. Requirement for coenzyme Q in plasma membrane electron transport. In: Proc. Nat. Acad. Sci. U SA 89, 11126-11130 (1992).

63. Linnane A.W., Zhang C., Baumer A., Nagley P. (1992) Mitochondrial DNA mutation and the aging process: bioenergy and pharmacological intervention. Mutation Research 275, pp. 195-208.

64. Martinius R.D., Linnane A.W., Nagley P. (1993) Growth of human namalwa cells lacking oxidative phosphorylation can be sustained by redox compounds potassium ferricyanide or coenzyme Q10 putatively acting through the plasma membrane oxidase. In: Biochem. Mol. Biol. Internat. 31, 997-1005.

65. Lawin A., Martinius R.D., McMullen G., Nagley P., Vaillant F., Wolvetang E. J., Linnane A.W. The universality of bioenergetic disease: The role of mitochondrial DNA mutation and the putative inter-relationship between mitochondria and plasma membrane NADH oxidases. In: Eighth International Symposium on Biomedical and Clinical Aspects of Coenzyme Q (1994) Littarru G.P., Battino M. , Folkers K. (Eds) The Molecular Aspects of Medicine, Vol. 15 (Supplement), pp S13-S27.

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NSI Synergy Rx -- 180 Capsules

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Item Number: NI 001873 or 83500300187
Package Description: 180.00 Capsu
Product Weight Per Unit: 0.55 lb
Serving Size: 6.00 Capsules
Number of Servings: 30.00

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NSI Synergy Men's Multi-Vitamin Version 2 -- 240 Capsules

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Description

Effective multi-vitamin safe for those taking certain prescription medications, such as thinners. Contains lutein, B-complex, Ester-C, minerals and antioxidants, but no vitai ginkgo biloba.

Synergy Rx, the newest addition to NSI the Synergy multi-vitamin family, has been f those individuals taking certain prescription medications such as blood thinners. Ther Synergy Rx contains no vitamin K or ginkgo biloba, as they may interact with these r This excellent, doctor-formulated multi-vitamin provides B-complex, Ester-C®, minei FloraGLO® lutein, BerryVin™ High ORAC Berries and lycopene in the standardized fo Lyc-O-Mato™. This combination provides an excellent free radical defense utilizing a antioxidant combination.

As a part of the Synergy product line of multi-vitamins, Nutraceutical Sciences Institu Synergy Rx has been formulated with nutrients that support your immune system an from free radicals. Compare your current multi-vitamin to Synergy Rx. Does it contai (Ester-C®), or standardized green tea and grape seed (ActiVin®) extracts? NSI uses highest quality nutrients available at effective dosages. For example, Synergy Rx con antioxidants alpha lipoic acid (ALA) and coenzyme Q10 (CoQ10). And CoQ10, along v acid acetyl L-carnitine, has been shown to aid cellular energy, cardiac and circulatory Additionally, the antioxidant lutein, in its superior FloraGLO form, has been added at provide an elemental level of 6 mg -- to support vision.

Synergy Rx contains BerryVin High ORAC Berries. This potent antioxidant blend is for quality berries, including blackberries, blueberries, cranberries, and strawberries, alo and pomegranate extracts.

Synergy Rx also contains 100 mg of Lyc-O-Mato® providing 5 mg of elemental Lycop

03907-D01AA

Supplement Facts

Serving Size: 6.00 Capsules
Servings per container: 30.00

	Amount Per Serving
Beta Carotene (Betatene®)	5000 IU
Vitamin C (as calcium ascorbate)(Ester-C® MV)	500 mg
Vitamin D3 (as cholecalciferol)	700 IU
Natural Vitamin E (as d-alpha tocopheryl succinate and mixed tocopherols)	400 IU
Vitamin B1 (thiamine HCl)	30 mg
Vitamin B2 (riboflavin)	10 mg
Vitamin B3 (niacinamide)	50 mg
Vitamin B6 (pyridoxine HCl)	30 mg
Folic Acid (as folacin)	800 mcg
Vitamin B12 (methylcobalamin)	500 mcg
Biotin	300 mcg
Vitamin B5 (pantothenic acid)	50 mg
Calcium (citrate) (ascorbate, Ester-C® MV)	375 mg
Magnesium (oxide)	300 mg

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Products

Zinc (as L-methionine)(L-OptiZinc®)	15 mg
Selenium (selenomethionine)	200 mcg
Copper (as amino acid chelate)	1 mg
Manganese (as amino acid chelate)	1 mg
Chromium (chromium polynicotinate)(ChromeMate®)	200 mcg
Molybdenum (as amino acid chelate)	150 mcg
Choline (Bitartrate)	150 mg
Alpha Lipoic Acid	150 mg
Citrus BioComplex	100 mg
Quercetin	100 mg
Grape Seed Extract (as ActiVin®)	100 mg
Coenzyme Q10	30 mg
Lycopene (Lyc-O-Mato)®	5 mg
Lutein (FloraGLO®)	6 mg
Zeaxanthin (FloraGLO®)	300 mcg
BerryVin™ (FloraGLO®)	100 mcg
Green Tea Extract (standardized 98% polyphenols, 80% catechins, 45% EGCG)(leaves)	100 mg
Acetyl L-Carnitine HCl	150 mg
*Daily value not established.	

Other ingredients: Kosher gelatin (capsule), cellulose, silicon dioxide and magn stearate.

ACTIVIN — Activin® is a registered trademark of Dry Creek Nutri

Betatene — Betatene® is a registered trademark of Cognis Deuts GmbH & Co.

CHROMEMATE — ChromeMate® is a registered trademark of InterHealt Nutraceuticals, Inc.

Ester-C — Ester-C® and the Ester-C® logo are licensed tradem Nutraceuticals, Inc. Manufactured under U.S. Patent N 4,822,816 and 5,070,085 and corresponding foreign p Other patents pending.

FloraGLO Lutein — FloraGLO® is a registered trademark of Kemin Indust U.S.A.

L-OptiZinc — L-OptiZinc® is a registered trademark of InterHealth Nutraceuticals, Inc.

BERRYVIN High Orac Berries — BerryVin™ is a trademark of Cyvex Nutrition, Inc.

LYC-O-MATO Tomato Lycopene Complex — LYC-O-MATO® is a registered trademark of LycoRed L

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GNC Multi Multi Ultra Mega, Timed Release Tablets 60 ea

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Package Details

Advanced Vegetarian Formula

- 75 mg B-complex
- One per day formula
- 35 ingredients

Ultra Mega® is GNC's first high-potency multivitamin. This one per day formula is an a foundation of daily nutrition. It is a convenient supplement of important vitamins, miner dietary ingredients. Ultra Mega® product features include:

- Timed release for extended nutrient delivery.
- Convenient one per day format.
- Antioxidant protection with alpha-lipoic acid, beta-carotene, vitamins C and E, se NAC.*
- Folic acid, B-6 and B-12 provide support for the cardiovascular system.*
- 18 mg iron, which is essential for building blood and transporting oxygen.*

Ultra Mega® is a formula suitable for a vegetarian diet. This formulation includes a bro base of daily nutritional support.

No sugar, no artificial colors, no artificial flavors, no preservatives, sodium free, no whe no dairy, yeast free.

Potencies verified by GNP procedure #5015. Conforms to USP <2091> for weight. Dis over five hours for timed release benefit.

*These statements have not been evaluated by the Food and Drug Administration. Thi intended to diagnose, treat, cure, or prevent any disease.

Facts:

Supplement Facts

Serving Size: One Tablet
Servings Per Container: 60

	Amount per Serving	% Daily Value
Vitamin A (50% as beta-Carotene, 50% as Acetate)	10000 IU	200%
Vitamin C (as Ascorbic Acid)	200 mg	333%
Vitamin D (as Ergocalciferol)	400 IU	100%
Vitamin E (as d-alpha Tocopheryl Succinate)	100 IU	333%
Thiamin (B1) (Vitamin B-1) (as Thiamin Mononitrate)	75 mg	5000%
Riboflavin (B2) (Vitamin B-2)	75 mg	4412%
Niacin (B3) (as Niacinamide)	75 mg	375%
Vitamin B6 (as Pyridoxine Hydrochloride)	75 mg	3750%

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Folate,Folic Acid,Folacin	400 mcg	100%
Vitamin B12 (as Cyanocobalamin)	75 mcg	1250%
Biotin	75 mcg	25%
Pantothenic acid (as Calcium d-Pantothenate)	75 mg	750%
Calcium (as Calcium Carbonate)	100 mg	10%
Iron (as Ferrous Fumarate)	18 mg	100%
Iodine (as Kelp)	150 mcg	100%
Magnesium (as Magnesium Oxide)	7 mg	2%
Zinc (as Zinc Oxide)	15 mg	100%
Selenium (as Hydrolyzed Protein Chelate)	10 mcg	14%
Copper (as Copper Sulfate)	250 mcg	13%
Manganese (as Manganese Sulfate)	6 mg	300%
Chromium (as Hydrolyzed Protein Chelate)	10 mcg	8%
Molybdenum (as Hydrolyzed Protein Chelate)	10 mcg	13%
Potassium (as Potassium Chloride)	10 mg	0%
Boron as Boron Citrate	100 mcg*	
Silica (as Silicon Dioxide)	10 mcg*	
Choline (as Choline Bitartrate)	35 mg*	
Inositol	75 mcg*	
Para-Aminobenzoic Acid (PABA)	75 mg*	
Trimethylglycine (TMG)	10 mg*	
Rutin Powder	25 mg*	
Citrus Bioflavononid Complex (as 6.25 mg Citrus Bioflavonoid Complex 4x)	25 mg*	
Hesperidin Complex	5 mg*	
N-Acetyl-L-Cysteine (NAC)	500 mcg*	
Alpha Lipoic Acid	1 mg*	
Green Tea Leaves (Camellia sinensis)	5 mg*	

* Daily Value not established.

Directions:

As a dietary supplement, take one tablet daily with food.

Store in a cool, dry place.

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One-A-Day Essential Multivitamin, Tablets 130 ea

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Package Details

Essential Formula High Potency Multivitamin Supplement.

COMPLETE with 100% Daily Value of 11 essential vitamins YOU need to Feel You

- Contains the full set of **B-Vitamins**, necessary for the release of **Energy** from fo
- Contains the full allowance of **Vitamins C, E**, and **Folic Acid.**
- Small, round, easy-to-swallow tablets - Perfect for young adults and those who h swallowing pills

Questions or Comments? Please call 1-800-800-4793.
Visit our website at bayercare.com.

*These statements have not been evaluated by the Food and Drug Administration. Thi intended to diagnose, treat, cure or prevent any disease.

Facts:

Supplement Facts

Serving Size:		1 Tablet
Servings Per Container:		130
	Amount per Serving	% Daily Value
Vitamin A	5000 IU	100%
Vitamin C	60 mg	100%
Vitamin D	400 IU	100%
Vitamin E	30 IU	100%
Thiamin (B1)	1.5 mg	100%
Riboflavin (B2)	1.7 mg	100%
Niacin (B3)	20 mg	100%
Vitamin B6	2 mg	100%
Folate,Folic Acid,Folacin	400 mcg	100%
Vitamin B12	6 mcg	100%
Pantothenic acid	10 mg	100%

* Daily Value not established.

Directions:

One tablet daily, with food.

Ingredients:

Calcium Carbonate, Ascorbic Acid, Gelatin, dl-Alpha Tocopherol Acetate, Niacinamide, Calcium Pantothenate, Calcium Silicate, Croscarmellose Sodium, Silicon Dioxide, Aca Hydroxypropyl Methylcellulose, Crospovidone, Starch, Stearic Acid, Pyridoxine Hydroc Vitamin A Acetate, FD&C Red 40 Lake, Magnesium Stearate, Riboflavin, Thiamine Mo Polyethylene Glycol, Dextrose, Resin, Titanium Dioxide, Lecithin, Folic Acid, Beta Carc Blue 2 Lake, Ergocalciferol, Cyanocobalamin

Warnings:

Keep out of reach of children.

Child Resistant Cap.

Do not use this product if safety seal bearing "Sealed for Your Protection" under cap is t

Customer Reviews

Average Ra

★★★★★ Many of the heftier multi-vitamins contain something that's making me sick after I take them. The Essential mix is the only vitamin supplement I have found that doesn't have the accompanying nausea. I'd strongly recommend this product to anyone who's had the same sort of reaction to other supplements. :)
-- Anonymous on March 13, 2007

★★★★★ Excellent product, just what I was looking for. Something easy to swallow and contains just the essential vitamins at a good price.

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Centrum Multivitamin and Multimineral, Tablets 180 ea

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Package Details

Improved Formula! Now with Lycopene™. Helps Promote a Healthy Heart.*

- Advanced Formula High Potency Multivitamin/Multimineral Supplement.
- From A to Zinc®+. Including the Complete Antioxidant Group.+

*This statement has not been evaluated by the Food and Drug Administration. This pro intended to diagnose, treat, cure or prevent any disease.

+Contains all nutrients and antioxidants with RDIs.

FloraGlo® Lutein.

Made in USA.

Facts:

Supplement Facts

Serving Size:		1 Tablet
Servings Per Container:		180
	Amount per Serving	% Daily Value
Vitamin A (29% as Beta Carotene)	3500 IU	70%
Vitamin C	60 mg	100%
Vitamin D	400 IU	100%
Vitamin E	30 IU	100%
Vitamin K	25 mcg	31%
Thiamin (B1)	1.5 mg	100%
Riboflavin (B2)	1.7 mg	100%
Niacin (B3)	20 mg	100%
Vitamin B6	2 mg	100%
Folate,Folic Acid,Folacin	400 mcg	100%
Vitamin B12	6 mcg	100%
Biotin	30 mcg	10%
Pantothenic acid	10 mg	100%
Calcium	162 mg	16%
Iron	18 mg	100%
Phosphorus	109 mg	11%
Iodine	150 mcg	100%
Magnesium	100 mg	25%
Zinc	15 mg	100%
Selenium	20 mcg	29%
Copper	2 mg	100%
Manganese	2 mg	100%
Chromium	120 mcg	100%
Molybdenum	75 mcg	100%
Chloride	72 mg	2%
Potassium	80 mg	2%
Nickel	5 mcg	*
Tin	10 mcg	*
Silicon	2 mg	*
Vanadium	10 mcg	*
Boron	150 mcg	*
Lutein	250 mcg*	
Lycopene	300 mcg*	

* Daily Value not established.

Directions:

Adults - One tablet daily with food. Not formulated for use in children. As with any suppl are pregnant or nursing a baby, contact your healthcare professional.

Keep bottle tightly closed. Store at room temperature.

Ingredients:

Dibasic Calcium Phosphate, Magnesium Oxide, Potassium Chloride, Microcrystalline C

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SUPPLEMENTAL RESPONSE TO COMMENT 37.

Department of Health & Human Services Warning Letters

DEPARTMENT OF HEALTH & HUMAN SERVICES

Food and Drug Administration
Rockville, MD 20857

WARNING LETTER

February 26, 2007

Steven R. Brown
President and CEO
Anabolic Laboratories
17802 Gillette Avenue
Irvine, California 92614

Dear Mr. Brown:

This letter is written in reference to the marketing by your firm of drug products containing ergotamine tartrate, specifically, Bel Phen Ergot S Tablets, Bel-Tabs tablets, Cafatine PB Tabs tablets, Bellamine Tablets, Spastrin Tablets, and Urkaf-PB Tablets.

Drug products containing ergotamine that were marketed under new drug applications approved for safety only prior to 1962 were reviewed under the Drug Efficacy Study Implementation (DESI) program. On July 27, 1972, the Agency concluded that such products are new drugs effective for the treatment or prevention of "vascular headaches" ("e.g. migraine, migraine variants or 'histaminic cephalalgia'") subject to section 505 of the Federal Food, Drug, and Cosmetic Act (the Act) [21 U.S.C. § 355] and that approved new drug applications are required to market them. (37 Fed. Reg. 15032).

Under 21 C.F.R. § 310.6(b)(1), the ergotamine-containing products that you market are identical, related, or similar to the drugs reviewed in this DESI proceeding. Under 21 C.F.R. § 310.6(b)(2), the "new drug" determination made under this DESI proceeding applies to your products and therefore your products require an approved new drug application before they may be lawfully sold. As there are no approved new drug applications on file with the FDA for any of the drug products, Bel Phen Ergot S Tablets, Bel-Tabs tablets, Cafatine PB Tabs tablets, Bellamine Tablets, Spastrin Tablets, and Urkaf-PB Tablets as marketed by your firm, the marketing of these products is in violation of sections 301(d) and 505(a) of the Act, [21 U.S.C. §§ 331(d) and 355(a)], which prohibit the introduction or delivery for introduction into interstate commerce of a new drug without an approved new drug application.

Moreover, Bel Phen Ergot S Tablets, Bel-Tabs tablets, Cafatine PB Tabs tablets, Bellamine Tablets, Spastrin Tablets, and Urkaf-PB Tablets are prescription drugs within the meaning of section 503(b)(1) of the Act, [21 U.S.C. § 353(b)(1)], because they are not safe for use except under the supervision of a practitioner licensed by law to administer such drugs. By definition, a prescription drug's directions for use are not adequate to enable a layperson to safely use the drug for its intended uses. See 21 C.F.R. § 201.5. Consequently, Bel Phen Ergot S Tablets, Bel-Tabs tablets, Cafatine PB Tabs tablets, Bellamine Tablets, Spastrin Tablets, and Urkaf-PB Tablets' labeling fail to bear adequate directions for use under section 502(f)(1) of the Act, [21 U.S.C. § 352(f)(1)]. Because each lacks an approved application, each is not exempt from this requirement under 21 C.F.R. § 201.115. Bel Phen Ergot S Tablets, Bel-Tabs tablets, Cafatine PB Tabs tablets, Bellamine Tablets, Spastrin Tablets, and Urkaf-PB Tablets are therefore misbranded.

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Further, we note that FDA has reviewed and approved several ergotamine-containing drug products and determined that such products require warning information to be placed in a prominently displayed box pursuant to 21 C.F.R. § 201.57. This boxed warning is required to prevent use of potent CYP 3A4 inhibitors with ergotamine-containing products. Serious and/or life-threatening ischemia, including fatalities and cases of gangrene, has resulted from such concomitant use. Examples of potent CYP 3A4 inhibitors include: protease inhibitors, macrolide antibiotics, and antifungal agents. Your failure to display this warning regarding concomitant use of Bel Phen Ergot S Tablets, Bel-Tabs tablets, Cafatine PB Tabs tablets, Bellamine Tablets, Spastrin Tablets, and Urkaf-PB Tablets with CYP 3A4 inhibitors also renders these products misbranded under section 502(f)(2) of the Act, [21 U.S.C. § 352(f)(2)], because each product's labeling fails to bear adequate warnings.

In addition to the serious health concern presented by your omission of this important warning, unapproved drugs are a public health risk in general because they may not meet modern standards for safety, effectiveness, quality, and labeling. Even though some ergotamine products were found to be effective for certain indications via the DESI process, this does not necessarily mean that Bel Phen Ergot S Tablets, Bel-Tabs tablets, Cafatine PB Tabs tablets, Bellamine Tablets, Spastrin Tablets, and Urkaf-PB Tablets as currently formulated, manufactured, and labeled, are effective or safe.

The above identified violations are not intended to be an all inclusive list of violations involving your facility. It is your responsibility to assure that your firm is in compliance with all requirements of the Act. We request that you review all drug products that you are currently marketing to assure they are in compliance with the Act and FDA regulations. If you no longer market any ergotamine-containing drug products or believe that you have received this letter in error, please notify the Agency at the address below.

As described in the guidance entitled "Marketed Unapproved Drugs – Compliance Policy Guide" ("Marketed Unapproved Drugs CPG"), the Agency may exercise its enforcement discretion and identify a period of time during which the Agency does not intend to initiate an enforcement action against a currently marketed unapproved drug. http://www.fda.gov/cder/guidance/6911fnl.pdf. The Agency intends to exercise its enforcement discretion with regard to unapproved, ergotamine-containing drug products as follows. FDA does not intend to initiate enforcement actions related to currently manufactured unapproved ergotamine-containing products if those products are listed with FDA under section 510 of the Act, [21 U.S.C. § 360], as of the date of this letter, unless the manufacturing of those products continues after April 27, 2007. Further, FDA does not intend to initiate enforcement actions related to the shipment in interstate commerce of unapproved ergotamine-containing products made by such firms, including Bel Phen Ergot S Tablets, Bel-Tabs tablets, Cafatine PB Tabs tablets, Bellamine Tablets, Spastrin Tablets, and Urkaf-PB Tablets, unless they are still being shipped on or after August 25, 2007[1].

You should be aware that the Agency does not intend to exercise its enforcement discretion as described in this letter in the following circumstances: (1) if a firm is violating other provisions of the Act; (2) when it appears that a firm, in response to this letter, increases its manufacture or distribution of unapproved ergotamine drug products above its usual volume during these periods; (3) if FDA learns of new information regarding any serious health risk or hazards associated with an unapproved ergotamine drug product; or (4) if a firm marketing unapproved ergotamine products does not undertake appropriate corrective action to cease marketing the products.

[1] The agency intends to take enforcement action against unapproved ergotamine-containing products and those who cause them to be manufactured or shipped in interstate commerce (whether or not they have received a warning letter from FDA) after these dates.

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To avail your firm of these periods during which the Agency intends to exercise enforcement discretion regarding unapproved ergotamine products, you must reply within fifteen (15) days of your receipt of this letter with a commitment to comply with the conditions stated above. Please include:

- a statement(s) of what action you plan to take to comply;
- a statement of the amount of each drug, Bel Phen Ergot S Tablets, Bel-Tabs tablets, Cafatine PB Tabs tablets, Bellamine Tablets, Spastrin Tablets, and Urkaf-PB Tablets, and any other unapproved ergotamine-containing product, that is (are) in inventory under your control;
- the time period in which you expect such inventory to be exhausted, in their entirety, and your plan for disposition of any inventory remaining after the above shipment cessation date; and
- an estimate of when products in distribution channels will become exhausted.

If FDA receives your commitment within fifteen (15) days of your receipt of this letter, the agency intends to exercise its enforcement discretion as described above, unless the circumstances listed above or lack of compliance with the conditions set forth in this letter warrant further action. If FDA does not receive a commitment within fifteen (15) days of receipt of this letter or a firm or person fails to comply with the stop manufacture or stop shipment date, the agency may take immediate regulatory action, including but not limited to seizure and/or injunction. If FDA takes action, to preserve limited agency resources, FDA may also take simultaneous enforcement action relating to any other unapproved new drugs manufactured, distributed, or shipped by the defendant. (*See, e.g., United States v. Sage Pharmaceuticals, 210 F.3d 475, 479-480* (5th Cir. 2000) (the agency can combine all violations of the act in one proceeding, rather than taking action against a firm with multiple violations of the act in "piecemeal fashion").)

In addition, FDA cautions firms against reformulating their products into ergotamine-free unapproved new drugs that are marketed under the same name or substantially the same name (including a new name that contains the old name). In the Marketed Unapproved Drugs CPG, FDA states that it intends to give higher priority to enforcement actions involving unapproved drugs that are reformulated to evade an FDA enforcement action. In addition, reformulated products marketed under a name previously identified with a different active ingredient or combination of active ingredients have the potential to confuse health care practitioners and harm patients.

Please send your reply via fax, as well as mail or overnight delivery to: Valerie L. Whipp, U.S. Food and Drug Administration, Center for Drug Evaluation and Research, Division of New Drugs and Labeling Compliance, 11919 Rockville Pike, HFD-310, Rockville, MD 20852, fax number (301) 827-8904.

For information regarding the drug approval process see www.fda.gov/cder/regulatory/applications/default.htm. Should you wish to seek approval for your ergotamine product, you may contact Sally Loewke, MD, the Agency's unapproved drugs coordinator

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at (301) 796-0710, who can help you identify the appropriate review division or office for further direction. However, until such time as you have FDA approval for your product, you must comply with this letter.

Sincerely yours,

Michael Levy
Director
Division of New Drugs and Labeling Compliance
Office of Compliance
Center for Drug Evaluation and Research